As filed with the United States Securities and Exchange Commission on December 28, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Joint Stock Company Kaspi.kz

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Kazakhstan	7389	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

154A Nauryzbai Batyr Street

Almaty, 050013, Kazakhstan

Telephone: +7 727 3306710

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

+1 302 738 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James C. Scoville Alan Kartashkin Nicholas P. Pellicani Debevoise & Plimpton LLP 65 Gresham Street London, EC2V 7NQ United Kingdom +44 20 7786 9000	Darina Kogan-Bellamy Bree Peterson White & Case LLP 5 Old Broad Street London, EC2N 1DW United Kingdom +44 20 7532 1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 28, 2023

Joint Stock Company Kaspi.kz

            ADSs

Representing              Common Shares

$            per ADS

This is the initial public offering of Joint Stock Company Kaspi.kz, a joint-stock company organized under the laws of Kazakhstan, in the United States. Mr. Vyacheslav Kim, Mr. Mikheil Lomtadze and Asia Equity Partners Limited (together, the “Selling Shareholders”) are offering              American depositary shares (“ADSs”) representing our common shares in the United States and elsewhere outside Kazakhstan. Each ADS will represent one common share.

On                 , 2024, the closing price of Regulation S global depositary receipts (“Regulation S GDRs”) representing our common shares on the Main Market of the London Stock Exchange (“LSE”) was $                per Regulation S GDR. We expect the initial public offering price will be similar to the trading price of Regulation S GDRs on the LSE. The initial public offering price will be determined based on the bookbuilding process and the closing price of Regulation S GDRs on the pricing date of this offering. We will not receive any of the proceeds from sales of ADSs by the Selling Shareholders in this offering.

We have applied to have the ADSs listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “KSPI.” Prior to this offering, there has been no public market for the ADSs. Since 2020, Regulation S GDRs and Rule 144A global depositary receipts (“Rule 144A GDRs” and, together with Regulation S GDRs, “GDRs”), each representing one common share, have been listed and traded on the LSE under the symbols “KSPI” and “80TE,” respectively. Our common shares, Regulation S GDRs and Rule 144A GDRs are listed and traded on the Kazakhstan Stock Exchange (“KASE”) under the symbols “KSPI,” “KSPId” and “KSPId,” respectively. The Regulation S GDRs are also listed and traded on the Astana International Exchange (“AIX”) under the symbol “KSPI,” and our common shares are listed on the AIX under the symbol “KSPI.S.” Prior to or concurrent with, and conditional upon, the completion of this offering, we intend to amend the terms and rename the outstanding Regulation S GDRs so as to designate them as ADSs. The ADSs being offered by this prospectus represent only a portion of the Regulation S GDRs, all of which will be redesignated as ADSs. Therefore, upon completion of the offering, a total of              ADSs will be outstanding, which includes the ADSs being offered by this prospectus. The ADSs will then trade on Nasdaq, the LSE, the KASE and the AIX, in each case, quoted in U.S. dollars. Rule 144A GDRs will continue to be listed and traded on the LSE and the KASE, in each case, quoted in U.S. dollars, and our common shares will continue to be listed and traded on the KASE, quoted in Kazakhstan tenge, and listed on the AIX.

The underwriters may also exercise their option to purchase up to an additional              ADSs from the Selling Shareholders, on a pro rata basis, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any of the proceeds from the sale of these additional ADSs, if any, by the Selling Shareholders.

We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (“SEC”) rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a ‘Foreign Private Issuer.’”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 29.

Kazakhstan law prohibits or restricts the ability of legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, from owning our common shares or exercising voting rights in respect of the ADSs. See “Risk Factors—Risks Relating to Our Legal and Regulatory Framework” on page 47 for more detail.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters expect to deliver the ADSs to purchasers in this offering on or about             , 2024 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley	J.P. Morgan	Citigroup

Susquehanna Financial Group, LLLP	Wolfe | Nomura Alliance

Prospectus dated                , 2024

Our Mission

Kaspi.kz

KASPI ЖУМА
0₸ 0% 24
15-17

POSTOMAT

Business Loan

Kaspi Pay

i

Key Innovations for Consumers

Household Bill Payments 2012

e-Commerce 2014

Kaspi Bonus 2014

Kaspi Gold 2015

m-Commerce 2016

P2P Payments 2017

Kaspi Juma 2017

July 14-16
KASPI JUMA

Kaspi ID Biometrics 2018

Kaspi QR Payments 2019

Kaspi Kartomat 2019

Kaspi Travel Airline Tickets 2020

Government Services 2020

Kaspi Postomats 2021

POSTOMAT

Kaspi Travel Rail Tickets 2021

AI: Ruslan Virtual Assistant 2021

Digital Documents 2022

Driving License Renewal 2022

Kaspi Classifieds 2022

e-Grocery 1P 2023

Kaspi Travel Holiday Packages 2023

Key Innovations for Merchants

Kaspi POS Devices	Kaspi Pay Business Account	Merchant and Micro Business Finance	Cashier App	Merchant Instant Invoicing
2019	2020	2020	2020	2020

Kaspi Delivery Smart Logistics Platform	Kaspi Advertising	Promotional Campaigns	Kaspi B2B Payments	Tax Reports and Payments
2020	2021	2021	2021	2022

Sales Analytics	Kaspi Shopping Register	Payroll Taxes	Product Listings	Courier App
2022	2022	2022	2022	2023

LETTER FROM MIKHEIL LOMTADZE, CEO AND CO-FOUNDER

Like practically every founder that writes one of these letters, I can tell you that we dreamt big from the beginning, wanted to make a difference to the lives of our customers and that we’re only just getting started. All of this would of course be true, but I’d like to take this opportunity to give you some deeper insights into how we do things at Kaspi.kz.

Our mission is to improve people’s daily lives by developing innovative, highly relevant, world-class mobile services. As part of our product development process, we always prepare a three-pager describing the service or product idea which, very importantly, must include answers to the top 10 key questions a customer is likely to ask.

Answers must be simple and to the point. We find this a useful way to check that our innovations really will add value to our customers’ lives.

I have decided to take a similar approach with this letter and answer the top 10 questions most frequently asked about us. Hopefully, I can give you a better understanding about why I believe Kaspi.kz is so special.

1.	Why was Kaspi.kz created in Kazakhstan?

Kazakhstan is digitalizing fast and is the home of our two-sided Super App business model. Kaspi.kz began by assembling a brilliant, internationally minded team with a diverse range of skills. What united us all was that everybody was up for a challenge. In Kazakhstan, we were lucky enough to be in a country that was ready to embrace our entrepreneurialism and where our vision and strategy has been supported ever since.

Today, we believe that we’re the largest and most advanced technology company in the region with a unique business model. However, everything you see today has not been an overnight success but is the result of years of hard work and dedication. We were here when Kazakhstan’s economy was booming and we were here when nobody else wanted to be. We have stood the test of time. To be successful in our part of the world, it is necessary to be in it for the long run, on the ground quickly reacting to every unexpected event, focused and all about execution. Management teams and companies looking for fast money, with a fly-in-fly-out approach, chasing the latest trend simply will not succeed.

Could we have built Kaspi.kz elsewhere? Yes, we could have done so, but starting in Kazakhstan has without a doubt proven to be a good decision. We are incredibly grateful to the consumers and merchants that use our services every day. It’s their trust and continued feedback that allows us to keep innovating and delighting them. We will never take our customers for granted.

2.	What has been the most important business decision you have taken?

Our most important and best decision was to launch the Kaspi.kz Super App, with our diverse range of services integrated into one single mobile application.

When we had the initial idea, the IT experts told us that it’s too complex to integrate multiple, completely different services into one app. Their advice was to have separate apps for financial products, e-commerce, payments and so on. The marketing experts told us that we’re crazy to brand financial products in the same way as an e-commerce business. Consumers will never use the same app and brand to open a savings account and shop for kitchen accessories, we were told.

In many ways they were right because successfully executing a Super App strategy is not straightforward and at the time the world’s leading internet companies were pursing single purpose app strategies.

Our life would have been easier if we had followed the crowd, but we’re not looking to make our life easier. We are here to make the lives of our customers better. Why should they download multiple apps? Why open and log in to different apps to use all our services? Why should we build different brands, waste money on marketing and confuse both customers and employees? By making the decision to build a Super App business model, we removed these barriers to accessing our services.

With our Super Apps, we have an incredibly powerful tool to drive adoption of new digital services and by launching everything under one brand, we have created a leading brand with the highest brand awareness across all of our major products in Kazakhstan. Being Super App-first is the basis of our business and the main reason for our success.

3.	Is Super App a better business model?

Our Super Apps not only offer superior user experience but also are a better way to create value through growth and, most importantly, profitable growth. By enabling customers to have access to all our services with one single button on their smartphone, we have rapid and high adoption rates for our new services, lower marketing costs, powerful integrated data insights and the strategic ability to better leverage investments in our technology. Our performance and results speak for themselves. What’s more, our Super Apps give us very strong competitive advantages, which are difficult for others to replicate.

4.	What makes Kaspi.kz different to many leading technology companies globally?

You would not find many technology companies that are fast-growing, profitable, dividend-paying and that also repurchase their stock. Being in Kazakhstan, we do not have the luxury of being able to rely on private equity or venture capital money to fund our operations and growth. We’ve always had to stand on our own two feet. This meant growth and profitability from the beginning, not growth with the ever-shifting promise of making the business profitable at some future point. Profitability also means we generate cash, and this has allowed us to repurchase our GDRs, pay dividends, make acquisitions and invest in our long-term organic growth. This is not the norm and something I know our existing shareholders appreciate a lot.

5.	Can Kaspi.kz keep growing fast?

The growth opportunity ahead is substantial. We believe we can keep growing by innovating and digitalizing more aspects of daily life.

In fact, we have a proven track record of creating new revenue streams. In only the last three years, among other services, we have launched Kaspi Travel, Kaspi B2B Payments and Kaspi Postomats. More recently, we launched e-Grocery and Kaspi Classifieds. These services are in different areas, but all benefit from the powerful network effects inherent to our Super App business model. We also keep developing value-added tools for merchants, such as advertising, new delivery offerings and invoicing products.

v

When we talk about growth at Kaspi.kz, we never just mean top-line growth. Our Super App business model is designed to ensure as much growth and revenue drops through to the bottom line as possible.

6.	Can we expect to see the Kaspi.kz Super App outside of Kazakhstan?

We have an experienced, execution-driven management team that wants to take Kaspi.kz to other markets. Over the long term, our ambition is to serve 100 million users, up from 13.5 million currently. With our highly scalable, asset-light Super App business model, we believe we can expand into new geographies as quickly and efficiently as we have expanded into new verticals in Kazakhstan. We regularly assess other markets to identify the right country, product opportunity, acquisition target and getting our timing right.

Meanwhile every new product that we develop in Kazakhstan gives us more options to enter new countries. Our entry product can be any of our key services, including payments, marketplace, financial services, travel, grocery or classifieds. We then intend to replicate our Super App business model by adding the rest of our services.

7.	How important is proprietary technology at Kaspi.kz?

We have developed proprietary technology to create a superior user experience and add to our competitive advantages.

A great example is our proprietary payments network driven by Kaspi QR technology. In 2022, we processed more transactions than were processed by Mastercard and Visa combined in Kazakhstan.

Kaspi Smart Logistics is another good example. Kaspi Smart Logistics powers our e-Commerce business and manages delivery from order pick-up at the merchant to delivery to the consumer. Our technology is reinforced by Kaspi Postomats, which we believe is the largest last-mile delivery infrastructure in Kazakhstan.

Our data models have been built using billions of data points, including data from over 22 billion transactions and 23 billion user sessions in our Super Apps.

Our consumers transact on average 68 times per month, and this high frequency of transactions gives us extremely valuable proprietary data. What sets us apart, however, is not just the quantity of data but how we leverage it. With 99.9% of loan approvals made within six seconds, for example, we deliver a seamless shopping experience.

Elsewhere, highly automated and AI-powered processes are used by us to provide a personalized user experience, develop new products, manage risk and improve all aspects of our business.

8.	How would you describe the corporate culture at Kaspi.kz?

Our corporate culture is central to our success. We always think and act as if we are developing new products for our parents, family and friends. Given the popularity of Kaspi.kz in Kazakhstan, this appears to have worked and we want to make everyone around us proud of our work. We are a team that wants to make a difference and leave our mark. This simple philosophy is in our DNA.

The key members of the Kaspi.kz management team have been together for more than ten years. Every day I continue to learn from them and find it incredibly satisfying to work with people smarter than myself.

9.	What can investors in Kaspi.kz expect?

As a publicly listed company on the London Stock Exchange, investors have already gotten to know us over the last three years. Every year, we’ve said what we plan to do and asked them to hold us accountable. They have and we’ve delivered. This approach will remain the basis of our relationship with investors going forward. We’re proud of the track record we’ve worked hard to build, and we have no plans to squander it. However, with a U.S. listing, we believe Kaspi.kz can reach a larger and more diverse investor base that will enjoy being with us for the next stage of our development.

10.	What is the role of AI at Kaspi.kz?

This is a very popular question currently but, as I hope I’ve made clear, we never jump on the latest bandwagon. In the case of AI, although I like to joke that it’s no substitute for our own intelligence, we have been seeing the significant benefits that it brings over the years.

For example, we developed our AI-powered virtual assistant several years ago and now leverage this powerful tool across many areas of our consumer-facing functions. Even with rapid growth, the total number of our full-time employees has been reduced from 9,310 in 2020 to 7,802 in 2022. Our virtual assistant, “Ruslan,” now does the work of approximately 1,000 employees across multiple functions, saving us approximately ₸5.3 billion (approximately $11 million) annually. I suspect you won’t find many fast-growing technology companies that have been able to reduce their headcount substantially, and “Ruslan” is just one of a growing number of examples of how we are using AI to improve what we do.

To wrap things up, Kaspi.kz is at the forefront of the new digital revolution, redefined by our Super Apps. The combination of our scale with consumers and merchants, reinforced by our Super App strategy, puts us in an extremely strong position. With the multi-year structural growth opportunity offered by digitalization in Kazakhstan and the region still ahead of us, we thoroughly intend to capture it.

To the Kaspi.kz team, I would like to take this opportunity to thank every member for their incredible execution and dedication to our consumers, merchants and shareholders.

To both our existing and potentially new shareholders, thank you for your trust and support.

Mikheil Lomtadze

Kaspi.kz CEO and co-founder

Neither we, the Selling Shareholders nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated in Kazakhstan, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with different information and neither we, the Selling Shareholders nor the underwriters take responsibility for any other information others may give you. We, the Selling Shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of this prospectus or of any sale of the ADSs.

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Kaspi.kz,” “Kaspi,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Joint Stock Company Kaspi.kz, in each case together with its consolidated subsidiaries as a consolidated entity, and the term the “Issuer” refers to Joint Stock Company Kaspi.kz as a standalone company.

All references in this prospectus to “tenge,” “KZT” or “₸” are to the Kazakhstan tenge and to “dollar,” “USD” or “$” are to the U.S. dollar.

All references in this prospectus to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended. All references to “FINRA” are to The Financial Industry Regulatory Authority, Inc.

All references to “Kazakhstan” are to the Republic of Kazakhstan, to the “NBK” are to the National Bank of the Republic of Kazakhstan, to the “ARDFM” are to the Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market and to “Qazstat” are to the Bureau of National Statistics of the Agency for Strategic Planning and Reforms of the Republic of Kazakhstan.

With respect to our business and operations, all references to:

•	“Active Merchants” are to the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months;

•	“APMs” are to automated parcel machines;

•

“Average DAU” are to average daily active users, which we define as the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period;

•

“Average MAU” are to average monthly active users, which we define as the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period;

•	“Average Net Loan Portfolio” are to the average monthly balance of the Fintech net loan portfolio for the respective period;

•	“B2B” are to business-to-business;

•	“B2C” are to business-to-consumer;

•	“BNPL” are to buy-now-pay-later;

•

“Cost of Risk” are to the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information—Distribution of Assets, Liabilities and Equity”);

•	“Fintech Active Consumers (deposits)” are to the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months;

•	“Fintech Active Consumers (loans)” are to the total number of consumers that received at least one financing product within Fintech during the prior 12 months;

•	“Fintech Yield” are to the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio;

•	“Government Services” are to services offered through our GovTech platform;

x

•	“Kaspi Bank” are to Kaspi Bank JSC;

•	“Kaspi Cloud” are to Kaspi Cloud LLC;

•	“Kaspi Office” are to Kaspi Office LLC;

•	“Kaspi Pay” are to Kaspi Pay LLC;

•	“Kaspi Shop” are to Kaspi Shop LLC;

•	“Kaspi Travel” are to Kaspi Travel LLC;

•	“Kolesa” are to Kolesa JSC;

•	“Magnum” are to Magnum Cash&Carry LLP;

•	“Magnum E-commerce Kazakhstan” are to Magnum E-commerce Kazakhstan LLC;

•	“Marketplace Active Consumers” are to the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months;

•	“Marketplace Gross Merchandise Value (GMV)” are to the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable);

•	“Marketplace Purchases” are to the total number of goods or services purchase transactions made by consumers within Marketplace;

•	“Marketplace Take Rate” are to the ratio of Marketplace fee revenue to Marketplace 3P GMV;

•

“Monthly Transactions per Active Consumer” are to the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12;

•	“NPLs” are to non-performing loans, which we define as loans with principal or accrued interest in arrears for more than 90 days;

•	“P2P” are to peer-to-peer;

•	“Payments Active Consumers” are to the total number of consumers that completed at least one transaction within Payments during the prior 12 months;

•	“Payments Take Rate” are to the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period;

•	“POS” are to point-of-sale;

•

“SMEs” are to small and medium-sized enterprises, which we define as enterprises established in Kazakhstan with less than 250 employees and annual revenue of less than ₸9.2 billion in each of the most recent three years;

•	“TFV” are to total finance value, which we define as the total value of loans to customers issued and originated within our Fintech Platform for the period indicated; and

•	“TPV” are to total payment value, which we define as the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.

IMAGES

This prospectus contains illustrative images of Kaspi.kz and Kaspi Pay Super Apps, except for language, which has been translated into English for presentation purposes. Certain images may represent designs and functionality currently in production and testing.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

The monetary unit we use as our functional currency is tenge, and we present our consolidated financial statements in tenge. All financial, operating and other data of the Company presented in U.S. dollars in this prospectus were not derived from our consolidated financial statements included elsewhere in this prospectus and were translated from tenge. The convenience translation and exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this prospectus is ₸474.47 per $1 as of September 30, 2023.

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the audit report thereon, and our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 are included in, and form part of, this prospectus.

Use of Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including adjusted net income, adjusted net income (Payments), adjusted net income (Marketplace) and adjusted net income (Fintech). The definitions of such measures are set out in “Summary Consolidated Financial and Other Data—Selected Financial Metrics” and “Selected Consolidated Financial and Other Data—Other Selected Financial Data,” and the reconciliation of such measures is set out in “Selected Consolidated Financial and Other Data—Other Selected Financial Data.”

These non-IFRS financial measures are used by our management to monitor the underlying performance of our business and its operations. Our management believes that the use of adjusted net income, both on a consolidated and individual segment basis, provides comparable measures that facilitate management’s understanding of trends in our core business which may not otherwise be apparent. We believe that the exclusion of share-based compensation expense from adjusted net income, both on a consolidated and individual segment basis, facilitates management’s view of the operating performance comparability of our business across reporting periods and is appropriate given that grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time. In addition, we believe that the exclusion of certain charges and contributions incurred or made in connection with the January 2022 events and related taxes is useful for an understanding of our operating performance because they are of non-recurring and extraordinary nature. We also present adjusted net income, both on a consolidated and individual segment basis, as a supplemental performance measure because we believe it provides investors, securities analysts and other users of our consolidated financial statements with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as our management.

These measures may be used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. These non-IFRS financial measures may not be comparable to similarly titled metrics of other companies. They are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

The non-IFRS financial measures listed above are not measurements of profitability or performance under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to net income or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See “Selected Consolidated Financial and Other Data—Other Selected Financial Data” for more detail on these limitations of these non-IFRS financial measures and reconciliation of these non-IFRS financial measures from the applicable IFRS financial measures. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this prospectus.

Other Key Financial and Operating Metrics

Certain parts of this prospectus contain our key financial and operating metrics. The definitions of such measures are set out in “About This Prospectus,” “Summary Consolidated Financial and Other Data,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segments.”

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research, as well as from publicly available information, including statistics, industry and general publications and research, surveys and studies conducted by third parties, including the NBK, Qazstat, the International Monetary Fund (“IMF”), the World Bank, Euromonitor International Limited (“Euromonitor”), data.ai and KResearch Central Asia LLP (“KResearch”).

There are several studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers some of the market trends we view as key to understanding our industry and our place in it worldwide and in Kazakhstan, in particular. We believe that it is important that we maintain as broad a view on industry developments as possible. To assist us in formulating our long-term strategies and in anticipation of this offering, in 2023, we retained Arthur D. Little (“ADL”), a third-party consulting firm, to provide an independent view of the total addressable market for certain of our products and services in Kazakhstan, including an overview of recent macroeconomic and market dynamics, analysis of underlying trends and potential growth factors of the markets, an assessment of the current competitive landscape and other relevant topics, in the report (the “ADL Report”). In connection with the preparation of the ADL Report, we furnished to ADL certain historical information about us and some data available on the competitive environment. ADL conducted research in preparation of the ADL Report, including a study of a broad range of secondary sources, including other market reports, association and trade press publications, other databases and sources. We use the data contained in the ADL Report to assist us in describing the nature of our industry and our position in it. Such information is included in this prospectus in reliance on ADL’s authority as an expert in such matters. See “Experts.”

Some of the industry information in this prospectus has been derived from independent market research carried out by Euromonitor, which includes research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions. We have not commissioned any studies or reports prepared or published, or data collected or surveyed, by the NBK, Qazstat, the IMF, the World Bank, Euromonitor, data.ai or KResearch.

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research and our knowledge of our industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus. See “Cautionary Statement Regarding Forward-looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos, copyrights and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos, copyrights and trade names. This prospectus contains additional trademarks, service marks, logos, copyrights and trade names of others, which are the property of their respective owners. All trademarks, service marks, logos, copyrights and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, logos, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary does not contain all the information that you should consider in making your investment decision. Before deciding to invest in the ADSs, we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included in this prospectus.

Our Mission

Our mission is to improve people’s daily lives by developing innovative, highly relevant, world-class mobile services.

We operate a two-sided Super App business model which we believe is unique: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. The Kaspi.kz Super App is Kazakhstan’s most recognized consumer mobile app, according to KResearch, with 13.5 million average monthly active users (“Average MAU”) as of September 30, 2023, 65% of whom access our services daily (“Average DAU”), which is one of the highest levels of daily engagement among selected major mobile applications globally as of June 30, 2023, according to the ADL Report.

Ratio of Average DAU to Average MAU

Source: data.ai, ADL Report (as of June 30, 2023).

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity. As of September 30, 2023, the number of Monthly Transactions per Active Consumer was 68.

Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth and strong financial performance.

For the year ended December 31, 2022, our consolidated revenue, consolidated net income and adjusted net income was ₸1,271 billion ($2,678 million), ₸589 billion ($1,241 million) and ₸617 billion ($1,301 million), respectively, which represented an increase of 44%, 35% and 36%, respectively, compared to the year ended December 31, 2021.

Our Super App Model

Being “Super App first” is at the core of everything we do and is a key factor behind our success. We call our mobile applications Super Apps because, unlike single-purpose apps, our apps integrate different and complex services that are used on a daily basis and are found in one place, in a way that is simple and seamless for users.

Our Super Apps

Note: Data as of September 30, 2023.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free, e-Commerce and e-Grocery delivery, use m-Commerce to find and shop at local merchants, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our buy-now-pay-later (“BNPL”) products, pay their household bills and save for the future, among other services. Consumers’ use of these services is rewarded through Kaspi Bonus, our loyalty points program, which can then be applied towards future purchases and payments on our Platforms. With integrated Government Services, consumers can also access digital documents, including passports, renew their driving licenses, and transfer car ownership.

With the Kaspi Pay Super App, merchants can sell products and services online using e-Commerce or list their businesses and offers using m-Commerce, organize nationwide delivery by connecting to Kaspi Delivery Smart Logistics Platform, run product ad campaigns with Kaspi Advertising, participate in our promotional events and access merchant financing through our Fintech Platform. Merchants can also issue and instantly settle invoices, accept payments, pay suppliers and track their turnover, among other things. Merchants also have access to Government Services, including tools to initially register their business, issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports. Kaspi Classifieds allows merchants to advertise their used and new goods, services and jobs to consumers.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services, creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they are able to quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable a faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate, differently branded apps.

Our Unique Value Proposition

We believe we have a unique combination of different consumer and merchant services as compared to other leading global super apps and other digital platforms.

Products and Services Comparison

Kaspi.kz	Tencent	Alibaba Group	allegro	mercado libre	Nubank	PayPal
e-Commerce	e-Grocery	✓	✗	✗	✓	✗	✗	✗
	3P marketplace business	✓	✓	✓	✓	✓	✓	✗
	Delivery	✓	✓	✓	✓	✓	✗	✗
Travel	Flight tickets	✓	✓	✓	✗	✗	✗	✗
	Railway tickets	✓	✓	✓	✗	✗	✗	✗
	Holiday packages	✓	✓	✓	✗	✗	✗	✗
Advertising	Advertising	✓	✓	✓	✓	✓	✗	✓
	Classifieds	✓	✗	✓	✓	✓	✗	✗
Payments	Mobile wallet	✓	✓	✓	✗	✓	✓	✓
	Debit card	✓	✓	✗	✗	✓	✓	✓
	QR code payments	✓	✓	✓	✗	✓	✓	✓
	P2P payments	✓	✓	✓	✗	✓	✓	✓
	Proprietary payment network	✓	✓	✓	✗	✗	✗	✗
	Bill payments	✓	✓	✓	✗	✓	✓	✓
	B2B payments	✓	✓	✓	✗	✗	✗	✓
Fintech	Saving accounts	✓	✓	✓	✗	✓	✓	✓
	Consumer loan	✓	✓	✓	✓	✓	✓	✓
	BNPL	✓	✓	✓	✓	✓	✓	✓
	Merchant financing	✓	✗	✓	✓	✓	✗	✓
	Car financing	✓	✓	✗	✗	✓	✗	✗
GovTech	Tax filing and payment	✓	✓	✓	✗	✗	✓	✓
	Digital documentation	✓	✓	✓	✗	✗	✗	✗
	Car ownership & registration	✓	✓	✗	✗	✗	✗	✗
	Driving license renewal	✓	✓	✓	✗	✗	✗	✗
	New business registration	✓	✓	✓	✗	✗	✗	✗

Source: ADL Report.

Our Platforms

As we deliver various mobile services to consumers and merchants through our Super Apps, we combine specific services and products into the following highly integrated and complementary platforms.

Payments Platform

Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool. We consider our Payments Platform to be fundamental for high levels of customer engagement. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

For the year ended December 31, 2022, net income, adjusted net income and TPV of our Payments segment were ₸199 billion ($420 million), ₸209 billion ($440 million) and ₸19,913 billion ($42 billion), respectively, which represented an increase of 58%, 59% and 54%, respectively, compared to the year ended December 31, 2021. For the year ended December 31, 2022, our Payments segment accounted for 25% of our total segment revenue.

Key services in our Payments Platform include:

Consumer Services:

•	P2P Payments enables consumers to transfer and receive money from other consumers instantly through the Kaspi.kz Super App.

•

Kaspi QR technology powers our proprietary payments network by enabling end-to-end payments functionality between consumers and merchants without the need for a card. Kaspi QR is Kazakhstan’s most widely accepted payments method, according to the ADL Report.

•

Kaspi Gold is our digital account and pre-paid debit card that consumers use to make everyday transactions in-store and online with Kaspi QR. Kaspi Gold is opened by consumers fully digitally, with consumers identified using Kaspi ID biometrics technology.

•	Household Bill Payments enables consumers to pay recurring bills through the Kaspi.kz Super App.

Merchant Services:

•

Merchant Acquiring Services provide a convenient way for merchants to accept in-store and online payments from consumers using Kaspi QR technology, Kaspi Gold debit cards and third-party bank cards. According to the NBK, our point-of-sale (“POS”) network is the largest in Kazakhstan.

•	Merchant Instant Invoicing allows merchants to integrate their customer invoicing or bill processing into our Payments Platform, using the Kaspi.kz Super App.

•	Kaspi B2B Payments enables suppliers and merchants to digitally issue and instantly settle invoices.

•	Kaspi Shopping Register integrates a digital cash register in the Kaspi Pay Super App with our POS network.

•	Kaspi Pay Business Account is our digital merchant account opened by merchants after onboarding onto the Kaspi Pay Super App.

•	Tax reports and payments helps merchants calculate their taxes and file tax reports.

Marketplace Platform

Our Marketplace Platform is fully integrated into our Super Apps and connects both online and offline merchants with consumers, enabling merchants to increase their sales using an omnichannel strategy and consumers to purchase a broad selection of products and services. Other than in e-Grocery, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

For the year ended December 31, 2022, net income, adjusted net income and GMV of our Marketplace segment were ₸152 billion ($321 million), ₸156 billion ($328 million) and ₸2,872 billion ($6 billion), respectively, which represented an increase of 53%, 53% and 56%, respectively, compared to the year ended December 31, 2021. For the year ended December 31, 2022, our Marketplace segment accounted for 18% of our total segment revenue.

Key services in our Marketplace Platform include:

Third-party (“3P”) Marketplace:

•	e-Commerce offers product selection, purchase and delivery through the Kaspi.kz Super App.

•

m-Commerce brings a digital shopping experience to a merchant’s physical location. Merchants list their business profile, including brand, business description, store locations and operating hours. Through the Kaspi.kz Super App, consumers complete purchases in-store with Kaspi QR and BNPL products.

•	Kaspi Travel allows consumers to purchase rail and air tickets, as well as international package holidays within the Kaspi.kz Super App.

•	Kaspi Classifieds allows consumers and businesses to advertise their used and new goods, services and jobs.

First-party (“1P”) Marketplace:

•

e-Grocery enables consumers to order groceries through the Kaspi.kz Super App with free home delivery within 24 hours. Unlike with other Marketplace Platform services, due to the more complex operational and logistical requirements of the grocery business, we operate e-Grocery as a 1P model.

Delivery Services:

•

Kaspi Delivery Smart Logistics Platform integrates third-party delivery partners with customer orders placed through our e-Commerce service. Delivery options include “to-door” delivery, Kaspi Postomats, express delivery and in-store pick-up. Revenue generated by delivery services is now becoming more meaningful.

•

Kaspi Postomats is our network of 5,223 proprietary automated parcel machines (“APMs”) as of September 30, 2023 and represents our fastest-growing delivery channel. Kaspi Postomats is our most cost-efficient, environmentally friendly and reliable delivery channel, and is fully integrated within the Kaspi.kz Super App.

Advertising Services:

•	Kaspi Advertising provides advertising campaigns, through which merchants may display ads on the Kaspi.kz Super App to users through product searches, suggested products and banner ads.

•

Kaspi Juma is our three-day national shopping festival, which we organize twice a year where attractive and affordable terms are offered to consumers and merchants benefit from the nationwide marketing campaign.

Fintech Platform

Our Fintech Platform provides consumers with BNPL, finance and savings products; and merchants with merchant finance services. All of our Fintech services can be accessed digitally through our Super Apps with users identified using Kaspi ID biometrics technology.

With our proprietary technology, we originate 99.9% of our lending transactions in less than six seconds, while maintaining a consistently low Cost of Risk. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits.

We believe that Fintech Platform’s profitability is a function of our Super App business model’s scalability and network effects, as well as the low-risk nature of our Fintech products, our highly attractive deposit products and our ability to leverage unique proprietary transactional, behavioral and shopping data that we have from Kaspi.kz Super App usage.

For the year ended December 31, 2022, net income, adjusted net income and TFV of our Fintech segment were ₸237 billion ($500 million), ₸253 billion ($533 million) and ₸5,411 billion ($11 billion), respectively, which represented an increase of 14%, 14% and 25%, respectively, compared to the year ended December 31, 2021. The majority of our revenue is generated from our Fintech segment. For the year ended December 31, 2022, our Fintech segment accounted for 57% of our total segment revenue.

Key services in our Fintech Platform include:

•

Buy-now-pay-later (BNPL) is available for consumer purchases on the Marketplace Platform. All financing is unsecured and is generally provided for a period of up to three months, and from six to 24 months during various promotions during the year, including Kaspi Juma. BNPL products with a maturity of three months are provided to consumers interest-free. Kaspi Red BNPL provides consumers with a pre-approved revolving shopping limit for purchases on the Marketplace Platform, on an interest-free basis for up to three months.

•	General Purpose Loans are loans extended to consumers for day-to-day purchases outside of our Marketplace Platform.

•	Car Finance are car loans for purchases through Kolesa.kz, the most recognized online car classifieds platform in Kazakhstan, according to KResearch.

•

Kaspi Deposit are customer deposit accounts available through the Kaspi.kz Super App. Kaspi Deposit accounts are predominately denominated in tenge and U.S. dollars (90% and 10%, respectively, as of September 30, 2023, compared to 87% and 13%, respectively, as of December 31, 2022).

•

Merchant and Micro Business Finance is a working capital finance product for merchants and small businesses. The amount of funds merchants can borrow is linked to their turnover and GMV through our Payments and Marketplace Platforms.

Government Services

Our Government Services is our GovTech platform that provides digital access to everyday government services. Government Services offered through the Kaspi.kz Super App include Digital Documents, which enable consumers to store and access ID documents in the Kaspi.kz Super App, renew driving licenses, transfer car ownership and register business. Entrepreneurs can also register new businesses, calculate and pay taxes, and file tax reports.

Although we do not generate revenue directly from Government Services, it is synergetic with our other products and contributes to higher Super App user engagement.

Our Competitive Strengths

We have established a strong operational and financial track record and believe that the following competitive strengths have contributed and are expected to continue to contribute to our long-term growth and success.

Kazakhstan’s leading Super Apps with powerful self-reinforcing network effects

With our popular products and services available through our Super Apps, consumers and merchants can manage their day-to-day household and business needs in one place. Our products are highly integrated, which we believe improves the user experience and is difficult for competitors to replicate.

For consumers, the Kaspi.kz Super App is the most recognized mobile app in Kazakhstan. The depth and breadth of services and products available through the Kaspi.kz Super App makes it a one-stop solution where consumers can shop, pay and manage their personal finances. Our Average DAU to Average MAU ratio reached 65% in September 2023, which is one of the highest levels of daily engagement among selected major mobile applications globally as of June 30, 2023, according to the ADL Report.

For merchants, the Kaspi Pay Super App has quickly become the merchants’ digital platform of choice in Kazakhstan, with merchants attracted to its selling proposition of instant access to our large and highly engaged consumer bases.

Our Kaspi Pay Super App is a one-stop solution where merchants can accept digital payments, increase their sales, reach new customers and access our full range of value-added services, including merchant financing, Kaspi Advertising and Kaspi Delivery.

With our two-sided Super App business model, the Kaspi.kz and Kaspi Pay Super Apps connect and facilitate transactions between and among consumers and merchants: popular payments and shopping products on our platforms attract more customers to our platforms, which in turn attracts more merchants, which in turn leads to more consumers.

Our product and service offerings are further supported by financing options for both consumers and merchants through our Fintech Platform, which contribute to higher engagement and merchant retention. These self-reinforcing network effects create additional value for users and enable us to rapidly scale additional services.

Our common brand and single Super Apps technology platform lead to high levels of operational efficiency and offer a powerful mix of scale and profitability. We aim to keep growing transaction volumes, revenue and net income by increasing engagement and by expanding the range of services available through our Super Apps.

We leverage extensive proprietary data and customer feedback to plan future product upgrades and launches. We continue to see numerous opportunities to grow our range of Super App services and aim to keep adding more transaction-based products.

We typically target large addressable markets, such as grocery and travel, where scale translates into meaningful net income and net income growth. As a result, we believe our Super App business model creates a structurally more profitable business than a stand-alone equivalent service model.

Leading and trusted brand

High-quality, innovative digital services available through our Super Apps have helped us make the “Kaspi” brand among the most recognized and popular brands in Kazakhstan. Based on the results of a survey conducted by KResearch for October 2022 – September 2023, Kaspi.kz was number one in brand awareness across our major product categories:

•	#1 in mobile applications, with 44% of respondents naming Kaspi.kz compared to 9% for the nearest brand;

•	#1 in e-commerce, with 41% of respondents naming Kaspi.kz compared to 11% for the nearest brand;

•	#1 in payments, with 81% of respondents naming Kaspi.kz compared to 5% for the nearest brand;

•	#1 in travel, with 47% of respondents naming Kaspi.kz compared to 20% for the nearest brand;

•	#1 in consumer finance, with 47% of respondents naming Kaspi.kz compared to 13% for the nearest brand; and

•	#1 in deposits, with 56% of respondents naming Kaspi.kz compared to 19% for the nearest brand.

Extensive proprietary technology and data capabilities

We believe that our proprietary technology and data capabilities provide us with a significant competitive advantage. We prioritize building our own technology, leverage machine learning and artificial intelligence to handle large volumes of data, process high numbers of transactions, orders, payments, consumer finance and deposit applications, make real-time decisions and handle customer interactions.

Information collected from transactions, user sessions, loan applications and consumer and merchant behavior provide us with large volumes of proprietary data, which we use to power our artificial intelligence and machine learning algorithms and provide a highly personalized user experience, manage risk and improve all aspects of our business.

The roll out of Kaspi Postomats, for example, was enhanced by our payments and shopping transaction data, which we used to identify the most convenient locations for our consumers. As a result, 74% of our Marketplace Active Consumers are located within five-minute walking time (approximately 400 meters) from a Kaspi Postomat, as of September 30, 2023.

Moreover, by leveraging our data and machine learning capabilities, our Kaspi Delivery Smart Logistics Platform builds routes for every phase of the delivery chain, including first mile, sorting, transit between cities and all last mile delivery options. The system selects the closest last mile courier, resulting in a significantly improved delivery efficiency.

Our data scientists leverage our technology and proprietary data to make our credit and transaction risk management procedures more efficient. Our risk models analyze over 3,600 data points in order to assess the credit risk of a consumer and allow us to make 99.9% of consumer loan approvals within six seconds, resulting in consistently low Cost of Risk in our Fintech Platform.

We developed our AI-powered virtual assistant several years ago and now leverage this powerful tool across many of our consumer-facing functions.

With the launch of Kaspi B2B Payments, e-Grocery, Kaspi Classifieds and Kaspi Shopping Register, we expect to be able to capture even more unique transaction observations and leverage these to better meet our customers’ needs and further improve the lending decisions we make, reduce risk, make our business more efficient and increase our competitive advantage.

Integrated technology infrastructure

Over the years, we have continuously invested in our underlying technology infrastructure to achieve an integrated end-to-end user experience and control the transaction and delivery value chain, which we believe provides us with a competitive advantage.

In 2019, we launched our proprietary payments network driven by Kaspi QR technology. We provide end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants integrated with our Household Bill Payments product or using the Kaspi POS Terminal or Kaspi Mobile POS. In 2022, we processed more transactions through our proprietary payment network than were processed by Mastercard and Visa combined in Kazakhstan.

Kaspi Delivery Smart Logistics Platform is our in-house developed technology platform designed to provide a best-in class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. Our platform is further reinforced by 5,223 Kaspi Postomats, which we believe is the largest last-mile delivery infrastructure in the country.

We leverage our biometrics technology to enable transactions, which prevents fraud and provides extra security to our consumers. Face recognition technology also enables transactions in our Super Apps and at our ATMs.

Our four data centers ensure a 99.99% availability across our platforms and services.

User-centric approach leads to innovative and highly relevant products

We believe that the popularity of our Super Apps is the result of our leading digital product development and relentless focus on a high-quality user experience. We work hard to ensure that our customers receive a seamless service and delightful experience. We also aim to ensure that our products are secure and meet the highest quality standard.

As a technology company, when it comes to innovation, we focus on the needs of our users. Kaspi B2B Payments, for example, was born out of customer behavior on our Household Bill Payments and P2P Payments products. We are a user-centric organization and work to ensure that everyone involved in the creation and execution of our products does so with a user-centered design philosophy.

We always proactively seek consumer feedback to evaluate if we are delivering on our mission. Through our Kaspi.kz Super App, we send push notifications asking our consumers to evaluate the quality of specific services and provide us with feedback, shortly after use. On average, approximately 200,000 consumers per month give us such feedback. The data and results we derive from feedback form an integral part of our product development process. For our employees, consumer feedback forms the main KPIs by which they are held accountable.

Execution-driven corporate culture fostered by a highly motivated long-standing team

Our corporate culture is central to our success and is based on our mission of leveraging technology to improve people’s daily lives. The key members of the management team have each been with Kaspi.kz for more than ten years. The team combines both global and regional perspectives.

As a large, well-established organization, we maintain the conviction that staying agile and innovative is essential for any enterprise’s continued success. Therefore, we aim to foster an environment that inspires teamwork and continuous improvement with a goal to relentlessly deliver the best possible experience to our customers.

The expansion of our equity-settled LTIP program is another step aimed at differentiating our corporate culture in Kazakhstan and ensuring our best employees are incentivized over the long term.

Market Size and Growth Opportunity

Our total addressable market is supported by a growing economy in Kazakhstan and digitalization trends across our current core markets, including payments, services, retail, travel and consumer lending.

The largest economy in Central Asia

Kazakhstan is the largest economy by GDP in the Central Asian region with 2022 nominal GDP of $220.6 billion, according to the World Bank.

The country’s economy demonstrated strong growth between 2016 and 2019, with a real GDP CAGR of 4.2%, according to ADL. While the global recession in 2020, triggered by the COVID-19 pandemic, led to GDP decreasing by 2.5% in 2020, Kazakhstan’s economy rebounded quickly, with GDP growing by 4.3% in 2021 and 3.2% in 2022, according to Qazstat.

Going forward, Kazakhstan’s real GDP is expected to grow at a CAGR of 3.5% between 2022 and 2027, according to the ADL Report.

Young and fast-growing population that is well-disposed to digital

Kazakhstan’s population is young and growing faster than many other emerging economies such as India, Turkey, Indonesia and Mexico. As of December 31, 2022, Kazakhstan’s population was approximately 20 million. The growth rate of the country’s population has outpaced many other countries, with a 9% increase between 2017 and 2022, according to the IMF and Qazstat.

Kazakhstan’s population demographics provide a solid foundation for a growing economy, underpinned by an expanding labor force and consumer base and higher adoption of new technologies and e-commerce services, according to the ADL Report, with nearly 48% of Kazakhstan’s population under 30 years old as of 2022 and a median age in the country of 29.5 years in 2021.

Addressable markets in Kazakhstan

Currently, our primary addressable market consists of the following industry verticals (each, in Kazakhstan):

•

B2C payments, which consist of payments by consumers to businesses for transactions involving retail products and services, as well as bill payments, made through POS, Internet and smartphone apps or other available payment methods, including cash.

•	Retail, which consists of all sales of goods to consumers through physical or online channels, and excludes B2B sales and services (for example, food delivery).

•	e-Commerce, which is a component of the retail market and consists of all sales of products to consumers through online channels.

•

Grocery, which is a component of the retail market and consists of all sales of food, beverages, tobacco and certain other non-food goods such as cosmetics and toiletries, sanitary equipment, newspapers and magazines.

•	e-Grocery, which is a component of the grocery market and consists of all grocery sales through online channels.

•	Services, which consist of all sales for general services, including food service, travel, transportation, education and healthcare.

•	Travel, which consists of air and rail transportation and accommodations for outbound and domestic travel, and excludes food and other services.

•

B2B payments, which consist of payments between Kazakh wholesalers and distributors that supply local retailers and traditional retailers (including food service points), including in the grocery, food services, health and beauty, home and electronics and fashion industries, and excludes payments involving modern trade retailers (such as supermarkets and chain stores) and foreign distributors.

•

Consumer loans, which consists of loans to individuals, including general-purpose loans, BNPL, car loans, revolving loans (including overdraft or credit card) and other types of consumer finance instruments, and excludes mortgages and loans to individual entrepreneurs for business activities.

According to ADL, all of our addressable markets in Kazakhstan are projected to continue expanding with at least a double-digit CAGR between 2022 and 2027.

Addressable markets growth(1)

Market	Size (2022A)		Penetration (2022A, %)	Size (2027E, ₸ billion)	Penetration (2027E, %)	2022A – 2027E CAGR (%)
	₸ billion	$ billion
Retail	17,656	37	17.4% of GDP	33,406	18.7% of GDP	14%
e-Commerce	1,349	3	7.6% of Retail	6,855	20.5% of Retail	38%
Grocery	6,610	14	37.4% of Retail	12,169	36.4% of Retail	13%
e-Grocery	45	0.1	0.7% of Grocery	601	4.9% of Grocery	68%
Services	10,252	22	10.1% of GDP	21,816	12.2% of GDP	16%
Travel	1,003	2	1.0% of GDP	1,794	1.0% of GDP	12%

Total retail and services	27,908	59	27.5% of GDP	55,222	30.9% of GDP	15%

Total B2C payments	29,670	63	29.2% of GDP	58,103	32.5% of GDP	14%

B2B payments	6,857	14	6.8% of GDP	10,800	6% of GDP	10%

Consumer loans	7,698	16	7.6% of GDP	19,231	10.8% of GDP	20%

Source: ADL Report.

(1)	All amounts include VAT, other than consumer loans.

Our Growth Strategy

We aim to grow the number of transactions between consumers and merchants, by ensuring that our existing products are adopted by more users and that we launch new products which we expect to lead to the enlargement of our addressable markets and an increase in loyalty to our brand, further reinforcing the network effects inherent in our business model. Our core growth initiatives are based upon the following pillars:

Capitalizing on structural growth in digitalization

Over the next decade, we believe digitalization will remain a powerful driver of economic transformation globally, and particularly in Kazakhstan and the surrounding region, where consumers are increasingly demanding digital solutions.

Merchants and entrepreneurs in Kazakhstan are still in the early stages of experiencing the benefits that come from digitalization, and the only way to meet customers’ continually rising expectations is by adopting innovative, best-in-class technology. We believe that we are the largest and most advanced technology company in our region, as we have successfully designed and executed our Super App business model, incorporating a wide range of digital products and services across multiple verticals.

We believe that the growth opportunity ahead is substantial and that we are very well positioned to keep growing by innovating and digitalizing more aspects of daily life. In practice, this requires us to increase user engagement and grow transactions between consumers and merchants, by increasing adoption of existing services, by existing consumers and merchants, by adding more opportunities to transact, by launching new products and by expanding the range of transaction-linked value-added services.

Within our Payments Platform, growth in TPV has been driven by Kaspi Pay payments between consumers and merchants and Household Bill Payments. As we add more opportunities to pay, we expect that consumers will transact more frequently. The data we derive from our Payments Platform will help us identify new opportunities for use of the existing Payments Platform products.

Kaspi B2B Payments, which has emerged as an important growth driver more recently, is an example of how we can grow our Payments Platform by identifying new, earlier-stage verticals.

Payments Platform cohort analysis reinforces the growth opportunity as TPV per consumer has increased by approximately twenty times over the last five years, with all consumers, new and existing, continuing to contribute to strong TPV growth.

Our Marketplace Platform is similarly well positioned to see an increase in the use of all its digital shopping services, which are designed to meet a wide range of consumers’ and merchants’ rapidly evolving needs. As we continue to make our Marketplace Platform more attractive to merchants, we expect that our consumers will quickly adopt new opportunities to shop and transact more frequently.

Marketplace Platform cohort analysis reinforces the growth opportunity as Marketplace GMV per consumer has increased by approximately four times over the last five years, and both new and existing consumers continue to contribute to strong Marketplace GMV growth.

TPV per Payments Active Consumer

Marketplace GMV per Marketplace Active Consumer

Having created the most recognized brand in online travel in Kazakhstan, according to KResearch, Kaspi Travel is driving the structural shift from offline travel services to online travel services. Having initially launched Kaspi Travel with domestic and international flight bookings, we subsequently added domestic rail booking services and recently have expanded our product line by adding an international package holidays offering. We expect to continue expanding Kaspi Travel’s addressable market with the addition of more product verticals.

For our Fintech Platform, as total consumer indebtedness in Kazakhstan is relatively low and stable, especially compared with other emerging markets, we see opportunities for increased adoption of digital financial products that are integrated with the shopping experience, which we expect will further stimulate consumer purchasing power and support growth across our other platforms.

In addition, our financing products for SMEs are aimed at bringing affordable digital financing to previously underserved small businesses and individual entrepreneurs.

In underpenetrated markets, increase adoption of existing digital services

We have a strong track record of increasing user adoption of less penetrated businesses.

With 13.5 million Average MAU as of September 30, 2023, who in turn can shop at approximately 565,000 Active Merchants, there is still a significant opportunity to grow less penetrated products and services. Going forward, we expect to grow less mature services including e-Commerce, Kaspi Travel’s full range of products, e-Grocery and Kaspi Classifieds. With consumer penetration across our full range of Super App services still low, a significant opportunity remains.

Consumer Services Penetration

Note: Average MAU data as of December 31, 2022; percentage growth reflects data for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Within our Marketplace Platform, there is an opportunity to further increase e-Commerce penetration, as its consumers comprised only 28% of our Average MAU for the year ended December 31, 2022. To increase engagement, we have added more e-Commerce merchants across more shopping verticals, with more SKUs, expanded free delivery and increased the number of Kaspi Postomats. According to the ADL Report, the e-commerce market only accounted for 7.6% of total Kazakhstan retail in 2022, but is expected to reach 20.5% of total retail by 2027, which represents a CAGR of 38% from 2022 to 2027.

Similarly, Kaspi Travel comprised only 15% of our Average MAU for the year ended December 31, 2022. We expect Kaspi Travel’s flight and rail ticketing proposition to continue growing rapidly, with international package holidays offerings contributing to Kaspi Travel’s GMV growth. According to the ADL Report, the outbound package holiday market was worth ₸220 billion ($464 million) in 2022, and we expect to achieve a leading market position in Kazakhstan over the medium term.

With only 2% of our Average MAU, e-Grocery is our most underpenetrated major business. The grocery market in Kazakhstan was valued at ₸6.6 trillion ($14 billion) in 2022, according to the ADL Report, but the online and digital grocery market remains nascent. With the use of data and modern digital products, we aim to transform the grocery shopping experience and turn e-Grocery into a major component of the overall grocery market.

Among our merchants, financing products for SMEs and individual entrepreneurs also represent underpenetrated markets. Over time as merchants grow and modernize their businesses in part due to digitalization, embedded financing is likely to become increasingly integral.

Kaspi Advertising and Kaspi Delivery are earlier-stage Marketplace products. We expect their direct monetization to become more meaningful over time.

Merchant Services Penetration

Note: Active Merchants data as of December 31, 2022; percentage growth reflects data for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Develop new innovative digital services

Our mission is to improve people’s daily lives by developing innovative digital services. With a wide and growing range of Super App products that customers use regularly, we aim to continue developing products that will bring significant utility to consumers and merchants, deliver strong and profitable growth, and create further value for all our stakeholders.

We have a proven track record of introducing products and services that have been quickly adopted, enabling us to expand our addressable markets and create new revenue streams. In the last three years, among other services, we have launched Kaspi Travel, Kaspi B2B Payments, e-Grocery, Kaspi Postomats, Kaspi Classifieds, Merchant and Micro Business Finance and Kaspi Advertising. These services are in different areas, but they will benefit from the powerful network effect our Super App business model brings. We also try to keep developing value added tools and services for merchants, such as instant invoicing, sales analytics, shopping register, tax payments and payroll taxes, which are aimed at improving their operational performance, while providing us with increased data and monetization opportunities.

We believe that our success in profitably growing our business is mainly due to our Super App strategy. In addition, we also believe that our success illustrates the talent and skills of our team in designing and integrating products. With the opportunities offered by digitalization, the pipeline of our new products remains strong.

Replicate successful track record into new geographies

Over the long term, our ambition is to extend our geographical reach and profitably serve 100 million users, up from 13.5 million we currently serve. We believe that our asset-light, Super App business model is highly scalable and will allow us to expand into new geographies as quickly and efficiently as we have expanded into new business line verticals in Kazakhstan. We regularly review and assess the status of markets in neighboring countries as well as other select markets.

Every new product that we develop in Kazakhstan gives us more options to enter new countries. In addition to expansion with our Payments and Marketplace Platforms, we may consider entry strategies using Kaspi Travel, e-Grocery or Kaspi Classifieds. As we expand, our strategy will be driven by our Super App business model, and we will aim to target large addressable and profitable market segments, with the opportunity to scale all our platforms and offer a deep suite of products. Any new market entry could be organic or through the acquisition of, or other strategic partnership with, an existing leading local incumbent.

Since 2021, we have operated the payments platform Portmone in Ukraine. Although the business is small, Portmone’s payment license gives us the ability to launch other payments and related products, when the geopolitical situation stabilizes.

As part of our international expansion strategy, in 2019, we acquired Azerbaijan’s leading classifieds platforms Turbo.az (cars), Tap.az (new and used items) and Bina.az (real estate). These platforms continue to scale their users and merchants.

Following the completion of our investment in Kolesa (see “Related Party Transactions—Kolesa”), we have access to the most recognized classifieds platforms in Kazakhstan and Autoelon.uz, an Uzbekistan car marketplace and member of the Kolesa group. Kolesa is fast-growing and highly profitable.

Summary of Risk Factors

Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the “Risk Factors” section of this prospectus in deciding whether to invest in the ADSs. Among these important risks are the following:

•	inability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms;

•	failure to maintain and improve the network effects of our Super App business model;

•	failure to improve or maintain technology infrastructure;

•	failure to successfully execute the new business model and reach profitability of the e-Grocery operations;

•	inability to partner with sufficient new merchants or maintain relationships with our existing merchant partners;

•	dependence on consumers’ consumption and income levels;

•	failure to effectively manage the growth of our business and operations;

•	credit, liquidity and market risks;

•	adverse developments affecting the financial services industry;

•	harm to our brand or failure to maintain the trusted status of our platforms and Super Apps;

•	inability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture;

•	inability to expand if adoption of online or mobile device payment methods does not continue to increase and consumption patterns do not change as anticipated;

•	failure to keep pace with rapid technological developments to provide innovative services;

•	inability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities;

•	adverse changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies;

•	failure to compete successfully against existing or new competitors;

•	use of our platforms for fraudulent, illegal or improper purposes;

•	difficulties in integrating acquisitions, strategic alliances and investments;

•	systems failures and resulting interruptions in the availability of our platforms and Super Apps;

•	occurrence of fraudulent activities or other data security-related incidents;

•	failure to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights;

•

prohibitions or restrictions under Kazakhstan law of the ability of legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, to own our common shares or exercise voting rights in respect of the ADSs;

•	disclosure requirements and voting procedures under Kazakhstan law restricting voting rights of ADS holders;

•	evolving nature of Kazakhstan’s legislative and regulatory framework;

•	inadvertent violations of anti-corruption, anti-bribery, anti-money laundering, sanctions and other similar laws and regulations of Kazakhstan and other jurisdictions;

•	failure to obtain or retain certain licenses, permits and approvals in a timely manner;

•	higher degree of risk of investing in securities of issuers in emerging markets, such as Kazakhstan;

•	limited ability of ADS holders to influence corporate matters;

•	differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws;

•

our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and

•	lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers.”

Depositary Receipt Program

Prior to or concurrent with, and conditional upon, the completion of this offering, we intend to amend the terms and rename the outstanding Regulation S GDRs so as to designate them as ADSs. Therefore, upon completion of the offering, a total of              ADSs will be outstanding, which includes the ADSs being offered by this prospectus. The ADSs will then trade on Nasdaq, the LSE, the KASE and the AIX. Rule 144A GDRs will continue to be listed and traded on the LSE and the KASE, and our common shares will continue to be listed and traded on the KASE and the AIX.

Corporate Information and Ownership Structure

We were incorporated in Kazakhstan on October 16, 2008 as a limited liability company under the laws of Kazakhstan and subsequently transformed into a joint-stock company on October 17, 2014. Our registered and principal executive office is located at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan. The telephone number at this address is +7 727 3306710. Our investor relations website address is ir.kaspi.kz. The information contained on, or that can be accessed through, our investor relations or other websites is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website addresses as inactive textual references only.

Potential investors should consider that they will be investing in ADSs representing common shares of an entity incorporated in Kazakhstan, which is acting as a holding company for all of our operating subsidiaries. As a holding company, we rely on profit and other cash distributions paid by our subsidiaries for our cash and financing requirements. See “Risk Factors—Risks Relating to the Offering and Ownership of the ADSs—The Issuer is a holding company and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.”

As of September 30, 2023, our principal shareholders, Mr. Vyacheslav Kim, Mr. Mikheil Lomtadze and Asia Equity Partners Limited, directly held GDRs representing 29.89%, 24.63% and 21.02%, respectively, of our outstanding common shares. See “Principal and Selling Shareholders.” Upon the completion of this offering, these principal shareholders will hold ADSs representing         %,         % and         %, respectively, of our issued and outstanding common shares. The interests of our principal shareholders might not coincide with the interests of the other holders of the ADSs or our common shares. See “Risk Factors—Risks Relating to Our Organizational Structure—We will continue to be controlled by our current principal shareholders, which will limit your ability to influence corporate matters and could otherwise impact our business and reputation.”

Implications of Being a “Foreign Private Issuer”

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. We will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer until we no longer carry the “foreign private issuer” status.

In addition, as a foreign private issuer, we have the option to follow certain Kazakhstan corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We will follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act). We may in the future elect to follow additional home country practices in Kazakhstan instead of those of Nasdaq.

THE OFFERING

Offering	ADSs to be offered by the Selling Shareholders, each representing one common share.

Common shares to be outstanding after the offering	common shares (including common shares represented by ADSs and Rule 144A GDRs).

Option to purchase additional ADSs	The Selling Shareholders have granted the underwriters an option to purchase up to additional ADSs, on a pro rata basis, within 30 days of the date of this prospectus.

Description of the ADSs

The depositary, The Bank of New York Mellon, will deliver the ADSs representing our common shares. Each ADS represents one common share. As an ADS holder, you will not be a holder of common shares and we will not treat you as one of our shareholders. The depositary will hold the common shares underlying your ADSs through its custodian.

You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the common shares underlying your ADSs by giving voting instructions to the depositary. The depositary will pay you the cash dividends or other distributions, if any, it receives on our common shares after deducting its fees and expenses and applicable withholding taxes. You will need to pay fees for certain services, as provided in the deposit agreement and described under “Description of American Depositary Shares.”

You may surrender and cancel your ADSs to receive common shares upon the payment of applicable fees and expenses and subject to the satisfaction of the applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon.

Use of proceeds	The Selling Shareholders will receive all of the net proceeds from the sale of ADSs. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. See “Use of Proceeds.”

Dividend policy

We intend to pay dividends annually of at least 50% of net income calculated under IFRS. See “Dividend Policy.” However, we may decide to declare and pay a lower amount of dividends, or to not pay dividends at all, due to a number of factors, including the need to finance new business initiatives, pursue additional market opportunities and make capital expenditures.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Lock-up agreements

We, the Selling Shareholders, our executive officers and members of our board of directors have agreed with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters, subject to certain exceptions, not to sell or dispose of any of the ADSs or securities convertible into or exchangeable or exercisable for the ADSs until 180 days after the date of this prospectus. See “Underwriting.”

Listing

We have applied to have the ADSs listed on Nasdaq under the symbol “KSPI.” Since 2020, Regulation S GDRs and Rule 144A GDRs, each representing one common share, have been listed and traded on the LSE under the symbols “KSPI” and “80TE,” respectively. Our common shares, Regulation S GDRs and Rule 144A GDRs are listed and traded on the KASE under the symbols “KSPI,” “KSPId” and “KSPId,” respectively. The Regulation S GDRs are also listed and traded on the AIX under the symbol “KSPI,” and our common shares are listed on the AIX under the symbol “KSPI.S.” Prior to or concurrent with, and conditional upon, the completion of this offering, we intend to amend the terms and rename the outstanding Regulation S GDRs so as to designate them as ADSs. The ADSs being offered by this prospectus represent only a portion of the Regulation S GDRs, all of which will be redesignated as ADSs. Therefore, upon completion of the offering, a total of              ADSs will be outstanding, which includes the ADSs being offered by this prospectus. The ADSs will then trade on Nasdaq, the LSE, the KASE and the AIX, in each case, quoted in U.S. dollars. Rule 144A GDRs will continue to be listed and traded on the LSE and the KASE, in each case, quoted in U.S. dollars, and our common shares will continue to be listed and traded on the KASE, quoted in Kazakhstan tenge, and listed on the AIX.

Unless otherwise indicated, all information contained in this prospectus does not reflect any ADSs or common shares potentially issuable in connection with compensation arrangements under our long-term incentive plan (“LTIP”). See “Management—Long-term incentive Plan” for additional information on the LTIP.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial and operating data. The summary consolidated statements of profit or loss and summary consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 and the summary consolidated statements of financial position as of December 31, 2022 and 2021 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of profit or loss and summary consolidated statements of cash flows for the nine months ended September 30, 2023 and 2022 and the summary consolidated statement of financial position as of September 30, 2023 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the same accounting principles and on the same basis as the year-end financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year, and our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Presentation of Financial and Other Information,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Summary Consolidated Statements of Profit or Loss

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)
Revenue:
Net fee revenue	284,999	467,493	679,782	1,433	457,276	682,287	1,438
Interest revenue	322,913	422,075	574,426	1,211	407,973	602,604	1,270
Retail revenue	—	—	—	—	—	37,133	78
Other (losses)/gains	(5,043)	(4,746)	16,384	35	12,443	20,673	44

Total revenue	602,869	884,822	1,270,592	2,678	877,692	1,342,697	2,830

Costs and operating expenses:
Interest expenses	(139,002)	(171,491)	(278,676)	(587)	(190,519)	(344,431)	(726)
Transaction expenses	(14,074)	(16,542)	(22,188)	(47)	(16,200)	(20,078)	(42)
Cost of goods and services	(46,237)	(56,829)	(82,747)	(174)	(57,097)	(108,085)	(228)

Technology and product development	(30,818)	(44,388)	(60,807)	(128)	(41,664)	(60,079)	(127)
Sales and marketing	(7,191)	(8,702)	(25,618)	(54)	(19,390)	(13,802)	(29)
General and administrative expenses	(20,101)	(23,685)	(24,772)	(52)	(16,604)	(18,194)	(38)
Provision expenses	(27,622)	(34,383)	(55,210)	(116)	(46,413)	(57,165)	(120)

Total costs and operating expenses	(285,045)	(356,020)	(550,018)	(1,159)	(387,887)	(621,834)	(1,311)

Net income before tax	317,824	528,802	720,574	1,519	489,805	720,863	1,519

Income tax	(54,476)	(93,588)	(131,730)	(278)	(89,210)	(120,086)	(253)

Net income	263,348	435,214	588,844	1,241	400,595	600,777	1,266

Summary Consolidated Statements of Financial Position

	As of December 31,			As of September 30,
	2021	2022	2022	2023	2023
	(in ₸ million)		(in $ million)	(in ₸ million)	(in $ million)
Total assets	3,607,924	5,121,647	10,794	6,079,275	12,813
Total liabilities	3,103,229	4,295,958	9,054	5,069,829	10,685
Total equity	504,695	825,689	1,740	1,009,446	2,128
Total liabilities and equity	3,607,924	5,121,647	10,794	6,079,275	12,813

Summary Consolidated Statements of Cash Flows

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)
Net cash inflow from operating activities	617,729	70,351	1,020,984	2,152	605,707	670,062	1,412
Net cash (outflow)/inflow from investing activities	(364,711)	289,748	(487,161)	(1,027)	(318,344)	(273,176)	(576)
Net cash outflow from financing activities	(177,493)	(352,580)	(275,911)	(582)	(133,834)	(493,410)	(1,040)

Net increase/(decrease) in cash and cash equivalents	91,269	11,693	273,259	576	175,562	(86,845)	(183)

Cash and cash equivalents, beginning of period	239,140	330,409	342,101	721	342,101	615,360	1,297

Cash and cash equivalents, end of period	330,409	342,101	615,360	1,297	517,663	528,515	1,114

Selected Financial Metrics

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)
Results of Operations—Segments:
Payments segment revenue	120,923	217,085	333,343	703	228,223	339,014	715
Marketplace segment revenue	65,977	153,604	239,609	505	148,922	283,566	598
Fintech segment revenue	454,537	566,114	745,023	1,570	534,929	747,992	1,576
Payments net income	60,554	126,653	199,489	420	136,715	219,531	463
Marketplace net income	38,587	99,716	152,248	321	93,114	160,474	338
Fintech net income	164,207	208,845	237,107	500	170,766	220,772	465
Non-IFRS Financial Measures:
Adjusted net income(1)	274,318	455,185	617,380	1,301	420,229	612,428	1,291
Adjusted net income (Payments)(1)	63,004	131,246	208,841	440	143,134	223,306	471
Adjusted net income (Marketplace)(1)	39,581	101,641	155,626	328	95,675	161,668	341
Adjusted net income (Fintech)(1)	171,733	222,298	252,913	533	181,420	227,454	479

(1)

Adjusted net income, adjusted net income (Payments), adjusted net income (Marketplace) and adjusted net income (Fintech) is net income (on a consolidated basis or for each of our three segments, as applicable) less share-based compensation expense and, for the nine months ended September 30, 2022 and the year ended December 31, 2022, contributions to the public fund “Kazakhstan Halkyna” and expenses related to physical damage to our infrastructure and loss of cash from our ATMs during the January 2022 events (on a consolidated basis or for each of our three segments, as applicable), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate).

Adjusted net income is a non-IFRS financial measure. See “Selected Consolidated Financial and Other Data—Other Selected Financial Data” for reconciliations of our consolidated net income (or net income of each of our three segments, as applicable) to adjusted net income (on a consolidated or segment basis, as applicable). See also “Presentation of Financial and Other Information” for the limitations on the use of this and other non-IFRS financial measures.

Selected Operating and Other Financial Metrics

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)
Consolidated:
Average MAU, millions(1)	9.1	11.2	12.6	—	12.2	13.5	—
Average DAU, millions(2)	4.9	7.0	8.0	—	7.6	8.8	—
Average DAU to Average MAU ratio(3)	54%	62%	63%	—	63%	65%	—
Monthly Transactions per Active Consumer(4)	28	51	60	—	58	68	—
Active Merchants, thousands(5)	53	242	485	—	413	565	—
Payments:
TPV(6)	6,239	12,935	19,913	42	13,555	20,170	43
Growth rate	—	107%	54%	—	—	49%	—
Active Consumers, millions(7)	7.8	9.7	11.3	—	10.9	12.6	—
TPV Payments Transactions, millions(8)	1,024	1,990	3,060	—	2,161	3,056	—
Growth rate	—	94%	54%	—	—	41%	—
Take Rate(9)	1.3%	1.2%	1.2%	—	1.2%	1.2%	—
Average Balances on Current Accounts(10)	333	523	633	1	617	720	2
Marketplace:
GMV(11)	818	1,844	2,872	6	1,848	2,823	6
Growth rate	—	125%	56%	—	—	53%	—
Active Consumers, millions(12)	3.1	4.8	6.1	—	5.7	6.9	—
Purchases, millions(13)	26	66	119	—	83	119	—
Growth rate	—	156%	81%	—	—	43%	—
Take Rate(14)	7.7%	8.2%	8.2%	—	7.9%	8.8%	—
Fintech:
TFV(15)	1,833	4,346	5,411	11	3,622	5,492	12
Growth rate	—	137%	25%	—	—	52%	—
Active Consumers (loans), millions(16)	3.6	4.9	5.6	—	5.4	6.0	—
Active Consumers (deposits), millions(17)	2.1	2.8	3.8	—	3.5	4.5	—
Average Net Loan Portfolio(18)	1,274	1,815	2,639	6	2,515	3,383	7
Fintech Yield(19)	33%	30%	27%	—	20%	19%	—
TFV to Average Net Loan Portfolio Conversion Rate(20)	1.4	2.4	2.0	—	2.0	2.2	—
Average Savings(21)	1,829	2,460	3,151	7	2,978	4,312	9
Cost of Risk(22)	1.8%	1.6%	1.9%	—	1.7%	1.5%	—

(1)

Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2)

Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3)	Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.
(4)

Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5)	Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.
(6)	Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.
(7)	Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.
(8)	TPV Payments Transactions is the total number of TPV transactions.
(9)	Payments Take Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.
(10)	Average Balances on Current Accounts is the average monthly total balance of Payments Platform’s accounts (including Kaspi Pay and Kaspi Gold accounts) for the respective period.
(11)

Marketplace Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). For 2020, the sum of e-Commerce GMV and m-Commerce GMV (and for 2021, the sum of e-Commerce GMV, m-Commerce GMV and Kaspi Travel GMV) does not represent the total amount of Marketplace GMV for the same period because it includes GMV originated in merchant stores with our assistance, which represented ₸66 billion (or 8% of Marketplace GMV) and ₸4 billion (or less than 1% of Marketplace GMV) for 2020 and 2021, respectively. Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(12)	Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.
(13)	Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.
(14)	Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.
(15)	Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.
(16)	Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.
(17)	Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.
(18)	Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.
(19)	Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.
(20)	TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.
(21)	Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.
(22)

Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information—Distribution of Assets, Liabilities and Equity”).

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business and Industry

We may be unable to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms.

The growth of our business depends on our ability to attract new customers and expand our existing customers’ usage of our platforms by offering additional functionality, products and services and further integrating our Super Apps. While our Super Apps have achieved wide acceptance in Kazakhstan by both consumers and merchants, we may be unable to continue to grow at historical rates. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing products and services, as well as to introduce new high-quality products and services aimed at increasing the number of transactions made on our platforms and through our Super Apps. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies. Our failure to innovate and adapt to these changes could have a material adverse effect on our business, financial condition and results of operations.

As the markets for our platforms mature, or as new or existing competitors introduce new products, services or functionality that compete with ours, we may face external pressures and be unable to retain current customers or attract sufficient new customers. Our ability to engage, retain and increase our customer base will require us to successfully create new products and implement new business segments, both independently and together with third parties, and consequently, we may face risks associated with expanding into areas in which we have limited or no experience. We may also introduce significant changes to our existing products or develop and introduce new and unproven products and services, which may require significant investments of time, money and resources. For example, in 2021, we launched our e-Grocery business in partnership with Magnum. Similarly, over the last two years, we have developed Government Services in partnership with the Kazakhstan government to digitalize usage of government services and we have expanded Kaspi Travel to include holiday packages. Performance of these and other new business lines, however, is inherently uncertain, and if new or enhanced products or services fail to engage our consumers or merchants, we may fail to attract or retain customers or to generate sufficient return to justify our investments, which may adversely affect our business, financial condition and results of operations.

Our efforts to attract and retain customers may also require more sophisticated and costly development, sales or engagement efforts and could be impaired for a variety of reasons, including adverse reaction to changes in general economic conditions or other factors. We may also take actions that fail to generate short-term financial results, and there can be no assurance that these actions will produce long-term benefits. In particular, efforts to expand our customer base and enhance the customer experience, especially in new markets, and investments in new products, services and business initiatives could adversely affect our short-term financial results. Such investments may not provide economic benefits to us in the short-term or at all. If our efforts to attract and retain customers are not successful, or if our customers reduce or discontinue their usage of our platforms and Super Apps, our business, financial condition and results of operations may be materially adversely affected.

We may fail to maintain and improve the network effects of our Super App business model.

Our ability to maintain a fully integrated Super App business model that creates strong network effects among consumers, merchants and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends, among other things, on our ability to:

•	offer secure and reliable platforms for all participants and balance the interests of these participants, including consumers, merchants, service providers and others;

•	provide tools and services that meet the evolving needs of consumers and merchants;

•	provide consumers with a wide range of high-quality product and service offerings through our Kaspi.kz Super App;

•	provide merchants with a seamless experience in our Kaspi Pay Super App, including a high level of traffic flow and effective online advertising services; and

•	further enhance the attractiveness of our Super Apps by introducing new payment and financing methods and new and complementary products and services.

The network effects of our Super Apps also rest on our ability to attract and retain leading retailers as merchants, which can offer a wide selection of products and services for consumers at attractive prices. See “—Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.” In addition, any changes we may make to our current operations to enhance and improve our Super App integration and balance the needs and interests of users of our Super Apps, or to comply with any regulatory requirements, may be viewed positively from one user group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all users of our Super Apps, consumers, merchants and other participants may spend less time on our platforms and Super Apps and conduct fewer transactions or use alternative platforms, any of which could result in a material adverse effect on our business, financial condition and results of operations.

Failure to improve or maintain technology infrastructure could affect our business.

We rely on the efficiency, security, integrity, and availability of our technology infrastructure to protect the functionality and effectiveness of our software and platforms and in order to meet our business needs or the needs of our customers and partners. We frequently upgrade our platforms to provide increased scale, improved performance, additional built-in functionality (including functionality related to security) and additional capacity. Adoption of new products and maintaining and upgrading our technology infrastructure requires a significant investment of both time and resources. There can be no assurance that our financial resources will be sufficient to maintain the levels of investment required to support such development efforts, which may require substantial capital commitment. Additionally, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services and, if successful, their development efforts could render our services less desirable to customers, resulting in the loss of customers or a reduction in the fees we can generate.

In addition, any failure to improve or maintain our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. Such issues may be further compounded during periods when user activity is higher than usual on our platforms, or as we expand our business. Issues with the functionality and effectiveness of our software or platforms could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, security features and enhancements are frequently emerging to combat the rise of cybersecurity incidents and attacks. There are significant costs in both time and labor to ensure that we are maintaining adequate and up to date cybersecurity controls, including patching vulnerabilities in software and detecting security incidents. Any failure to timely upgrade our technology infrastructure or discover vulnerabilities may interrupt our ability to operate and conduct our business.

Our “first-party” e-Grocery operations are new to our business, and we may fail to successfully execute the new business model and reach profitability of the e-Grocery operations.

We launched our e-Grocery business in partnership with Magnum in 2021, and in 2023, we acquired a 90.01% stake in Magnum E-commerce Kazakhstan. Following the acquisition, we changed the business model of our e-Grocery operations from a “third-party” business to a “first-party” business due to the more complex operational and logistical requirements of the grocery business. As a result, unlike in our other Marketplace business which we operate on a “third-party” basis, we are now primarily responsible for holding and accounting for e-Grocery’s inventory. We also rely on the timely delivery of quality produce and other food products from suppliers. Development of a grocery business requires significant start-up expenses, particularly for acquiring or leasing real estate for our dark stores. Due to our lack of experience in operating a “first-party” model, as well as risks inherent in the grocery business, we may not be able to replicate the profitability and growth in e-Grocery as we have in our other businesses. The grocery industry is generally characterized by relatively high inventory turnover and relatively low profit margins.

In addition, the development of our e-Grocery business may prove more expensive than we currently anticipate, and we may not succeed in increasing its revenue and the number of purchases, if at all, in an amount sufficient to offset our expenses and to achieve and maintain profitability. As the online or digital grocery market in Kazakhstan is still nascent, it may be difficult to predict the size and growth rate of our target market and customer demand for our e-Grocery products or encourage customers to move away from more traditional in-store food shopping. Given the different profitability model of the e-Grocery business, we expect a reduction in the profit margin of our Marketplace Platform. If the revenue attributable to our e-Grocery operations does not grow over the long term, the e-Grocery business may fail to achieve and maintain profitability, and our business, financial condition and results of operations may be materially adversely affected.

Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.

We derive a significant and growing portion of our revenue from fees through our Marketplace, and revenue generated from our Payments and Fintech businesses relies on merchants offering and selling their products and services on our platforms and Super Apps. As of September 30, 2023, we had approximately 565,000 Active Merchants. We attempt to engage and retain our merchant partners by offering them additional functionality, products and services so they can reach more consumers. If our attempts to attract and retain merchants are not successful or if our merchants reduce their usage of our platforms, our business, financial condition and results of operations may be materially adversely affected.

Our business depends on consumers’ consumption and income levels.

The mass-market online payments, marketplace, fintech and e-grocery industries in Kazakhstan in which we operate are highly dependent on economic stability and growth, continuing increases in consumers’ average disposable income and levels of consumer spending. Demand for the products and services offered on our platforms and through our Super Apps may decrease if there is a deterioration in the future performance of Kazakhstan’s economy or any stagnation or reduction in levels of personal income, individual purchasing power or consumer confidence in Kazakhstan. Consumer spending habits are affected by, among other things, levels of employment, salaries, consumer confidence and perception of economic conditions, inflation, prevailing interest rates, income tax rates, consumer debt levels, housing and utilities costs and consumer aspirations.

During periods of economic stagnation or decline, consumers tend to become more price-sensitive, which may lead to a decrease in demand for our products and services. The Kazakhstan economy has faced, and might face in the future, challenges, primarily due to the decline in prices of oil and other commodities which are principal exports and important drivers of its economy, as well as the effects of any downturns in the economies of the country’s key trading partners, including Russia or China. See “ —Risks Relating to Kazakhstan—Kazakhstan is heavily dependent upon export trade and commodity prices.” These factors have also contributed to the volatility of the tenge. See “—Risks Relating to Kazakhstan—Exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.”

According to Qazstat, Kazakhstan’s GDP declined by 2.5% in 2020 and then grew by 4.3% in 2021 and 3.2% in 2022. According to the ADL Report, Kazakhstan’s real GDP is expected to grow at a CAGR of 3.5% between 2022 and 2027. According to the NBK, annual consumer price inflation for the years ended December 31, 2022, 2021 and 2020 was 20.3%, 8.4% and 7.5%, respectively. A further period of sustained inflation, coupled with high interest rates, or any other deterioration of Kazakhstan’s economy, could lead to a reduction in levels of personal income, individual purchasing power or consumer confidence, weakening consumer spending and savings and increasing insolvencies. As a result, the size of operations within our platforms may grow at a slower rate or even decrease, resulting in a slowdown or decrease in all or any sources of revenue (interest, fee and retail revenue), which could have a material adverse effect on our business, financial condition and results of operations.

With the introduction of a new Citizens Bankruptcy Law in December 2022, which for the first time introduced the concept of bankruptcy of individuals that are not individual entrepreneurs, any reduction in levels of personal income and savings can lead to an increasing number of individuals being unable to repay the loans and being declared bankrupt. As a result, Kaspi Bank may become exposed to significant debt write-offs in the future and may not be able to attract consumer borrowings from such individuals within five years following the declaration of such individuals’ bankruptcy. See “Regulation—Bankruptcy of Individuals.”

We may fail to effectively manage the growth of our business and operations.

Our business has grown rapidly and significantly in recent years as we have evolved from a banking services provider in Kazakhstan to a unique two-sided Super App business model. Because of the significant growth in our operations, our exposure to business risks has increased. This growth will continue to require improved monitoring and control procedures with respect to our operations, as well as continued investment in our financial and information management systems, recruitment and training of employees, marketing, monitoring of the consistency of customer service and increased operational costs. In addition, overall growth in our business requires greater allocation of management resources away from day-to-day operations and may create significant operational challenges, including the ability of our information technology systems to adequately handle the rate of growth of operations, the ability to design, implement and follow appropriate risk management procedures in respect of a much larger volume of operations, an increased variety of offered products and the ability to properly monitor our financial performance. Similarly, our future growth may also depend on our ability to grow our other businesses, including those businesses we have acquired or invested in and new business initiatives we may explore in the future. In particular, we face risks associated with expanding into industries in which we have limited experience, including e-Grocery (see “—Our ‘first-party’ e-Grocery operations are new to our business, and we may fail to successfully execute the new business model and reach profitability of the e-Grocery operations”). Any failure to manage our growth while at the same time maintaining adequate focus on our existing operating segments may have a material adverse effect on our business, financial condition and results of operations.

Growth opportunities may also involve expansion into international markets, which carries the risk of increased expenses to manage market, legal, regulatory, taxation and operational burdens. See “—Acquisitions, strategic alliances and investments may be difficult to integrate and may not generate the expected return on our investment.” Such limitations in growth could materially adversely affect our business, financial condition and results of operations.

We face credit, liquidity and market risks.

Credit risk

We are exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. Our credit risk exposure arises primarily from our consumer finance, merchant finance and micro business finance through our Fintech Platform. To manage credit risk during loan origination, we centralized all processes related to decision-making, verification and accounting through our headquarters. We have developed an automated, centralized and big data-driven proprietary loan approval process that enables us to make instant credit decisions. The risk management department is responsible for maintaining scoring models and the decision-making process. The quality of approved loans is monitored by the risk management block on a day-to-day basis with periodic validation of the models. As of September 30, 2023 and December 31, 2022, 2021 and 2020, NPLs represented 5.7%, 6.3%, 4.7% and 7.9%, respectively, of our loan portfolio.

However, the scoring techniques and checks used by us to evaluate the creditworthiness of applicants for our loan products may not always present a complete and accurate picture of each customer’s financial condition or be able to accurately evaluate the impact of various changes. Such changes may include changes in the macroeconomic environment, which could significantly and quickly alter a customer’s financial profile. For example, our proprietary and highly adaptable scoring model and our regular access to data from credit bureaus, which allows us to assess the credit quality of our potential and current customers, cannot always accurately ascertain what the current indebtedness of any particular current or potential customer may be. Additionally, we have no tools to prevent our customers from taking an additional loan from other financial institutions or otherwise taking steps that heighten the risk that a customer may default on a loan from us. As a result, we may not always be able to correctly evaluate the current financial condition of each prospective customer and accurately determine the ability of our customers to repay their loans, which will result in increased loan losses.

There can be no guarantee that our risk management strategies will protect us from increased levels of Cost of Risk and NPLs, particularly when confronted with risks that we did not identify or anticipate from our existing portfolio. There can be no assurance that our current level of loan recovery will be maintained in the future and any failure to accurately assess the credit risk of potential borrowers or acceptance of a higher degree of credit risk in the course of lending operations may result in a deterioration of our loan portfolio and a corresponding increase in loan impairments, which would have a material adverse effect on our business, financial conditions or results of operations.

In addition, the vast majority of our loan portfolio is unsecured. While we have no significant industry or single concentrations in our loan portfolio, in the event of defaults by a sizable number of borrowers due to, for example, an economic downturn, we may be unable to recover a significant proportion of the balance of such loans, which may have a material adverse effect on our business, financial conditions or results of operations.

Liquidity risk

We are exposed to liquidity risk arising out of the mismatches between the maturities of our assets and liabilities, which may result in us being unable to meet our obligations in a timely manner. We are exposed to daily calls on our available cash resources from current accounts, maturing deposits and loan drawdowns. Although a significant portion of our customer accounts (81% and 78% as of September 30, 2023 and December 31, 2022, respectively) are held in term deposits, our customers have a right to withdraw their term deposits prior to maturity. We do not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. We calculate and monitor liquidity ratios on a daily basis in accordance with the NBK’s requirements.

We meet a significant portion of our funding requirements using customer accounts (primarily deposits from retail customers), which increased to ₸4,821,439 million as of September 30, 2023 from ₸4,000,690 million as of December 31, 2022 and ₸2,763,043 million as of December 31, 2021. Over the past several years, we have primarily relied on funding from our retail customers’ deposits and current accounts. As of September 30, 2023, our retail customers’ term deposits and current accounts represented 80% and 15%, respectively of our total customer accounts (76% and 18%, respectively, of our total customer accounts as of December 31, 2022). Any unexpected and significant withdrawal of deposits may impact our ability to meet our funding requirements. The other portion of funding is primarily provided through the placement of local bonds (debt securities issued) and subordinated debt, which amounted to 3.1% and 4.8% of total liabilities as of September 30, 2023 and December 31, 2022, respectively. Any deterioration in our credit ratings could undermine confidence in us and limit our access to capital markets, which could require us to seek alternative, more expensive sources of funding.

Furthermore, our customers may be susceptible to the deliberate spread of rumors or false information about our financial condition and state of our business. In the past, there have been several occasions on which misleading information regarding the instability of certain Kazakhstan banks, including Kaspi Bank, was circulated on the Internet. For example, in February 2014, retail customers were alarmed by rumors and temporary instability in Kazakhstan’s financial sector as a result of a significant devaluation of the tenge, which resulted in deposit withdrawals in Kaspi Bank. While this particular event had no material adverse effect on us, any dissemination of false information or rumors and resulting significant withdrawals of deposits may have a material adverse effect on the stability of our deposit base and may cause significant outflow of deposits.

Therefore, should any sources of short and, in particular, long-term funding become unexpectedly unavailable, or if maturity mismatches between our assets and liabilities occur, or if we are required to increase the interest rates on deposits to attract funding, particularly in light of a shortage of liquidity due to unfavorable economic conditions, this may result in liquidity gaps that we may not be able to cover without incurring additional expenses, if at all. Any inability to meet our liquidity needs in these circumstances could lead to a material adverse effect on the development of our business, financial condition and results of operations in the longer term.

Market risk

We have exposure to interest rate risk resulting from movements in interest rates that affect income, expense or the value of financial instruments. For example, instruments on both the asset and liability side may exhibit different sensitivities to changes in interest rates, including changes in long-term and short-term interest rates relative to one another. In 2022, higher than normal interest rates directly contributed to declining profitability in the Fintech segment of our business. While we consistently monitor interest rate fluctuations and our asset-liability tenors in order to mitigate such interest rate risk, any significant interest rate movement on either domestic or international markets may have a material adverse effect on our business, financial condition and results of operations.

Our assets and liabilities are denominated in several currencies, with the majority of assets (loans to customers) and liabilities (customer accounts) denominated in tenge, although a portion of deposits are denominated in foreign currencies, principally the U.S. dollar. Foreign currency risk arises when the actual or forecasted assets in a foreign currency are either greater or less than the liabilities in that currency. In order to manage foreign currency risk, our treasury function controls open foreign currency positions on a daily basis and uses derivative instruments to reduce the risk exposure. We enter into a variety of derivative financial instruments to manage our exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading, measured at fair value through profit or loss and are not designated for hedge accounting. Any significant volatility in the money market or material exchange rate fluctuations may have a material adverse effect on our business, financial condition and results of operations.

Our securities portfolio (which predominantly comprises Kazakhstan government debt securities and quasi-government debt securities, representing 97% and 99% of total investment securities and derivatives as of September 30, 2023 and December 31, 2022, respectively) is subject to fluctuations in the value of financial instruments caused by changes in market prices, whether caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. Interest rate and price movements on both domestic and international markets may (including as a result of any downgrade in Kazakhstan’s sovereign credit ratings) affect the value of our securities portfolio, which in turn may have a material adverse effect on our business, financial condition and results of operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business, financial condition and results of operations.

Our banking activities comprise a significant part of our business. For the nine months ended September 30, 2023 and the year ended December 31, 2022, our Fintech segment generated 37% and 40% of our total net income, respectively. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

In 2023, several U.S. banks were placed into receivership or closed, including Silicon Valley Bank, Signature Bank and First Republic Bank. Similarly, on March 19, 2023, UBS agreed to purchase Credit Suisse, following the withdrawal of deposits with Credit Suisse worth $75.2 billion in the first three months of 2023. While we held no deposits or securities with SVB, Signature Bank, First Republic Bank or Credit Suisse at the time each was placed into receivership or closed (or, in the case of Credit Suisse, purchased), defaults by such institutions have led to weakened market conditions and have limited global liquidity. This may adversely impact merchants on our platforms who are exposed to global market conditions, and any such decline in engagement from merchants may lead to lower consumer interaction, which could have a material adverse effect on our business, financial condition and results of operations. In addition, concerns regarding the United States or international financial systems could result in our retail customers withdrawing their deposits they hold with us or enhanced regulatory oversight of financial institutions such as Kaspi Bank (see “—We face credit, liquidity and market risks”), which may have a material adverse effect on our business, financial condition and results of operations.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our business and results of operations, as well as our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations, could be significantly impaired by factors that affect us or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. The results of events or concerns that involve one or more of these factors could include a variety of material adverse effects on our business, financial condition and results of operations.

Any harm to our brand or failure to maintain the trusted status of our platforms and Super Apps may limit our future growth and adversely affect our business.

We have built our business on consumer and merchant confidence, based on a strong brand name and reputation for our Super Apps in Kazakhstan. Any loss of trust in our business could affect our reputation and brand, and may result in consumers, merchants, brands and other counterparties reducing their activity on our platforms, which could in turn adversely affect our revenues. Our ability to maintain our position as a business used by people in Kazakhstan for all aspects of their day-to-day spending relies, among other things, on:

•

the quality, breadth, functionality, connectivity, inter-operability, variety and appeal of the products, services, technology and content available through on our platforms and through our Super Apps;

•	the high level of integration between our Super Apps;

•	our commitment to high levels of service, reliability and integrity;

•	the effectiveness and security of the procedures we have in place to maintain the safety, security and integrity of the data in our platforms;

•	the effectiveness and perceived fairness of the rules governing our platforms;

•	the strength of the protective measures in place in relation to our intellectual property rights; and

•	compliance with environment, social and governance regulations and disclosure guidelines, as well as other sustainability matters.

Our management believes that the brand identity that we have developed through the strength of our platforms and customer focus has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our consumer base, network of merchants and other business partners. Maintaining and enhancing our brand will largely depend on our ability to maintain our status as an industry leader (including by maintaining relationships with merchants) and a provider of high-quality and reliable services. If we fail to maintain and enhance the trusted status of our platforms and Super Apps and the strength of our brand, our business, financial condition and results of operations could be materially adversely affected.

Customer complaints or negative publicity about us could also diminish consumer confidence in our services and our reputation with customers. The significant scale of our business heightens the need for prompt and attentive customer service to resolve irregularities or customer dissatisfaction. In our e-Commerce business, our merchants primarily manage customer issues and complaints directly with the customer, and if they do not do so to the satisfaction of customers, our brand and reputation may be adversely affected. From time to time, we may also be the target of incomplete, inaccurate and misleading or false statements about our company and our business that could damage our brand and deter customers from using our Super Apps. Our reputation may be affected by instances of misconduct by our employees, as well as employees’ failure to comply with our compliance procedures and any applicable legislative requirements. In addition, any significant problems with collection practices employed by external collection agencies, to which we outsource collections of our NPLs, could also adversely affect our reputation and brand. Our reputation may also be affected by events beyond our control. For example, in June 2023, a man took several of our employees hostage in one of our bank offices in Astana. While the crisis was resolved with no casualties and the hostages were successfully released by the police, any adverse press reports on this or similar events may harm our brand and customer confidence in us. If we are unable to handle customer complaints or negative publicity effectively, our reputation may suffer and we may lose customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

We depend upon talented employees, including our senior management, to grow, operate and improve our business. If we are unable to retain and motivate our personnel and attract new talent, or to maintain our corporate culture, we may not be able to achieve our strategic objectives.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the skills and abilities of our senior management team. Our business has significantly benefited in the past from the vision and contributions of a small number of our key senior managers. In particular, Mr. Mikheil Lomtadze, a lead founder, CEO and one of our principal shareholders, has been crucial to the development of our culture and strategic direction. Competition in Kazakhstan’s technology and financial industries for personnel with relevant expertise is intense due to the relatively small number of available qualified individuals. Further increases in competition may lead to difficulties in recruiting and retaining qualified and experienced employees, including increased costs of salaries and bonuses, as well as a greater length of time taken to identify and recruit such employees or increased costs of recruitment. In order to attract and recruit qualified and experienced employees and minimize the possibility of their departure to other companies, we provide packages of compensation and non-financial incentives that are consistent with the evolving standards in Kazakhstan’s labor market. The loss of or diminution in the services of members of our senior management team, or an inability to retain and attract additional senior management personnel, may impair our ability to achieve our strategic objectives.

Our management also believes that a critical contributing factor to our success has been our corporate culture, which values and fosters teamwork and innovation. If we do not maintain the beneficial aspects of our corporate culture as we grow and implement more complex organization management structures, this would adversely affect our business, financial condition and results of operations.

If adoption of online or mobile device payment methods does not continue to increase and consumption patterns do not change as anticipated, our ability to expand could be affected.

The growth of our business, as well as the development of the mass-market online payments, e-commerce, fintech and e-grocery industries in Kazakhstan in which we operate, largely depends on the development of online and mobile consumption patterns and wider consumer understanding and continued acceptance of products offered online and of new products and solutions that we intend to offer, primarily through our Super Apps. The level of adoption of financial, e-commerce and e-grocery services offered through mobile applications and online in Kazakhstan is relatively low compared to those in more developed countries. As part of our strategy, we focus on increasing user engagement in our Super Apps, which integrate all products and services offered by us. Our ability to expand our operations, however, may be affected if the adoption of online or mobile device payment methods does not grow, if online and mobile consumption patterns do not further develop or if we are unable to attract a significant number of new mobile customers and increase levels of mobile engagement.

If we fail to keep pace with rapid technological developments to provide innovative services, our business may be adversely affected.

Our future success will depend on our ability to keep pace with the evolving needs of our customers and the evolution of our industry on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological advances. In addition to our own innovations, we rely in part on third parties for the development of, and access to, modern technologies. Any rapid and significant technological developments, including developments in mobile technologies, authentication, virtual currencies and distributed ledger technologies, near-field communication and other proximity payment devices such as contactless payments, may result in the emergence of technologies superior to those currently employed by us and render our technologies obsolete. Developing and incorporating innovative technologies into our business may require substantial expenditure, take considerable time or ultimately may not be successful.

In particular, we face risks related to the development and implementation of our AI and machine learning capabilities, which are foundational to our AI virtual assistance, risk management models and user experience personalization across our products and services. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed, datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Furthermore, local and international laws and regulations regarding the use of AI may adversely impact our ability to use, develop, or implement our AI solutions.

We may not be able to implement changes to our systems and operations necessary to capitalize on our future growth opportunities.

Our anticipated future growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, our ability to further improve and develop our financial and management information systems, controls and procedures and our ability to anticipate and implement competitive product and service offerings to continue to attract customers to our platforms and increase the number of transactions made by our customers on our platforms and through our Super Apps. We expect to have to adapt our existing systems and introduce new systems to cater to the increasing sophistication of the consumer financial services market, evolving fraud and information security landscape, and regulatory developments relating to existing and projected business activities, train and manage our employees and improve and expand our marketing capabilities. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to focus on innovative product and service developments. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business, including difficulties in hiring, training and managing our employee base. Continued growth could also strain our ability to maintain the quality and reliability of our platforms, products and services, impact development and improvement of our operational, financial, legal and management controls and enhance our reporting systems and procedures. If we are unable to successfully implement necessary changes to our systems and operations as we continue to grow, our business, financial condition and results of operations could be materially adversely affected.

We rely on third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies. Any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

In carrying out our operations, we rely on a variety of third-party services. Our technology infrastructure and services incorporate software, systems and technologies developed by third parties, as well as hardware purchased or commissioned from third-party suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increased risks relating to the performance and security of our technology, including risks relating to incompatibility of the components produced by third parties, as well as service failures or delays or back-end procedures on hardware and software. Additionally, we grant certain third-party providers limited access to certain data in our systems at their request to effectively operate our business, which may pose additional security risks and challenges in protecting our technology infrastructure. Although we vet our third-party providers and contractually require them to implement reasonable cybersecurity controls, a compromise of their systems could have an adverse impact on our ability to operate and expose data that we have provided them. We cannot provide assurance that the contractual requirements related to the use, security and privacy regarding the information technology assets (and the data thereon) that we impose on our third-party suppliers will be followed or will be adequate to prevent misuse. Any misuse, compromise, or failure to adequately abide by these contractual requirements could result in liability, protracted and costly litigation and, with respect to misuse of personal information of our customers, lost revenue and reputational harm.

We also rely on facilities, components and services supplied by third parties, including data center facilities. For example, we depend on third parties in connection with our risk management processes, including external data from credit bureaus in Kazakhstan and the Kazakhstan State Pension Payment Center (the “Pension Center”) to perform credit assessments. As such, any risks related to the interruption of such credit bureaus’ or the Pension Center’s operations, the accuracy of the data kept thereby and the availability of such data generally, may impact our consumer finance origination process. Furthermore, as part of our debt collection process, we outsource certain debt collection functions to third-party debt collection agencies, which collect up to 65% of our NPLs, and any interruption in the operations of such agencies could negatively impact our debt collection efforts or increase the cost of debt collection services. If these third parties cease to provide the facilities or services, experience operational interference or disruptions, breach their agreements with us, fail to perform their obligations or meet our expectations, do not renew their licenses or otherwise cease to make their services or products available at a reasonable cost or at all, our operations could be disrupted or otherwise adversely impacted, which in turn could result in a material adverse effect on our business, financial condition and results of operations.

Interruptions to, or failures in, third-party logistics and delivery services that we use to fulfill and deliver orders placed on our Kaspi.kz Super App could prevent the timely or proper delivery of products to our consumers, which would harm the reputation of our business. These interruptions may be due to events that are beyond our control or the control of the logistics and delivery companies that we use, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics and delivery services could also be affected or interrupted by industry consolidation, insolvency or government shut-downs. We may not be able to find alternative logistics and delivery companies to provide logistics and delivery services in a timely and reliable manner or at all. If the products sold on our Marketplace Platform are not delivered in proper condition or on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our business is subject to competition. We may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins and result in loss of market share, departures of qualified employees and increased capital expenditures.

Our Payments Platform competes with foreign and domestic payment service providers and with retail banks (both domestic banks and subsidiaries of foreign banks) that look to gain a competitive edge through contracts with merchants. Our Marketplace Platform competes with global marketplace platforms and online and offline retailers operating in Kazakhstan. Our Fintech Platform competes with retail banks (both domestic banks and subsidiaries of foreign banks) that seek to differentiate themselves by offering retail deposits and consumer loans through their branch networks and points of sale at stores and shopping centers.

Some of our competitors may have longer operating histories or greater merchant bases, experience, scale and resources, which may provide them with competitive advantages, including more established relationships with customers. They may devote greater resources to the development, promotion, sale of products and services in the areas in which we operate, and they may offer lower prices or more effectively introduce and market their own innovative products and services that may in turn adversely impact our growth. Mergers and acquisitions by our competitors may lead to the emergence of even larger competitors with greater resources. Competing services tied to established brands might engender greater confidence in the quality and efficacy of their services relative to those offered by us. Any initiatives undertaken by the NBK to enhance the efficiency and decrease the costs of financial services may also increase competition. Furthermore, changes in the legal or regulatory framework in Kazakhstan relating to the industries in which we operate (such as the establishment of a “Sunqar” fast payment system) may increase the number of competitors or may more positively impact our competitors as compared to us, either of which could diminish our competitive advantage, which could have a material adverse effect on our business, financial condition and results of operations.

The largest merchants that currently sell goods through our Marketplace Platform may decide, for any reason (including commercial considerations), to collectively negotiate the level of fees that we charge, or they may establish a separate marketplace. In addition, emerging start-ups may be able to innovate and provide some of the products and services faster than we can.

If our customers move to our competitors for any reason, including due to the pricing or terms of any such competitors’ products, or due to our inability to continue developing and providing our customers with high-quality and up-to-date services or to appropriately coordinate our services with market opportunities, it may become less attractive to merchants and other business partners, which could have a material adverse effect on our business, financial condition and results of operations.

Our platforms may be used for fraudulent, illegal or improper purposes.

Despite measures we have taken and continue to take, our platforms remain susceptible to potentially illegal or improper uses. These may include use of our platforms (in particular, Payments or Marketplace) in connection with fraudulent or counterfeited sales of goods or bank fraud, which are becoming increasingly sophisticated. There can be no assurance that measures implemented by us, which are aimed at preventing our business from being used as a vehicle for money laundering, fraud or other illegal activities, will effectively identify, monitor and manage these risks, and that no incidents of fraud or other illegal activities will occur in the future. We cannot monitor with absolute certainty the sources of customers’ or counterparties’ funds or the ways in which they use them. In addition, an increase in fraudulent transactions could harm our reputation and reduce customer confidence in the use of our platforms or lead to regulatory intervention, which could require us to take steps to reduce fraud risk leading to an increase in our costs.

In addition, we may be subject to allegations and lawsuits claiming that items listed on our Marketplace Platform are pirated, counterfeit or illegal. The measures adopted by us to verify the authenticity of products sold on our Marketplace Platform and minimize the risk of any potential infringement of third-party intellectual property rights may not be successful. For example, in order for a merchant to become a participant of our Marketplace Platform, we and the merchant sign an agreement whereby the merchant accepts the rules of our Marketplace Platform and represents to us that any product sold through our Marketplace Platform has been certified for sale by applicable laws. While we generally do not act as seller, we may become subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our Marketplace Platform. In the event that alleged counterfeit, infringing or pirated products are listed or sold on our platforms, we could face claims for such listings, sales or alleged infringement or for the failure to act in a timely or effective manner to restrict or limit such sales or infringement. A merchant whose content is removed or services are suspended or terminated, regardless of our compliance with the applicable laws, may dispute our actions and commence an action against us for damages based on breach of contract or other causes of action or may make public complaints or allegations against us.

Continued public perception that counterfeit or pirated items are commonplace on our Marketplace Platform, perceived delays in the removal of these items, even if factually incorrect, or an increase in fraudulent transactions on our platforms could damage our reputation, reduce consumer confidence in the use of our platforms, result in lower list prices for goods sold through our Marketplace Platform and have a material adverse effect on our business, financial condition and results of operations.

Acquisitions, strategic alliances and investments may be difficult to integrate and may not generate the expected return on our investment.

We may enter into select strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further improve our technology system. For example, we recently acquired a 90.01% share of Magnum E-commerce Kazakhstan, our e-Grocery subsidiary. These acquisitions and strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties and increased expenses in establishing these new alliances, any of which may have a material adverse effect on our business, financial condition and results of operations. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business. Acquired businesses or assets may not generate expected financial results, integration opportunities, synergies and other benefits immediately, or at all, and may incur losses. Additionally, we may face operational and structural challenges in integrating IT systems, retaining relationships with key employees of acquired businesses, and increased regulatory and compliance requirements. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operations.

In light of our strategy to extend our geographical reach, these risks may be more likely to occur if we pursue strategic alliances and acquisitions in markets outside Kazakhstan and Azerbaijan. Further, as our business is technology driven, we will require a high level of real-time technology integration for efficient operations, customized and developed for the regions in which we may plan to operate. Our inability to obtain such technology in a timely manner and at the envisaged cost may have a material adverse effect on our business, financial condition and results of operations. Our operations outside of Kazakhstan may also be subject to local political, economic and other risks that may impact our businesses there. We have operated in Azerbaijan since 2019 and intend to continue to explore international opportunities across Central Asia, the Caucasus region, and Central and Eastern Europe, as well as other select markets. In October 2021, we acquired 100% of Portmone Group, a payments company operating in Ukraine, although it represented only 0.1% of our total assets as of December 31, 2022 and 0.06% of our net income for the year ended December 31, 2022.

We may further incur reputational or financial losses in resolving outstanding litigations, contractual liabilities or financial indebtedness we inherit from our acquisitions, strategic alliances and investments. If any of such challenges are not resolved in our favor, we could lose opportunities in strategic acquisitions and alliances, which could have a material adverse effect on our business, financial condition and results of operations.

Systems failures and resulting interruptions in the availability of our platforms and Super Apps could affect our business.

Our operations rely on the uninterrupted operation of our technology platforms and services. Although we seek to minimize such interruption risk with back-ups and redundancies, our systems and those of our service providers and partners may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, an unexpected high volume of transactions, distributed denial-of-service and other cyberattacks, human error, natural disasters, power losses, disruptions in telecommunications services, infrastructure changes, unauthorized access fraud, military or political conflicts, terrorist attacks, legal or regulatory takedowns, phishing, computer viruses, ransomware, malware or other malware, or other events. Our systems may also be subject to break-ins, sabotage, theft, intentional acts of vandalism or our employees engaging in unauthorized shadow IT activities. As a provider of payments solutions, we are subject to heightened scrutiny by regulators that may require specific business continuity, resilience and disaster recovery plans, and more rigorous testing of such plans which may be costly, time-consuming and may divert resources from other business priorities.

We have experienced and may experience in the future system failures, denial-of-service attacks, and other events or conditions from time to time that interrupt the availability, reduce or adversely affect the speed or functionality of our platforms. For example, during the January 2022 events in Kazakhstan (see “—Risks Relating to Kazakhstan—We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan”), there was a disruption in online transactions due to significant limitations on Internet access throughout Kazakhstan, although our Super Apps generally continued to operate. Any prolonged interruption in the availability or a reduction in the availability, speed or functionality of our platforms could have a material adverse effect our business, financial condition and results of operations. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our infrastructure is unreliable, leading them to switch to competitors or to avoid or reduce the use of our products and services, and could permanently affect our reputation and brand.

Moreover, if any system failure or similar event results in any damage to our customers or business partners, these customers or partners could seek compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly to address. In addition, systems, app components and software that have been or may be developed internally may contain undetected errors, defects or bugs, which we may not be able to detect and repair in time, in a cost-effective manner or at all. In such circumstances, we may be liable for all costs and damages as we would not be entitled to any indemnification or warranty that may have been available if we had obtained such systems or software from third-party providers. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data. A breach or failure of our systems or website security, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information, the occurrence of fraudulent activity, or other data security-related incidents may materially adversely affect our business, financial condition and results of operations.

We collect, process and store personal data (including names, addresses, ages and bank details) from our customers, business contacts and employees as part of the operation of our business, and we must comply with data protection and privacy laws and industry standards in Kazakhstan, Azerbaijan, Ukraine and Uzbekistan. Those laws and standards impose certain requirements on us in respect of the collection, use, processing (including accumulation, modification, distribution, depersonalization, blocking and destruction of personal data) and storage of such personal data. Failure to operate effective data controls in respect of the collection, use, processing and storage of such personal data, as prescribed by applicable law, could potentially lead to administrative fines, financial costs, reputational damage and undermine trust in our business and brand (see “—Risks Relating to Our Business and Industry—Any harm to our brand or failure to maintain the trusted status of our platforms and Super Apps may limit future growth and adversely affect our business”), any of which could have a material adverse effect on our business, financial condition and results of operations.

The Law of the Republic of Kazakhstan “On Personal Data and the Protection Thereof” No. 94-V ZRK dated May 21, 2013, as amended (the “Personal Data Law”), is a special legislative act that established a framework for the protection of personal data. Prior to the adoption of this law, Kazakhstan did not have any specific laws regulating the protection of personal data. Therefore, there is currently no widely-established or consistent judicial practice in respect of personal data protection matters. Existing laws and regulations on personal data protection may be amended, the manner in which such laws and regulations are enforced or interpreted may change and new laws or regulations on personal data protection may be adopted, including in order to further regulate or restrict the use of personal data. If the existing interpretation of the laws and regulations were to change or future regulations were imposed, it could have a material adverse effect on our business, financial condition and results of operations.

An increasing number of organizations, including large merchants and businesses, technology companies and financial institutions, such as us, are subject to attacks on their information security systems, some of which involve sophisticated and highly targeted attacks on their websites and infrastructure.

The methods used to obtain unauthorized, improper or illegal access to information security systems are constantly evolving. Targeted attacks may also be difficult to detect quickly and are often not recognized until they are launched against a target. Unauthorized parties may attempt to gain access to our platforms through various means, including hacking into platforms, or attempting to fraudulently induce (often through spear phishing attacks) employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our systems. We have experienced in the past and may experience in the future cyberattacks and other security breaches (due, among other factors, to human error, malfeasance, system errors or vulnerabilities, or other irregularities) affecting the functionality of our platforms. While we have systems and processes designed to prevent cyberattacks and security breaches, which systems and processes have been effective in preventing us from incurring material financial losses in the past, and while we expect to continue to expend significant resources to bolster these protections, such measures cannot provide absolute security, and any security breach could have a material adverse effect on our business, financial condition and results of operations.

Actual or perceived breaches of our security could interrupt our operations, resulting in, among other things, our systems or services being unavailable, improper disclosure of data, material damage to our reputation and brand, increased regulatory scrutiny or fines, as well as legal or financial exposure. In addition, third-party credit cards could refuse to allow us to process through their networks. Accordingly, such events could cause us to incur significant remediation costs, leading to loss of customer confidence in, or decreased use of, our products and services and the diversion of management’s attention from the operation of our business. This could result in significant compensation or contractual penalties payable to consumers or merchants as a result of their claims, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, on July 26, 2023, the SEC adopted final rules enhancing disclosure requirements for publicly registered companies, requiring timely and detailed disclosures of material cybersecurity incidents, as well as periodic disclosures about cybersecurity risk management and governance, which could result in additional compliance costs for us.

We may fail to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights, which may harm our business and competitive position.

We regard our trademarks, domain names, proprietary technologies and similar intellectual property and proprietary rights (as applicable) as critical to our success. We have obtained various trademark registrations in various jurisdictions, including Kazakhstan, Azerbaijan, Armenia, Ukraine, Kyrgyzstan, Russia, Turkmenistan and Belarus, including for names and logos such as “Kaspi Pay,” “Kaspi Kredit,” “Kaspi Red,” “Kaspi Gold” and “Kaspi Bank.” Further, we have registered certain domain names, including “kaspi.kz,” “kaspi.shop,” “kaspi.online” and “kaspibank.kz.” We also rely on a combination of intellectual property laws and contractual arrangements, including confidentiality provisions and non-compete clauses in our employment contracts with employees, to protect our proprietary rights. While we strive to protect our trademarks, service marks and domain names, effective trademark protection may not be available, and contractual or other disputes may affect the use of our marks. Similarly, not every variation of a domain name may be available.

Our intellectual property rights could be challenged, invalidated, circumvented or misappropriated despite the measures we have taken to protect them. For instance, it may be possible for a third party to copy or otherwise obtain and use our intellectual property, including our trade secrets, without authorization, and their adoption of trademarks and service names similar to ours may harm our ability to build brand identity and cause customer confusion. Similarly, confidentiality and non-compete agreements may be breached by counterparties or our employees under our standard employment contracts, and there may not be adequate remedies available to us for any such breach. We cannot ensure that all persons and entities contributing to our intellectual property have validly assigned to us all applicable intellectual property rights they may have, or that we will be able to enforce our rights under any such agreements. Moreover, we cannot guarantee that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how and trade secrets, or that any such confidentiality agreements will be effective in controlling access to, and distribution, use, misuse, misappropriation, reverse engineering or disclosure of, our confidential or proprietary information, know-how and trade secrets.

Preventing any unauthorized use of our intellectual property and proprietary information is difficult and costly and the steps we take may be inadequate to prevent the misappropriation, infringement, or other violations of our intellectual property and proprietary information. In the event that we resort to litigation to enforce our intellectual property rights, or defend against claims in connection with intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that favorable orders will be passed in such litigation. Determining reserves for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that could have a material adverse effect on our business, financial condition, results of operations, or cash flows in a particular period. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation.

We may use open source code in a manner that could be harmful to our business.

We use open source code in our software, technology and services. Some licenses applicable to open source software require software that incorporates, is linked to, or is derived from such open source software be made available to the public under the same or similar terms. From time to time, we may face claims from third parties of infringement of their intellectual property rights or demanding the release or license of the software that we developed using such open source software or otherwise seeking to enforce the terms of the applicable open source license. While we check the licensing policies before using open source code, we may still inadvertently use such open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. Licensors of open source code do not provide warranties, indemnities, or other contractual protections for the use of their source code (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open source software. As a result, the use of open source code could materially adversely affect our business, financial condition and results of operations.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us and cause us serious reputational or financial harm. While we have not experienced fraudulent misconduct by employees in the past, any such misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, financial condition and results of operations could be materially adversely affected.

We do not have insurance coverage customary to more economically developed countries.

Kazakhstan’s insurance industry is less developed than that in some more economically developed countries, with some insurance products being unavailable to us at all or on equivalent terms to those available in such economically developed countries. We do not maintain business interruption and property insurance, and our existing insurance policies required by Kazakhstan law are incremental and do not cover the majority of our assets and liabilities. In addition, as a result of our e-Grocery business, we may be exposed to liability claims in the event that the food and other products we sell cause injury or illness, for which we also do not have insurance. As a result, we may incur an uninsured loss of assets and face claims which are not covered or are inadequately covered by our insurance policies. Any such losses or claims could have a material adverse effect on our business, financial condition and results of operations.

The adoption of new IFRS standards may impact our financial position and results of operations.

We prepare our consolidated financial statement on an annual basis under IFRS as issued by the IASB and interim condensed financial statements on a quarterly basis under IAS 34. The IASB is an independent body which is responsible for setting new standards and constantly improves the IFRS framework by amending existing standards and issuing new standards.

During the periods under review, we applied a number of amendments and interpretations to the existing IFRS and IAS. These amendments and interpretations were reviewed by our management but did not have a significant effect on our consolidated financial statements. However, the issue of any new standards that we will be required to adopt or the adoption by us of the already issued standards that are not yet effective could lead to changes in our consolidated financial statements and may impact our reported financial position and results of operations.

Real or perceived inaccuracies of our internally calculated operating metrics or industry and competitive information provided by third parties may harm our reputation.

Most of our operating metrics included in this prospectus are calculated by us internally. We also provide industry, market and competitive information in this prospectus based on studies and reports of third parties (see “Market and Industry Data”). There may be inherent challenges in calculating some of these measures, for example, in our assessment of value of certain assets. In addition, our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. However, if investors do not perceive our operating metrics or information on our competitive position in the market to be accurate, or if we discover material inaccuracies in our operating metrics, our reputation could be materially adversely affected.

Adverse judgments or settlements in legal disputes could result in materially adverse monetary damages or injunctive relief and damage our reputation.

We are subject to, and may become party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of business. We could be adversely affected by complaints, claims or legal actions brought by consumers, merchants, regulatory authorities and others, in the ordinary course of business or otherwise, in relation to our services, technology or intellectual property, our branding or marketing efforts or campaigns or our policies. Further, in the ordinary course of our business, we have received and may receive communications in the form of letters and notices from various regulatory authorities, in relation to, among other things, requests for information and clarifications relating to our business, operations and past compliances. There can be no assurance that such complaints or claims or requests for information will not result in investigations, enquiries or legal actions by any regulatory authority against us, which may subject us to liabilities or penalties and may have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.

Growing and operating our business, including through the development of new and enhanced services, may require significant cash outlays and capital expenditures. If cash on hand, net cash inflow from operating activities and cash equivalents are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, and we may not be able to raise the necessary cash on terms acceptable to us, or at all. The financing arrangements we may pursue or assume may require us to grant certain rights, take certain actions or agree to certain restrictions that could negatively impact our business.

Furthermore, market volatility and the related Kazakhstan and global economic impact and other factors could also adversely impact our ability to access funds as and when needed. If additional capital is not available on terms acceptable to us or at all, we may need to modify, delay, limit or terminate our long-term strategies. For example, we have exposure to interest rate risk resulting from movements in interest rates that affect income, expense or the value of financial instruments, which would harm our ability to grow our operations and could have a material adverse effect on our business, financial condition and results of operations. See “—We face credit, liquidity and market risks.”

Moreover, while we have no plans as of the date of this prospectus, we may in the future issue new common shares or any other securities convertible or exchangeable into common shares. Any such issue could result in an effective dilution for investors purchasing the securities. Any of these events could have a material adverse effect on the price of the securities. As a result, investors who purchase the securities could lose all or part of their investment in such securities.

Risks Relating to Our Legal and Regulatory Framework

Kazakhstan law prohibits or restricts the ability of legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, to own our common shares or exercise voting rights in respect of the ADSs.

Under Kazakhstan law, legal entities registered in certain jurisdictions, including Andorra, the British Virgin Islands, Liechtenstein, Liberia, the Marshall Islands, Panama or certain U.S. territories and states, including Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico (the “Offshore Jurisdictions”), are not permitted to directly or indirectly own, use or dispose of voting shares of a Kazakhstan bank, such as Kaspi Bank. Accordingly, an entity registered in an Offshore Jurisdiction that holds ADSs or whose direct or indirect shareholders or participants are registered in an Offshore Jurisdiction will not be able to surrender such ADSs and withdraw our common shares and will not be able to hold or dispose of our common shares. Further, under Kazakhstan law, such entities will not be entitled to exercise any voting rights in respect of such ADSs through the depositary (or otherwise) at general shareholders’ meetings due to the rule that requires the voting shareholder to confirm that neither it nor any of its direct or indirect shareholders or participants is registered under the laws of an Offshore Jurisdiction. Although there have not been any cases when such entities were prohibited from holding ADSs or from exercising or benefitting from any rights (excluding voting rights) attached thereto (including rights to receive dividends and pre-emption rights), there can be no guarantee that the ARDFM, the NBK or any other relevant authority (such as a Kazakhstan court) will not take a different view as a result of an alternative interpretation of Kazakhstan law.

Disclosure requirements and voting procedures under Kazakhstan law may restrict voting rights.

Under the deposit agreement, if we request the depositary to solicit voting instructions from ADS holders (and we are not required to do so), the depositary will endeavor, insofar as practical and lawful, to exercise voting rights in respect of our common shares in accordance with the instructions of an ADS holder, but only to the extent that the ADS holder provides the identity and other specified information with respect to the beneficial owner of the ADSs and represents that the beneficial owner (i) is not and does not have a direct or indirect shareholder or participant that is a legal entity registered in an Offshore Jurisdiction; (ii) based solely on the number of outstanding shares as disclosed by us in the meeting notice, would not be a Major Participant or Bank Holding that has not received approval from the relevant authorities in Kazakhstan in relation to the exercise of its voting rights and (iii) has received any other required approval from the relevant authorities in Kazakhstan in relation to the exercise of its voting rights. ADS holders that cannot provide that identity information or make those representations with respect to the beneficial owner of ADSs will be unable to exercise voting rights with respect to the common shares those ADSs represent.

Even if an ADS holder satisfies the conditions described in the preceding paragraph to give voting instructions, the depositary may be unable to vote the relevant common shares if we determine that the exercise of those voting rights would not be in accordance with Kazakhstan law or our charter. For example, under Kazakhstan law, the determination whether a shareholder has voting power that would make it a Major Participant or a Bank Holding is based on the number of shares with respect to which identity information has been provided, not the number of outstanding shares. Therefore, it is possible, if other shareholders fail to provide identify information, that a shareholder could be treated as a Major Participant or a Bank Holding requiring regulatory approval to exercise voting rights even if it owns less than 10% or 25% of the outstanding shares (see “Regulation—Regulation of Banking Activities—Acquisition of Shares of Kazakhstan Banks—Major Participant status” and “Regulation—Regulation of Banking Activities—Acquisition of Shares of Kazakhstan Banks—Bank Holding status”).

There are other risks associated with voting with respect to ADSs that do not apply to voting of common shares. For example, it takes more time to send meeting notices and voting materials to holders and beneficial owners of ADSs than to give notice to holders of common shares, so it is possible you will not receive notice of a shareholders’ meeting in time to give your voting instructions.

Further, under Kazakhstan law, a resolution of shareholders is not effective without a quorum, which requires shareholders holding 50% or more of the voting shares of a joint stock company or, for a repeated meeting called due to the absence of the 50% quorum, persons holding 40% or more of the voting shares of a joint stock company. The decisions at the general shareholders’ meetings are adopted by a simple majority of the voting shares or, in limited circumstances, by 75% of the voting shares. In order for a share to qualify as voting for the purposes of the voting procedures, a relevant shareholder is required to disclose their identity to the Central Depository. Therefore, a holder of ADSs will not be entitled to exercise any voting rights in respect of such ADSs through the depositary at general shareholders’ meetings unless such holder discloses its identity information to depositary, which will send such information to the Central Depository and if requested by the ARDFM, to the ARDFM. While the established voting procedures should not impact our ability to hold general shareholders’ meetings and adopt decisions, in case of non-disclosure for voting procedures by the principal shareholders, resolutions may be approved by minority shareholders.

Kazakhstan’s legislative and regulatory framework is evolving, which may create an uncertain environment for investment, business activity and our operations.

While a large volume of legislation was enacted several decades ago, the legal framework in Kazakhstan is still evolving in comparison to countries with more established market economies.

The judicial system, judicial officials and other government officials in Kazakhstan may not be fully independent of external social, economic and political forces. For example, there have been instances of improper payments being made to public officials, unrelated to us or our business. Therefore, court decisions can be difficult to predict and administrative decisions have on occasion been inconsistent. Kazakhstan is a civil law-based jurisdiction and, as such, judicial precedents have no binding effect on subsequent decisions.

While Kazakhstan has an established legal framework specifically dedicated to consumer lending, major amendments to the consumer lending regulations or any shifts in existing court practice or the regulator’s interpretation of the laws (including with respect to the pricing of loan products, in particular, any change to the caps on interest rates charged by financial institutions on consumer loan products, which stood at 56% as of September 30, 2023) could have a material adverse effect on our business, financial condition and results of operations.

On July 12, 2023, the President of Kazakhstan signed the Law on Return of Illegally Acquired Assets, which regulates, among others, repatriation of assets located outside of Kazakhstan. The law targets a broad spectrum of individuals and legal entities and regulates unjust enrichment and return of illegally acquired assets by persons that hold a public office or having managerial roles in state or quasi-state entities, or persons that had influence over or connections with persons holding a public office or having managerial roles in state or quasi-state entities, and their affiliates, and that own assets exceeding 13 million Monthly Calculation Indexes (“MCI”). The MCI is set annually and is used for the calculation of benefits and other social payments, as well as the application of penalties, taxes and other payments in accordance with the Kazakhstan legislation. For 2023, the MCI is set at ₸3,450. As the enforcement practice under this new law has yet to develop, there can be no assurance as to what effect such law will have on Kazakhstan businesses and enterprises.

The continued development of Kazakhstan’s regulatory environment may result in the reduced predictability of its regulatory landscape, which may result in inconsistent interpretations due to the lack of court precedents or guidance from the regulators. Any of these factors could be significant and could have a material adverse effect on our business, financial condition and results of operations.

Existing laws and regulations, including tax and banking laws and regulations, could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Any amendment or change in the interpretation of current rules and regulations as well as any adoption of new rules and regulations could require us to alter our business operations or strategy or reduce the profitability of our current business. We believe we have strong track record of compliance with applicable laws and our close working relationships with the Kazakhstan banking regulatory authorities have been professional and productive. However, any material failures by us to comply with applicable laws or regulations could result in the suspension or withdrawal of Kaspi Bank’s banking license, which would have a material adverse effect on our business, financial condition and results of operations. The Kazakhstan regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and the regulatory structure governing Kaspi Bank’s operations is evolving.

We are exposed to the risk of inadvertently violating anti-corruption, anti-bribery, anti-money laundering, sanctions and other similar laws and regulations of Kazakhstan and other jurisdictions, and our current risk management and compliance systems may prove ineffective.

Kazakhstan financial institutions, including Kaspi Bank, are obliged to monitor certain transactions entered into by their clients by conducting due diligence, as set out under the applicable laws, with respect to the clients and the relevant transactions. If it is not possible to conduct such due diligence, the financial institution must prevent the clients from entering into any such transaction. Kazakhstan law requires any suspicious transaction to be reported to an authorized state body immediately, and, in any case, before such suspicious transaction is processed.

We have also implemented measures aimed at preventing our platforms from being used as a vehicle for money laundering, including “know-your-client” policies and the adoption of anti-money laundering and compliance procedures in all of our branches and banking outlets. Our responsibility unit seeks to prevent money laundering and terrorist financing by performing, among other things, the following functions:

•	identifying both transactions subject to financial monitoring and suspicious transactions and reporting such transactions to the authorized state body;

•	developing and improving policies, rules and other internal documents aimed at preventing the laundering of proceeds of crime and the financing of illicit activity (including terrorism);

•	developing risk assessment criteria to assess our customers from a money laundering perspective;

•	implementing anti-money laundering training sessions for our employees and discussing our anti-money laundering procedures with employees;

•

participating in the preparation of a database of information aimed at preventing us from engaging in transactions related to the financing of terrorism, in accordance with a list of terrorists and terrorist organizations provided to us by the relevant authorities; and

•	maintaining an electronic database containing a list of our suspicious customers.

Currently, we comply with our existing policies, rules of internal control and with the requirements of all applicable laws. However, there can be no assurance that attempts to launder money or finance illicit activity through us will not be made or that anti-money laundering measures implemented by us will always be effective. If we were associated with money laundering, even if this is solely due to the failure of our anti-money laundering measures, or if we were unable to comply with all of the relevant laws and internal policies regarding financial assistance or money laundering, we could be subject to significant fines, as well as harm to our reputation, and our business, financial condition and results of operations may be materially adversely affected.

In addition, we comply with applicable U.S., EU and UK economic and trade sanctions, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the Office of Financial Sanctions Implementation of His Majesty’s Treasury and the Foreign, Commonwealth & Development Office of the United Kingdom, the United Nations Security Council and other relevant authorities. Our operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions or engaging in conduct that may create a risk of the imposition of secondary sanctions. We do not currently have contracts or transactions with persons or entities that are targets of U.S. blocking or other applicable sanctions, such as parties included in the Specially Designated Nationals and Blocked Persons List maintained by OFAC, or similar sanctions-related lists of designated persons maintained by EU, UK and other relevant sanctions authorities. However, any failure to timely and accurately screen our contracts and transactions may expose us to secondary sanctions, reputational harm and significant penalties, including civil and criminal fines, and even investigations of alleged violations can be expensive and disruptive. In addition, despite our adoption of sanctions screening procedures and compliance policies, there can be no assurance that through these procedures and policies we will timely and effectively detect all sanctioned business partners or contractual counterparties, including as a result of new sanctions designations, nor achieve full compliance by all of our employees or representatives for which we may be held responsible, and any such failure or violation could have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulation of the Internet, mobile carriers and their partners could negatively affect our business.

Our business is dependent on the continued growth and maintenance of the Internet’s infrastructure, as well as our ability to market products through channels such as email and voice and text messaging. There can be no assurance that the Internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet’s infrastructure is unable to support the demands placed on it, our business may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. The reduction in the growth of or a decline in, broadband and Internet access poses a risk to us.

In addition, Kazakhstan and international government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our products and services or require us to modify our products and services in order to comply with these changes. Laws, rules and regulations governing advertising and e-commerce through Internet communications and mobile carriers and their partners are dynamic, and the extent of future regulation is uncertain. Kazakhstan regulations govern various aspects of our online business, including intellectual property ownership, infringement and misappropriation, including with respect to trade secrets, the distribution of electronic communications, marketing and advertising, data privacy and security, search engines and Internet tracking technologies. Existing or future regulation could hinder growth in or negatively impact the use of the Internet generally, including the viability of Internet e-commerce, which could reduce our revenue, increase our cost of goods and services and expose us to significant liabilities.

We require certain licenses, permits and approvals in the ordinary course of business, and the failure to obtain or retain them in a timely manner may materially adversely affect our operations.

We are required to obtain and maintain a number of statutory and regulatory licenses, permits and approvals in Kazakhstan, generally for carrying out our business, some of which may expire in the ordinary course and for which we would be required to apply to obtain the approval or their renewal. For details of material consents, licenses, permissions, registrations and approvals from various governmental agencies and other statutory or regulatory authorities, see “Regulation.”

The Issuer is a parent entity of a banking group, which primarily comprises Kaspi Bank, an entity regulated under the laws of Kazakhstan. Our operations are subject to strict regulation by governmental and state authorities, particularly the ARDFM and the NBK. A breach of any regulatory guidelines could expose our regulated subsidiaries to potential liability, including the loss of our banking license. If the ARDFM was to suspend or revoke the banking license of Kaspi Bank, this would render us unable to perform our consumer lending, deposit taking and other banking operations (including processing the payments of our customers). See “Regulation.”

Further, the licenses, permits and approvals required and obtained by us are subject to several conditions, and we cannot assure you that we will be able to continue to meet such conditions, which may lead to cancellation, revocation or suspension of the relevant licenses, permits and approvals. If there is any failure by us to comply with the applicable regulations or if the regulations governing our business are amended, we may incur increased compliance costs, be subject to penalties, have our licenses, approvals and permits revoked or suffer a disruption in our operations, any of which may materially adversely affect our business and results of operations. If we do not receive any permission in a timely manner or at all, we may incur increased compliance costs, be subject to penalties and inspections, and suffer disruptions in our operations. Additionally, unfavorable changes in or interpretations of existing laws, or the promulgation of new laws governing our business and operations in Kazakhstan could require us to obtain additional licenses and approvals.

Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Issuer.

Kaspi Bank is one of the core elements of our business. The NBK’s regulations require Kaspi Bank, which has been recognized as a systemically important financial institution with effect from January 1, 2020, to have a minimum total capital adequacy ratio (K2 ratio) of 12.0% and a Tier 1 capital adequacy ratio (K1-2) of 10.5% (including the buffers applicable to Kaspi Bank as a systemically important financial institution), based on Kaspi Bank’s financial statements prepared under IFRS. Kaspi Bank is required to report the respective ratios to the NBK on a monthly basis. As of September 30, 2023, Kaspi Bank’s total capital adequacy ratio was 12.6% and its Tier 1 capital adequacy ratio was 12.2%, which, in each case, exceeded the minimum required by the NBK. Going forward, we plan to maintain Kaspi Bank’s Tier 1 and total capital ratios at levels above these required by NBK, including the buffers applicable to systemically important financial institutions, and to use the additional portion above this threshold for the purposes of distributing dividends to shareholders, subject to applicable law and commercial considerations (including cash requirements and future projects). These capital adequacy requirements may require us to provide capital support to Kaspi Bank or limit the amount of dividends and other distributions that Kaspi Bank may make to the Issuer.

In addition, the Basel Committee on Banking Supervision (the “Basel Committee”) recommends a minimum risk-based capital adequacy ratio of 8.0% and Tier 1 capital adequacy ratio of 6.5%, calculated in accordance with the Basel III International Regulatory Framework for Banks (December 2010, updated in June 2011) (“Basel III”). Kaspi Bank’s total capital adequacy ratio, calculated under Basel III, was 17.4% as of September 30, 2023 and 18.0% as of both December 31, 2022 and 2021, in each case higher than the minimum requirement of 8.0%. Kaspi Bank’s Tier 1 capital adequacy ratio, calculated under Basel III, was 16.7% as of September 30, 2023, 17.0% as of December 31, 2022 and 15.9% as of December 31, 2021, in each case higher than the minimum requirement of 6.5%. Both ratios, the total capital adequacy ratio and the Tier 1 capital adequacy ratio, exceeded the minimum requirements recommended by Basel III. See “Regulation—Regulation of Banking Activities—Capital Adequacy, Liquidity Ratios.”

Since the introduction of the current management in 2006, Kaspi Bank has complied with all applicable capital adequacy requirements. If Kaspi Bank’s capital position was to materially deteriorate, Kaspi Bank’s ability to fund its operations could be negatively impacted. Further, if Kaspi Bank’s capital position was to decline below the minimum levels of capital adequacy as required by statute, its banking license could be suspended or revoked and it could encounter difficulties in continuing to operate its business, which could have a material adverse effect on our business, financial condition and results of operations.

Under Kazakhstan law, we are a “bank holding” company by virtue of our indirect ownership of over 25% of the voting shares of Kaspi Bank. As such, the ARDFM may request us to recapitalize Kaspi Bank in the event of the deterioration of its financial condition, systemic non-compliance with prudential requirements by Kaspi Bank and in some other cases as stipulated by law. Under the Law of the Republic of Kazakhstan No. 2444 “On Banks and Banking Activity in the Republic of Kazakhstan” dated August 31, 1995, as amended (the “Banking Law”), if a bank holding company is unable to provide to our bank subsidiary funding, as required by the ARDFM, the ARDFM may apply certain responsive measures as described in “Regulation—Regulation of Banking Activities—Authority of the ARDFM under the Banking Law—Supervisory Response Measures.”

In 2016, the NBK increased the required risk-weight for unsecured consumer lending from 100% to 150%. In 2019, the NBK changed the calculation of the risk-weight for unsecured consumer loans originating from January 1, 2020 onwards to account for consumers’ aggregate indebtedness (taking into account loans obtained from all banks in Kazakhstan) and their formal payroll. We estimate that with respect to unsecured consumer loans originated from January 1, 2020 onwards, the majority of new loans will be subject to a risk-weight of 150% or below. If the NBK amends the calculation method of risk-weighted assets in the future in a way which is costly to us, we may have to reduce the rate of growth of our loan portfolio or seek to raise additional capital in order to maintain sufficient capital.

If Kaspi Bank requires additional capital in the future, in the event we cannot provide it, there is no guarantee that it will be able to obtain it from third parties. If Kaspi Bank is unable to raise further capital to support its growth or if its capital position otherwise declines, this may have a material adverse effect on our ability to implement our business strategy. Kaspi Bank’s ability to obtain additional capital may be restricted by a number of factors, including Kaspi Bank’s financial condition, results of operations, any necessary government or regulatory approvals, regulatory changes or general market conditions for capital raising activities by financial institutions.

Risks Relating to Kazakhstan

Investing in securities of issuers in emerging markets, such as Kazakhstan, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as Kazakhstan are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economy of Kazakhstan are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly.

The Kazakhstan economy has been adversely affected by the global financial and economic crises in the past and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, past disruptions in the global financial markets have had a severe impact on the liquidity of Kazakhstan entities, the availability of credit and the terms and cost of domestic and external funding for Kazakhstan entities. This could adversely influence customer demand for various services, including those provided by and through us. As has happened in the past, financial events such as significant depreciation of the tenge, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the military conflict between Russia and Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Kazakhstan and adversely affect the Kazakhstan economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments and adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices, could slow or disrupt the Kazakhstan economy and adversely affect our business, financial condition and results of operations. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before investing in the ADSs.

We may be significantly affected by the health of the Kazakhstan markets in which we operate and general macroeconomic conditions.

The success of our business depends, directly and indirectly, on the health of the Kazakhstan markets in which we operate, which are affected in part by general macroeconomic conditions and other factors beyond our control. A number of macroeconomic factors that could adversely affect our business include:

•	slow economic growth or recessionary conditions;

•	any future impact of the COVID-19 pandemic and any actions taken by governmental authorities in response to the pandemic;

•	increased levels of unemployment or slowly growing or declining wages;

•	increased interest rates;

•	weak credit markets;

•	inflationary conditions;

•	volatility and general declines in the stock market; and

•	war, terrorism, political uncertainty, natural disasters, inclement weather, health epidemics or pandemics, acts of God and other events that disrupt markets in which we operate.

Our inability to effectively adapt to economic downturns could have a material adverse effect on our business, financial condition and results of operations.

We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan.

Most of our operations are conducted, and most of our assets are located in Kazakhstan. Kazakhstan became an independent sovereign state in 1991 upon the dissolution of the Soviet Union. Since then, Kazakhstan has experienced meaningful change as it has transformed from a centrally controlled command economy to a market-oriented economy. The transition was initially marked by political uncertainty and tension, a recessionary economy characterized by high inflation, instability of the local currency and rapid changes in the legal environment.

Since 1992, Kazakhstan has actively pursued a program of economic reform designed to establish a free market economy through privatization of government-owned enterprises and deregulation and is more advanced in this respect than some other countries of the former Soviet Union. However, as with any transition economy, there can be no assurance that such reforms will continue or that such reforms will achieve all or any of their intended aims. In addition, the significant size of the shadow economy in Kazakhstan may adversely affect the implementation of reforms and hamper the efficient collection of taxes. The Kazakhstan government has stated that it intends to address these problems by improving the business infrastructure and tax administration and by continuing the privatization process; however, the timing and steps for these reforms remain unclear.

Kazakhstan depends on neighboring states for access to world markets for a number of its major exports, including oil, natural gas, steel, copper, ferroalloys, iron ore, aluminum, coal, lead, zinc and wheat. Thus, Kazakhstan is dependent upon good relations with its neighbors to ensure its ability to export. Should access to these export routes be materially impaired, this could adversely impact the economy of Kazakhstan. Moreover, adverse economic factors in regional markets may negatively impact Kazakhstan’s economy, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Kazakhstan has, from time to time, experienced periods of political unrest, which has, and may have in the future, an adverse effect on our business, financial condition and results of operations. For example, on January 2, 2022, protests triggered by a rise in fuel prices began in the Mangistau region of Kazakhstan and spread to other regions in the country. The protestors demanded a number of social, economic and political reforms. Although the Kazakhstan government took measures to respond to these demands, including by decreasing fuel prices, the protests escalated into significant social unrest in Almaty and southern regions of Kazakhstan. As a result, on January 5, 2022, a state of emergency was declared and restrictions were imposed on communication and transportation of people and vehicles, including railway and airline carriage, and activities of entities in certain locations. The state of emergency was lifted on January 19, 2022 as the situation in all regions of Kazakhstan stabilized, and the functioning of utilities and infrastructure were fully restored and restrictions on communication and transportation were removed. During the January 2022 events, a number of facilities were looted and damaged in Kazakhstan, including our facilities. Although our Super Apps continued to operate, there were significant limitations on Internet access throughout Kazakhstan, which led to disruption of online transactions. Financial institutions limited their operations for the period of the state of emergency. Due to these events, our losses amounted to ₸690 million, which were recognized in our technology and product development expenses for the respective period. In response to the economic implications of the January 2022 events, the Kazakhstan government launched several initiatives. A public fund “Kazakhstan Halkyna,” which was funded from private and public sources, was established to support citizens of Kazakhstan in the fields of healthcare and education and to provide other social support. We contributed ₸10 billion to the fund, which were recognized in our sales and marketing expenses for the respective period.

On February 24, 2022, due to an external geopolitical situation, the NBK set the base rate at 13.5% with a corridor of 1 percentage point. As of October 6, 2023, the NBK’s base rate was set at 16% with a corridor of 1 percentage point. In order to maintain the stability of the financial market and support the attractiveness of tenge deposits, the Kazakhstan government announced a protection program for tenge deposits, under which tenge deposits of individuals have been provided with compensation from the Kazakhstan government’s budget resources generally equal to 10% of savings as of February 23, 2022. There can be no assurance that any further support measures, if adopted, will promote the economic stability of Kazakhstan or will not negatively impact our business, including by reducing the willingness of customers to finance purchases due to higher interest rates. Similarly, the increase has led to a rise in our funding costs, which has adversely impacted profitability in our Fintech segment.

In addition, on June 5, 2022, a referendum on the amendments to the Constitution of Kazakhstan providing for, among others, limitations on the powers of the president-elect, reforming the Constitutional Council and strengthening the role of the local representative authorities was held and the proposed amendments were adopted. In September 2022, President Kassym-Jomart Tokayev proposed holding extraordinary presidential elections, which were held on November 20, 2022 and won by Mr. Tokayev with 81.31% of the votes.

International geopolitical tensions may also impact our business and operations. The Russian invasion of Ukraine has led to disruptions in economic and business activity in Europe and elsewhere, although to date changes in the operating environment caused by the geopolitical situation have had an insignificant and limited impact on our operations. We have limited exposure to Ukraine mostly through our subsidiary, Portmone Group, which represented 0.1% of our total assets as of December 31, 2022 and 0.06% of our net income for the year ended December 31, 2022. Portmone Group continues to operate in the normal course of its business. Our business does not have any exposure to Russia or Russian businesses.

Kazakhstan is heavily dependent upon export trade and commodity prices.

As Kazakhstan produces and exports large quantities of commodity products (primarily oil and gas), its economy is particularly vulnerable to fluctuations in the prices of such commodities on the international markets. While the Kazakhstan government has been promoting economic reform to diversify the economy, the Kazakhstan government’s revenue continues to depend on the prices of export commodities. Weak demand in its export markets and low commodity prices, especially within the oil and gas industry, may adversely affect Kazakhstan’s economy in the future, which may in turn have a material adverse effect on our business, financial condition and results of operations. For example, the decline in world prices for oil and other commodities in 2014 and subsequent devaluation of the tenge against the U.S. dollar in 2015 affected the public finances and resulted in a revision of the budget of the Kazakhstan government. There can be no assurance that oil price volatility in the future will not require revisions of the Kazakhstan budget, which could adversely affect the development of Kazakhstan and, in turn, our business, financial condition and results of operations. An oversupply of oil or other commodities in world markets or a general downturn in the economies of any significant markets for oil or other commodities or a weakening of the U.S. dollar relative to other currencies would also have a material adverse effect on the Kazakhstan economy, which, in turn, could indirectly have a material adverse effect on our business, financial condition and results of operations.

Any force majeure events, including the occurrence of natural disasters or outbreaks of contagious diseases, such as the COVID-19 pandemic, could affect the volume of international business activity and trade, resulting in a decreased demand for oil and other commodities, which may impact the macroeconomic environment globally, including in Kazakhstan. There can be no guarantee that the measures taken by the Kazakhstan government or the governments of other countries in response to any such outbreaks, will not seriously interrupt our operations or those of our merchants and consumers, which could in turn have a material adverse effect on our business, financial condition and results of operations.

We depend on the performance, reliability and security of the telecommunications and Internet infrastructure in Kazakhstan.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in Kazakhstan, where our computer hardware is currently located. Any disruptions in, or failures of, the telecommunications and internet infrastructure in Kazakhstan may adversely affect the quality or availability of our platforms and Super Apps. The failure of telecommunications network operators to provide us with the requisite bandwidth could affect the speed and availability of our platforms and Super Apps.

Moreover, if the security of our domain names is compromised for any reason, we will be unable to use such domain names in our business operations, which in turn could adversely affect our business and brand image. We may fail to implement adequate measures of encryption of data transmitted through the networks of the telecommunications and Internet operators and such operators, or their business partners may misappropriate our data, which could adversely affect our business.

Instability of the Kazakhstan banking sector could adversely affect our business.

The global financial and economic crisis of 2008-2009 significantly affected the Kazakhstan banking system, which continues to remain under stress with banks seeking to deleverage through partial repayments and debt restructurings. A number of distressed asset takeovers and mergers have occurred in the Kazakhstan banking sector. In addition, prior to transferring its powers in respect of issuing and revoking licenses of banks to the ARDFM, the NBK had revoked the licenses of a number of banks of varying size. While, along with the NBK’s and subsequently the ARDFM’s measures to support the liquidity of financial institutions, such restructurings, consolidations and revocation of licenses have contributed to the general stability of the Kazakhstan banking industry, the sector continues to operate in a challenging environment where further defaults or debt restructurings may occur.

A failure or default of any financial institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could prevent us from raising new or additional funds in the capital markets and could also significantly reduce depositors’ confidence in the banking industry in general and in us in particular. The commercial soundness of many financial institutions may be interconnected as a result of their credit, trading, clearing or other relationships and, accordingly, such concerns or defaults could also lead to significant liquidity problems, losses or defaults by other institutions. This risk is sometimes referred to as “systemic risk” or “contagion risk” and may adversely affect financial institutions with whom we interact on a daily basis. This could, in turn, have a material adverse effect on our ability to raise new funds and have a material adverse effect on our business, financial condition and results of operations.

The Kazakhstan banking sector has been particularly affected by the lack of availability of international wholesale debt financing and the volatility of deposits. Kazakhstan banks have previously relied heavily on such financing and deposits as a source of funding. The high dependence on capital market funding poses a significant refinancing risk for both individual banks and the banking system as a whole, particularly as wholesale debt financing has become significantly more expensive. In addition, the banking sector in Kazakhstan has been burdened by high levels of non-performing assets and NPLs across the sector. The negative impact of the continuing problems in the banking sector may affect the willingness of foreign investors and banks to consider lending to, or investing in, Kazakhstan banks, which in turn could result in lower liquidity levels and higher borrowing costs in the economy. It is also uncertain what impact the ongoing problems in the sector may have on investors’ perceptions of Kazakhstan. Such problems could have a negative impact on the country’s sovereign credit rating or lead to other adverse developments, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

During periods of instability in the financial markets, the Kazakhstan government and the NBK have historically implemented measures to support the liquidity and solvency of Kazakhstan banks and to increase the availability of credit to businesses, which have been seen as critical for restoring investor confidence and for supporting the economy. However, there can be no assurance that the Kazakhstan government, the ARDFM and the NBK will continue to implement such measures or, even if taken, that such measures will succeed in materially improving the liquidity position and financial condition of the affected financial institutions in the future or that such measures will not be implemented selectively. Continued instability in the Kazakhstan financial sector and reduced investor confidence caused by any factor including the downturn of the global economy or volatility of the financial markets, could materially adversely affect our business, financial condition and results of operations.

Local inflationary pressures have increased the prices of goods and services, which could raise the costs associated with providing our services, diminish our ability to compete or reduce consumer buying power.

Our operations are primarily located in Kazakhstan and a majority of our costs are incurred in Kazakhstan. Since the majority of our expenses are denominated in tenge, inflationary pressures in Kazakhstan are a significant factor affecting our expenses. For a variety of reasons, including geopolitical factors and the COVID-19 pandemic, Kazakhstan is facing heightened inflationary pressure, impacting the cost of doing business (in both supply and labor markets). These inflationary pressures have been and could continue to be exacerbated by geopolitical turmoil and economic policy actions, and the duration of such pressures is uncertain. According to the NBK, annual consumer price inflation for the years ended December 31, 2022, 2021 and 2020 was 20.3%, 8.4% and 7.5%, respectively. A period of sustained inflation, coupled with high interest rates, could lead to market instability, new financial crises, a decrease in loan origination, an increase in borrower defaults, fewer products on our Marketplace Platform, reductions in consumer purchasing power and the erosion of consumer confidence, all of which could have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations could have an adverse impact on our business.

Since the NBK’s adoption of a floating rate exchange policy for the tenge in 1999, the currency has fluctuated significantly, particularly during periods of volatility on the global financial and commodity markets. As of September 30, 2023, the official tenge to U.S. dollar exchange rate reported by the NBK was ₸474.47 per $1, compared to ₸462.65 per $1, ₸431.80 per $1 and ₸420.91 per $1 as of December 31, 2022, 2021 and 2020, respectively.

Our assets, liabilities, share capital and equity are denominated in tenge, and we also declare dividends on our common shares in tenge. As a result, any significant devaluation of the tenge against the U.S. dollar will lead to a decrease in the U.S. dollar equivalents of these amounts. In addition, as of September 30, 2023 and December 31, 2022, 2021 and 2020, 10%, 12%, 17% and 18% of our total financial liabilities, respectively, consisted of borrowings denominated in currencies other than the tenge. While we have a substantially similar amounts of assets in foreign currencies, any significant devaluation of the tenge against the U.S. dollar or other foreign currencies will increase our interest expense. A devaluation of the tenge against the U.S. dollar or other foreign currencies could also result in a further outflow of tenge deposits and increase our actual interest expense on our foreign currency-denominated liabilities. Any of these developments may have a material adverse effect on our business, financial condition and results of operations.

Currency control laws may affect our foreign currency dealings.

The Law of Kazakhstan “On Currency Regulation and Currency Control” dated July 2, 2018, as amended, empowers the Kazakhstan government, by special action and under circumstances when the economic stability of Kazakhstan is threatened, to: introduce a special currency regime that would require the compulsory sale of foreign currency received by Kazakhstan residents; require the placement of a certain portion of funds resulting from currency transactions into a non-interest bearing deposit in an authorized bank or the NBK; restrict the use of accounts in foreign banks; impose deadlines for the return of foreign currency revenue and limits in relation to volumes, amounts and currency of settlements under currency transactions; and require a special permit from the NBK to conduct currency transactions. The Kazakhstan government may also impose other requirements and restrictions on currency transactions when the economic stability of Kazakhstan is threatened. In order for Kazakhstan to remain in compliance with its membership obligations under the charter of the International Monetary Fund, the currency regime cannot restrict residents from repaying foreign currency-denominated obligations. As of the date of this prospectus, the Kazakhstan government has not invoked the statutory provisions set out above. Accordingly, it is unclear how implementation of the currency regime would ultimately impact our business. However, any imposition of restrictions on our foreign currency dealings could have a material adverse effect on our business, financial condition and results of operations.

There are risks of corruption and other business environment weaknesses in Kazakhstan.

As in many other emerging market jurisdictions, the incidence and perception of elevated levels of corruption remains a significant issue in Kazakhstan. Kazakhstan was ranked 101 out of 180 countries in Transparency International’s 2022 Corruption Perceptions Index. Kazakhstan’s score in the 2022 index was 36 (with 1 being the most corrupt score and 100 being the least corrupt), a decrease compared to the ranking of 94 out of 180 in Transparency International’s 2020 Corruption Perceptions Index, where Kazakhstan’s score was 38. Kazakhstan’s business climate and competitive indicators are also negatively affected by the need for reform in investor protection arrangements, the cost of establishing a business, the tax system, resolving insolvency and contract enforcement.

Failure to address continued or perceived corruption and governance failures in the public sector and any future allegations, or perceived risk, of corruption in Kazakhstan could have a material adverse effect upon Kazakhstan’s ability to attract foreign investment, which could, in turn, have a material adverse effect on Kazakhstan’s economy.

We have developed controls to identify and investigate potential corruption and violations of anti-corruption laws and work with law enforcement and anti-corruption agencies to strengthen oversight and controls to avoid instances of bribery or corruption, but there can be no assurance we will not experience instances in which employees are subject to allegations or investigations from time to time. While there are no current material investigations or accusations pending against our senior management, accusations or arrests of employees for corruption, or perception of corruption on the part of our employees, could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulties in obtaining effective redress in court proceedings.

The Kazakhstan judicial system is not immune from economic and political influences. The judicial system is often understaffed and underfunded. Judges are generally inexperienced in corporate law matters. Not all Kazakhstan legislation and court decisions are readily available to the public or organized in an accessible manner. The Kazakhstan judicial system can be slow and court orders are not always enforced or followed by law enforcement agencies. All of these shortcomings may affect our ability or the ability of holders of the ADSs to obtain effective legal redress in Kazakhstan courts. In addition, the press has reported that court claims and government prosecutions are often used to further political aims supported by the courts. We may be subject to such political claims and may not receive a fair hearing. These uncertainties make judicial decisions in Kazakhstan difficult to predict and effective redress uncertain and could have a material adverse effect on our business, financial condition and results of operations.

We cannot ensure the accuracy of official statistics and other data in this prospectus published by Kazakhstan government authorities.

Official statistics and other data published by Kazakhstan government authorities may not be as complete or reliable as those of more developed countries. Official statistics and other data may also be produced on different bases from those used in more developed countries. We have not independently verified such official statistics and other data and any discussion of matters relating to Kazakhstan in this prospectus is, therefore, subject to uncertainty due to questions regarding the completeness or reliability of such information. Specifically, investors should be aware that certain statistical information and other data contained in this prospectus have been extracted from official Kazakhstan government sources and were not prepared in connection with the preparation of this prospectus.

In addition, certain information contained in this prospectus is based on the knowledge and research of our management using information obtained from non-official sources. We have accurately reproduced such information and, so far as we are aware and are able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nevertheless, prospective investors are advised to consider this data with caution. This information has not been independently verified and, therefore, is subject to uncertainties due to questions regarding the completeness or reliability of such information, which was not prepared in connection with the preparation of this prospectus.

Risks Relating to Taxation

If the Issuer were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If the Issuer were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by the Issuer. Based on the current and anticipated profile of our income, assets and operations, we believe that the Issuer was not in 2022, and we do not currently expect the Issuer to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, there can be no assurance that the Issuer will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding the PFIC status of the Issuer in any taxable year. U.S. Holders should consult their own tax advisers about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Kazakhstan’s taxation system is subject to frequent changes.

Kazakhstan’s taxation system is continually evolving and is subject to frequent and, at times, ambiguous changes, which could have an adverse effect on our business, financial condition and results of operations. Additionally, the Code of the Republic of Kazakhstan “On Taxes and Other Obligatory Payments to the Budget” dated December 25, 2017, as amended (the “Tax Code”), and tax provisions of the Constitutional Law of the Republic of Kazakhstan “On Astana International Financial Center” (the “AIFC Law”) have been in force for a short period relative to the tax laws and regulations in more developed market economies and, therefore, risks of tax assessments within its jurisdiction are more probable than in nations with more developed tax systems. Our operations are principally conducted and most of our assets are located in Kazakhstan and, therefore, shortcomings of the Kazakhstan taxation system could have a material adverse effect on our business, financial condition and results of operations. In addition, the adoption of a new Tax Code in 2023 or 2024 is being actively discussed, however, it is not yet known exactly when the new code will be adopted and how such new code could affect our business.

Historically, the system of tax collection in Kazakhstan has been difficult and unpredictable, which resulted in a number of changes to the tax legislation, sometimes on a short notice and with retroactive application, including changes to the provisions that establish the rules of tax administration, tax base determination and tax rate. In addition, the Kazakhstan tax legislation is subject to amendments on a regular basis, which often lead to tax uncertainties and may result in adverse tax implications for our business.

Interpretations of the tax legislation by the tax authorities are not legally binding; however, any inconsistent interpretations may increase the level of uncertainty and, therefore, tax risks, and could potentially lead to the inconsistent enforcement of tax laws and regulations. Official explanations and court decisions are often unclear and contradictory, while tax disputes could result in significant litigation costs for us. For example, clarifications of the tax authorities on particular Tax Code or AIFC Law provisions are not legally binding on either taxpayers or the tax authorities themselves, and may not be taken into account during the settlement of tax disputes. In addition, the tax authorities are not legally required to provide interpretations of the Tax Code or the AIFC Law. Thus, the tax authorities can change their position regarding the application of a particular provision. In addition, judges considering court cases related to the resolution of tax disputes sometimes issue decisions that can be considered arguable. The designation of the Supreme Court and the Astana City Court as the courts of first instance for investment-related disputes in 2016, including tax disputes relating to investments, did not lead to a significant improvement in the quality of tax litigation or substantial positive changes in the resolution of tax disputes.

As a consequence of the complexities around legal interpretations and the taxation mechanisms, the shortcomings of legal techniques, as well as gaps and contradictions that exist in the tax legislation, there are frequently different interpretations of the tax legislation by taxpayers and the tax authorities. During settlements of tax disputes, the tax authorities and courts often issue decisions in favor of the state. Therefore, taxation in Kazakhstan is often unclear or inconsistent, and may result in unexpected tax assessments and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

References to IFRS in the Tax Code could result in adverse tax assessments for our business.

A significant part of the Tax Code contains direct links to IFRS, which makes IFRS an important and considerable factor within the Kazakhstan tax system. Therefore, since IFRS is built on the “substance over form” principle, the application of certain principles and methods of IFRS is a matter of professional judgment, which may result in tax disputes between us and the tax authorities. During tax audits, the tax authorities sometimes interpret IFRS in a way that could differ from the professional judgment of financial reporting specialists or auditors. In addition, the tax authorities issue letters where they give their own interpretation of IFRS, which may fail to take into account all aspects of application of standards.

The complicated nature of the application of IFRS in the Kazakhstan taxation system entails a risk of ambiguous interpretation and practical application of IFRS provisions by taxpayers and the tax authorities, and may, therefore, lead to additional and, potentially, material, tax assessments on us that could have a material adverse effect on our business, financial condition and results of operations.

The ADSs need to be listed on the official list of the AIX or the KASE and there should be certain trading in such securities in order for the holders of ADSs to enjoy the applicable tax exemptions provided under the Tax Code and the AIFC Law.

Under the AIFC Law, until January 1, 2066, dividends paid on securities are exempt from taxation in Kazakhstan, provided that such securities are included on the official list of the AIX at the time the dividends are accrued and the Active Trading Criteria (as defined below) are met. Similarly, capital gains derived from the disposal of securities are exempt from taxation in Kazakhstan, provided that such securities are included into the official list of the AIX on the date of their disposal.

Provisions of the AIFC Law in terms of certain tax benefits are broader than the provisions of the Tax Code. Accordingly, if the ADSs are delisted from the official list of the AIX for any reason, the holders of the ADSs will lose the applicable tax benefits under the AIFC Law and will have to follow the provisions of the applicable Tax Code effective as of the date of the taxable event.

The Tax Code provides relief from withholding tax in respect of capital gains derived by the ADS Holders (other than individuals) from the disposal of the ADSs on a stock exchange operating in

Kazakhstan or a foreign stock exchange under the open trade method if the ADSs are included into the official lists of such stock exchanges on the date of their disposal. The Tax Code provides quite similar relief from withholding tax for the ADS Holders that are individuals, however only in case of disposal on a Kazakhstan stock exchange (i.e., there is no possibility to obtain such relief in case of the disposal of the ADSs on a foreign stock exchange). The Tax Code provides relief from withholding tax in respect of dividends paid to the ADS Holders (both individuals and legal entities) if the ADSs are included into the official list of a stock exchange operating in Kazakhstan on the date when the dividends are accrued.

In addition, since January 1, 2023, under the new amendments to the Tax Code and the AIFC Law, a mere inclusion of securities on the official list of a stock exchange operating in Kazakhstan (including the KASE and the AIX) is not sufficient to benefit from exemption of dividends on such securities from taxes. The dividend tax exemption applies only if there has been certain trading in such securities (the “Active Trading Criteria”). The Active Trading Criteria include the volume of deals with the securities in question being not less than ₸25 million a month and the number of deals with such securities being not less than 50 a month, and the criteria are satisfied only on the basis of executed deals. The KASE and the AIX are required to publish on their websites information on securities satisfying these criteria quarterly.

However, the current legislation of Kazakhstan and the AIFC Law do not specify the period within the relevant tax year during which the Active Trading Criteria must be met, and there are yet no clarification by the tax authorities or established practice on this matter. Payers of dividends may, therefore, decide that only the last month preceding the accrual of dividends must be considered for exemption purposes. However, there can be no assurance that the tax authorities would not require that the Active Trading Criteria must be met each month within the same tax year or, for example, that average figures for all such months must be calculated and used for this purpose. Therefore, there can be no assurance that the Active Trading Criteria will be met for the ADSs on the AIX when dividends are accrued and that no withholding tax will apply to dividends that may be paid on our common shares underlying the ADSs.

See “Material Tax Considerations—Material Kazakhstan Tax Considerations” for more details on the tax treatment of capital gains and dividends under the Tax Code and the AIFC Law.

Risks Relating to Our Organizational Structure

We will continue to be controlled by our current principal shareholders, which will limit your ability to influence corporate matters and could otherwise impact our business and reputation.

Following this offering, the Selling Shareholders will together beneficially own          % of our outstanding share capital. Accordingly, the Selling Shareholders have significant influence over our strategy, management, policies and affairs and over all matters requiring shareholder approval, including the election of members of our board of directors, amendment of our charter, issuance of additional common shares and approval of certain actions requiring the approval of a majority of our shareholders, such as dividends and significant corporate transactions. While we believe that such influence has been, and will continue to be, important in the development, pursuit and implementation of our strategy, management, policies and affairs, there can be no assurance that the interests or views of the Selling Shareholders in relation to the development of our business will coincide with those of other shareholders and ADS holders. Since the Selling Shareholders will collectively continue to own a majority of our common shares following the offering, this will give them control, if they were to act jointly, over us and the ability of ADS holders to influence our conduct will be limited. Potential conflicts may arise if the Selling Shareholders choose not to approve matters which would otherwise be in the interests of the remaining shareholders. Any divergence of interests of the Selling Shareholders and ADS holders may adversely affect the market price of the ADSs.

Furthermore, from time to time, the press and other non-traditional media may report on or speculate about a wide variety of matters relating to us, including the Selling Shareholders and their respective businesses, investments or affiliated persons. In addition, the Selling Shareholders or their investments in our or other businesses, which are extensive and varied, may have been from time to time, and may in the future be, subject to legal claims, accusations, proceedings or investigations, which may generate adverse press coverage with respect to our business, even if we are not directly involved in such matter. As a result, any reports in the media and other public statements regarding the activities of the Selling Shareholders, irrespective of whether such statements have any basis in fact, could have a material adverse effect on our reputation, which could have an impact on our business, financial condition and results of operations.

The rights of our shareholders are governed by Kazakhstan law, and our charter differs in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our charter and by the laws governing joint-stock companies incorporated in Kazakhstan. The rights of our shareholders and the responsibilities of members of our board of directors under Kazakhstan law and our charter are different than under the laws of some U.S. states. For example, the existing holders of common shares in Kazakhstan joint-stock companies generally have a pre-emptive right to acquire newly placed common shares (including newly issued shares or shares previously repurchased by a joint-stock company) or other securities convertible into common shares. Our board of directors has the right to approve the placement of our common shares without the pre-emptive rights procedure if, for example, the common shares are provided to our employees as an incentive award.

In addition, our charter includes other provisions that differ from provisions typically included in the governing documents of most companies organized in the United States. For example, extraordinary general meetings of shareholders may be convened by either our board of directors or any shareholder or group of shareholders representing not less than 10% of our common shares.

As a result of these and other differences, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

The Issuer is a holding company and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, the Issuer’s principal source of cash flow is, and will continue to be, distributions from our key operating subsidiaries, Kaspi Bank, Kaspi Pay, Kaspi Travel, Kaspi Shop, Kaspi Office and Magnum E-commerce Kazakhstan. Therefore, our ability to fund and conduct our business and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities and have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise, and their ability to distribute cash to us may also be subject to, among other things, availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions, including capital adequacy requirements applicable to Kaspi Bank. See “—Risks Relating to Our Legal and Regulatory Framework—Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Issuer.” Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our key operating subsidiaries generate profits in tenge and any dividends paid to holders of the ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the tenge against the U.S. dollar and other currencies may have a material adverse effect on the dividend amounts received by holders of the ADSs. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business and pay dividends, if any, could be adversely affected.

Risks Relating to the Offering and Ownership of the ADSs

As a holder of the ADSs, you may not be able to exercise pre-emptive rights in relation to future issuances of common shares.

To raise funding in the future, we may grant our shareholders rights to purchase additional common shares. Rights of that kind may not be made available to ADS holders. Under the deposit agreement, we are not required to make rights of that kind available to ADS holders. Further, we are not allowed to make rights of that kind available to holders in the United States unless we register the rights and the common shares to which the rights relate under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. We are not required to register additional common shares for sale in the Unites States, and an exemption from the registration requirement may not be available. In cases where the pre-emptive rights are made available to ADS holders, you will not be able to exercise the pre-emptive rights directly (but only by instructing the depositary as the registered holder of our common shares) as only holders of our common shares and not of the ADSs have such rights in Kazakhstan.

There is no assurance that we will elect to make the pre-emptive rights offering available to ADS holders, or in the case of U.S. holders, that an exemption from the registration requirements of the Securities Act would be available to enable such U.S. holders to exercise such pre-emptive rights and, if such exemption were available, that we would take the steps necessary to enable U.S. holders of the ADSs to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of common shares, and, as a result, your percentage ownership interest in us would be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

As we are a “foreign private issuer” within the meaning of the SEC rules, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies and are permitted to follow certain home country corporate governance practices rather than those of Nasdaq, and ADS holders may not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

In addition, as a foreign private issuer, we have the option to follow certain Kazakhstan corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. For example, the Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirement. As long as we rely on the foreign private issuer exemption to this Nasdaq corporate governance standard, a majority of the directors on our board of directors are not required to be independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

Accordingly, ADS holders may not have the same protection afforded to shareholders of companies that are subject to all of the provisions of the Exchange Act that are applicable to U.S. domestic public companies and all of the corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30,                 . If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1,                 , which are more detailed and extensive than the forms available to a foreign private issuer, including the need to file quarterly reports on abbreviated timelines. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

The ADSs will trade on more than one market and this may result in increased volatility and price variations between such markets.

The ADSs are intended to trade on Nasdaq, the LSE, the KASE and the AIX. Trading in the ADSs on these markets will occur at different times (due to different time zones, trading days and public holidays in the United States, United Kingdom and Kazakhstan). The trading prices of the ADSs on these markets may differ due to these and other factors. In addition, trading of the ADSs on the LSE, the KASE and the AIX could adversely and significantly impact the price of ADSs traded on Nasdaq. Any decrease in the trading price of the ADSs on one of these markets could cause a decrease in the trading price of the ADSs on the other market. Additionally, while ADSs traded on Nasdaq will be settled through DTC and DTC will be the primary place of issuance of ADSs, ADSs traded on the LSE will be settled through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, and those traded on the KASE and the AIX will be settled through local clearing systems. Each of those clearing systems has established a link to DTC for the purposes of facilitating settlement with DTC. Any cross-market transfers of ADSs between direct participants in DTC, on the one hand, and participants in such other clearing systems, on the other hand, will require delivery of instructions to such local clearing systems by the participant in such system in accordance with the applicable rules and procedures and within the established deadlines of such system. As such, additional time may be required to conduct cross-market transfers and there is no certainty as to when ADSs acquired in a different market will be available for trading or settlement.

There is no existing market for the ADSs in the United States, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for the ADSs. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop or is not sustained, you may have difficulty selling the ADSs that you purchase, and the value of such ADSs might be materially impaired. The initial public offering price for the ADSs has been determined by negotiations between us and the representatives of the several underwriters and may not be indicative of prices that will prevail in the open market following this offering, including on Nasdaq. Consequently, you may not be able to sell your ADSs at prices equal to or greater than the price you paid in this offering.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

After the completion of this offering, as a public company, we will be subject to the Sarbanes-Oxley Act. Sections 404(a) and 404(b) of the Sarbanes-Oxley Act require that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, and obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

We expect our first assessment under Section 404(a) of the Sarbanes-Oxley Act will take place for our annual report for the fiscal year ending December 31,                 . As discussed below in “—We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to establish and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations may be adversely affected,” we identified material weaknesses in the course of preparing our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022. The continued presence of these or other material weaknesses in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports and delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports, and this may have a material adverse effect on the market price of the ADSs. We might also identify one or more material weaknesses or significant deficiencies in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act in the future and therefore be unable to conclude that our internal control over financial reporting is effective in connection with the management’s assessment under Section 404(a). In order to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent registered public accounting firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our results of operations, the price of the ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to establish and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations may be adversely affected.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the preparation of our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting. These material weaknesses in our internal control over financial reporting relate to inadequate review and validation of models used in determining the allowance for impairment loss and controls relating to the classification of investment securities and derivatives in the fair value hierarchy required by IFRS, in particular the application of the definition of “active market” in assessing the classification of non-derivative financial assets at fair value through other comprehensive income. We have also not yet fully implemented all components of the Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), including elements of the risk assessment, control activities and monitoring activities components, in respect of identification of risks and deficiencies in internal controls, as well as analysis, evaluation and communication of such deficiencies, which has led to design deficiencies that we have identified as material weaknesses in our internal control over financial reporting. We believe that these material weaknesses were caused by the absence of qualified personnel with the skills to evaluate the appropriateness of our models used in determining the allowance for impairment loss and appropriate segregation of duties in the validation of such models, inadequate policies for determining whether the market in which investment securities and derivatives were traded is considered active, and a need to improve our internal controls required by the COSO framework. SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To address our material weaknesses, we have developed and begun the implementation of a remediation plan that includes the engagement of a professional employee in an independent unit with the appropriate background in risk management and skills for model design and validation, and an update of our policies regarding whether the market in which financial instruments were traded is considered active and, therefore, the proper classification of financial instruments within the fair value hierarchy, each of which was implemented in the third quarter of 2023. We also expect to implement within the next twelve months new processes and procedures relating to the risk assessment, control activities and monitoring components to improve our internal controls required by the COSO framework. In order to do so, we have engaged a third-party advisor to assist us in implementation of

Sarbanes-Oxley risk controls, which is a project that is ongoing. Until these steps have been completed, we will not be able to fully remediate these material weaknesses.

There can be no assurance, however, that the measures we have taken to date, and actions we may take in the future, will be sufficient to fully implement all components of the COSO framework and to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting, or prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. If we fail to remediate our current or future material weaknesses or to meet the demands that will be placed upon us as a public company listed in the United States, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, and this may have a material adverse effect on the market price of the ADSs, which may be suspended or delisted from Nasdaq, and our business, financial condition and results of operations may be adversely affected. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to a broader scope of laws, regulations and standards, including the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, and therefore, potentially subject to a broader scope of fines and penalties under U.S. securities laws. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, financial condition and results of operations could be materially adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition and results of operations could be materially affected.

We may elect not to pay dividends in the future.

To the extent that we declare and pay dividends on our common shares, holders of the ADSs on the relevant record date will be entitled to receive dividends payable in respect of our common shares underlying the ADSs, subject to the terms of the deposit agreement. We intend to pay dividends annually in the amount of at least 50% of net income, calculated under IFRS (see “Dividend Policy”). Any payment of dividends on common shares based on quarterly or half-year results is made pursuant to the decision of the general meeting of shareholders. Any decision on the payment of dividends on common shares based on full-year results shall be adopted by the annual general meeting of shareholders. Any future determination regarding the declaration and payment of dividends, if any, will, therefore, be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which it receives distributions from our subsidiaries.

The price of the ADSs might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of the ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such shares. The trading price of the ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;

•	fluctuations in our actual or projected results of operations;

•	changes in our projected earnings or failure to meet securities’ analysts’ earnings expectations;

•	unfavorable analyst coverage;

•	changes in trading volumes of the ADSs;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	sale of the ADSs by us, our principal shareholders or members of our management;

•	general economic conditions;

•	the impact of political and international geopolitical events;

•	the activities of our competitors, suppliers and business partners;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to our business and industry in general;

•	changes in interest rates;

•	availability of capital; and

•	changes in the statutory framework applicable to our business.

These and other factors might cause the market price of the ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Furthermore, investors in the secondary market may view our business more critically than investors in this offering, which could adversely affect the market price of the ADSs in the secondary market. Prices for technology companies have traditionally been more volatile compared to share prices for companies from other industries.

Accordingly, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies in periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and our business, financial condition and results of operations could be materially adversely affected.

Future sales of the ADSs or issuance of additional common shares, or the perception in the public markets that these sales or issuances may occur, may depress our stock price.

Sales of substantial amounts of the ADSs or issuance of additional common shares in the public market after this offering, or the perception that these sales or issuances could occur, could adversely affect the price of the ADSs and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                  common shares outstanding. All of the common shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling common shares and ADSs after this offering. The ADSs offered in the offering will be freely tradable without restriction under the Securities Act, except for any of the ADSs that may be held or acquired by our directors, executive officers, major shareholders and other affiliates, as that term is defined in the Securities Act, which will be subject to restrictions on resale under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, the Selling Shareholders, our executive officers and members of our board of directors have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. See “Underwriting.”

In the future, we may also issue additional common shares, ADSs or debt securities with conversion rights if we need to raise capital in connection with a capital raise or acquisition. The number of common shares issued in connection with a capital raise or acquisition could constitute a material portion of the then-outstanding common shares. An issuance of additional common shares, ADSs or debt securities with conversion rights could potentially reduce the market price of the ADSs. In addition, if we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs (see “—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all”).

If securities or industry analysts publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited research coverage by securities and industry analysts. If one or more of the analysts who covers us downgrades our stock, the price of the ADSs will likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

You may be subject to limitations on the transfer of your ADSs and withdrawal of our common shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason. In addition, ADS holders may not be able to cancel their ADSs and withdraw common shares when they owe money for fees, taxes and similar charges or if the depositary has temporarily closed its books for cancellation of ADSs, which is it permitted to do in certain circumstances as provided in the deposit agreement.

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this prospectus outside the United States, or to assert U.S. securities law claims outside of the United States.

We are incorporated in Kazakhstan and conduct substantially all of our operations in Kazakhstan. All of our executive officers and members of our board of directors reside outside the United States. Substantially all of our assets and the assets of our executive officers and members of our board of directors are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States (see “Enforcement of Civil Liabilities”). Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the Kazakhstan courts would recognize and enforce judgments of the U.S. courts obtained against us, the Selling Shareholders or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Kazakhstan courts against us, the Selling Shareholders or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and Kazakhstan providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. While Kazakhstan law provides for enforcement of foreign court awards on the basis of reciprocity, there is no guidance or practice on this matter, and it is currently uncertain whether Kazakhstan courts will enforce decisions from foreign courts on such basis. The procedures applied by the relevant Kazakhstan officials may not be entirely consistent with the procedural legislation or court rules. This could delay enforcement procedures in Kazakhstan, particularly if enforcement is sought to be made in courts outside the principal commercial centers such as Almaty and Astana. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. In addition, there are doubts as to whether a Kazakhstan court would impose civil liability on us, our directors and officers in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Kazakhstan against us or such directors and officers, respectively.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our common shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners and holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a holder of ADSs, you may not receive distributions on our common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. However, it may be unlawful or impractical to make a distribution other than cash available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that, as a holder of ADSs, you may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should read the discussion and analysis of our financial condition and results of operations under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms;

•	our ability to maintain and improve the network effects of our Super App business model;

•	our ability to improve or maintain technology infrastructure;

•	our ability to successfully execute the new business model and reach profitability of the e-Grocery operations;

•	our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners;

•	our ability to effectively manage the growth of our business and operations;

•	developments affecting the financial services industry;

•	our brand or trusted status of our platforms and Super Apps;

•	our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture;

•	our ability to keep pace with rapid technological developments to provide innovative services;

•	our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities;

•	changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies;

•	our ability to compete successfully against existing or new competitors;

•	our ability to integrate acquisitions, strategic alliances and investments;

•	our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights;

•	evolving nature of Kazakhstan’s legislative and regulatory framework;

•	our ability to obtain or retain certain licenses, permits and approvals in a timely manner;

•	the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters;

•	differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws;

•

our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any;

•	lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;”

•	the lack of a public market in the United States for the ADSs and the potential that one may not develop; and

•	risks related to other factors discussed under “Risk Factors” in this prospectus.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors.”

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

The Selling Shareholders are selling all of the ADSs being sold in this offering. Accordingly, we will not receive any proceeds from the sale of ADSs in this offering. We will bear all costs, fees and expenses in connection with this offering, other than underwriting discounts and commissions, which will be borne by the Selling Shareholders. See “Underwriting.”

DIVIDEND POLICY

We have historically paid dividends. We paid ₸2,100 ($4.43), ₸1,100 ($2.32), ₸1,771 ($3.73) and ₸914 ($1.93) per common share in the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, respectively. On November 20, 2023, we paid a quarterly dividend of ₸850 ($1.79) per common share to shareholders of record as of November 17, 2023.

We intend to pay dividends annually of at least 50% of net income calculated under IFRS. However, we may decide to declare and pay a lower amount of dividends, or to not pay dividends at all, due to a number of factors, including the need to finance new business initiatives, pursue additional market opportunities and make capital expenditures.

Under our charter, dividends are declared and paid in accordance with our charter and the resolution of our general meeting of shareholders. The dividends are paid from our net profit, determined on the basis of audited or reviewed financial statements for the respective period. The declaration and payment of dividends requires the approval of our general meeting of shareholders.

Any decision to declare and pay dividends is subject to relevant restrictions set out in any applicable laws, such as the prohibition on payment of dividends for companies with negative equity capital, companies which are insolvent, or companies whose equity capital would become negative or which would become insolvent as a result of paying dividends.

Our ability to pay dividends depends significantly on the extent to which we receive distributions from our subsidiaries, including Kaspi Bank. Kaspi Bank’s capital adequacy level may decrease organically with the growth of the business, or as a result of deterioration of the loan portfolio and profitability or the payment of dividends. Under Kazakhstan law, if a bank has an insufficient capital conservation buffer, it will be partially or fully prohibited from declaring or paying dividends. While historically Kaspi Bank has maintained its capital conservation buffer at a level that enables it to pay dividends, any deterioration in Kaspi Bank’s capital position could in turn affect our capacity to make distributions to its shareholders. See “Risk Factors—Risks relating to Our Legal and Regulatory Framework—Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Issuer” and “Risk Factors—Risks relating to the Offering and Ownership of the ADSs—We may elect not to pay dividends in the future.”

Any payment of dividends on common shares based on quarterly or half-year results is made pursuant to the decision of the general meeting of shareholders. Any decision on the payment of dividends on common shares based on full-year results shall be adopted by the annual general meeting of shareholders. Any future determination regarding the declaration and payment of dividends, if any, will, therefore, be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant.

If we declare dividends on our common shares, the depositary will pay you the cash dividend and other distributions it receives on our common shares after deducting its fees and expenses and any taxes or other governmental charges. For a description of the legal and regulatory framework and the provisions of our charter related to the declaration and payment of dividends, see “Description of Share Capital and Charter—Dividends.”

For a description of the taxation of dividends paid by us, if any, in respect of the ADSs, see “Material Tax Considerations—Material Kazakhstan Tax Considerations—Taxation of Dividends under the AIFC Law and the Tax Code” and “Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Distributions with respect to the ADSs.”

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2023. Investors should read this table in conjunction with our consolidated financial statements included in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(in ₸ million)	As of September 30, 2023
Liabilities
Due to banks	5,011
Customer accounts	4,821,439
Debt securities issued	97,104
Subordinated debt	60,783
Other liabilities	85,492

Total liabilities	5,069,829

Equity
Issued capital	130,144
Treasury shares	(136,532)
Additional paid-in capital	506
Revaluation reserve of financial assets and other reserves	8,786
Share-based compensation reserve	25,602
Retained earnings	970,989

Total equity attributable to shareholders of the Company	999,495
Non-controlling interests	9,951

Total equity	1,009,446

Total capitalization	6,079,275

DILUTION

If you invest in the ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per share of our currently outstanding common shares (translated into U.S. dollars at ₸                 per U.S. dollar). Net tangible book value dilution per share to new investors means that the offering price per ADS exceeds the book value per share attributable to the currently outstanding common shares, including common shares represented by ADSs, Regulation S GDRs and Rule 144A GDRs, held by existing stockholders.

Our net tangible book value per common share was ₸                 or $                per share, or ₸                 or $                 per ADS as of September 30, 2023. Net tangible book value per common share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of common shares outstanding on September 30, 2023.

We will not receive any proceeds from the sale of the ADSs offered by the Selling Shareholders in this offering. Consequently, this offering will not result in any change to our net tangible book value per share, prior to giving effect to the payment of estimated fees and expenses in connection with this offering. Purchasing ADSs in this offering will result in net tangible book value dilution to new investors of ₸                 $                 per share, or ₸                 or $                 per ADS. The following table illustrates this dilution per ADS to new investors:

Per ADS
Initial public offering price	₸	$
Net tangible book value as of September 30, 2023	₸	$
Dilution in net tangible book value to new investors	₸	$

The following table sets forth, as of September 30, 2023, the total number of our common shares, including common shares represented by ADSs, Regulation S GDRs and Rule 144A GDRs, owned by existing shareholders and to be owned by new investors, the total consideration paid and the average price per ADS, Regulation S GDR, Rule 144A GDR and common share paid by our existing stockholders (without giving effect to any dividends paid to the existing shareholders from time to time) and to be paid by new investors purchasing ADSs in this offering. The calculation below is based on the initial public offering price of $                 per ADS, which is the closing price of Regulation S GDRs on the LSE on                     , 2024 and excludes underwriting discounts and commissions and the estimated offering expenses payable by us.

	Number Purchased(1)			Total Consideration(1)			Average Price(1)
	Number	Percent		Amount ($ in millions)	Percent
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%			100%

(1)	Represents purchases of common shares, including common shares represented by Regulation S GDRs, Rule 144A GDRs and ADSs.

In addition, we may choose to raise capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and as of the dates indicated, our selected consolidated financial and operating data. The consolidated statements of profit or loss and selected consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 and the consolidated statements of financial position as of December 31, 2022 and 2021 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of profit or loss for the three and nine months ended September 30, 2023 and 2022, selected consolidated statements of cash flows for the nine months ended September 30, 2023 and 2022 and the consolidated statement of financial position as of September 30, 2023 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 using the same accounting principles and on the same basis as the year-end financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year, and our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statements of Profit or Loss

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million, except as indicated)			(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)
Revenue:
Net fee revenue	284,999	467,493	679,782	1,433	457,276	682,287	1,438	182,603	266,833	562
Interest revenue	322,913	422,075	574,426	1,211	407,973	602,604	1,270	152,454	217,166	458
Retail revenue	—	—	—	—	—	37,133	78		16,027	34
Other (losses)/gains	(5,043)	(4,746)	16,384	35	12,443	20,673	44	2,472	8,410	18

Total revenue	602,869	884,822	1,270,592	2,678	877,692	1,342,697	2,830	337,529	508,436	1,072

Costs and operating expenses:
Interest expenses	(139,002)	(171,491)	(278,676)	(587)	(190,519)	(344,431)	(726)	(75,176)	(123,957)	(261)
Transaction expenses	(14,074)	(16,542)	(22,188)	(47)	(16,200)	(20,078)	(42)	(5,568)	(7,238)	(15)
Cost of goods and services	(46,237)	(56,829)	(82,747)	(174)	(57,097)	(108,085)	(228)	(21,340)	(40,749)	(86)

Technology and product development	(30,818)	(44,388)	(60,807)	(128)	(41,664)	(60,079)	(127)	(15,056)	(22,138)	(47)
Sales and marketing	(7,191)	(8,702)	(25,618)	(54)	(19,390)	(13,802)	(29)	(4,034)	(5,073)	(11)

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million, except as indicated)			(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)
General and administrative expenses	(20,101)	(23,685)	(24,772)	(52)	(16,604)	(18,194)	(38)	(5,520)	(6,515)	(14)

Provision expenses	(27,622)	(34,383)	(55,210)	(116)	(46,413)	(57,165)	(120)	(9,278)	(23,203)	(49)

Total costs and operating expenses	(285,045)	(356,020)	(550,018)	(1,159)	(387,887)	(621,834)	(1,311)	(135,972)	(228,873)	(482)

Net income before tax	317,824	528,802	720,574	1,519	489,805	720,863	1,519	201,557	279,563	589

Income tax	(54,476)	(93,588)	(131,730)	(278)	(89,210)	(120,086)	(253)	(35,271)	(47,071)	(99)

Net income	263,348	435,214	588,844	1,241	400,595	600,777	1,266	166,286	232,492	490

Attributable to:
Shareholders of the Company	260,964	431,914	585,026	1,233	397,882	597,073	1,258	165,243	231,156	487
Non-controlling interests	2,384	3,300	3,818	8	2,713	3,704	8	1,043	1,336	3

Earnings per share:
Basic, ₸/$	1,361	2,247	3,051	6	2,072	3,143	7	860	1,218	3
Diluted, ₸/$	1,347	2,222	3,016	6	2,054	3,116	7	852	1,207	3

Consolidated Statements of Financial Position

	As of December 31,			As of September 30,
	2021	2022	2022	2023	2023
	(in ₸ million)		(in $ million)	(in ₸ million)	(in $ million)
Assets:
Cash and cash equivalents	342,101	615,360	1,297	528,515	1,114
Mandatory cash balances with the National Bank of the Republic of Kazakhstan	32,734	42,917	90	46,931	99
Due from banks	50,903	25,668	54	29,589	62
Investment securities and derivatives	607,417	1,076,272	2,268	1,424,422	3,002
Loans to customers	2,430,737	3,154,810	6,649	3,789,852	7,988
Property, equipment and intangible assets	85,101	131,840	278	151,913	320
Other assets	58,931	74,780	158	108,053	228

Total assets	3,607,924	5,121,647	10,794	6,079,275	12,813

Liabilities:
Due to banks	76,492	16,432	35	5,011	11
Customer accounts	2,763,043	4,000,690	8,432	4,821,439	10,162
Debt securities issued	139,711	140,378	296	97,104	205
Subordinated debt	67,665	67,608	142	60,783	128
Other liabilities	56,318	70,850	149	85,492	180

Total liabilities	3,103,229	4,295,958	9,054	5,069,829	10,685

Equity:
Issued capital	130,144	130,144	274	130,144	274
Treasury shares	(32,614)	(94,058)	(198)	(136,532)	(288)
Additional paid-in capital	506	506	1	506	1
Revaluation (deficit)/reserve of financial assets and other reserves	2,597	(9,201)	(19)	8,786	19
Share-based compensation reserve	21,242	29,274	62	25,602	54
Retained earnings	377,852	762,500	1,607	970,989	2,046

Total equity attributable to shareholders of the Issuer	499,727	819,165	1,726	999,495	2,107
Non-controlling interests	4,968	6,524	14	9,951	21

Total equity	504,695	825,689	1,740	1,009,446	2,128

Total liabilities and equity	3,607,924	5,121,647	10,794	6,079,275	12,813

Selected Consolidated Statements of Cash Flows

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)
Net cash inflow from operating activities	617,729	70,351	1,020,984	2,152	605,707	670,062	1,412
Net cash (outflow)/inflow from investing activities	(364,711)	289,748	(487,161)	(1,027)	(318,344)	(273,176)	(576)
Net cash outflow from financing activities	(177,493)	(352,580)	(275,911)	(582)	(133,834)	(493,410)	(1,040)

Net increase/(decrease) in cash and cash equivalents	91,269	11,693	273,259	576	175,562	(86,845)	(183)

Cash and cash equivalents, beginning of period	239,140	330,409	342,101	721	342,101	615,360	1,297

Cash and cash equivalents, end of period	330,409	342,101	615,360	1,297	517,663	528,515	1,114

Other Selected Financial Data

	As of or for the year ended December 31,				As of or for the nine months ended September 30,			As of or for the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million, except as indicated)			(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)
Results of Operations—Segments:
Payments segment revenue	120,923	217,085	333,343	703	228,223	339,014	715	88,479	124,873	263
Marketplace segment revenue	65,977	153,604	239,609	505	148,922	283,566	598	67,868	125,250	264
Fintech segment revenue	454,537	566,114	745,023	1,570	534,929	747,992	1,576	192,396	267,798	564
Payments net income	60,554	126,653	199,489	420	136,715	219,531	463	55,753	81,939	173
Marketplace net income	38,587	99,716	152,248	321	93,114	160,474	338	44,935	73,862	156
Fintech net income	164,207	208,845	237,107	500	170,766	220,772	465	65,598	76,691	162
Asset Quality:
NPLs as a percentage of loan portfolio(1)	7.9%	4.7%	6.3%	—	5.9%	5.7%	—	5.9%	5.7%	—
Provision for impairment of loans as a percentage of NPLs	101%	118%	101%	—	100%	99%	—	100%	99%	—
Basel III Capital Adequacy (Kaspi Bank):
Risk-weighted assets, ₸/$ billion	1,595	2,468	3,243	7	2,963	3,923	8	2,963	3,923	8
Tier 1 capital adequacy ratio(2)	15.9%	15.9%	17.0%	—	16.4%	16.7%	—	16.4%	16.7%	—
Total capital adequacy ratio(3)	20.4%	18.0%	18.0%	—	17.4%	17.4%	—	17.4%	17.4%	—

	As of or for the year ended December 31,				As of or for the nine months ended September 30,			As of or for the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million, except as indicated)			(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)	(in ₸ million, except as indicated)		(in $ million, except as indicated)
NBK Capital Adequacy (Kaspi Bank):
Risk-weighted assets, ₸/$ billion	2,149	3,367	4,369	9	3,977	5,378	11	3,977	5,378	11
Tier 1 capital adequacy ratio (k1.2)(4)	11.3%	11.5%	12.2%	—	11.7%	12.2%	—	11.7%	12.2%	—
Total capital adequacy ratio (k.2)(5)	14.3%	12.9%	13.1%	—	12.6%	12.6%	—	12.6%	12.6%	—
Other Measures:
Net loan to deposit ratio(6)	65%	88%	79%	—	83%	79%	—	83%	79%	—
Non-IFRS Financial Measures:
Adjusted net income(7)(8)	274,318	455,185	617,380	1,301	420,229	612,428	1,291	169,981	236,444	498
Adjusted net income (Payments)(7)(9)	63,004	131,246	208,841	440	143,134	223,306	471	56,793	83,201	175
Adjusted net income (Marketplace)(7)(10)	39,581	101,641	155,626	328	95,675	161,668	341	45,340	74,260	157
Adjusted net income (Fintech)(7)(11)	171,733	222,298	252,913	533	181,420	227,454	479	67,848	78,983	166

(1)	Non-performing loans (NPLs) as a percentage of loan portfolio is the amount of NPLs divided by our gross amount of loans to customers for the same period.
(2)	Tier 1 capital adequacy ratio (Basel III) is calculated for Kaspi Bank on a consolidated basis under the methodology set by the Basel Committee with capital adjustments as set out in Basel III.
(3)	Total capital adequacy ratio (Basel III) is calculated for Kaspi Bank on a consolidated basis under the methodology set by the Basel Committee with capital adjustments as set out in Basel III.
(4)	Tier 1 capital adequacy ratio (K1-2) (NBK) is calculated for Kaspi Bank in accordance with the rules of the NBK as the ratio of Tier 1 capital to total assets weighed for risk.
(5)	Total capital adequacy ratio (K2) (NBK) is calculated for Kaspi Bank in accordance with the rules of the NBK as the ratio of own capital to total assets weighted for risk.
(6)	Net loan to deposit ratio is net loans to customers as of the end of the period divided by customer accounts as of the end of the same period.
(7)

Adjusted net income, adjusted net income (Payments), adjusted net income (Marketplace) and adjusted net income (Fintech) is net income (on a consolidated basis or for each of our three segments, as applicable) less share-based compensation expense and, for the nine months ended September 30, 2022 and the year ended December 31, 2022, contributions to the public fund “Kazakhstan Halkyna” and expenses related to physical damage to our infrastructure and loss of cash from our ATMs during the January 2022 events (on a consolidated basis or for each of our three segments, as applicable), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate).

Adjusted net income is a non-IFRS financial measure. See “Presentation of Financial and Other Information” for the limitations on the use of this and other non-IFRS financial measures.

(8)	The following table presents a reconciliation of our net income to adjusted net income for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)	(in ₸ million)		(in $ million)
Net income	263,348	435,214	588,844	1,241	400,595	600,777	1,266	166,286	232,492	490
Share-based compensation expense	11,515	20,057	19,984	42	11,082	11,651	25	3,695	3,952	8
Share-based compensation expense-related taxes	(545)	(86)	—	—	—	—	—	—	—	—
Contributions to the public fund “Kazakhstan Halkyna”	—	—	10,000	21	10,000	—	—	—	—	—
Taxes related to contributions to the public fund “Kazakhstan Halkyna”	—	—	(2,000)	(4)	(2,000)	—	—	—	—	—
Expenses related to the January 2022 events	—	—	690	1	690	—	—	—	—	—
Taxes related to the January 2022 events expenses	—	—	(138)	—	(138)	—	—	—	—	—

Adjusted net income	274,318	455,185	617,380	1,301	420,229	612,428	1,291	169,981	236,444	498

(9)	The following table presents a reconciliation of net income of Payments to adjusted net income (Payments) for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)	(in ₸ million)		(in $ million)
Net income	60,554	126,653	199,489	420	136,715	219,531	463	55,753	81,939	173
Share-based compensation expense	2,598	4,620	5,946	13	3,013	3,775	8	1,040	1,262	3
Share-based compensation expense-related taxes	(148)	(27)	—	—	—	—	—	—	—	—
Contributions to the public fund “Kazakhstan Halkyna”	—	—	3,969	8	3,969	—	—	—	—	—
Taxes related to contributions to the public fund “Kazakhstan Halkyna”	—	—	(794)	(2)	(794)	—	—	—	—	—
Expenses related to the January 2022 events	—	—	289	1	289	—	—	—	—	—
Taxes related to the January 2022 events expenses	—	—	(58)	—	(58)	—	—	—	—	—

Adjusted net income (Payments)	63,004	131,246	208,841	440	143,134	223,306	471	56,793	83,201	175

(10)	The following table presents a reconciliation of net income of Marketplace to adjusted net income (Marketplace) for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)	(in ₸ million)	(in ₸ million)	(in $ million)
Net income	38,587	99,716	152,248	321	93,114	160,474	338	44,935	73,862	156
Share-based compensation expense	1,065	1,934	2,009	4	1,192	1,194	3	405	398	1
Share-based compensation expense-related taxes	(71)	(9)	—	—	—	—	—	—	—	—
Contributions to the public fund “Kazakhstan Halkyna”	—	—	1,605	3	1,605	—	—	—	—	—
Taxes related to contributions to the public fund “Kazakhstan Halkyna”	—	—	(321)	(1)	(321)	—	—	—	—	—
Expenses related to the January 2022 events	—	—	106	—	106	—	—	—	—	—
Taxes related to the January 2022 events expenses	—	—	(21)	—	(21)	—	—	—	—	—

Adjusted net income (Marketplace)	39,581	101,641	155,626	328	95,675	161,668	341	45,340	74,260	157

(11)	The following table presents a reconciliation of net income of Fintech to adjusted net income (Fintech) for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,			For the three months ended September 30
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)	(in ₸ million)	(in ₸ million)	(in $ million)
Net income	164,207	208,845	237,107	500	170,766	220,772	465	65,598	76,691	162
Share-based compensation expense	7,852	13,503	12,029	25	6,877	6,682	14	2,250	2,292	5
Share-based compensation expense-related taxes	(326)	(50)	—	—	—	—	—	—	—	—
Contributions to the public fund “Kazakhstan Halkyna”	—	—	4,426	9	4,426	—	—	—	—	—
Taxes related to contributions to the public fund “Kazakhstan Halkyna”	—	—	(885)	(2)	(885)	—	—	—	—	—
Expenses related to the January 2022 events	—	—	295	1	295	—	—	—	—	—
Taxes related to the January 2022 events expenses	—	—	(59)	—	(59)	—	—	—	—	—

Adjusted net income (Fintech)	171,733	222,298	252,913	533	181,420	227,454	479	67,848	78,983	166

Selected Operating Data

	As of or for the year ended December 31,				As of or for the nine months ended September 30,			As of or for the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)
Consolidated:
Average MAU, millions(1)	9.1	11.2	12.6	—	12.2	13.5	—	12.2	13.5	—
Average DAU, millions(2)	4.9	7.0	8.0	—	7.6	8.8	—	7.6	8.8	—
Average DAU to Average MAU ratio(3)	54%	62%	63%	—	63%	65%	—	63%	65%	—
Monthly Transactions Per Active Consumer(4)	28	51	60	—	58	68	—	58	68	—
Active Merchants, thousands(5)	53	242	485	—	413	565	—	413	565	—
Payments:
TPV(6)	6,239	12,935	19,913	42	13,555	20,170	43	5,388	7,665	16
Growth rate	—	107%	54%	—	—	49%	—		42%	—
Active Consumers, millions(7)	7.8	9.7	11.3	—	10.9	12.6	—	10.9	12.6	—
TPV Payments Transactions, millions(8)	1,024	1,990	3,060	—	2,161	3,056	—	839	1,123	—
Growth rate	—	94%	54%	—	—	41%	—		34%	—
Take Rate(9)	1.3%	1.2%	1.2%	—	1.2%	1.2%	—	1.2%	1.2%	—
Average Balances on Current Accounts(10)	333	523	633	1	617	720	2	631	771	2
Marketplace:
GMV(11)	818	1,844	2,872	6	1,848	2,823	6	803	1,202	3
Growth rate	—	125%	56%	—	—	53%	—		50%	—
3P GMV(11)	818	1,844	2,872	6	1,848	2,782	6	803	1,184	2
1P GMV(11)	—	—	—	—	—	41	0.1	—	18	0.04
Active Consumers, millions(12)	3.1	4.8	6.1	—	5.7	6.9	—	5.7	6.9	—
Purchases, millions(13)	26	66	119	—	83	119	—	32	42	—
Growth rate	—	156%	81%	—	—	43%	—		31%	—
Take Rate(14)	7.7%	8.2%	8.2%	—	7.9%	8.8%	—	8.4%	9.1%	—
e-Commerce:
GMV(15)	378	720	970	2	614	965	2	267	416	1
Growth rate	—	91%	35%	—	—	57%	—		56%	—
3P GMV(15)	378	720	970	2	614	923	2	267	398	1
1P GMV(15)	—	—	—	—	—	41	0.1		18	0.04
Active Consumers, millions(16)	1.9	2.6	3.5	—	3.1	4.4	—	3.1	4.4	—
Purchases, millions(17)	4.7	8.4	20.4	—	11.6	29.8	—	5.3	11.7	—
Growth rate	—	79%	142%	—	—	156%	—		120%	—
SKUs, millions	0.5	1.5	2.8	—	2.4	4.5	—	2.4	4.5	—
Take Rate(18)	7.9%	8.8%	9.4%	—	9.2%	10.7%	—	9.6%	10.8%	—

	As of or for the year ended December 31,				As of or for the nine months ended September 30,			As of or for the three months ended September 30,
	2020	2021	2022	2022	2022	2023	2023	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)
e-Grocery:
GMV(19)	—	1.8	19.4	0.04	10.6	44.6	0.1	5.2	17.6	0.04
Growth rate	—	—	1,001%	—	—	323%	—		242%	—
Active Consumers, thousands(20)	—	36	243	—	124	422	—	124	422	—
Purchases, thousands(21)	—	217	1,573	—	905	3,526	—	416	1,410	—
Growth rate	—	—	625%	—	—	290%	—		239%	—
m-Commerce:
GMV(22)	374	1,038	1,672	4	1,066	1,595	3	468	687	1
Growth rate	—	178%	61%	—	—	50%	—		47%	—
Active Consumers, millions(23)	2.1	3.4	4.2	—	4.0	4.7	—	4.0	4.7	—
Purchases, millions(24)	21.0	54.0	88.0	—	63.2	77.8	—	24.1	26.7	—
Growth rate	—	157%	63%	—	—	23%	—		11%	—
Take Rate(25)	7.6%	8.2%	8.2%	—	7.9%	8.4%	—	8.3%	8.8%	—
Kaspi Travel:
GMV(26)	—	82	231	0.5	168	263	1	68	99	0.2
Growth rate	—	—	183%	—	—	57%	—		45%	—
Active Consumers, millions(27)	—	0.9	1.9	—	1.7	2.3	—	1.7	2.3	—
Purchases, millions(28)	—	3.6	11.1	—	8.0	11.1	—	2.8	3.8	—
Growth rate	—	—	210%	—	—	39%	—		35%	—
Take Rate(29)	—	3.3%	3.8%	—	3.7%	4.2%	—	3.8%	4.3%	—
Fintech:
TFV(30)	1,833	4,346	5,411	11	3,622	5,492	12	1,585	2,239	5
Growth rate	—	137%	25%	—	—	52%	—		41%	—
Active Consumers (loans), millions(31)	3.6	4.9	5.6	—	5.4	6.0	—	5.4	6.0	—
Active Consumers (deposits), millions(32)	2.1	2.8	3.8	—	3.5	4.5	—	3.5	4.5	—
Average Net Loan Portfolio(33)	1,274	1,815	2,639	6	2,515	3,383	7	2,681	3,621	8
Fintech Yield(34)	33%	30%	27%	—	20%	19%	—	7%	6%	—
TFV to Average Net Loan Portfolio Conversion Rate(35)	1.4	2.4	2.0	—	2.0	2.2	—	2.0	2.2	—
Average Savings(36)	1,829	2,460	3,151	7	2,978	4,312	9	3,281	4,672	10
Cost of Risk(37)	1.8%	1.6%	1.9%	—	1.7%	1.5%	—	0.3%	0.6%	—

(1)

Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2)

Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3)	Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.
(4)

Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5)	Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.
(6)	Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.
(7)	Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.
(8)	TPV Payments Transactions is the total number of TPV transactions.
(9)	Payments Take Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.
(10)	Average Balances on Current Accounts is the average monthly total balance of Payments Platform’s accounts (including Kaspi Pay and Kaspi Gold accounts) for the respective period.
(11)

Marketplace Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). For 2020, the sum of e-Commerce GMV and m-Commerce GMV (and for 2021, the sum of e-Commerce GMV, m-Commerce GMV and Kaspi Travel GMV) does not represent the total amount of Marketplace GMV for the same period because it includes GMV originated in merchant stores with our assistance, which represented ₸66 billion (or 8% of Marketplace GMV) and ₸4 billion (or less than 1% of Marketplace GMV) for 2020 and 2021, respectively. Our “first-party” Marketplace GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” Marketplace GMV.

(12)	Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.
(13)	Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.
(14)	Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.
(15)

e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(16)	e-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the e-Commerce business of Marketplace during the prior 12 months.
(17)	e-Commerce Purchases is the total number of goods or services purchase transactions completed by consumers within the e-Commerce business of Marketplace.
(18)	e-Commerce Take Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.
(19)	e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.
(20)	e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.
(21)	e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

(22)	m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.
(23)	m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.
(24)	m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.
(25)	m-Commerce Take Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.
(26)	Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.
(27)	Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.
(28)	Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.
(29)	Kaspi Travel Take Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.
(30)	Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.
(31)	Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.
(32)	Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.
(33)	Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.
(34)	Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.
(35)	TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.
(36)	Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.
(37)

Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information—Distribution of Assets, Liabilities and Equity”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

Overview

We operate a two-sided Super App business model which we believe is unique: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. The Kaspi.kz Super App is Kazakhstan’s most recognized consumer mobile app, according to KResearch, with 13.5 million Average MAU as of September 30, 2023, 65% of whom access our services daily, which is one of the highest levels of daily engagement among selected major mobile applications globally as of June 30, 2023, according to the ADL Report.

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity.

Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free, e-Commerce and e-Grocery delivery, use m-Commerce to find and shop at local merchants, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our BNPL products, pay their household bills and save for the future, among other services. Consumers’ use of these services is rewarded through Kaspi Bonus, our loyalty points program, which can then be applied towards future purchases and payments on our Marketplace and Payments Platforms. With integrated Government Services, consumers can also access digital documents, including passports, renew their driving licenses, transfer car ownership and register their businesses.

With the Kaspi Pay Super App, merchants can sell products and services online using e-Commerce or list their businesses and offers using m-Commerce, organize nationwide delivery by connecting to Kaspi Delivery Smart Logistics Platform, run product ad campaigns with Kaspi Advertising, participate in our promotional events and access merchant financing through our Fintech Platform. Merchants can also issue and instantly settle invoices, accept payments, pay suppliers and track their turnover, among other things. Merchants also have access to Government Services, including tools to issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports. Kaspi Classifieds allows merchants to advertise their used and new goods, services and jobs to consumers.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services, creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they are able to quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable a faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate, differently branded apps.

We continuously strive to ensure that our products improve our users’ daily lives, with developing and improving products based on extensive proprietary data and consumer feedback. The popularity of our Super Apps, known for their innovative and high-quality services, has helped us make the Kaspi.kz brand Kazakhstan’s most recognized consumer brand, according to KResearch.

Segments

Our segment reporting is based on our three business platforms: Payments, Marketplace and Fintech. We present segment revenue and net income after elimination of intercompany transactions. In general, revenue and costs and operating expenses are directly attributable, or are allocated, to each segment. We allocate costs and expenses that are not directly attributable to a specific segment, such as those that support general infrastructure and customer engagement in our Super Apps, to different segments on the basis of various factors depending on the nature of the relevant costs and expenses. For example, cost of goods and services is mainly based on usage of the particular expense, technology and product development expenses are primarily based on segment employees and the number of segment consumers, sales and marketing expenses are mainly based on the number of segment consumers, and general and administrative expenses are primarily based on the number of segment employees.

Payments

Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool. We consider our Payments Platform to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings disproportionately more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

Payments revenue is mainly generated from fees paid by our Payments merchants and consumers and, to a lesser extent, interest income, which we generate on interest-free cash balances of current accounts of Payments merchants and consumers. Our TPV has been, and is expected to continue to be, primarily driven by the increasing number of payments that we enable through our Payments Platform. This is a direct result of the attractiveness of our payments products and services, such as Kaspi Gold, Household Bill Payments, P2P Payments and Kaspi B2B Payments, as well as the increasing number of Payments merchants and stores. As part of our acquiring services, we also accept other cards besides Kaspi Gold in our POS; however, such transaction volumes are not material compared to payments through Kaspi QR and Kaspi Gold card.

Our TPV increased by 49% to ₸20,170 billion for the nine months ended September 30, 2023 from ₸13,555 billion for the nine months ended September 30, 2022. Our TPV increased by 54% to ₸19,913 billion for the year ended December 31, 2022 from ₸12,935 billion for the year ended December 31, 2021, which in turn increased by 107% from ₸6,239 billion for the year ended December 31, 2020. The growth in TPV was mainly driven by an increased number of transactions as a result of the growth of the number of Payments Active Consumers from 7.8 million as of December 31, 2020 to 9.7 million as of December 31, 2021, 11.3 million as of December 31, 2022 and 12.6 million as of September 30, 2023. For the nine months ended September 30, 2023, P2P transactions accounted for 7% of our TPV, while Household Bill Payments, payments through Kaspi QR and card transactions, and Kaspi B2B Payments accounted for 18%, 71% and 4% of TPV, respectively. Our Kaspi B2B Payments’ TPV was ₸764 billion for the nine months ended September 30,

2023, a 135% increase from ₸325 billion for the nine months ended September 30, 2022, and the number of Kaspi B2B Payments’ transactions was 17.4 million for the nine months ended September 30, 2023, a 108% increase from 8.3 million transactions for the nine months ended September 30, 2022. As merchants shift more of their volumes to us, we believe our TPV will continue to grow at a fast rate in the near term.

The number of TPV Payments Transactions was 3,060 million, 1,990 million and 1,024 million in the years ended December 31, 2022, 2021 and 2020, respectively, representing an increase of 54% (the year ended December 31, 2022 compared to the year ended December 31, 2021) and 94% (the year ended December 31, 2021 compared to the year ended December 31, 2020). For the nine months ended September 30, 2023, we enabled 3,056 million TPV Payments Transactions, which represented a 41% increase compared to 2,161 million TPV Payments Transactions for the nine months ended September 30, 2022.

Our Payments Take Rate has remained relatively stable and amounted to 1.2% for the nine months ended September 30, 2023 and 1.2%, 1.2% and 1.3% for the years ended December 31, 2022, 2021 and 2020, respectively. We expect our Payments Take Rate to remain broadly flat in the near term and then gradually decrease as Kaspi Pay and Kaspi B2B Payments—our Payments Platform products that have lower take rates—are expected to continue to scale and generate a larger portion of our Payments revenue.

Our Average Balances on Current Accounts comprised ₸720 billion for the nine months ended September 30, 2023 and ₸633 billion (a 21% increase year-on-year), ₸523 billion (a 57% increase year-on-year) and ₸333 billion for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in Average Balances on Current Accounts was driven by the increase in the number of Active Payments Consumers. We expect that our Average Balances on Current Accounts will continue to grow in the near term.

The table below sets forth the key operating metrics for Payments as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
TPV(1)	6,239	12,935	19,913	42	13,555	20,170	43
Growth rate	—	107%	54%	—	—	49%	—
Payments Active Consumers, millions(2)	7.8	9.7	11.3	—	10.9	12.6	—
TPV Payments Transactions, millions(3)	1,024	1,990	3,060	—	2,161	3,056	—
Growth rate	—	94%	54%	—	—	41%	—
Payments Take Rate(4)	1.3%	1.2%	1.2%	—	1.2%	1.2%	—
Average Balances on Current Accounts(5)	333	523	633	1	617	720	2

(1)	Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.
(2)	Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.
(3)	TPV Payments Transactions is the total number of TPV transactions.
(4)	Payments Take Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.

(5)	Average Balances on Current Accounts is the average monthly total balance of Payments Platform’s accounts (including Kaspi Pay and Kaspi Gold accounts) for the respective period.

Marketplace

Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Other than in e-Grocery, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

We generate Marketplace revenue primarily from fees paid by our merchants and, to a lesser extent, other revenue from our classifieds business in Azerbaijan. We also charge our sellers for delivery fees for certain deliveries of products purchased through Marketplace and for product advertising services as part of Kaspi Advertising. Since February 2023, our Marketplace revenue also includes retail revenue generated by our “first-party” e-Grocery business, which is part of the e-Commerce business of our Marketplace. Prior to February 2023, revenue generated by our “third-party” e-Grocery business was included in Marketplace fee revenue.

Our Marketplace GMV has been, and is expected to continue to be, primarily driven by growth in the number of purchases that we enable through our Marketplace. In recent periods, we have focused on driving consumer engagement through increasing the number of merchants on our platform, and the number of e-Commerce SKUs they offer and offering free delivery opportunities for our consumers. We have also expanded into new business lines, namely rail, flight and package holidays through Kaspi Travel, which has diversified our Marketplace revenue.

In 2020, the COVID-19 pandemic further contributed to the popularity of e-Commerce business of our Marketplace, which allows consumers to conveniently purchase goods from the comfort of their homes while adhering to social distancing guidelines.

Our Marketplace benefits significantly from our fully integrated Super App business model. With Active Consumers making, on average, 68 transactions per month in the nine months ended September 30, 2023, we believe that a consumer using our Kaspi.kz Super App for all aspects of their day-to-day spending is more likely to make an online purchase on our Marketplace than a consumer that does not use our Payments Platform.

Our Marketplace GMV increased by 53% to ₸2,823 billion for the nine months ended September 30, 2023 from ₸1,848 billion for the nine months ended September 30, 2022. Our Marketplace GMV increased by 56% to ₸2,872 billion for the year ended December 31, 2022 from ₸1,844 billion for the year ended December 31, 2021, which in turn increased by 125% from ₸818 billion for the year ended December 31, 2020. The growth in Marketplace GMV was mainly driven by growth in the number of purchases as a result of the growth of the number of Marketplace Active Consumers from 3.1 million as of December 31, 2020 to 4.8 million as of December 31, 2021 and 6.1 million as of December 31, 2022 and further to 6.9 million as of September 30, 2023, and the number of purchases per Marketplace Active Consumer. We expect our Marketplace GMV to grow in the near term.

Our e-Commerce GMV increased by 57% to ₸965 billion for the nine months ended September 30, 2023 from ₸614 billion for the nine months ended September 30, 2022. Our e-Commerce GMV increased by 35% to ₸970 billion for the year ended December 31, 2022 from ₸720 billion for the year ended December 31, 2021, which in turn increased by 91% from ₸378 billion for the year ended December 31, 2020. Our e-Commerce GMV accounted for 34% of our Marketplace GMV for the nine months ended September 30, 2023 and 34%, 39% and 46% of our Marketplace GMV for the years ended December 31, 2022, 2021 and 2020, respectively.

e-Grocery’s GMV increased by 323% to ₸44.6 billion for the nine months ended September 30, 2023 from ₸10.6 billion for the nine months ended September 30, 2022. e-Grocery’s GMV increased by 1,001% to ₸19.4 billion for the year ended December 31, 2022 from ₸1.8 billion for the year ended December 31, 2021. e-Grocery’s GMV accounted for 1.6% of our Marketplace GMV for the nine months ended September 30, 2023 and 0.7% and 0.1% of our Marketplace GMV for the years ended December 31, 2022 and 2021, respectively. For the three months ended June 30, 2023, revenue of our first dark store in Almaty was approximately ₸6 billion, and its net income was approximately ₸251 million.

Our m-Commerce GMV increased by 50% to ₸1,595 billion for the nine months ended September 30, 2023 from ₸1,066 billion for the nine months ended September 30, 2022. Our m-Commerce GMV increased by 61% to ₸1,672 billion for the year ended December 31, 2022 from ₸1,038 billion for the year ended December 31, 2021, which in turn increased by 178% from ₸374 billion for the year ended December 31, 2020. Our m-Commerce GMV accounted for 57% of our Marketplace GMV for the nine months ended September 30, 2023 and 58%, 56% and 46% of our Marketplace GMV for the years ended December 31, 2022, 2021 and 2020, respectively.

Kaspi Travel’s GMV increased by 57% to ₸263 billion for the nine months ended September 30, 2023 from ₸168 billion for the nine months ended September 30, 2022. Kaspi Travel’s GMV increased by 183% to ₸231 billion for the year ended December 31, 2022 from ₸82 billion for the year ended December 31, 2021. Kaspi Travel’s GMV accounted for 9.3% of our Marketplace GMV for the nine months ended September 30, 2023 and 8.0% and 4.4% of our Marketplace GMV for the years ended December 31, 2022 and 2021, respectively.

Our Marketplace Take Rate amounted to 8.8% for the nine months ended September 30, 2023 and 8.2%, 8.2% and 7.7% for the years ended December 31, 2022, 2021 and 2020, respectively. Our e-Commerce Take Rate increased to 10.7% for the nine months ended September 30, 2023 (including 8.9% for the merchant seller fee, 1.4% for Kaspi Delivery and 0.4% for Kaspi Advertising) from 9.4%, 8.8% and 7.9% for the years ended December 31, 2022, 2021 and 2020, respectively. Our m-Commerce Take Rate increased to 8.4% for the nine months ended September 30, 2023 from 8.2%, 8.2% and 7.6% for the years ended December 31, 2022, 2021 and 2020, respectively. The growth in the Marketplace Take Rate, e-Commerce Take Rate and m-Commerce Take Rate reflects the diversification in our GMV mix and our entry into higher margin product categories (such as clothing, cosmetics, accessories and restaurants, which allows us to charge merchants higher fees as compared to merchants engaged in lower margin product categories, such as electronics) and growth in delivery and marketing revenue due to our ability to monetize Kaspi Delivery and Kaspi Advertising. We expect our Marketplace Take Rate to increase in the near term.

Kaspi Travel’s Take Rate increased to 4.2% for the nine months ended September 30, 2023 from 3.8% and 3.3% for the years ended December 31, 2022 and 2021, respectively. The increase in Kaspi Travel’s Take Rate reflects an increase in fees from railway tickets, which have a higher take rate than flight and holiday packages.

Our e-Commerce SKUs increased by 84% to 4.5 million for the nine months ended September 30, 2023 from 2.4 million for the nine months ended September 30, 2022. Our e-Commerce SKUs increased by 86% to 2.8 million for the year ended December 31, 2022 from 1.5 million for the year ended December 31, 2021, which in turn increased by 211% from 0.5 million for the year ended December 31, 2020. The growth in e-Commerce SKUs was mainly driven by an increase in the scope and breadth of products offered on our platform and growth in the number of Active Merchants.

The table below sets forth the key operating metrics for Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
Marketplace GMV(1)	818	1,844	2,872	6	1,848	2,823	6
Growth rate	—	125%	56%	—	—	53%	—
Marketplace 3P GMV(1)	818	1,844	2,872	6	1,848	2,782	6
Marketplace 1P GMV(1)	—	—	—	—	—	41	0.1
Marketplace Active Consumers, millions(2)	3.1	4.8	6.1	—	5.7	6.9	—
Marketplace Purchases, millions(3)	26	66	119	—	83	119	—
Growth rate	—	156%	81%	—	—	43%	—
Marketplace Take Rate(4)	7.7%	8.2%	8.2%	—	7.9%	8.8%	—

(1)

Marketplace Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). For 2020, the sum of e-Commerce GMV and m-Commerce GMV (and for 2021, the sum of e-Commerce GMV, m-Commerce GMV and Kaspi Travel GMV) does not represent the total amount of Marketplace GMV for the same period because it includes GMV originated in merchant stores with our assistance, which represented ₸66 billion (or 8% of Marketplace GMV) and ₸4 billion (or less than 1% of Marketplace GMV) for 2020 and 2021, respectively. Our “first-party” Marketplace GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” Marketplace GMV.

(2)	Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.
(3)	Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.
(4)	Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.

The table below sets forth the key operating metrics for our e-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
e-Commerce GMV(1)	378	720	970	2	614	965	2
Growth rate	—	91%	35%	—	—	57%	—
e-Commerce 3P GMV(1)	378	720	970	2	614	923	2
e-Commerce 1P GMV(1)	—	—	—	—	—	41	0.1
e-Commerce Active Consumers, millions(2)	1.9	2.6	3.5	—	3.1	4.4	—
e-Commerce Purchases, millions(3)	4.7	8.4	20.4	—	11.6	29.8	—
Growth rate	—	79%	142%	—	—	156%	—
e-Commerce SKUs, millions	0.5	1.5	2.8	—	2.4	4.5	—
e-Commerce Take Rate(4)	7.9%	8.8%	9.4%	—	9.2%	10.7%	—

(1)

e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(2)	e-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the e-Commerce business of Marketplace during the prior 12 months.
(3)	e-Commerce Purchases is the total number of goods or services purchase transactions completed by consumers within the e-Commerce business of Marketplace.
(4)	e-Commerce Take Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.

The table below sets forth the key operating metrics for the e-Grocery business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
e-Grocery GMV(1)	—	1.8	19.4	0.04	10.6	44.6	0.1
Growth rate	—	—	1,001%	—	—	323%	—
e-Grocery Active Consumers, thousands(2)	—	36	243	—	124	422	—
e-Grocery Purchases, thousands(3)	—	217	1,573	—	905	3,526	—
Growth rate	—	—	625%	—	—	290%	—

(1)	e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.
(2)	e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.
(3)	e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

The table below sets forth the key operating metrics for our m-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
m-Commerce GMV(1)	374	1,038	1,672	4	1,066	1,595	3
Growth rate	—	178%	61%	—	—	50%	—
m-Commerce Active Consumers, millions(2)	2.1	3.4	4.2	—	4.0	4.7	—
m-Commerce Purchases, millions(3)	21.0	54.0	88.0	—	63.2	77.8	—
Growth rate	—	157%	63%	—	—	23%	—
m-Commerce Take Rate(4)	7.6%	8.2%	8.2%	—	7.9%	8.4%	—

(1)	m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.
(2)	m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.
(3)	m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.
(4)	m-Commerce Take Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

The table below sets forth the key operating metrics for the Kaspi Travel business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion)	(in ₸ billion, except as indicated)		(in $ billion)
Kaspi Travel GMV(1)	—	82	231	0.5	168	263	1
Growth rate	—	—	183%	—	—	57%	—
Kaspi Travel Active Consumers, millions(2)	—	0.9	1.9	—	1.7	2.3	—
Kaspi Travel Purchases, millions(3)	—	3.6	11.1	—	8.0	11.1	—
Growth rate	—	—	210%	—	—	39%	—
Kaspi Travel Take Rate(4)	—	3.3%	3.8%	—	3.7%	4.2%	—

(1)	Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.
(2)	Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.
(3)	Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.
(4)	Kaspi Travel Take Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.

Fintech

Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services. All Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology.

With our proprietary technology, we originate 99.9% of our lending transactions in less than six seconds, while maintaining a consistently low Cost of Risk. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, consumers typically keep more of their deposits with us.

During the periods presented, the majority of our total revenue was attributable to interest and fees earned on the products and services offered through Fintech, although the share of this segment in our net income decreased to 37% for the nine months ended September 30, 2023 from 40%, 48% and 62% for the years ended December 31, 2022, 2021 and 2020, respectively, as a result of the faster growth of net income generated by Payments and Marketplace. We anticipate that in the medium- and long-term period, the share of our net income generated through Fintech will continue to decrease.

Our TFV has been, and is expected to continue to be, primarily driven by the increasing number of loans and installment finance products originated with customers within Fintech as a result of the high quality of our customer experience, which stems from the convenience of online access through our Kaspi.kz Super App, our quick data-driven loan approval process, our excellent customer service and our high level of consumer loyalty. We expect our TFV to increase in the near term.

Recently, higher than normal interest rates have increased the cost of funding of our deposit base and directly contributed to declining profitability in the Fintech segment of our business. We expect the profitability of our Fintech segment to increase when interest rates decrease from current levels.

Our TFV increased by 25% to ₸5,411 billion for the year ended December 31, 2022 from ₸4,346 billion for the year ended December 31, 2021, which in turn increased by 137% from ₸1,833 billion for the year ended December 31, 2020. The growth in TFV, which was mainly due to the increasing number of originated transactions driven by strong demand for our financing products and the increasing number of Fintech Active Consumers. For the nine months ended September 30, 2023, TFV increased by 52% to ₸5,492 billion from ₸3,622 billion for the nine months ended September 30, 2022, primarily as a result of increases in the amount of loans issued as part of our Merchant and Micro Business Finance and BNPL by 139% and 51%, respectively, and a 12% increase in the number of Fintech Active Consumers (loans). For the nine months ended September 30, 2023, BNPL accounted for 45% of our TFV, while general purpose loans, micro business and merchant financing and car loans accounted for 38%, 15% and 2% of our TFV, respectively.

The number of Fintech Active Consumers (loans) was 5.6 million for the year ended December 31, 2022, increasing by 15% from 4.9 million for the year ended December 31, 2021 and, in turn, increasing by 34% from 3.6 million for the year ended December 31, 2020. For the nine months ended September 30, 2023, we had 6.0 million Fintech Active Consumers (loans), representing a 12% increase from 5.4 million Fintech Active Consumers (loans) for the nine months ended September 30, 2022.

Fintech Yield decreased from 33% for the year ended December 31, 2020 to 30% for the year ended December 31, 2021 and 27% for the year ended December 31, 2022, mainly due to the change in product mix, including a growing share of BNPL and micro business and merchant financing. For the nine months ended September 30, 2023, Fintech Yield was 19%, and we expect it to remain flat in the near term.

Our TFV to Average Net Loan Portfolio Conversion Rate decreased to 2.0 for the year ended December 31, 2022 from 2.4 for the year ended December 31, 2021, which in turn increased from 1.4 for the year ended December 31, 2020. For the nine months ended September 30, 2023, our TFV to Average Net Loan Portfolio increased to 2.2 from 2.0 for the nine months ended September 30, 2022. We expect our TFV to Average Net Loan Portfolio Conversion Rate to remain flat in the near term.

Our Average Savings increased by 28% to ₸3,151 billion for the year ended December 31, 2022 from ₸2,460 billion for the year ended December 31, 2021, which in turn increased by 34% from ₸1,829 billion for the year ended December 31, 2020, which was mainly due to an increase in the number of Fintech Active Consumers (deposits). For the nine months ended September 30, 2023, Average Savings increased by 45% to ₸4,312 billion from ₸2,978 billion for the nine months ended September 30, 2022, primarily as a result of the 30% increase in the number of Fintech Active Consumers (deposits).

Our Cost of Risk was 1.5% for the nine months ended September 30, 2023 and 1.9%, 1.6% and 1.8% for the years ended December 31, 2022, 2021 and 2020. Our low and stable levels of Cost of Risk are primarily due to ongoing improvements to our data-driven origination and collection capabilities, and we expect our Cost of Risk to remain flat in the near term.

The table below sets forth the key operating metrics for Fintech as of and for the periods indicated:

	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)	(in ₸ billion, except as indicated)		(in $ billion, except as indicated)
TFV(1)	1,833	4,346	5,411	11	3,622	5,492	12
Growth rate	—	137%	25%	—	—	52%	—
Fintech Active Consumers (loans), millions(2)	3.6	4.9	5.6	—	5.4	6.0	—
Fintech Active Consumers (deposits), millions(3)	2.1	2.8	3.8	—	3.5	4.5	—
Average Net Loan Portfolio(4)	1,274	1,815	2,639	6	2,515	3,383	7
Fintech Yield(5)	33%	30%	27%	—	20%	19%	—
TFV to Average Net Loan Portfolio Conversion Rate(6)	1.4	2.4	2.0	—	2.0	2.2	—
Average Savings(7)	1,829	2,460	3,151	7	2,978	4,312	9
Cost of Risk(8)	1.8%	1.6%	1.9%	—	1.7%	1.5%	—

(1)	Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.
(2)	Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.
(3)	Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.
(4)	Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.
(5)	Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.

(6)	TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.
(7)	Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.
(8)

Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information—Distribution of Assets, Liabilities and Equity”).

Recent Developments

Buyback Program

In April 2023, we announced the commencement of a GDR repurchase program through July 2023, which resulted in 531,995 repurchased GDRs for ₸19 billion. In July 2023, we announced the commencement of a GDR repurchase program through October 2023, which resulted in 283,689 repurchased GDRs for ₸12.6 billion. From the commencement of our initial GDR repurchases in April 2022 through October 2023, we repurchased 3,733,646 GDRs for ₸114 billion.

On October 20, 2023, our board of directors approved a new GDR repurchase program through March 2024 in the amount of up to $100 million.

Acquisition of Kolesa

On July 21, 2023, we entered into an agreement with an indirect subsidiary of Baring Vostok Private Equity Fund V to acquire 39.758% of the shares of Kolesa for $88.5 million. The transaction was completed in October 2023. In October 2023, Mr. Mikheil Lomtadze, the chairman of our management board, our chief executive officer, a member of our board of directors and our significant shareholder, who is also a significant shareholder of Kolesa, transferred 11% of the shares of Kolesa to us in trust, for no consideration, under a trust management agreement, which enabled us to hold approximately 51% of the voting rights in Kolesa and gave us control over the board of directors of Kolesa. We expect to consolidate Kolesa’s results of operations in our consolidated financial statements on the basis of control under IFRS 10. See “Related Party Transactions—Kolesa.”

Acquisition of Shares in Magnum E-Commerce Kazakhstan

In February 2023, we acquired a 90.01% share in Magnum E-commerce Kazakhstan, a company through which we operate our e-Grocery business, with an investment of ₸70 billion in its share capital. Prior to our acquisition, Magnum E-commerce Kazakhstan was a wholly-owned subsidiary of Magnum, which retained a 9.99% share in the company. See “Related Party Transactions—Magnum.”

Acquisition of Commercial Property from Magnum

On June 14, 2023, we entered into an agreement with Magnum to acquire a commercial property to use as a dark store for our e-Grocery business for ₸4,779 million. See “Related Party Transactions—Magnum.”

Key Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are driven by the following key factors, which our management believes will continue to affect our results of operations in the future.

Ability to grow the number of transactions from customers

Our ability to increase customer engagement on our platforms is critical to the growth of our business. As our Kaspi.kz Super App enables our consumers to conveniently shop and pay across all areas of day-to-day household spending and access financing, we have focused on the introduction of various complimentary services and additional payment methods to improve user engagement and increase the number of transactions made on our platforms. We believe that high daily usage of transaction-based services creates a self-reinforcing network effect within our Kaspi.kz Super App, leading to cost synergies and operational leverage through connecting consumers and merchants.

We have also prioritized rapid merchant onboarding for our Payments Platform to increase the number of transactions across our platforms. Our Kaspi Pay Super App, implemented in 2020, enables merchants to access Payments, Marketplace and Fintech services that are designed for SMEs and entrepreneurs, which has significantly driven our merchant growth. With a large, growing and highly engaged merchant base, we expect to scale earlier-stage merchant services, including Kaspi Advertising, Kaspi Delivery and financing for merchants and SMEs. These products are all designed to help our merchants sell more, driving growth in the number of transactions per Active Consumer. We measure the engagement of our customers through the Average DAU to Average MAU ratio, as well as the value of products and services transacted on our platforms. As our Active Consumers have increased transaction activity, each of our TPV, Marketplace GMV and TFV, as well as the Average DAU to Average MAU ratio, have grown, and we expect that each such measure will continue to grow in the near future. In order to continue engaging our customers and grow the number of their transactions, we plan to further enhance and expand our product and service offerings and improve the overall user experience in our Super App business model.

Ability to retain and attract consumers and merchants

We significantly depend on the growth and retention of our large consumer and merchant customer base. The number of our Active Consumers and Active Merchants has grown significantly over time, which we believe has been driven by a high-quality user experience. Our high customer retention rate has also reduced the need for us to incur significant marketing expenses. Growth and retention of customers is based, in part, on the availability of a wide range of product and services on our Kaspi.kz Super App, which increases the number of use cases and enhances the overall value of our platforms. The number of Active Consumers is also driven by the number and engagement of our merchants.

Leverage of big data, technology and risk management

High-quality user data enables us to ensure that our products and services are highly relevant and personalized, contributing to higher Super App engagement and growth in the number of transactions per Active Consumer. The success of our new product and service development is dependent on our ability to successfully collect and analyze transaction data covering all aspects of consumer spending habits. When combined with social, financial and behavioral digital data derived through our Super Apps, high levels of transactions per consumer provide us with significant volumes of proprietary data and unique consumer insights. We continually use technology to optimize our cost structure and improve operational efficiency. Our proprietary voice assistant and automated Kaspi Chat have enabled us to automate more of our day-to-day interactions with customers, improving customer service and reducing expenses.

In addition, our big data-driven and adaptable scoring models allow us to enhance the effectiveness of our credit and transaction risk management. Our low and stable levels of Cost of Risk are primarily due to ongoing improvements to our data-driven origination and collection capabilities. We believe that our ability to maintain a broadly stable Cost of Risk, despite an increase in our consumer loan portfolio and a volatile macroeconomic backdrop in recent years, demonstrates the efficiency of our risk management system based on our big data and technology capabilities.

Balanced and profitable product and service mix

We have a diverse product and service mix across our platforms, which allows us to deliver fast and profitable growth in new areas, leading to more diverse net income sources. In the periods under review, the net income generated by our Payments and Marketplace segments has grown at a faster rate than the net income of our Fintech segment, and our Payments and Marketplace segments have higher profit margins. We expect that the share of net income generated from our Payments and Marketplace segments will continue to increase, with the share of net income generated from our Fintech segment declining further. The relative usage of our products and platforms with high or low profitability and the business model of our platforms could have an impact on our performance in the future. For example, as our e-Grocery business continues to grow and given the operating and profitability model of the business, we expect a reduction in the profit margin of our Marketplace segment in the near term. In addition, the product mix within each of our three segments affects performance of the respective segment.

Expansion and innovation of our products, services and Super App functionality

We plan to continue to invest in expanding and enhancing the products, services and functionality available through our platforms and Super Apps for our consumers and merchants. On our Marketplace Platform, we plan to increase consumer engagement by increasing the number of relevant goods and services offered, supporting digital shopping and fulfillment tools and expansion into new verticals. Investments in free nationwide delivery for consumers and growth of our Kaspi Postomats locations have helped us attract new e-Commerce consumers and merchants, with higher delivery volumes leading to reduced unit costs of delivery. We may also seek to enter new lines of business through acquisitions, which may involve greater risk and upfront investment than organic growth. Any factors that adversely affect our ability to innovate our product and service offerings may negatively affect our efforts towards retaining and attracting consumers and merchants and increasing the number of transactions made on our platforms and through our Super Apps. These efforts may also require more sophisticated and costly development, sales or engagement efforts, increasing our costs.

Macroeconomic conditions

Our business is affected by the overall economic environment and macroeconomic conditions in Kazakhstan, where our customers are primarily located. Macroeconomic conditions affecting disposable consumer income include, among other factors, employment levels, inflation, business conditions, availability of consumer credit, interest rates, tax rates and fuel and energy costs. Positive economic conditions generally promote greater consumer spending, including spending on our Marketplace Platform and use of the services of our Payments Platform, while uncertain economic conditions generally result in a reduction in consumer spending and a decrease in purchases on our platforms and associated payments.

Since the majority of our expenses are denominated in tenge, inflationary pressures in Kazakhstan are a significant factor affecting our expenses. In addition, recently, higher than normal interest rates have directly contributed to declining profitability in the Fintech segment of our business. While we expect the profitability of our Fintech segment to recover when interest rates normalize, further periods of high and sustained inflation could lead to interest rates remaining elevated for longer, which could continue to adversely affect the profitability of our Fintech segment and, consequently, have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors—Risks Relating to Kazakhstan—Local inflationary pressures have increased the prices of goods and services, which could raise the costs associated with providing our services, diminish our ability to compete or reduce consumer buying power.”

In addition, the tenge’s exchange rate has fluctuated significantly over the years, particularly during periods of volatility on the global financial and commodity markets. While we have a substantially similar amount of assets in foreign currencies, any significant devaluation of the tenge against the U.S. dollar or other foreign currencies will increase our interest expense. Any such devaluation of the tenge against the U.S. dollar or other foreign currencies could negatively affect us in a number of ways, including, among others, by causing a further outflow of tenge deposits and increasing our actual interest expense on our foreign currency denominated liabilities. See “Risk Factors—Risks Relating to Kazakhstan—Exchange rate fluctuation could have an adverse impact on our business.”

Regulation

As a company providing financial services, we must comply with regulations adopted by governmental and state authorities, particularly the ARDFM and the NBK. Any regulatory change might positively or negatively impact our revenue, net income and capital and liquidity requirements. A failure to comply with applicable laws or regulations could result in the withdrawal of our banking license. See “Risk Factors—Risks Relating to Our Legal and Regulatory Framework—We require certain licenses, permits and approvals in the ordinary course of business, and the failure to obtain or retain them in a timely manner may materially adversely affect our operations.”

Seasonality

Our business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, we have benefitted from higher revenue in the second half of the year, which was primarily due to the holiday season and our promotional activities, in particular, Kaspi Juma, which contributed 14.2% of our total Marketplace GMV for the year ended December 31, 2022. As a result of seasonality fluctuations caused by these and other factors, comparisons of our results of operations across different periods may not be accurate indicators of our future performance.

Competition

We compete across our platforms with a variety of competitors, including international marketplaces, traditional retailers, traditional banks and payments providers. We expect our competition to continue to increase. Existing or future competitors may seek to increase their market share by undercutting pricing terms prevalent in a market, which could negatively impact our market share for any of our products, reduce our profitability or require us to incur higher customer acquisition costs. The success and profitability of our business depend on our ability to compete effectively, which depends on many factors, both within and beyond our control.

Components of Our Results of Operations

Revenue

Our revenue is comprised of net fee revenue, interest revenue, retail revenue and other gains/(losses).

Net fee revenue is comprised of fee revenue less rewards. Fee revenue includes Payments fee revenue, Marketplace fee revenue and Fintech fee revenue.

Payments fee revenue includes transaction revenue and membership revenue. We earn transaction revenue at the point in time when we process payments for regular household needs, payments for purchases both online and in-store, other debit card transactions, online money wire transfers both inside the country and globally, and transactions by SMEs and corporate customers. It also includes transaction revenue from our payments business in Ukraine. We recognize membership revenue, which includes annual fees paid by individual customers, SMEs and corporate customers for the use of our products and services, in equal parts on a monthly basis during the duration of one-year memberships.

Marketplace fee revenue includes seller fees paid by merchants from transactions originated on our Marketplace. We earn seller fees when transactions are completed and are generally determined as a percentage based on the value of goods and services being sold by merchants. Seller fees also include Kaspi Travel revenue, revenue from delivery and marketing services paid by Marketplace merchants.

Fintech fee revenue mainly includes banking service fees and commissions, which are paid by customers on a monthly basis.

Rewards relate to bonuses earned and expected to be spent by consumers for transactions with our merchant customers, which are deducted from fee revenue. Consumers can then use bonuses earned for future transactions.

Interest revenue is from interest-earning assets and includes interest originated from the financing of customers through our Kaspi.kz Super App or from financing purchases on our Marketplace, third-party merchant sites and third-party mobile apps. It also includes interest revenue from securities and deposits placed with banks, and interest revenue from Merchant and Micro Business Finance.

Retail revenue includes revenue from e-Grocery transactions for the sale of products and related delivery fees, and is recognized when control of the goods is transferred to the customer, which generally occurs when we deliver the order to the customer.

Other gains/(losses) mainly include net gains or losses on foreign exchange operations and financial assets and liabilities at fair value through profit or loss. It also includes revenue from our marketplaces in Azerbaijan.

Costs and Operating Expenses

Costs and operating expenses include interest expenses, transaction expenses, cost of goods and services, technology and product development expenses, sales and marketing expenses, general and administrative expenses and provision expenses.

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt.

Transaction expenses are mainly comprised of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services includes cost of goods sold, which is the price paid by us for consumer products, the subsequent sale of which generates retail revenue, and cost of services, which includes costs incurred to operate our retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to our operating activities related to the provision of products and services.

Technology and product development expenses consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, Kaspi Kartomats, Kaspi Postomats and payment equipment, rent, utilities and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, any charity and sponsorship expenses, staff costs, bonuses under Kaspi

Bonus (for segment presentation purposes only) and other expenses that are incurred directly to attract, engage or retain consumers and merchants to our platforms.

General and administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk reporting, compliance, executive, professional services fees, office facilities and other support functions.

Provision expenses. Impairment gains and losses recognized on financial assets are recorded in the “provision expenses” line item in our consolidated statements of profit or loss. Provision expense is recognized based on the expected credit loss (“ECL”) measurement in accordance with IFRS 9. ECL is a probability-weighted measurement of the present value of future cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of default occurring in a given time period used as weights).

Income Tax

Income tax includes current income and deferred tax expense with respect to our net income before tax under the tax regulations of Kazakhstan, Azerbaijan and Ukraine. We are subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income. The corporate income tax rate is 20% in Kazakhstan and Azerbaijan, and 18% in Ukraine. We pay substantially all income taxes in Kazakhstan in tenge.

Results of Operations

Nine Months Ended September 30, 2023 and 2022

Below are our results of operations for the nine months ended September 30, 2023 and 2022 as derived from our unaudited condensed consolidated statements of profit or loss included elsewhere in this prospectus:

	For the nine months ended September 30,			% Change
	2022	2023	2023
	(in ₸ million)		(in $ million)
Revenue:
Net fee revenue	457,276	682,287	1,438	49

Fee revenue	489,235	710,162	1,497	45
Rewards	(31,959)	(27,875)	(59)	(13)
Interest revenue	407,973	602,604	1,270	48
Retail revenue	—	37,133	78	—
Other gains	12,443	20,673	44	66

Total revenue	877,692	1,342,697	2,830	53

Costs and operating expenses:
Interest expenses	(190,519)	(344,431)	(726)	81
Transaction expenses	(16,200)	(20,078)	(42)	24
Cost of goods and services	(57,097)	(108,085)	(228)	89

Technology and product development	(41,664)	(60,079)	(127)	44
Sales and marketing	(19,390)	(13,802)	(29)	(29)
General and administrative expenses	(16,604)	(18,194)	(38)	10
Provision expenses	(46,413)	(57,165)	(120)	23

Total costs and operating expenses	(387,887)	(621,834)	(1,311)	60

Net income before tax	489,805	720,863	1,519	47

Income tax	(89,210)	(120,086)	(253)	35

Net income	400,595	600,777	1,266	50

Revenue

Our total revenue increased by 53% to ₸1,342,697 million for the nine months ended September 30, 2023 from ₸877,692 million for the nine months ended September 30, 2022, due to growth in revenue across all our platforms and a reduction in rewards.

Net fee revenue. Net fee revenue increased by 49% to ₸682,287 million for the nine months ended September 30, 2023 from ₸457,276 million for the nine months ended September 30, 2022, due to a 45% increase in fee revenue, as a result of growth in fee revenue of all platforms as well as a reduction in rewards by 13%, primarily as a result of a reduction of accruals of bonuses on certain transactions and purchases that matured or were not prioritized, including Household Bill Payments.

Interest revenue. Interest revenue increased by 48% to ₸602,604 million for the nine months ended September 30, 2023 from ₸407,973 million for the nine months ended September 30, 2022, mainly as a result of a 35% increase in our Average Net Loan Portfolio and an 87% increase in the average balance of interest-earning debt securities.

Retail revenue. Retail revenue was ₸37,133 million for the nine months ended September 30, 2023, compared to nil in the prior year period, as a result of the transition of e-Grocery into a “first-party” business in February 2023.

Other gains. Our other gains of ₸20,673 million for the nine months ended September 30, 2023 and ₸12,443 million for the nine months ended September 30, 2022 primarily represented foreign exchange transactions, with the change primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Costs and Operating Expenses

Costs and operating expenses increased by 60% to ₸621,834 million for the nine months ended September 30, 2023 from ₸387,887 million for the nine months ended September 30, 2022, primarily due to growth in interest expenses. Costs and operating expenses as a percentage of revenue were 46% and 44% for the nine months ended September 30, 2023 and 2022, respectively.

Interest expenses. Interest expenses increased by 81% to ₸344,431 million for the nine months ended September 30, 2023 from ₸190,519 million for the nine months ended September 30, 2022, mainly as a result of an increase in the average rates on customer accounts to 10.0% from 7.5% and a 30% increase in the number of Fintech Active Consumers (deposits).

Transaction expenses. Transaction expenses increased by 24% to ₸20,078 million for the nine months ended September 30, 2023 from ₸16,200 million for the nine months ended September 30, 2022, primarily due to a 41% increase in the number of TPV Payments Transactions, partially offset by a growing share of proprietary network transactions where we do not pay third-party providers.

Cost of goods and services. Cost of goods and services increased by 89% to ₸108,085 million for the nine months ended September 30, 2023 from ₸57,097 million for the nine months ended September 30, 2022, mainly due to an increase in cost of goods and services of Marketplace, primarily due to a 156% increase in the number of e-Commerce Purchases and growth in delivery expenses, as well as a 15% increase in the number of Payments Active Consumers, a 12% increase in the number of Fintech Active Consumers (loans) and the transition of e-Grocery into a “first-party” business in February 2023.

Technology and product development. Technology and product development expenses increased by 44% to ₸60,079 million for the nine months ended September 30, 2023 from ₸41,664 million for the nine months ended September 30, 2022, mainly as a result of increased expenses to support the growth of our technology and delivery infrastructure, such as Kaspi Postomats, which increased in number by 73% to 5,223 from 3,026, as well as higher compensation expenses due to growth in the number of technology personnel and higher remuneration.

Sales and marketing. Sales and marketing expenses decreased by 29% to ₸13,802 million for the nine months ended September 30, 2023 from ₸19,390 million for the nine months ended September 30, 2022, primarily due to the ₸10,000 million contribution made in the nine months ended September 30, 2022 to the public fund “Kazakhstan Halkyna” (see “Risk Factors—Risks Related to Kazakhstan—We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan” for the description of the January 2022 events and related charitable contributions), while no similar contribution was made in the nine months ended September 30, 2023.

General and administrative expenses. General and administrative expenses increased by 10% to ₸18,194 million for the nine months ended September 30, 2023 from ₸16,604 million for the nine months ended September 30, 2022, mainly due to growth in miscellaneous head office expenses.

Provision expenses. Provision expenses increased by 23% to ₸57,165 million for the nine months ended September 30, 2023 from ₸46,413 million for the nine months ended September 30, 2022, mainly as a result of a 35% increase in our Average Net Loan Portfolio, partially offset by a decrease in Cost of Risk to 1.5% from 1.7%.

Net Income before Tax

For the reasons described above, our net income before tax increased by 47% to ₸720,863 million for the nine months ended September 30, 2023 from ₸489,805 million for the nine months ended September 30, 2022.

Income Tax

Our income tax expenses increased by 35% to ₸120,086 million for the nine months ended September 30, 2023 from ₸89,210 million for the nine months ended September 30, 2022, primarily due to higher taxable income, partially offset by an increase in tax-exempt interest revenue from government debt securities.

Net Income

As a result of the above factors, our net income increased by 50% to ₸600,777 million for the nine months ended September 30, 2023 from ₸400,595 million for the nine months ended September 30, 2022.

Payments

Below are the results of operations for Payments for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,			% Change
	2022	2023	2023
	(in ₸ million)		(in $ million)
Segment revenue:
Payments fee revenue	174,664	260,788	550	49
Interest revenue	53,559	78,226	165	46

Total segment revenue	228,223	339,014	715	49

Net income (Payments)	136,715	219,531	463	61

Segment Revenue

Total segment revenue of Payments increased by 49% to ₸339,014 million for the nine months ended September 30, 2023 from ₸228,223 million for the nine months ended September 30, 2022 due to increases in Payments fee revenue and interest revenue.

Payments fee revenue. Payments fee revenue increased by 49%, or ₸86,124 million, to ₸260,788 million for the nine months ended September 30, 2023 from ₸174,664 million for the nine months ended September 30, 2022. The increase was mainly attributable to a ₸54,977 million increase in revenue from Kaspi QR and card transactions, a ₸23,791 million increase in revenue from Household Bill Payments, a ₸4,187 million increase in revenue from monetized P2P transactions and a ₸2,144 million increase in revenue from Kaspi B2B Payments.

The growth in revenue across all products was driven by a 49% increase in TPV which was driven by a 41% increase in the number of TPV Payments Transactions and a 15% increase in the number of Payments Active Consumers.

Payments transaction revenue from merchants increased by 72%, or ₸59,184 million, to ₸141,079 million for the nine months ended September 30, 2023 from ₸81,895 million for the nine months ended September 30, 2022. Payments transaction revenue from retail customers increased by 34%, or ₸26,798 million, to ₸106,201 million for the nine months ended September 30, 2023 from ₸79,403 million for the nine months ended September 30, 2022.

Interest revenue. Interest revenue increased by 46%, or ₸24,667 million, to ₸78,226 million for the nine months ended September 30, 2023 from ₸53,559 million for the nine months ended September 30, 2022. Of such increase, ₸15,735 million was attributable to an increase in average yield on debt securities due to the growth of the base rate in Kazakhstan and ₸8,932 million was due to a 17% increase of Average Balances on Current Accounts, which was driven by a 15% increase in the number of Payments Active Consumers, who are holders of current accounts.

Net Income

Net income of Payments increased by 61% to ₸219,531 million for the nine months ended September 30, 2023 from ₸136,715 million for the nine months ended September 30, 2022, driven by increases in Payments fee revenue and interest revenue, as well as continuing adoption of proprietary QR transactions, which eliminates interchange fees paid to third-party payment solutions providers.

Marketplace

Below are the results of operations for Marketplace for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,			% Change
	2022	2023	2023
	(in ₸ million)		(in $ million)
Segment revenue:
Marketplace fee revenue	146,946	243,479	513	66
Retail revenue	—	37,133	78	—
Other gains	1,976	2,954	6	49

Total segment revenue	148,922	283,566	598	90

Net income (Marketplace)	93,114	160,474	338	72

Segment Revenue

Total segment revenue of Marketplace increased by 90% to ₸283,566 million for the nine months ended September 30, 2023 from ₸148,922 million for the nine months ended September 30, 2022, primarily due to an increase in Marketplace fee revenue.

Marketplace fee revenue. Marketplace fee revenue increased by 66%, or ₸96,533 million, to ₸243,479 million for the nine months ended September 30, 2023 from ₸146,946 million for the nine months ended September 30, 2022. The increase was attributable to a ₸49,311 million increase in revenue from m-Commerce due to a 50% increase in m-Commerce GMV and growth in m-Commerce Take Rate, a ₸42,393 million increase in revenue from e-Commerce due to a 57% increase in e-Commerce GMV and growth in e-Commerce Take Rate and a ₸4,829 million increase in revenue from Kaspi Travel due to a 57% increase in Kaspi Travel’s GMV and growth in Kaspi Travel’s Take Rate. The growth in Marketplace GMV across all products was due to the growth in the number of transactions, mainly driven by a 20% increase in the number of Marketplace Active Consumers.

3P Marketplace business seller fee revenue increased by 60%, or ₸80,933 million, to ₸215,820 million for the nine months ended September 30, 2023 from ₸134,887 million for the nine months ended September 30, 2022.

Retail revenue. Retail revenue was ₸37,133 million for the nine months ended September 30, 2023, compared to nil in the prior year period, as a result of the transition of e-Grocery into a “first-party” business in February 2023 and continuing fast adoption of e-Grocery services by our customers, driven by a 290% increase in the number of e-Grocery purchases.

Other gains. Other gains for the nine months ended September 30, 2023 and 2022 amounted to ₸2,954 million and ₸1,976 million, respectively, which primarily represented revenue from our classified business in Azerbaijan, with the increase driven by each of its three products: Turbo.az, Tap.az and Bina.az.

Net Income

Net income of Marketplace increased by 72% to ₸160,474 million for the nine months ended September 30, 2023 from ₸93,114 million for the nine months ended September 30, 2022, driven by growth in Marketplace fee revenue, offset by faster growth in the number of e-Commerce Purchases than e-Commerce GMV (156% compared to 57%), which resulted in growth of delivery expenses outperforming growth of revenue and cost of goods sold following the transition of e-Grocery into a “first-party” business in February 2023.

Fintech

Below are the results of operations for Fintech for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,			% Change
	2022	2023	2023
	(in ₸ million)		(in $ million)
Segment revenue:
Interest revenue	356,837	524,378	1,105	47
Fintech fee revenue	167,625	205,895	434	23
Other gains	10,467	17,719	37	69

Total segment revenue	534,929	747,992	1,576	40

Net income (Fintech)	170,766	220,772	465	29

Segment Revenue

Total segment revenue of Fintech increased by 40% to ₸747,992 million for the nine months ended September 30, 2023 from ₸534,929 million for the nine months ended September 30, 2022, primarily due to an increase in interest revenue.

Interest revenue. Interest revenue increased by 47%, or ₸167,541 million, to ₸524,378 million for the nine months ended September 30, 2023 from ₸356,837 million for the nine months ended September 30, 2022. Of such increase, ₸103,530 million was attributable to a 35% increase in our

Average Net Loan Portfolio, including an increase of ₸58,202 million in revenue from consumer lending through our BNPL, general purpose loans and car loans and an increase of ₸45,328 million in revenue from micro business and merchant financing and ₸64,011 million was attributable to a higher amount of liquidity allocated to debt securities.

Fintech fee revenue. Fintech fee revenue increased by 23% to ₸205,895 million for the nine months ended September 30, 2023 from ₸167,625 million for the nine months ended September 30, 2022. The increase was primarily due to a 12% increase in the number of Fintech Active Consumers (loans) that make monthly payments for banking service fees.

Other gains. Other gains for the nine months ended September 30, 2023 and 2022 amounted to ₸17,719 million and ₸10,467 million, respectively, which primarily represented foreign exchange transactions, with the increase primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Net Income

Net income of Fintech increased by 29% to ₸220,772 million for the nine months ended September 30, 2023 from ₸170,766 million for the nine months ended September 30, 2022, driven by growth in interest revenue, offset by growth in interest expenses.

Years Ended December 31, 2022 and 2021

Below are our results of operations for the years ended December 31, 2022 and 2021 as derived from our audited consolidated statements of profit or loss included elsewhere in this prospectus:

	For the year ended December 31,
	2021	2022	2022
	(in ₸ million)		(in $ million)	% Change
Revenue:
Net fee revenue	467,493	679,782	1,433	45

Fee revenue	519,474	724,742	1,527	40
Rewards	(51,981)	(44,960)	(95)	(14)
Interest revenue	422,075	574,426	1,211	36
Other (losses)/gains	(4,746)	16,384	35	(445)

Total revenue	884,822	1,270,592	2,678	44

Costs and operating expenses:
Interest expenses	(171,491)	(278,676)	(587)	63
Transaction expenses	(16,542)	(22,188)	(47)	34
Cost of goods and services	(56,829)	(82,747)	(174)	46

Technology and product development	(44,388)	(60,807)	(128)	37
Sales and marketing	(8,702)	(25,618)	(54)	194
General and administrative expenses	(23,685)	(24,772)	(52)	5
Provision expenses	(34,383)	(55,210)	(116)	61

Total costs and operating expenses	(356,020)	(550,018)	(1,159)	54

Net income before tax	528,802	720,574	1,519	36

Income tax	(93,588)	(131,730)	(278)	41

Net income	435,214	588,844	1,241	35

Revenue

Our total revenue increased by 44% to ₸1,270,592 million for the year ended December 31, 2022 from ₸884,822 million for the year ended December 31, 2021, due to growth in revenue across all our platforms and a reduction in rewards.

Net fee revenue. Net fee revenue increased by 45% to ₸679,782 million for the year ended December 31, 2022 from ₸467,493 million for the year ended December 31, 2021, due to a 40% increase in fee revenue, as a result of growth in fee revenue of all platforms and a reduction in rewards by 14%, primarily as a result of a reduction of accruals of bonuses on certain transactions and purchases that matured or were not prioritized, including transactions using plastic cards.

Interest revenue. Interest revenue increased by 36% to ₸574,426 million for the year ended December 31, 2022 from ₸422,075 million for the year ended December 31, 2021, mainly as a result of a 45% increase in our Average Net Loan Portfolio, which was partly offset by a decrease in average yield on loans to customers to 18.0% for the year ended December 31, 2022 from 18.4% for the year ended December 31, 2021.

Other gains/(losses). Our other gains for the year ended December 31, 2022 of ₸16,384 million and other losses for the year ended December 31, 2021 of ₸4,746 million primarily represented foreign exchange transactions, with the change primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Costs and Operating Expenses

Costs and operating expenses increased by 54% to ₸550,018 million for the year ended December 31, 2022 from ₸356,020 million for the year ended December 31, 2021, and costs and operating expenses as a percentage of revenue increased to 43% for the year ended December 31, 2022 from 40% for the year ended December 31, 2021, in each case, primarily due to growth in interest expenses.

Interest expenses. Interest expenses increased by 63% to ₸278,676 million for the year ended December 31, 2022 from ₸171,491 million for the year ended December 31, 2021, mainly as a result of an increase in the average interest rates on customer accounts to 7.9% for the year ended December 31, 2022 from 6.0% for the year ended December 31, 2021 and a 35% increase in the number of Fintech Active Consumers (deposits).

Transaction expenses. Transaction expenses increased by 34% to ₸22,188 million for the year ended December 31, 2022 from ₸16,542 million for the year ended December 31, 2021, primarily due to a 54% increase in the number of TPV Payments Transactions, partially offset by a growing share of proprietary network transactions where we do not pay third-party providers.

Cost of goods and services. Cost of goods and services increased by 46% to ₸82,747 million for the year ended December 31, 2022 from ₸56,829 million for the year ended December 31, 2021, mainly due to a 142% increase in the number of e-Commerce purchases and growth in delivery expenses, a 16% increase in the number of Payments Active Consumers and a 15% increase in the number of Fintech Active Consumers (loans).

Technology and product development. Technology and product development expenses increased by 37% to ₸60,807 million for the year ended December 31, 2022 from ₸44,388 million for the year ended December 31, 2021, mainly as a result of increased expenses to support the growth of our technology and delivery infrastructure, such as Kaspi POS, Postomats and data storage, as well as higher compensation expenses due to growth in the number of technology personnel and higher remuneration.

Sales and marketing. Sales and marketing expenses increased by 194% to ₸25,618 million for the year ended December 31, 2022 from ₸8,702 million for the year ended December 31, 2021,

primarily due to an increase in online marketing expenses, as well as ₸10,000 million of contributions made in 2022 to the public fund “Kazakhstan Halkyna” (“Kazakhstan Halkyna” is a fund established in January 2022 to support citizens of Kazakhstan in the fields of healthcare and education and to provide other social support; see “Risk Factors—Risks Related to Kazakhstan—We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan” for the description of the January 2022 events and related charitable contributions).

General and administrative expenses. General and administrative expenses increased by 5% to ₸24,772 million for the year ended December 31, 2022 from ₸23,685 million for the year ended December 31, 2021 due to depreciation expenses of our headquarters.

Provision expenses. Provision expenses increased by 61% to ₸55,210 million for the year ended December 31, 2022 from ₸34,383 million for the year ended December 31, 2021, mainly as a result of growth in our loan portfolio.

Net Income before Tax

For the reasons described above, our net income before tax increased by 36% to ₸720,574 million for the year ended December 31, 2022 from ₸528,802 million for the year ended December 31, 2021.

Income Tax

Our income tax expenses increased by 41% to ₸131,730 million for the year ended December 31, 2022 from ₸93,588 million for the year ended December 31, 2021, primarily due to higher taxable income. In 2022 and 2021, our effective tax rate was 18%.

Net Income

As a result of the above factors, our net income increased by 35% to ₸588,844 million for the year ended December 31, 2022 from ₸435,214 million for the year ended December 31, 2021.

Payments

Below are the results of operations for Payments for the years ended December 31, 2022 and 2021:

	For the year ended December 31,			% Change
	2021	2022	2022
	(in ₸ million)		(in $ million)
Segment revenue:
Payments fee revenue	166,449	256,750	541	54
Interest revenue	50,636	76,593	161	51

Total segment revenue	217,085	333,343	703	54

Net income (Payments)	126,653	199,489	420	58

Segment Revenue

Total segment revenue of Payments increased by 54% to ₸333,343 million for the year ended December 31, 2022 from ₸217,085 million for the year ended December 31, 2021 due to increases in Payments fee revenue and interest revenue.

Payments fee revenue. Payments fee revenue increased by 54%, or ₸90,301 million, to ₸256,750 million for the year ended December 31, 2022 from ₸166,449 million for the year ended December 31, 2021. The increase was attributable to a ₸68,029 million increase in revenue from

Kaspi QR and card transactions, a ₸8,356 million increase in revenue from Household Bill Payments, a ₸3,252 million increase in revenue from Kaspi B2B Payments and a ₸342 million increase in revenue from monetized P2P transactions. The increase was also due to ₸8,984 million increase in revenue from other components of Payments fee revenue attributable to the acquisition of the Portmone group in Ukraine in late 2021 and a high volume of foreign exchange transactions by consumers between their own accounts due to foreign currency volatility in Kazakhstan in 2022. The growth in revenue across all products was driven by a 54% increase in TPV, which was driven by a 54% increase in the number of TPV Payments Transactions and a 16% increase in the number of Payments Active Consumers.

Payments transaction revenue from merchants increased by 109%, or ₸65,613 million, to ₸125,638 million for the year ended December 31, 2022 from ₸60,025 million for the year ended December 31, 2021. Payments transaction revenue from retail customers increased by 22%, or ₸21,279 million, to ₸117,992 million for the year ended December 31, 2022 from ₸96,713 million for the year ended December 31, 2021.

Interest revenue. Interest revenue increased by 51% to ₸76,593 million for the year ended December 31, 2022 from ₸50,636 million for the year ended December 31, 2021. Of such increase, ₸15,325 million was attributable to an increase in average yield on debt securities due to the growth of the base rate in Kazakhstan and ₸10,631 million was attributable to a 21% increase of Average Balances on Current Accounts, which was driven by a 16% increase in the number of Payments Active Consumers, who are holders of current accounts.

Net Income

Net income of Payments increased by 58% to ₸199,489 million for the year ended December 31, 2022 from ₸126,653 million for the year ended December 31, 2021, driven by increases in Payments fee revenue and interest revenue, as well as growth in adoption of proprietary QR transactions, which reduced the amount of interchange fees paid to third-party payment solutions providers.

Marketplace

Below are the results of operations for Marketplace for the years ended December 31, 2022 and 2021:

	For the year ended December 31,			% Change
	2021	2022	2022
	(in ₸ million)		(in $ million)
Segment revenue:
Marketplace fee revenue	151,742	236,884	499	56
Other gains	1,862	2,725	6	46

Total segment revenue	153,604	239,609	505	56

Net income (Marketplace)	99,716	152,248	321	53

Segment Revenue

Total segment revenue of Marketplace increased by 56% to ₸239,609 million for the year ended December 31, 2022 from ₸153,604 million for the year ended December 31, 2021, primarily due to an increase in Marketplace fee revenue.

Marketplace fee revenue. Marketplace fee revenue increased by 56%, or ₸85,142 million, to ₸236,884 million for the year ended December 31, 2022 from ₸151,742 million for the year ended December 31, 2021. The increase was attributable to a ₸51,448 million increase in revenue from

m-Commerce due to a 61% increase in m-Commerce GMV, a ₸27,455 million increase in revenue from e-Commerce due to a 35% increase in e-Commerce GMV and growth in e-Commerce Take Rate, and a ₸6,238 million increase in revenue from Kaspi Travel due to a 183% increase in Kaspi Travel’s GMV and growth in Kaspi Travel’s Take Rate. The growth in Marketplace GMV across all products was due to an 81% increase in the number of Marketplace Purchases, driven by a 28% increase in the number of Marketplace Active Consumers.

3P Marketplace business seller fee revenue increased by 50%, or ₸72,569 million, to ₸217,631 million for the year ended December 31, 2022 from ₸145,062 million for the year ended December 31, 2021.

Other gains. Other gains for the years ended December 31, 2022 and 2021 amounts to ₸2,725 million and ₸1,862 million, respectively, which primarily represented revenue from our classified business in Azerbaijan, with the increase driven by each of its three products: Turbo.az, Tap.az and Bina.az.

Net Income

Net income of Marketplace increased by 53% to ₸152,248 million for the year ended December 31, 2022 from ₸99,716 million for the year ended December 31, 2021, driven by growth in Marketplace fee revenue, partially offset by growth in cost of goods and services of Marketplace, 142% increase in the number of e-Commerce purchases and growth in delivery expenses.

Fintech

Below are the results of operations for Fintech for the years ended December 31, 2022 and 2021:

	For the year ended December 31,			% Change
	2021	2022	2022
	(in ₸ million)		(in $ million)
Segment revenue:
Interest revenue	371,439	500,256	1,054	35
Fintech fee revenue	201,283	231,108	487	15
Other (losses)/gains	(6,608)	13,659	29	—

Total segment revenue	566,114	745,023	1,570	32

Net income (Fintech)	208,845	237,107	500	14

Segment Revenue

Total segment revenue of Fintech increased by 32% to ₸745,023 million for the year ended December 31, 2022 from ₸566,114 million for the year ended December 31, 2021, primarily due to an increase in interest revenue.

Interest revenue. Interest revenue increased by 35%, or ₸128,817 million, to ₸500,256 million for the year ended December 31, 2022 from ₸371,439 million for the year ended December 31, 2021. Of such increase, ₸140,429 million was attributable to a 45% increase in our Average Net Loan Portfolio, including an increase of ₸114,866 million in revenue from consumer lending through our BNPL, general purpose loans and car loans and ₸25,563 million in revenue from micro business and merchant financing. The increase of our Fintech interest revenue was partially offset by a decrease in revenue from debt securities of ₸11,612 due to a lower amount of liquidity allocated to debt securities.

Fintech fee revenue. Fintech fee revenue increased by 15% to ₸231,108 million for the year ended December 31, 2022 from ₸201,283 million for the year ended December 31, 2021. The increase was primarily due to a 15% increase in the number of Fintech Active Consumers (loans) that make monthly payments for banking service fees.

Other gains/(losses). Other gains of ₸13,659 million for the year ended December 31, 2022 and other losses of ₸6,608 million for the year ended December 31, 2021 represented foreign exchange transactions, with the change primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Net Income

Net income of Fintech increased by 14% to ₸237,107 million for the year ended December 31, 2022 from ₸208,845 million for the year ended December 31, 2021, driven by increases in interest revenue by 35% and Fintech fee revenue by 15%, which were partially offset by growth in interest expenses by 63%.

Years Ended December 31, 2021 and 2020

Below are our results of operations for the years ended December 31, 2021 and 2020 as derived from our audited consolidated statements of profit or loss included elsewhere in this prospectus:

	For the year ended December 31,		% Change
(in ₸ million)	2020	2021
Revenue:
Net fee revenue	284,999	467,493	64

Fee revenue	323,567	519,474	61
Rewards	(38,568)	(51,981)	35
Interest revenue	322,913	422,075	31

Other losses	(5,043)	(4,746)	(6)

Total revenue	602,869	884,822	47

Costs and operating expenses:
Interest expenses	(139,002)	(171,491)	23
Transaction expenses	(14,074)	(16,542)	18
Cost of goods and services	(46,237)	(56,829)	23

Technology and product development	(30,818)	(44,388)	44
Sales and marketing	(7,191)	(8,702)	21
General and administrative expenses	(20,101)	(23,685)	18
Provision expense	(27,622)	(34,383)	24

Total costs and operating expenses	(285,045)	(356,020)	25

Net income before tax	317,824	528,802	66

Income tax	(54,476)	(93,588)	72

Net income	263,348	435,214	65

Revenue

Our total revenue increased by 47% to ₸884,822 million for the year ended December 31, 2021 from ₸602,869 million for the year ended December 31, 2020, primarily due to growth in revenue across all our platforms, partially offset by an increase in rewards.

Net fee revenue. Net fee revenue increased by 64% to ₸467,493 million for the year ended December 31, 2021 from ₸284,999 million for the year ended December 31, 2020, primarily due to a 61% increase in fee revenue, which were partially offset by a 35% increase in rewards, primarily as a result of growth in the number of Active Consumers and, subsequently, growth in the number of transactions where consumers can earn and spend bonuses.

Interest revenue. Interest revenue increased by 31% to ₸422,075 million for the year ended December 31, 2021 from ₸322,913 million for the year ended December 31, 2020, mainly as a result of a 42% increase in our Average Net Loan Portfolio and a 32% increase in the average balance of interest-earning debt securities.

Other losses. Our other losses of ₸4,746 million for the year ended December 31, 2021 and ₸5,043 million for the year ended December 31, 2020 primarily represented foreign exchange transactions, with the change primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Costs and Operating Expenses

Costs and operating expenses increased by 25% to ₸356,020 million for the year ended December 31, 2021 from ₸285,045 million for the year ended December 31, 2020, mainly due to growth in interest expenses. Costs and operating expenses as a percentage of revenue decreased to 40% for the year ended December 31, 2021 from 47% for the year ended December 31, 2020, primarily due to improvements in operational efficiencies in Payments as a result of growth in adoption of proprietary QR transactions, which reduced the amount of interchange fees paid to third-party payment solutions providers.

Interest expenses. Interest expenses increased by 23% to ₸171,491 million for the year ended December 31, 2021 from ₸139,002 million for the year ended December 31, 2020, mainly as a result of a 32% increase in the number of Fintech Active Consumers (deposits), which was partly offset by a decrease in the average interest rates paid on customer accounts to 6.0% for the year ended December 31, 2021 from 6.4% for the year ended December 31, 2020.

Transaction expenses. Transaction expenses increased by 18% to ₸16,542 million for the year ended December 31, 2021 from ₸14,074 million for the year ended December 31, 2020, primarily due to a 94% increase in the number of TPV Payments Transactions, partially offset by a growing share of proprietary network transactions where we do not pay third-party providers.

Cost of goods and services. Cost of goods and services increased by 23% to ₸56,829 million for the year ended December 31, 2021 from ₸46,237 million for the year ended December 31, 2020, mainly due to a 79% increase in the number of e-Commerce purchases and growth in delivery expenses, a 25% increase in the number of Payments Active Consumers and a 34% increase in the number of Fintech Active Consumers (loans), partially offset by a decrease in costs due to a reduction in outlets as transactions shifted to our Super Apps.

Technology and product development. Technology and product development expenses increased by 44% to ₸44,388 million for the year ended December 31, 2021 from ₸30,818 million for the year ended December 31, 2020, mainly as a result of increased expenses to support the growth of our technology and delivery infrastructure, such as Kaspi POS, Postomats and data storage, as well as higher compensation expenses due to growth in the number of technology personnel and higher remuneration.

Sales and marketing. Sales and marketing expenses increased by 21% to ₸8,702 million for the year ended December 31, 2021 from ₸7,191 million for the year ended December 31, 2020, primarily due to an increase in online marketing expenses.

General and administrative expenses. General and administrative expenses increased by 18% to ₸23,685 million for the year ended December 31, 2021 from ₸20,101 million for the year ended December 31, 2020, mainly due to growth in share-based compensation expenses.

Provision expenses. Provision expenses increased by 24% to ₸34,383 million for the year ended December 31, 2021 from ₸27,622 million for the year ended December 31, 2020, mainly as a result of growth in our loan portfolio.

Net Income before Tax

For the reasons described above, our net income before tax increased by 66% to ₸528,802 million for the year ended December 31, 2021 from ₸317,824 million for the year ended December 31, 2020.

Income Tax

Our income tax expenses increased by 72% to ₸93,588 million for the year ended December 31, 2021 from ₸54,476 million for the year ended December 31, 2020, primarily due to higher taxable income. In 2021 and 2020, our effective tax rate was 18% and 17%, respectively.

Net Income

As a result of the above factors, our net income increased by 65% to ₸435,214 million for the year ended December 31, 2021 from ₸263,348 million for the year ended December 31, 2020.

Payments

Below are the results of operations for Payments for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		% Change
(in ₸ million)	2020	2021
Segment revenue:
Payments fee revenue	88,347	166,449	88
Interest revenue	32,576	50,636	55

Total segment revenue	120,923	217,085	80

Net income (Payments)	60,554	126,653	109

Segment Revenue

Total segment revenue of Payments increased by 80% to ₸217,085 million for the year ended December 31, 2021 from ₸120,923 million for the year ended December 31, 2020, due to growth in Payments fee revenue and interest revenue.

Payments fee revenue. Payments fee revenue increased by 88% to ₸166,449 million for the year ended December 31, 2021 from ₸88,347 million for the year ended December 31, 2020, mainly as a result of a 107% increase in TPV and slight reduction in take rate due to increased adoption of proprietary QR transactions with lower fees and lower third-party costs.

Payments transaction revenue from merchants increased by 343%, or ₸46,468 million, to ₸60,025 million for the year ended December 31, 2021 from ₸13,557 million for the year ended December 31, 2020. Payments transaction revenue from retail customers increased by 38%, or ₸26,554 million, to ₸96,713 million for the year ended December 31, 2021 from ₸70,159 million for the year ended December 31, 2020.

Interest revenue. Interest revenue increased by 55% to ₸50,636 million for the year ended December 31, 2021 from ₸32,576 million for the year ended December 31, 2020, primarily due to a 57% increase of Average Balances on Current Accounts.

Net Income

Net income of Payments increased by 109% to ₸126,653 million for the year ended December 31, 2021 from ₸60,554 million for the year ended December 31, 2020, driven by increases in Payments fee revenue and interest revenue, as well as growth in adoption of proprietary QR transactions, which reduced the amount of interchange fees paid to third-party payment solutions providers.

Marketplace

Below are the results of operations for Marketplace for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		% Change
(in ₸ million)	2020	2021
Segment revenue:
Marketplace fee revenue	63,196	151,742	140
Other gains	2,781	1,862	(33)

Total segment revenue	65,977	153,604	133

Net income (Marketplace)	38,587	99,716	158

Segment Revenue

Total segment revenue of Marketplace increased by 133% to ₸153,604 million for the year ended December 31, 2021 from ₸65,977 million for the year ended December 31, 2020, due to growth in Marketplace fee revenue.

Marketplace fee revenue. Marketplace fee revenue increased by 140% to ₸151,742 million for the year ended December 31, 2021 from ₸63,196 million for the year ended December 31, 2020, mainly as a result of a 125% increase in Marketplace GMV and growth in Marketplace Take Rate to 8.2% for the year ended December 31, 2021 from 7.7% for the year ended December 31, 2020.

3P Marketplace business seller fee revenue increased by 130%, or ₸81,979 million, to ₸145,062 million for the year ended December 31, 2021 from ₸63,083 million for the year ended December 31, 2020.

Other gains. Other gains decreased by 33% to ₸1,862 million for the year ended December 31, 2021 from ₸2,781 million for the year ended December 31, 2020, mainly as a result of increase in delivery revenue from merchants.

Net Income

Net income of Marketplace increased by 158% to ₸99,716 million for the year ended December 31, 2021 from ₸38,587 million for the year ended December 31, 2020, driven by growth in Marketplace fee revenue and an increase in Marketplace Take Rate to 8.2% for the year ended December 31, 2021 from 7.7% for the year ended December 31, 2020 without a similar increase in expenses.

Fintech

Below are the results of operations for Fintech for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		% Change
(in ₸ million)	2020	2021
Segment revenue:
Interest revenue	290,337	371,439	28
Fintech fee revenue	172,024	201,283	17
Other losses	(7,824)	(6,608)	(16)

Total segment revenue	454,537	566,114	25

Net income (Fintech)	164,207	208,845	27

Segment Revenue

Total segment revenue of Fintech increased by 25% to ₸566,114 million for the year ended December 31, 2021 from ₸454,537 million for the year ended December 31, 2020, primarily due to growth in interest revenue and Fintech fee revenue.

Interest revenue. Interest revenue increased by 28% to ₸371,439 million for the year ended December 31, 2021 from ₸290,337 million for the year ended December 31, 2020, mainly as a result of a 42% increase in our Average Net Loan Portfolio.

Fintech fee revenue. Fintech fee revenue increased by 17% to ₸201,283 million for the year ended December 31, 2021 from ₸172,024 million for the year ended December 31, 2020, primarily due to growth in the number of loans originated, driven in turn by a 34% increase in the number of Fintech Active Consumers (loans).

Other losses. Other losses decreased by 16% to ₸6,608 million for the year ended December 31, 2021 from ₸7,824 million for the year ended December 31, 2020, primarily as a result of foreign exchange transactions, with the change primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on derivative financial instruments.

Net Income

Net income of Fintech increased by 27% to ₸208,845 million for the year ended December 31, 2021 from ₸164,207 million for the year ended December 31, 2020, driven by increases in interest revenue and Fintech fee revenue.

Liquidity and Capital Resources

As of September 30, 2023 and December 31, 2022, we had cash and cash equivalents of ₸528,515 million and ₸615,360 million, respectively. Our cash and cash equivalents mainly comprise short-term deposits and current accounts with other banks, and cash on hand, which includes cash balances with our ATMs and cash in transit.

Our primary sources of liquidity are customer deposits, the repayment of customer loans and other funds generated from operating activities. We invest excess liquidity in high-quality interest-bearing financial instruments.

Our primary uses of funds are withdrawals of customer deposits on demand or at contractual maturity, repayment of borrowings at maturity and amounts due to banks under collateralized repurchase agreements, funding new and existing loans to customers, funding our current and planned capital expenditures, and working capital. Our material cash requirements from known contractual and other obligations are primarily customer deposits and current accounts. See “—Liabilities—Customer Accounts.”

Based on our planned operations, we believe our existing cash and cash equivalents and projected cash inflows from operating activities, as well as other sources of liquidity, will be sufficient to meet our working capital and capital expenditure needs over the next twelve months and in the long term. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our ability to meet liquidity needs may be affected by a number of factors, including loan and deposit demand from our customers in Kazakhstan, asset and liability mix, changes in interest rates and general economic conditions, and competition from other retail banks and financial institutions in Kazakhstan. In addition, our growth strategy contemplates future acquisitions for which we will need sufficient access to capital. To finance future acquisitions, particularly larger acquisitions, we may issue additional equity or incur additional indebtedness.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)		(in $ million)
Net cash inflow from operating activities	617,729	70,351	1,020,984	2,152	605,707	670,062	1,412
Net cash (outflow)/inflow from investing activities	(364,711)	289,748	(487,161)	(1,027)	(318,344)	(273,176)	(576)
Net cash outflow from financing activities	(177,493)	(352,580)	(275,911)	(582)	(133,834)	(493,410)	(1,040)

Net increase/(decrease) in cash and cash equivalents	91,269	11,693	273,259	576	175,562	(86,845)	(183)

Cash and cash equivalents, beginning of period	239,140	330,409	342,101	721	342,101	615,360	1,297

Cash and cash equivalents, end of period	330,409	342,101	615,360	1,297	517,663	528,515	1,114

Net Cash Inflow from Operating Activities

During the nine months ended September 30, 2023, we generated ₸670,062 million of cash from our operating activities, an 11% increase from ₸605,707 million generated during the nine months ended September 30, 2022. This increase was primarily due to an increase in operating liabilities of ₸804,847 million, primarily due to a ₸813,091 million increase in customer accounts, driven by a 30% increase in the number of Fintech Active Consumers (deposits), who are term account holders, and a 15% increase in the number of Payments Active Consumers, who are current account holders. These factors were partially offset by a ₸669,550 million increase in loans to customers, driven by a 12% increase in the number of Fintech Active Consumers (loans), and a ₸150,017 million increase in interest paid, driven by growth in the average rate paid on customer accounts to 10.0% for the nine months ended September 30, 2023 from 7.5% for the nine months ended September 30, 2022 and growth of customer accounts.

During the year ended December 31, 2022, we generated ₸1,020,984 million of cash from our operating activities, a 1,351% increase from ₸70,351 million generated during the year ended December 31, 2021. This increase was driven by an increase in operating liabilities of ₸1,138,395 million, primarily due to a

₸1,186,731 million increase in customer accounts, driven by a 35% increase in the number of Fintech Active Consumers (deposits), who are term account holders, and a 16% increase in the number of Payments Active Consumers, who are current account holders. These factors were partially offset by a ₸760,660 million increase in loans to customers, mainly due to a 15% increase in the number of Fintech Active Consumers (loans), and a ₸95,661 million increase in interest paid, driven by growth in the average rate paid on customer accounts to 7.9% for the year ended December 31, 2022 from 6.0% for the year ended December 31, 2021 and growth of customer accounts.

During the year ended December 31, 2021, we generated ₸70,351 million of cash from our operating activities, an 89% decrease from ₸617,729 million generated during the year ended December 31, 2020. This decrease was driven by a ₸1,057,590 million increase in loans to customers, mainly due to a 34% increase in the number of Fintech Active Consumers (loans), partially offset by a ₸597,542 million increase in customer accounts, driven by a 32% increase in the number of Fintech Active Consumers (deposits), who are term account holders, and a 25% increase in the number of Payments Active Consumers, who are current account holders, as well as a ₸77,476 million increase in interest received from loans to customers, driven by growth in loans to customers, and a ₸177,982 million increase in net fee revenue received, driven by growth of transactions across all three business segments.

Net Cash (Outflow)/Inflow from Investing Activities

During the nine months ended September 30, 2023, we used ₸273,176 million of cash from our investing activities, a 14% decrease from ₸318,344 million used during the nine months ended September 30, 2022. This decrease was primarily due to a decrease in net cash outflow from investments in securities pursuant to our liquidity management policy.

During the year ended December 31, 2022, we used ₸487,161 million of cash in our investing activities, compared to ₸289,748 million generated during the year ended December 31, 2021. This change was mainly attributable to an increase in investments in securities pursuant to our liquidity management policy.

During the year ended December 31, 2021, we generated ₸289,748 million of cash from our investing activities, compared to ₸364,711 million used in our investing activities during the year ended December 31, 2020. This change was primarily attributable to a decrease in investments in securities pursuant to our liquidity management policy.

Net Cash Outflow from Financing Activities

During the nine months ended September 30, 2023, we used ₸493,410 million of cash in our financing activities, a 269% increase from ₸133,834 million used during the nine months ended September 30, 2022. This increase was primarily due to payment of dividends in the first nine months of 2023, compared to a lower amount of dividend payments in the first nine months of 2022.

During the year ended December 31, 2022, we used ₸275,911 million of cash in our financing activities, a 22% decrease from ₸352,580 million used during the year ended December 31, 2021. This decrease was mainly attributable to lower amounts of dividends paid compared to the prior year, partially offset by an increase in shares repurchased, which are held in treasury.

During the year ended December 31, 2021, we used ₸352,580 million of cash in our operating activities, a 99% increase from ₸177,493 million used during the year ended December 31, 2020. This increase was primarily attributable to higher amounts of dividends paid compared to the prior year.

Principal Assets

The following table sets forth the principal components of our total assets as derived from our unaudited condensed consolidated statements of financial position as of September 30, 2023 and our audited consolidated financial statements of financial position as of December 31, 2022 and 2021 included elsewhere in this prospectus:

	As of December 31,					As of September 30,
	2021		2022			2023
	Amount in ₸ million	% of total assets	Amount in ₸ million	% of total assets	Amount in $ million	Amount in ₸ million	% of total assets	Amount in $ million
Loans to customers	2,430,737	67%	3,154,810	62%	6,649	3,789,852	62%	7,988
Investment securities and derivatives	607,417	17%	1,076,272	21%	2,268	1,424,422	23%	3,002
Cash and cash equivalents	342,101	9%	615,360	12%	1,297	528,515	9%	1,114
Property, equipment and intangible assets	85,101	2%	131,840	3%	278	151,913	2%	320
Other assets	58,931	2%	74,780	1%	158	108,053	2%	228
Due from banks	50,903	1%	25,668	1%	54	29,589	—	62
Mandatory cash balances with the NBK	32,734	1%	42,917	1%	90	46,931	1%	99

Total assets	3,607,924	100%	5,121,647	100%	10,794	6,079,275	100%	12,813

Our total assets increased by 19% to ₸6,079,275 million as of September 30, 2023 from ₸5,121,647 million as of December 31, 2022, which in turn increased by 42% from ₸3,607,924 million as of December 31, 2021.

The increase in our total assets as of September 30, 2023 compared to December 31, 2022 was a result of a 20% increase in loans to customers and a 32% increase in investment securities and derivatives, mainly driven by the growth of our debt securities portfolio as part of our liquidity management.

The increase in our total assets as of December 31, 2022 compared to December 31, 2021 was a result of growth of almost all components of our assets. The 30% increase in loans to customers, mainly as a result of the 25% increase in TFV, a 77% increase in investment securities and derivatives, mainly driven by the growth of our debt securities portfolio as part of our liquidity management, and an 80% increase in cash and cash equivalents, mainly as a result of an increase in current accounts with other banks, short-term deposits with other banks and reverse repurchase agreements, were consistent with our liquidity management policy of distributing available funds to finance BNPL, Merchant and Micro Business Finance, general purpose and car loans, with any excess funds invested in government securities. The increase in our total assets as of December 31, 2022 as compared to December 31, 2021 was partially offset by a 50% decrease in the amounts due from banks.

Loans to Customers

Loans to customers comprise the largest component of our assets, accounting for 62%, 62% and 67% of our total assets as of September 30, 2023 and December 31, 2022 and 2021, respectively.

The following table sets forth our loan portfolio as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2022	2023	2023
	(in ₸ million)		(in $ million)	(in ₸ million)	(in $ million)
Gross loans to customers	2,573,153	3,369,512	7,102	4,016,537	8,465
Less allowance for impairment losses	(142,416)	(214,702)	(453)	(226,685)	(478)

Total loans to customers	2,430,737	3,154,810	6,649	3,789,852	7,988

Our loans to customers increased by 20% to ₸3,789,852 million as of September 30, 2023 from ₸3,154,810 million as of December 31, 2022, mainly due to growth in Fintech Active Consumers (loans) by approximately 7% to 6.0 million as of September 30, 2023 from 5.6 million as of December 31, 2022.

Our loans to customers increased by 30% to ₸3,154,810 million as of December 31, 2022 from ₸2,430,737 million as of December 31, 2021, mainly as a result of the 25% increase in TFV and the decrease in Average Net Loan Portfolio Conversion Rate to 2.0 in 2022 from 2.4 in 2021, which means longer maturity of loans originated.

All of our loans to customers accrue interest at a fixed rate. The following table sets forth the breakdown of our loan portfolio by remaining contractual maturity dates as of September 30, 2023:

	Maturing
(in ₸ million)	As of September 30, 2023	In one year or less	After one year through five years	After five years through 15 years	After 15 years
Gross loans to customers	4,016,537	2,830,197	1,179,298	6,875	167

Loans with principal or accrued interest overdue by more than 90 days are classified as NPLs. Allowance for impairment to gross NPLs reflects our ability to absorb potential losses from NPLs. Considering that the ratio represents impairment loan loss allowances for all loans as a percentage of NPLs, the ratio can exceed 100%.

The following table sets forth the breakdown of our NPLs, total allowance for impairment and total allowance for impairment to gross NPLs as of the dates indicated:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment to gross NPLs
	₸ million		%
NPLs to customers as of September 30, 2023	229,129	226,685	99%
NPLs to customers as of December 31, 2022	211,581	214,702	101%
NPLs to customers as of December 31, 2021	120,652	142,416	118%

The following table sets forth the breakdown of NPLs as a proportion of our gross loan portfolio as of the dates indicated:

As of December 31,				As of September 30,
2021		2022		2023
Gross NPLs, ₸ million	% of gross loans	Gross NPLs, ₸ million	% of gross loans	Gross NPLs, ₸ million	% of gross loans
120,652	5%	211,581	6%	229,129	6%

Our NPLs accounted for 6%, 6% and 5% of our gross loan portfolio as of September 30, 2023 and December 31, 2022 and 2021, respectively. Our first payment default rate (the share of loans where borrowers failed to pay the first payment under their loan agreements) decreased to 1.0% as of December 31, 2022 from 1.2% as of December 31, 2021, and was 0.9% as of September 30, 2023. Our second payment default rate (the share of loans where borrowers failed to pay the first and the second payments under their loan agreements) decreased to 0.3% as of December 31, 2022 from 0.4% as of December 31, 2021, and was 0.4% as of September 30, 2023. Our delinquency rate (the share of loans that were not delinquent in the previous month but missed their current due date) was 2.0% as of December 31, 2022 and 2021 and 2.2% as of September 30, 2023. Our loss rate vintages (expected loss rate of portfolio originated in specific quarter or month as a combination of actual NPL as of reporting date and expected recovery of NPL based on statistics) were below 2% throughout the period between December 31, 2021 and September 30, 2023. We believe that our ability to maintain a sustainable ratio of NPLs and improve other metrics, despite a rapid growth of our consumer loan portfolio, demonstrates the efficiency of our risk management system.

The following tables set forth the movements in loss allowance with regard to loans to customers as of the dates indicated:

	Nine months ended September 30, 2023
(in ₸ million)	Stage 1	Stage 2	Stage 3	Total(1)
Loss allowance as of December 31, 2022	67,604	11,785	135,313	223,282

Changes in provisions
Transfer to Stage 1(2)(3)	14,411	(1,737)	(12,674)	—
Transfer to Stage 2(2)(4)	(8,382)	13,579	(5,197)	—
Transfer to Stage 3(2)(5)	(13,518)	(8,204)	21,722	—

Net changes resulting from changing in credit risk parameters	(26,163)	1,385	46,641	23,952
New assets issued or acquired	57,322	—	—	57,350
Repaid assets (except for write-off)	(27,703)	(1,473)	(9,518)	(38,694)
Modification effect	—	—	14,557	14,557

Total effect on consolidated statements of profit or loss	3,456	(88)	51,680	57,165
Write-off, net of recoveries	—	—	(43,134)	(46,871)
Foreign exchange difference	—	—	(1)	(49)

Loss allowance as of September 30, 2023	63,571	15,335	147,709	233,527

	Year ended December 31, 2022
(in ₸ million)	Stage 1	Stage 2	Stage 3	Total(1)
Loss allowance as of December 31, 2021	64,043	10,582	67,791	149,092

Changes in provisions
Transfer to Stage 1(2)(3)	3,544	(1,138)	(2,406)	—
Transfer to Stage 2(2)(4)	(6,970)	7,208	(238)	—
Transfer to Stage 3(2)(5)	(13,854)	(7,014)	20,868	—

Net changes resulting from changing in credit risk parameters	(14,545)	4,429	33,307	25,204
New assets issued	65,888	—	—	65,898
Repaid assets (except for write-off)	(30,502)	(2,282)	(11,485)	(44,327)
Modification effect	—	—	8,435	8,435

Total effect on consolidated statements of profit or loss	20,841	2,147	30,257	55,210
Write-off, net of recoveries	—	—	19,029	18,949
Foreign exchange difference	—	—	12	31

Loss allowance as of December 31, 2022	67,604	11,785	135,313	223,282

	Year ended December 31, 2021
(in ₸ million)	Stage 1	Stage 2	Stage 3	Total(1)
Loss allowance as of December 31, 2020	40,062	7,674	74,153	126,942

Changes in provisions
Transfer to Stage 1(1)(2)	5,556	(1,145)	(4,411)	—
Transfer to Stage 2(1)(3)	(335)	832	(497)	—
Transfer to Stage 3(1)(4)	(2,033)	(4,723)	6,756	—

Net changes resulting from changing in credit risk parameters	(8,490)	9,608	16,509	20,219
New assets issued	54,379	—	—	54,387
Repaid assets (except for write-off)	(25,096)	(1,664)	(13,265)	(40,223)

Total effect on consolidated statements of profit or loss	20,793	7,944	3,244	34,383
Write-off, net of recoveries	—	—	(11,458)	(12,239)
Foreign exchange difference	—	—	4	6

Loss allowance as of December 31, 2021	64,043	10,582	67,791	149,092

(1)

Total amounts also include changes in provisions related to due from banks (Stage 1), financial assets at fair value through other comprehensive income (Stages 1, 2 and 3), cash and cash equivalents (Stage 1), other assets (Stage 3) and contingencies (Stage 1). See note 7 to our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 and note 7 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included elsewhere in this prospectus.

(2)

For financial assets that are not purchased or originated credit impaired (“POCI”) assets, ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement. See note 3 to the consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this prospectus.

(3)

Stage 1 comprises those financial instruments for which no significant increase in the credit risk level has been recorded since the initial recognition, and provisions for this group are created as a 12-month ECL amount. Interest income is calculated based on the gross carrying amount of the financial asset.

(4)

Stage 2 comprises those financial instruments for which a significant increase in the credit risk level has been recorded since the initial recognition and provisions for which equal the ECL amount for the instrument’s lifetime. Interest income is calculated based on the gross carrying amount of the financial asset.

(5)

Stage 3 comprises credit-impaired financial instruments for which provisions equal the ECL amount for the instrument’s lifetime. Interest income is accrued based on the carrying amount of the asset, net of the loss allowance. ECL for POCI financial assets is always measured on a lifetime basis at Stage 3, and as of the reporting date, we only recognize the cumulative changes in lifetime ECLs since the initial recognition.

Our loss allowance for loans to customers increased by 6% to ₸226,685 million as of September 30, 2023 from ₸214,702 million as of December 31, 2022, mainly as a result of growth in gross NPLs. Our loss allowance for loans to customers increased by 51% to ₸214,702 million as of December 31, 2022 from ₸142,416 million as of December 31, 2021, mainly as a result of growth in our loan portfolio and recovery of previously written-off loans.

Investment Securities and Derivatives

As of September 30, 2023 and December 31, 2022, we had total investment securities and derivatives of ₸1,424,422 million and ₸1,076,272 million, respectively, which primarily consisted of debt securities. The following table sets forth information relating to securities held as of the dates indicated.

	As of December 31,			As of September 30,
	2021	2022	2022	2023	2023
	(in ₸ million)		(in $ million)	(in ₸ million)	(in $ million)
Debt securities	606,107	1,075,955	2,268	1,423,843	3,001
Equity investments	355	287	1	432	1

Total financial assets at fair value through other comprehensive income	606,462	1,076,242	2,268	1,424,275	3,002

Derivative financial instruments (total financial assets at fair value through profit or loss)	955	30	—	147	—

Total investment securities and derivatives	607,417	1,076,272	2,268	1,424,422	3,002

In line with our liquidity management policy, we primarily invest in short-term (with average maturity below two years), high-quality debt securities, which primarily include government or quasi-government issued debt such as treasury notes of the Ministry of Finance of Kazakhstan, notes of the NBK or high-grade “blue-chip” corporate debt. For the nine months ended September 30, 2023, average yield on debt securities was 13.8%, compared to 11.4% and 9.4% for the years ended December 31, 2022 and 2021, respectively. As of September 30, 2023 and December 31, 2022 and 2021, the majority of our debt securities portfolio consisted of sovereign debt securities. In terms of derivative instruments, we engage primarily in currency derivatives in the process of managing our open currency position.

Our investment securities and derivatives increased by 32% to ₸1,424,422 million as of September 30, 2023 from ₸1,076,272 million as of December 31, 2022. Our investment securities and derivatives increased by 77% to ₸1,076,272 million as of December 31, 2022 from ₸607,417 million as of December 31, 2021. These changes were attributable to our liquidity management policy pursuant to which we invest excess liquidity in high quality debt securities or lend to other banks on the interbank market.

During the periods presented, we had no securities with significant unrealized losses recognized in other comprehensive income.

Liabilities

Our liabilities primarily consist of customer accounts, which consist of term deposits and current accounts. Our other liabilities include debt securities issued, including subordinated debt, and amounts due to banks.

The following table sets forth our primary liabilities as of the dates indicated:

	As of December 31,					As of September 30,
	2021		2022			2023
	Amount in ₸ million	% of total funding	Amount in ₸ million	% of total funding	Amount in $ million	Amount in ₸ million	% of total funding	Amount in $ million
Term deposits	2,113,953	69%	3,117,508	74%	6,571	3,903,316	78%	8,227
Current accounts	649,090	21%	883,182	21%	1,861	918,123	18%	1,935

Total customer accounts	2,763,043	91%	4,000,690	95%	8,432	4,821,439	97%	10,162

Total debt securities issued	139,711	5%	140,378	3%	296	97,104	2%	205

Total subordinated debt	67,665	2%	67,608	2%	142	60,783	1%	128

Repurchase agreements	75,524	2%	16,119	—	34	5,011	—	11
Time deposits of banks and other financial institutions	968	—	313	—	1	—	—	0

Total due to banks	76,492	3%	16,432	—	35	5,011	0%	11

Total funding	3,046,911	100%	4,225,108	100%	8,905	4,984,337	100%	10,505

Customer Accounts

Term deposits and current accounts by customers are the largest component of our liabilities and constitute our main source of funding. See “Selected Statistical and Other Information.” We open interest-bearing term deposits for a specified period and non-interest-bearing current accounts for retail customers and legal entities. We believe that our deposit base is highly diversified with an average term deposit per retail customer (calculated as the total amount of term retail deposits divided by the total number of retail deposit customers holding a term deposit as of the respective date) of ₸1,033,084 as of September 30, 2023 and ₸945,001 as of December 31, 2022. In 2022, 95% of deposits maturing in 2022 were extended.

The following table sets forth the breakdown of our customer accounts as of the dates indicated:

	As of December 31,					As of September 30,
	2021		2022			2023
	Amount in ₸ million	% of total	Amount in ₸ million	% of total	Amount in $ million	Amount in ₸ million	% of total	Amount in $ million
Individuals
Term deposits	2,070,822	75%	3,057,870	76%	6,445	3,846,040	80%	8,106
Current accounts	534,190	19%	700,957	18%	1,477	726,310	15%	1,531

Total due to individuals	2,605,012	94%	3,758,827	94%	7,922	4,572,350	95%	9,637

Corporate customers
Term deposits	43,131	2%	59,638	1%	126	57,276	1%	121
Current accounts	114,900	4%	182,225	5%	384	191,813	4%	404

Total due to corporate customers	158,031	6%	241,863	6%	510	249,089	5%	525

Total customer accounts	2,763,043	100%	4,000,690	100%	8,432	4,821,439	100%	10,162

Customer accounts increased by 21% to ₸4,821,439 million as of September 30, 2023, which in turn increased by 45% to ₸4,000,690 million as of December 31, 2022 from ₸2,763,043 million as of December 31, 2021. The increases during the periods presented were primarily attributable to growth of retail deposits, which mainly results from an increase in the number of Active Consumers and Active Merchants, and the further integration of current customers into our platforms.

Our average balances of customer accounts increased by 45% to ₸4,312,035 million for the nine months ended September 30, 2023 from ₸2,978,099 million for the nine months ended September 30, 2022 mainly as a result of an increase in Active Consumers (deposits) by 30%. Our average balances of customer accounts increased by 28% to ₸3,151,274 million for the year ended December 31, 2022 from ₸2,460,084 million for the year ended December 31, 2021 mainly as a result of an increase in Active Consumers (deposits) by 35%, while the average rate paid on customer accounts changed from 6.0% for the year ended December 31, 2021 to 7.9% for the year ended December 31, 2022 and further to 10.0% for the nine months ended September 30, 2023. The increase in the average rate paid on customer accounts in 2022 compared to 2021 were as a result of an increase in prevailing interest rates.

As of September 30, 2023 and December 31, 2022, our 20 largest customers held ₸107,126 million and ₸108,665 million, or 2.2% and 2.7% of customer accounts, respectively, compared to ₸41,490 million, or 1.5% of customer accounts, as of December 31, 2021.

Debt Securities Issued

We have historically issued debt securities in the domestic market to fund the ongoing growth of our business operations. To minimize currency risk, we have issued senior unsecured tenge-denominated debt securities, given that our business operations are conducted predominantly in tenge. The terms and conditions of our debt instruments include a number of general covenants such as non-change of business, non-change of legal form and compliance with applicable reporting requirements, which are customary to KASE-listed bonds. As of the date of this prospectus, we believe that we comply with such covenants. There are no covenants prohibiting us from incurring additional debt, issuing equity securities or paying dividends on our common shares.

Debt securities issued decreased by 31% to ₸97,104 million as of September 30, 2023 from ₸140,378 million as of December 31, 2022, mainly as a result of maturity of the third issue of our third bond program in January 2023.

The average interest rate paid on senior unsecured debt securities was 10.0% for each of the years ended December 31, 2022 and 2021. The following table sets forth our senior unsecured debt securities outstanding as of the dates indicated:

	Maturity date	Nominal interest rate	As of December 31,		As of September 30,
			2021	2022	2023
			₸ million
Recorded at amortized cost
Third bond program—first issue	January 2025	9.90%	51,045	51,045	49,829
Third bond program—second issue	January 2024	9.80%	48,414	48,418	47,275
Third bond program—third issue	January 2023	9.70%	40,252	40,915	—

Total debt securities issued			139,711	140,378	97,104

We did not have any defaults or other breaches with respect to our senior unsecured debt securities outstanding as of September 30, 2023 and as of December 31, 2022 and 2021.

On January 27, 2023, we fully repaid all amounts outstanding under the third issue of the third bond program.

Our subordinated debt has historically been issued as tenge-denominated bonds in the domestic market. The instruments qualify as regulatory capital of Kaspi Bank and are included in the Tier 2 component of regulatory capital. The terms and conditions of our subordinated debt instruments do not contain any covenants prohibiting us from incurring additional debt, issuing equity securities or paying dividends on our common shares.

As of September 30, 2023, our subordinated debt comprised ₸60,783 million, which insignificantly decreased from ₸67,608 million as of December 31, 2022, which in turn insignificantly decreased from ₸67,665 million as of December 31, 2021.

The average interest rate paid on subordinated debt insignificantly increased to 10.3% for the nine months ended September 30, 2023 from 10.2% for the year ended December 31, 2022 and 10.1% for the year ended December 31, 2021 as a result of changes in floating rates and maturity of lower yield debt.

The following table sets forth the breakdown of our subordinated debt securities outstanding as of the dates indicated:

	Maturity date	Nominal interest rate	As of December 31,		As of September 30,
			2021	2022	2023
			₸ million
Recorded at amortized cost
Second bond program—third issue	February 2023	2% plus inflation rate(1)	5,317	5,249	—
Third bond program—fourth issue	June 2025	10.7%	62,266	62,269	60,672
Debt components of preference shares	N/A	N/A	82	90	111

Total subordinated debt			67,665	67,608	60,783

(1)	Subject to a minimum interest rate of 4% and the maximum interest rate of 12%.

As of the dates indicated, the debt component of preference shares related to Kaspi Bank and was held by the non-controlling interest. As of September 30, 2023 and as of December 31, 2022 and 2021, accrued interest of ₸1,709 million, ₸3,508 million and ₸3,457 million, respectively, was included in our subordinated debt.

We did not have any defaults or other breaches with respect to our subordinated debt securities outstanding as of September 30, 2023 and as of December 31, 2022 and 2021.

Due to Banks

Amounts due to banks include repurchase agreements collateralized by high-quality government securities and time deposits of banks and other financial institutions. Amounts due to banks decreased by 70% to ₸5,011 million as of September 30, 2023 from ₸16,432 million as of December 31, 2022, mainly as a result of an decrease in amounts owed under repurchase agreements entered into as part of our short-term liquidity management to ₸5,011 million as of September 30, 2023. Amounts due to banks decreased by 79% to ₸16,432 million as of December 31, 2022 from ₸76,492 million as of December 31, 2021, primarily due to a decrease in amounts owed under repurchase agreements to ₸16,119 million as of December 31, 2022 from ₸75,524 million as of December 31, 2021 upon expiration, entered into as part of our short-term liquidity management.

Our average balances of due to banks increased by 32% to ₸84,144 million in the nine months ended September 30, 2023 from ₸63,916 million in the year ended December 31, 2022, mainly due to an increase in amounts owed under repurchase agreements. Our average balances of due to banks increased by 147% to ₸63,916 million in the year ended December 31, 2022 from ₸25,828 million in the year ended December 31, 2021, primarily as part of our liquidity management policy.

The average rate paid on amounts due to banks was 12.8% for the nine months ended September 30, 2023, 14.0% for the year ended December 31, 2022 and 8.2% for the year ended December 31, 2021, which fluctuated in line with the prevailing interest rate environment.

The following table sets amounts due to banks as of the dates indicated:

	As of December 31,		As of September 30,
(in ₸ million)	2021	2022	2023
Recorded at amortized cost
Repurchase agreements	75,524	16,119	5,011
Time deposits of banks and other financial institutions	968	313	—

Total due to banks	76,492	16,432	5,011

Capital Expenditures

Our capital expenditures primarily include payments for office buildings and data storage facilities, computer equipment and other hardware and fulfillment and delivery infrastructure.

Our capital expenditures were ₸41,493 million for the nine months ended September 30, 2023 and ₸64,702 million, ₸27,534 million and ₸18,920 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increases in our capital expenditures during these periods were primarily due to increased acquisitions, including office buildings in Almaty, Kaspi Postomats, Kaspi POS, computers, software and data storage facilities.

We have historically financed our capital expenditures requirements primarily through cash and cash equivalents generated from our operating activities. As our business grows, we expect that our capital expenditures will also increase.

Capital Adequacy and Capital Management

The management of Kaspi Bank monitors Kaspi Bank’s capital adequacy ratios based on the requirements of the Basel III framework. The table below sets forth the respective ratios calculated on the basis of Kaspi Bank’s consolidated financial statements under Basel III with the updated risk-weighted assets methodology as of the dates indicated:

	As of December 31,		As of September 30,
(in ₸ billion, except percentages)	2021	2022	2023
Risk-weighted assets	2,468	3,243	3,923
Tier 1 capital adequacy ratio	15.9%	17.0%	16.7%
Total capital adequacy ratio	18.0%	18.0%	17.4%
Tier 1 capital	391	551	655
Total capital	445	585	684

In addition to Basel III capital adequacy ratios, as a Kazakhstan bank, Kaspi Bank is obliged to comply with the regulatory capital adequacy ratios stipulated by the NBK. These ratios are calculated in accordance with NBK regulations. Going forward, we plan to maintain Kaspi Bank’s Tier 1 and Total Capital ratios at levels above these required by the NBK, including buffers applicable to systemically important banks, and we may decide to use the additional portion above this threshold for the purposes of distributing dividends to shareholders, subject to applicable law and commercial considerations (including without limitation, cash requirements and future projects).

The table below sets forth the respective ratios calculated in accordance with NBK regulations recorded by Kaspi Bank as of the dates indicated:

	As of December 31,		As of September 30,
(in ₸ billion, except percentages)	2021	2022	2023
Risk-weighted assets	3,367	4,369	5,378
Tier 1 capital adequacy ratio (k1.2)	11.5%	12.2%	12.2%
Total capital adequacy ratio (k.2)	12.9%	13.1%	12.6%
Tier 1 capital	386	535	656
Total capital	435	571	680

Commitments and Contingencies

In the ordinary course of business, we enter into financial instruments with off-balance sheet risk in order to meet the needs of our customers. Guarantees issued represent financial guarantees on which payment is not probable as of the respective reporting date, and such guarantees have therefore not been recorded in our consolidated statements of financial position.

Our maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

We use the same credit policy in undertaking contingent commitments as we do for on-balance operations. As of September 30, 2023, we had provisions for losses on contingent liabilities of ₸34 million. In turn, as of December 31, 2022, we had provisions for losses on contingent liabilities of ₸39 million, compared to ₸18 million as of December 31, 2021.

The following table sets out our contingent liabilities and credit commitments in nominal amounts as of the dates indicated:

	As of December 31,		As of September 30,
(in ₸ million)	2021	2022	2023
Commitments on loans and unused credit lines	131,804	157,478	167,518
Guarantees issued and similar commitments	1,904	564	565

Total contingent liabilities and credit commitments	133,708	158,042	168,083

The increase in total contingent liabilities and credit commitments is primarily attributable to the increase in commitments on loans and unused credit lines in connection with Kaspi Red shopping club cards, resulting from a corresponding increase in the number of Active Consumers using Kaspi Red.

Commitments on loans and unused credit lines represent our revocable and irrevocable commitments to extend loans within unused credit line limits. Those commitments where the borrower has to apply each time it wants to draw the credit facility from unused credit lines and we may approve or deny the extension of the credit facility based on the borrower’s financial performance, debt service and other credit risk characteristics are considered revocable. Those commitments where we are contractually obliged with no conditions to extend the loan are considered to be irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and market risk (including price risk, currency risk and interest rate risk). We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 26 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this prospectus.

Significant Accounting Policies and New Standards, Interpretations and Amendments Adopted by Us

For a detailed discussion of our significant accounting policies and new standards, interpretations and amendments adopted by us, please see note 3 to our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 and note 3 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included elsewhere in this prospectus.

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting. These material weaknesses in our internal control over financial reporting relate to inadequate review and validation of models used in determining the allowance for impairment loss and controls relating to the classification of investment securities and derivatives in the fair value hierarchy required by IFRS, in particular the application of the definition of “active market” in assessing the classification of non-derivative financial assets at fair value through other comprehensive income. We have also not yet fully implemented all components of the COSO framework including elements of the risk assessment, control activities and monitoring activities components, in respect of identification of risks and deficiencies in internal controls, as well as analysis, evaluation and communication of such deficiencies, which has led to design deficiencies that we have identified as material weaknesses in our internal control over financial reporting. We believe that these material weaknesses were caused by the absence of qualified personnel and appropriate segregation of duties in the validation of the models used in determining the allowance for impairment loss and inadequate policies for determining whether the market in which investment securities and derivatives were traded is considered active, and a need to improve our internal controls required by the COSO framework. To address our material weaknesses, we have developed and begun the implementation of a remediation plan that includes the engagement of a professional employee in an independent unit with the appropriate background in risk management and skills for model design and validation and an update of our policies regarding whether the market in which financial instruments were traded is considered active and, therefore, the proper classification of financial instruments within the fair value hierarchy, each of which was implemented in the third quarter of 2023. We also expect to implement within the next twelve months new processes and procedures relating to the risk assessment, control activities and monitoring components to improve our internal controls required by the COSO framework. In order to do so, we have engaged a third-party advisor to assist us in implementation of Sarbanes-Oxley risk controls, which is a project that is ongoing. Until these steps have been completed, we will not be able to remediate these material weaknesses. There can be no assurance, however, that the measures we have taken to date, and actions we may take in the future, will be sufficient to fully implement all components of the COSO framework and fully remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting, or prevent or avoid potential future material weaknesses. See “Risk Factors—Risks Relating to the Offering and Ownership of the ADSs—We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to establish and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations may be adversely affected.”

SELECTED STATISTICAL AND OTHER INFORMATION

The following tables present selected statistical information as required by subpart 1400 of Regulation S-K.

In this section, averages are based on month-end averages. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. However, government securities of Kazakhstan and certain corporate bonds are tax-exempt.

Distribution of Assets, Liabilities and Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following tables show average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the nine months ended September 30, 2023 and 2022 and for the years ended December 31, 2022, 2021 and 2020.

	For the nine months ended September 30,
	2022			2023
(in ₸ million, except percentages)	Average balance(1)	Interest income/ (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income/ (expense)	Average yield (assets) / rate paid (liabilities)
ASSETS
Interest-earning assets:
Loans to customers(2)	2,514,591	342,758	18.2%	3,382,510	446,288	17.6%
Debt securities	727,900	59,738	10.9%	1,361,254	141,206	13.8%
Cash and cash equivalents(3)	179,976	5,276	3.9%	349,322	14,200	5.4%
Due from banks	39,025	201	0.7%	26,752	910	4.5%

Total interest-earning assets	3,461,492	407,973	15.7%	5,119,838	602,604	15.7%

Total non-interest-earning assets(4)	494,194			451,213

Total assets	3,955,686			5,571,051

LIABILITIES
Interest-bearing liabilities:
Customer accounts(5)	2,978,099	(167,671)	7.5%	4,312,035	(324,161)	10.0%
Debt securities issued	138,297	(10,398)	10.0%	106,504	(7,394)	9.3%
Subordinated debt	66,144	(5,042)	10.2%	62,038	(4,776)	10.3%
Due to banks	75,538	(7,407)	13.1%	84,144	(8,100)	12.8%

Total interest-bearing liabilities	3,258,078	(190,518)	7.8%	4,564,721	(344,431)	10.1%

Total non-interest-bearing liabilities	53,329			73,419

Equity	644,278			932,910

Equity and non-interest-bearing liabilities	697,607			1,006,329

Equity and liabilities	3,955,686			5,571,051

	For the year ended December 31,
	2020			2021			2022
(in ₸ million, except percentages)	Average balance(1)	Interest income/ (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income/ (expense)	Average yield (assets) / rate paid (liabilities)
ASSETS
Interest-earning assets:
Loans to customers(2)	1,273,975	251,818	19.8%	1,815,129	334,874	18.4%	2,639,496	475,303	18.0%
Debt securities	674,509	62,341	9.2%	890,742	83,735	9.4%	780,158	89,235	11.4%
Cash and cash equivalents(3)	172,351	8,430	4.9%	105,007	3,316	3.2%	209,799	9,407	4.5%
Due from banks	44,150	324	0.7%	49,492	150	0.3%	37,021	481	1.3%

Total interest-earning assets	2,164,985	322,913	14.9%	2,860,370	422,075	14.8%	3,666,474	574,426	15.7%

Total non-interest-earning assets(4)	280,537			307,824			490,954

Total assets	2,445,522			3,168,194			4,157,428

LIABILITIES
Interest-bearing liabilities:
Customer accounts(5)	1,827,677	(117,544)	6.4%	2,460,084	(148,319)	6.0%	3,151,274	(249,051)	7.9%
Debt securities issued	137,012	(13,761)	10.0%	137,874	(13,825)	10.0%	138,507	(13,896)	10.0%
Subordinated debt	76,511	(7,443)	9.7%	71,907	(7,229)	10.1%	66,353	(6,766)	10.2%
Due to banks	4,574	(254)	5.6%	25,828	(2,118)	8.2%	63,916	(8,963)	14.0%

Total interest-bearing liabilities	2,045,774	(139,002)	6.8%	2,695,693	(171,491)	6.4%	3,420,050	(278,676)	8.1%

Total non-interest-bearing liabilities	51,440			54,611			56,080

Equity	348,309			417,891			681,299

Equity and non-interest-bearing liabilities	399,749			472,502			737,379

Equity and liabilities	2,445,523			3,168,195			4,157,429

(1)	Average amounts are based on the average of the month-end balances within each applicable period, unless otherwise indicated.
(2)	Calculated net of allowance for impairment losses.
(3)	Excludes cash on hand and non-interest-bearing current accounts with other banks.
(4)	Includes cash on hand, non-interest-bearing accounts with other banks, property, equipment and intangible assets, and other assets.
(5)	Includes term and current liabilities.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis

The following tables present the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, for the year ended December 31, 2022 compared to the year ended December 31, 2021, and for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	For the year ended December 31,						For the nine months ended September 30,
	2020/2021			2021/2022			2022/2023
	Increase/(decrease) due to changes in
(in ₸ million)	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets:(1)
Loans to customers	106,966	(23,910)	83,056	152,088	(11,659)	140,429	114,513	(10,983)	103,530
Debt securities	19,985	1,409	21,394	(10,396)	15,896	5,500	65,699	15,769	81,468
Cash and cash equivalents	(3,294)	(1,820)	(5,114)	3,309	2,782	6,091	6,884	2,040	8,924
Due from banks	39	(213)	(174)	(38)	369	331	(417)	1,126	709

Total interest-earning assets	123,697	(24,535)	99,162	144,964	7,387	152,351	186,679	7,952	194,631

LIABILITIES
Interest-bearing liabilities:(1)
Customer accounts	40,672	(9,897)	30,775	41,672	59,060	100,732	100,280	56,210	156,490
Debt securities issued	87	(23)	64	63	8	71	(2,207)	(797)	(3,004)
Subordinated debt	(448)	234	(214)	(558)	95	(463)	(316)	50	(266)
Due to banks	1,180	684	1,864	3,123	3,722	6,845	828	(135)	693

Total interest-bearing liabilities	41,491	(9,002)	32,489	44,300	62,885	107,185	98,585	55,328	153,913

(1)	Average amounts are based on the average of the month-end balances within each applicable period, unless otherwise indicated.

Interest-earning Assets—Margin

The following table presents our levels of average interest-earning assets and illustrates the comparative gross and net yields obtained for the indicated periods.

	As of or for the year ended December 31,			As of or for the nine months ended September 30,
(in ₸ million, except percentages)	2020	2021	2022	2023
Average interest-earning assets	2,164,985	2,860,370	3,666,473	5,119,838
Average interest rate earned on interest-earning assets(1)	14.9%	14.8%	15.7%	15.7%
Net interest income(2)	183,911	250,584	295,750	258,173
Net interest margin(3)	8.5%	8.8%	8.1%	6.7%

(1)	Average interest rate earned on interest-earning assets is interest income divided by average interest-earning assets.
(2)	Net interest income is the difference between interest income and interest expense.
(3)	Net interest margin is net interest income divided by average interest-earning assets.

Maturity Composition of Investment in Securities Not Carried at Fair Value through Earnings

The following table presents our weighted average yield of each category of debt securities not carried at fair value through earnings as of September 30, 2023.

	Maturing
	As of September 30, 2023	In one year or less	After one year through five years	After five years through 10 years	After 10 years	No specific maturity
Fair value through other comprehensive income (FVTOCI)(1)
Discount notes of the NBK	17.8%	17.8%	—	—	—	—
Bonds of the Ministry of Finance of Kazakhstan	13.9%	13.1%	14.3%	13.8%	—	—
Corporate bonds	9.2%	11.6%	7.6%	5.8%	—	—
Sovereign bonds of foreign countries	3.1%	—	—	3.1%	—	—

Total weighted average yield	14.1%	15.4%	12.9%	13.5%	—	—

(1)

Yields have been calculated using the internal rate of return (IRR) as of September 30, 2023. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis. Government securities of Kazakhstan and certain corporate bonds are tax-exempt.

Maturity and Composition of Loan Portfolio

The following table presents our loans and advances to customers’ portfolio by the time remaining to maturity. Loans are stated before deduction of allowance for losses.

	Maturing
(in ₸ million)	As of September 30, 2023	In one year or less	After one year through five years	After five years through 15 years	After 15 years
Loans to customers	4,016,537	2,830,197	1,179,298	6,875	167

Total loans	4,016,537	2,830,197	1,179,298	6,875	167

All loans to customers bear fixed rates.

Summary of Loan Loss Experience

Allocation of Provision for Impairment Losses

The following table presents impairment losses and sets forth the percentage distribution of the total provisions as of September 30, 2023 and as of December 31, 2022, 2021 and 2020. For a discussion of accounting standards related to loss allowances on financial assets, see note 3 to our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this prospectus.

	As of December 31,						As of September 30,
	2020		2021		2022		2023
(in ₸ million, except percentages)	Amount	% of total loss allowance	Amount	% of total loss allowance	Amount	% of total loss allowance	Amount	% of total loss allowance
Total loan portfolio(1)	1,526,443	—	2,573,153	—	3,369,512	—	4,016,537	—
Total loss allowance	(121,889)	8.0%	(142,416)	5.5%	(214,702)	6.4%	(226,685)	5.6%

Total loan portfolio, net of loss allowance	1,404,554		2,430,737		3,154,810		3,789,852

(1)	Total loan portfolio includes our total loans and advances to customers and does not include amounts due from financial institutions.

The change in our ratio of allowance for credit losses to total loan portfolio in the years ended December 31, 2021 and 2022 was primarily due to improvements in asset quality after the acute phase of the COVID-19 pandemic and the change in our write-off policy by applying higher thresholds, respectively.

Allocation of Net Charge-offs

The following table presents our net charge-offs as of September 30, 2023 and as of December 31, 2022, 2021 and 2020.

	As of December 31,						As of September 30,
	2020		2021		2022		2023
(in ₸ million, except percentages)	Average amount(1)	% of total average loans	Average amount(1)	% of total average loans	Average amount(1)	% of total average loans	Average amount(1)	% of total average loans
Loans to customers	1,395,467		1,940,450		2,810,326		3,604,589

Total average loans outstanding(1)	1,395,467		1,940,450		2,810,326		3,604,589

Net charge-offs:
Loans to customers	25,504	1.8%	31,981	1.6%	53,245	1.9%	55,140	1.5%

Total net charge-offs	25,504	1.8%	31,981	1.6%	53,245	1.9%	55,140	1.5%

The ratio of net charge-offs to total loans to customers was 1.5%, 1.9%, 1.6% and 1.8% for the nine months ended September 30, 2023 and for the years ended December 31, 2022, 2021 and 2020, respectively, mainly due to high quality of loan origination and continuing improvements in loan collection process.

Deposits

Composition of Deposits per Type and Yield

The following table presents, with average balances, the breakdown of deposits by category as of September 30, 2023 and as of December 31, 2022, 2021 and 2020.

	As of December 31,						As of September 30,
	2020		2021		2022		2023
(in ₸ million, except percentages)	Average balance(1)	Average rate paid	Average balance(1)	Average rate paid	Average balance(1)	Average rate paid	Average balance(1)	Average rate paid
Term deposits	1,475,486	8.0%	1,931,857	7.7%	2,449,614	10.2%	3,470,806	12.5%

Demand deposits (current accounts):
Interest-bearing	—	—	—	—	—	—	—	—
Non-interest-bearing	352,190		528,227		701,659		841,229

Total	1,827,676		2,460,084		3,151,273		4,312,035

(1)	Average amounts are based on the average of the month-end balances within each applicable year, unless otherwise indicated.

Our total estimated uninsured deposits were ₸1,124,405 million, ₸825,684 million, ₸528,097 million and ₸368,674 million as of September 30, 2023 and as of December 31, 2022, 2021 and 2020, respectively. Uninsured deposits are deposits that are in excess of local deposit insurance scheme limits in Kazakhstan, calculated based on the respective Kazakhstan regulations. Kazakhstan deposit insurance scheme protects our applicable deposits up to a maximum of ₸10 million per depositor for deposits in tenge and up to ₸5 million per depositor for deposits in foreign currency, per insured bank. See “Regulation—Regulation of Banking Activities—Deposit Insurance.”

Maturity of Deposits

All of our term deposits (including uninsured term deposits) are of one-year maturity; however, approximately 95% of our time deposits (including uninsured term deposits), respectively, are rolled over on a yearly basis.

MARKET SIZE AND GROWTH OPPORTUNITY

Our total addressable market is supported by a growing economy in Kazakhstan and digitalization trends across our current core markets, including payments, services, retail travel and consumer lending.

Macroeconomic Overview

GDP

Kazakhstan is the largest economy by GDP in the Central Asian region with 2022 nominal GDP of $220.6 billion, according to the World Bank.

The country’s economy demonstrated strong growth between 2016 and 2019, with a real GDP CAGR of 4.2%, according to ADL. While the global recession in 2020, triggered by the COVID-19 pandemic, led to GDP decreasing by 2.5% in 2020, Kazakhstan’s economy rebounded quickly, with GDP growing by 4.3% in 2021 and 3.2% in 2022, according to Qazstat.

In 2022, Kazakhstan put in place various measures to support economic growth, including: (i) political modernization through reform of government institutions and democratic processes, (ii) economic diversification through increased foreign investment, initiatives to increase competition and steps to support small and medium size enterprises, (iii) infrastructure development through a national infrastructure plan, and (iv) social improvements, namely reduced economic inequality and improved education efforts.

Going forward, Kazakhstan’s real GDP is expected to grow at a CAGR of 3.5% between 2022 and 2027, according to the ADL Report.

Real GDP growth evolution (Kazakhstan)

2016A – 2027E

Source: Qazstat (historical), ADL Report (forecast).

Notes: Figures show % growth.

Demographics

According to the ADL Report, Kazakhstan’s population is young and growing faster than many other emerging economies such as India, Turkey, Indonesia and Mexico. As of December 31, 2022, Kazakhstan’s population was approximately 20 million. The growth rate of the country’s population has outpaced many other countries, with a 9% increase between 2017 and 2022, according to the IMF and Qazstat.

Kazakhstan’s population demographics provide a solid foundation for a growing economy, underpinned by an expanding labor force and consumer base and higher adoption of new technologies and e-commerce services, according to the ADL Report, with nearly 48% of Kazakhstan’s population under 30 years old as of 2022 and a median age in the country of 29.5 years in 2021.

Population growth

2017A – 2022A

Source: Qazstat, IMF.

Notes: Figures show % growth, non-compounded.

Population and household trends (Kazakhstan)

2017A – 2027E

Source: Qazstat (historical data for population), ADL Report (all other data).

Income

According to Qazstat, average monthly nominal wages in Kazakhstan increased from ₸150,827 to ₸309,867 between 2017 and 2022 (or $393 to $687), representing a CAGR of 15%.

Average monthly nominal wage (Kazakhstan)

2017A – 2022A

Source: Qazstat.

Addressable Markets in Kazakhstan

Currently, our primary addressable market consists of the following industry verticals (each, in Kazakhstan):

•

B2C payments, which consist of payments by consumers to businesses for transactions involving retail products and services, as well as bill payments, made through POS, Internet and smartphone apps or other available payment methods, including cash.

•	Retail, which consists of all sales of goods to consumers through physical or online channels, and excludes B2B sales and services (for example, food delivery).

•	e-Commerce, which is a component of the retail market and consists of all sales of products to consumers through online channels.

•

Grocery, which is a component of the retail market and consists of all sales of food, beverages, tobacco and certain other non-food goods such as cosmetics and toiletries, sanitary equipment, newspapers and magazines.

•	e-Grocery, which is a component of the grocery market and consists of all grocery sales through online channels.

•	Services, which consist of all sales for general services, including food service, travel, transportation, education and healthcare.

•	Travel, which consists of air and rail transportation and accommodations for outbound and domestic travel, and excludes food and other services.

•

B2B payments, which consist of payments between Kazakh wholesalers and distributors that supply local retailers and traditional retailers (including food service points), including in the grocery, food services, health and beauty, home and electronics and fashion industries, and excludes payments involving modern trade retailers (such as supermarkets and chain stores) and foreign distributors.

•

Consumer loans, which consists of loans to individuals, including general-purpose loans, BNPL, car loans, revolving loans (including overdraft or credit card) and other types of consumer finance instruments, and excludes mortgages and loans to individual entrepreneurs for business activities.

According to ADL, all of our addressable markets in Kazakhstan are projected to continue expanding with at least a double-digit CAGR between 2022 and 2027.

Addressable markets growth(1)

Market	Size (2022A)		Penetration (2022A, %)	Size (2027E, ₸ billion)	Penetration (2027E, %)	2022A – 2027E CAGR (%)
	₸ billion	$ billion
Retail	17,656	37	17.4% of GDP	33,406	18.7% of GDP	14%
e-Commerce	1,349	3	7.6% of Retail	6,855	20.5% of Retail	38%
Grocery	6,610	14	37.4% of Retail	12,169	36.4% of Retail	13%
e-Grocery	45	0.1	0.7% of Grocery	601	4.9% of Grocery	68%
Services	10,252	22	10.1% of GDP	21,816	12.2% of GDP	16%
Travel	1,003	2	1.0% of GDP	1,794	1.0% of GDP	12%

Total retail and services	27,908	59	27.5% of GDP	55,222	30.9% of GDP	15%

Total B2C payments	29,670	63	29.2% of GDP	58,103	32.5% of GDP	14%

B2B payments	6,857	14	6.8% of GDP	10,800	6% of GDP	10%

Consumer loans	7,698	16	7.6% of GDP	19,231	10.8% of GDP	20%

Source: ADL Report.

(1)	All amounts include VAT, other than consumer loans.

We are also present in other addressable markets such as advertising, merchant financing and delivery, although these segments are currently early stage and not discussed in this section.

Payments

In 2022, the B2C and B2B payments’ aggregate market totaled ₸36.5 trillion ($77 billion) in Kazakhstan, according to ADL. ADL forecasts that the total B2C and B2B market will expand at a CAGR of 14% between 2022 and 2027 to ₸68.9 trillion by 2027.

With Kaspi QR and the Kaspi Pay Super App, we have become the digital payments platform of choice for consumers and merchants in Kazakhstan. As the country continues its transition to digital payments, we believe that we are well-positioned to remain the primary catalyst for this change and that we have potential to outperform market growth.

B2C and B2B payments market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Notes: Amounts in ₸ trillion (except percentages), including VAT.

B2C Payments

Our Kaspi QR and Kaspi Gold services operate in the B2C payments market, which we believe is our largest market opportunity.

In 2022, the Kazakhstan B2C payments market totaled ₸29.7 trillion ($63 billion), according to ADL. ADL forecasts the B2C payments market to grow at a CAGR of 14% between 2022 and 2027 to ₸58.1 trillion by 2027, representing an increase in its share of total GDP from 29.2% to 32.5%.

B2C payments market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Notes: Amounts in ₸ trillion (except percentages), including VAT.

B2B Payments

Our B2B payments products connect small merchants with wholesalers, distributors and manufacturers, allowing invoices to be settled instantly and conveniently.

In 2022, the B2B payments market in Kazakhstan totaled ₸6.9 trillion ($14 billion), according to ADL. ADL forecasts the market to grow at a CAGR of 10% between 2022 and 2027 and reach ₸10.8 trillion by 2027. This is a slower rate of growth than B2C payments due to the moderating share of traditional retail, the target user of B2B payments, in the economy. However, digital B2B payments penetration is at very early stage.

B2B payments market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Retail and Services

In 2022, the retail and services market size totaled ₸27.9 trillion ($59 billion), according to ADL. ADL forecasts that the retail and services market will expand at a CAGR of 15% between 2022 and 2027 and reach ₸55.2 trillion by 2027.

Retail and services market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Notes: Amounts in ₸ trillion (except percentages), including VAT.

Services

The m-Commerce service of our Marketplace Platform, which includes Kaspi Classifieds, operates primarily in the services market and often serves as the initial entry point for merchants to our platforms.

In 2022, the services market totaled ₸10.3 trillion ($22 billion), according to ADL. ADL forecasts that the services market will expand at a CAGR of 16% between 2022 and 2027 and reach ₸21.8 trillion by 2027.

Services market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Services is an attractive fast-growing market, which is expected to represent a growing portion of the total retail and services market. ADL forecasts the services share to increase from 38% in 2022 to 41% in 2027 of the total retail and services market, and its share in GDP to increase from 10.1% in 2022 to 12.2% in 2027, which is still significantly below 2022 levels in many other countries.

Benchmarking of total services and retail market sizes

2022A

Source: ADL Report.

Retail

e-Commerce on our Marketplace Platform operates in the e-commerce portion of the retail market.

According to ADL, in 2022, the retail market size totaled ₸17.7 trillion ($37 billion). ADL forecasts that the retail market will expand at a CAGR of 14% between 2022 and 2027, maintaining its share in GDP at approximately 18-19%, and reach ₸33.4 trillion by 2027.

Retail market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Kazakhstan’s e-commerce market is benefiting from overall retail market growth and rapid digitalization. The e-commerce market grew at a CAGR of 60% from 2019 to 2022, reaching ₸1.3 trillion in 2022 according to ADL, although penetration remains low, at 7.6% of the overall retail market in 2022.

ADL forecasts a 38% CAGR for the e-commerce market in Kazakhstan from 2022 to 2027, representing 20.5% of the retail market and ₸6.9 trillion by 2027.

E-commerce market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Despite its forecasted growth, Kazakhstan’s e-commerce market penetration in 2027 is still expected to be at, or below, 2022 levels, in many other countries.

E-commerce penetration benchmark(1)

2022A

Source: ADL Report.

(1)	E-commerce excludes automobile sales. When included, e-commerce share of total retail would be 7.6% in 2022A and 20.5% in 2027E.

In recent years, leading e-commerce players in emerging countries, such as Mercado Libre in Brazil and Shopee in Indonesia, have enabled e-commerce adoption in their respective markets by developing attractive end-to-end services to attract and retain customers.

In 2019, both Brazil and Indonesia experienced similar penetration levels to Kazakhstan in 2022 and subsequently experienced accelerated growth over the next four years. According to ADL, countries surpassing the 6-7% penetration threshold typically follow a consistent trajectory to achieve e-commerce penetration approximately 20% within five years.

E-commerce penetration benchmark

Source: ADL Report (Turkey); Euromonitor (all others).

Notes: Figures show % share in retail market.

Grocery

The e-Grocery business of our Marketplace Platform operates in the grocery portion of the retail market. According to ADL, in 2022, the grocery market size totaled ₸6.6 trillion ($14 billion). ADL forecasts that the grocery market will grow at a CAGR of 13% between 2022 and 2027, maintaining its share of retail of approximately 36%, which corresponds with a market size of ₸12.2 trillion in 2027.

Grocery market size (Kazakhstan)

2017A – 2027E

Source: ADL Report.

The e-grocery market is still in its early stage in Kazakhstan, at just ₸45 billion or 0.7% of the Kazakhstan grocery market in 2022, according to ADL, but is projected to grow at a CAGR of 68% from 2022 to 2027, reaching ₸601 billion in 2027, according to ADL.

E-grocery market size (Kazakhstan)

2019A – 2027E

Source: ADL Report.

Despite its forecasted growth, ADL still forecasts Kazakhstan’s e-grocery market penetration to be at, or below, current levels in certain other countries.

Compared to many developed and emerging markets, the current prevalence of less developed brick and mortar modern grocery retail in Kazakhstan is likely to accelerate the rise of e-grocery, as the country goes straight from traditional to online grocery retail. According to ADL, the e-grocery market is forecasted to increase its penetration of the total grocery market to 4.9% by 2027.

E-grocery penetration benchmark

2022A

Source: ADL Report.

Travel

Kaspi Travel operates in the travel market. We entered the travel market in 2020 initially offering air tickets, before subsequently adding rail tickets and package vacation tours.

In 2022, the travel market size totaled ₸1.0 trillion ($2 billion), according to ADL. ADL forecasts that the travel market will expand at a CAGR of 12% between 2022 and 2027 and reach ₸1.8 trillion in 2027.

Total travel market (Kazakhstan)

2017A – 2027E

Source: ADL Report.

Notes: Amounts in ₸ trillion (except percentages), including VAT.

Consumer Loans

We are present in the consumer loans market with our BNPL, car finance and general purpose loan products.

Consumer lending remains underpenetrated in Kazakhstan, with the share of consumer loans of overall GDP comprising 7.6% in 2022 according to ADL. ADL forecasts that the consumer loan market will grow at a CAGR of 20% between 2022 and 2027 and total ₸19.2 trillion in 2027.

Consumer loans market evolution (Kazakhstan)

2017A – 2027E

Source: NBK (historical data for consumer loans), ADL Report (all other data).

ADL forecasts the share of consumer loans of overall GDP to reach 10.8% in 2027, which is still relatively low in comparison to the levels in many other countries, such as South Africa, Brazil, Thailand and China, where consumer loans currently constitute at least 20% of GDP.

Consumer loans as a % of GDP compared to disposable income per capita

2022A

Source: ADL Report.

BUSINESS

Our Mission

Our mission is to improve people’s daily lives by developing innovative, highly relevant, world-class mobile services.

We operate a two-sided Super App business model which we believe is unique: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. The Kaspi.kz Super App is Kazakhstan’s most recognized consumer mobile app, according to KResearch, with 13.5 million Average MAU as of September 30, 2023, 65% of whom access our services daily, which is one of the highest levels of daily engagement among selected major mobile applications globally as of June 30, 2023, according to the ADL Report.

Ratio of Average DAU to Average MAU

Source: data.ai, ADL Report (as of June 30, 2023).

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity. As of September 30, 2023, the number of Monthly Transactions per Active Consumer was 68.

Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

For the year ended December 31, 2022, our consolidated revenue, consolidated net income and adjusted net income was ₸1,271 billion ($2,678 million), ₸589 billion ($1,241 million) and ₸617 billion ($1,301 million), respectively, which represented an increase of 44%, 35% and 36%, respectively, compared to the year ended December 31, 2021.

The following table sets forth the breakdown of our total revenue by geographic market for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,
	2020	2021	2022	2022	2023	2023
	(in ₸ million)			(in $ million)	(in ₸ million)	(in $ million)
Kazakhstan	601,662	881,596	1,264,040	2,664	1,336,694	2,817
Azerbaijan	1,207	1,890	2,726	6	2,651	6
Ukraine	—	1,336	3,826	8	3,352	7

Total revenue	602,869	884,822	1,270,592	2,678	1,342,697	2,830

The following table sets forth the breakdown of our non-current assets (excluding financial instruments, deferred tax assets and other financial assets) by geographical market as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2022	2023	2023
	(in ₸ million)		(in $ million)	(in ₸ million)	(in $ million)
Kazakhstan	91,235	132,226	279	160,514	338
Azerbaijan	29	40	0.1	58	0.1
Ukraine	472	315	1	333	1

Total non-current assets	91,736	132,581	279	160,905	339

Our Super App Model

Being “Super App first” is at the core of everything we do and is a key factor behind our success. We call our mobile applications Super Apps because, unlike single-purpose apps, our apps integrate different and complex services that are used on a daily basis and are found in one place, in a way that is simple and seamless for users.

As of September 30, 2023, the Kaspi.kz Super App had approximately 13.5 million Average MAU and Kaspi Pay Super App had approximately 565,000 Active Merchants.

Our Super Apps

Note: Data as of September 30, 2023.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free, e-Commerce and e-Grocery delivery, use m-Commerce to find and shop at local merchants, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our BNPL products, pay their household bills and save for the future, among other services. Consumers’ use of these services is rewarded through Kaspi Bonus, our loyalty points program, which can then be applied towards future purchases and payments on our Marketplace and Payments Platforms. With integrated Government Services, consumers can also access digital documents, including passports, renew their driving licenses, transfer car ownership and register their businesses.

With the Kaspi Pay Super App, merchants can sell products and services online using e-Commerce or list their businesses and offers using m-Commerce, organize nationwide delivery by connecting to Kaspi Delivery Smart Logistics Platform, run product ad campaigns with Kaspi Advertising, participate in our promotional events and access merchant financing through our Fintech Platform. Merchants can also issue and instantly settle invoices, accept payments, pay suppliers and track their turnover, among other things. Merchants also have access to Government Services, including tools to issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports. Kaspi Classifieds allows merchants to advertise their used and new goods, services and jobs to consumers.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services, creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they are able to quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable a faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate, differently branded apps.

We continuously strive to ensure that our products improve our users’ daily lives, with developing and improving products based on extensive proprietary data and consumer feedback. The popularity of our Super Apps, known for their innovative and high-quality services, has helped us make the Kaspi.kz brand Kazakhstan’s most recognized consumer brand, according to KResearch.

Our Unique Value Proposition

We believe we have a unique combination of different consumer and merchant services as compared to other leading global super apps and other digital platforms.

Our growth and profitability have historically been driven by launching and rapidly scaling new services that are relevant to users’ everyday lives. We create these new services by leveraging our existing user base, data and technology infrastructure, including our proprietary payments network.

For example, in 2020, we launched Kaspi Travel, which initially offered flight bookings. Today, Kaspi Travel also includes domestic rail and international package holidays, with more new products planned, and as of September 30, 2023, accounted for 9.3% of Marketplace GMV, which, in our opinion, is impressive scale in just over two years, and it continues to grow at a rapid rate.

We launched Kaspi B2B Payments in 2021 to enable suppliers and merchants to digitally issue and instantly settle invoices seamlessly between themselves. Kaspi B2B Payments was born out of customer behavior insights from our Household Bill Payments and P2P Payments products. As of September 30, 2023, Kaspi B2B Payments already accounted for 4% of TPV and is the fastest-growing product on our Payments Platform.

Products and Services Comparison

Kaspi.kz	Tencent	Alibaba Group	allegro	mercado libre	nubank	PayPal
e-Commerce	e-Grocery	✓	✗	✗	✓	✗	✗	✗
	3P marketplace business	✓	✓	✓	✓	✓	✓	✗
	Delivery	✓	✓	✓	✓	✓	✗	✗
Travel	Flight tickets	✓	✓	✓	✗	✗	✗	✗
	Railway tickets	✓	✓	✓	✗	✗	✗	✗
	Holiday packages	✓	✓	✓	✗	✗	✗	✗
Advertising	Advertising	✓	✓	✓	✓	✓	✗	✓
	Classifieds	✓	✗	✓	✓	✓	✗	✗
Payments	Mobile wallet	✓	✓	✓	✗	✓	✓	✓
	Debit card	✓	✓	✗	✗	✓	✓	✓
	QR code payments	✓	✓	✓	✗	✓	✓	✓
	P2P payments	✓	✓	✓	✗	✓	✓	✓
	Proprietary payment network	✓	✓	✓	✗	✗	✗	✗
	Bill payments	✓	✓	✓	✗	✓	✓	✓
	B2B payments	✓	✓	✓	✗	✗	✗	✓
Fintech	Saving accounts	✓	✓	✓	✗	✓	✓	✓
	Consumer loan	✓	✓	✓	✓	✓	✓	✓
	BNPL	✓	✓	✓	✓	✓	✓	✓
	Merchant financing	✓	✗	✓	✓	✓	✗	✓
	Car financing	✓	✓	✗	✗	✓	✗	✗
GovTech	Tax filing and payment	✓	✓	✓	✗	✗	✓	✓
	Digital documentation	✓	✓	✓	✗	✗	✗	✗
	Car ownership & registration	✓	✓	✗	✗	✗	✗	✗
	Driving license renewal	✓	✓	✓	✗	✗	✗	✗
	New business registration	✓	✓	✓	✗	✗	✗	✗

Source: ADL Report.

Our Platforms

As we deliver various mobile services to consumers and merchants through our Super Apps, we combine specific services and products into the following highly integrated and complementary platforms.

Payments Platform

Our Payments Platform facilitates transactions between and among merchants and consumers. As has been the case globally, there has been a large shift to mobile payments in Kazakhstan, and we believe our payments products have been the main driver of this rapid transformation in Kazakhstan. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool. We consider our Payments Platform to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings disproportionately more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

For the year ended December 31, 2022, net income, adjusted net income and TPV of our Payments segment were ₸199 billion ($420 million), ₸209 billion ($440 million) and ₸19,913 billion ($42 billion), respectively, which represented an increase of 58%, 59% and 54%, respectively, compared to the year ended December 31, 2021. For the year ended December 31, 2022, our Payments segment accounted for 25% of our total segment revenue.

Key services in our Payments Platform include:

Consumer Services:

•

P2P Payments enables consumers to transfer and receive money from other consumers instantly through the Kaspi.kz Super App. Most P2P Payments are commission-free to consumers, driving user acquisition, engagement and data generation, with fees generated on only 2.7% of all P2P Payments on our platform for the nine months ended September 30, 2023, which represent P2P transfers to other banks’ cards.

•

Kaspi QR technology powers our proprietary payments network by enabling end-to-end payments functionality between consumers and merchants using the Kaspi.kz and Kaspi Pay Super Apps, without the need for a card. Kaspi QR is Kazakhstan’s most widely accepted payments method, according to the ADL Report.

•

Kaspi Gold is our digital account and pre-paid debit card that consumers use to make everyday transactions in-store and online with Kaspi QR. Kaspi Gold is opened by consumers fully digitally, with consumers identified using Kaspi ID biometrics technology.

•

Household Bill Payments enables consumers to pay recurring bills through the Kaspi.kz Super App, commission-free for services such as mobile, utilities, public transportation, internet and cable TV, education, health and beauty, financial services and taxes.

Kaspi Gold. Digital Account

Merchant Services:

•

Merchant Acquiring Services provide a convenient way for merchants to accept in-store and online payments from consumers using Kaspi QR technology, Kaspi Gold debit cards and third-party bank cards. Our in-store merchant acquiring service is enabled by our POS network, which includes m-POS and Smart POS, our physical and app-based POS terminals, respectively. According to the NBK, our POS network is the largest in Kazakhstan, with approximately 543,000 m-POS and Smart POS devices in total as of September 30, 2023. 93% of all Kaspi-processed transactions are processed through our POS network.

•	Merchant Instant Invoicing allows merchants to integrate their customer invoicing or bill processing into our Payments Platform, with invoices settled seamlessly using the Kaspi.kz Super App.

•

Kaspi B2B Payments enables suppliers and merchants to digitally issue and instantly settle invoices seamlessly between themselves. We believe that Kaspi B2B Payments represents the start of a long list of innovative B2B services we are aiming to develop over the medium term.

•

Kaspi Shopping Register integrates a digital cash register in the Kaspi Pay Super App with our POS network to provide merchants with a simple solution to accept all types of payments, in compliance with government tax requirements.

•	Kaspi Pay Business Account is our digital merchant account opened by merchants after onboarding onto the Kaspi Pay Super App.

•	Tax reports and payments helps merchants calculate their taxes and file tax reports.

Marketplace Platform

Our Marketplace Platform is fully integrated into our Super Apps and connects both online and offline merchants with consumers, enabling merchants to increase their sales using an omnichannel strategy and consumers to purchase a broad selection of products and services from a wide range of merchants. Other than in e-Grocery, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

For the year ended December 31, 2022, net income, adjusted net income and GMV of our Marketplace segment were ₸152 billion ($321 million), ₸156 billion ($328 million) and ₸2,872 billion ($6 billion), respectively, which represented an increase of 53%, 53% and 56%, respectively, compared to the year ended December 31, 2021. For the year ended December 31, 2022, our Marketplace segment accounted for 18% of our total segment revenue.

Key services in our Marketplace Platform include:

3P Marketplace:

•

e-Commerce offers product selection, purchase and delivery through the Kaspi.kz Super App, where consumers can select products aided by reviews, merchant and product ratings and videos, and choose from among various delivery and payment options, supported by our Fintech and Payments Platforms.

•

m-Commerce brings a digital shopping experience to a merchant’s physical location. Merchants list their business profile, including brand, business description, store locations and operating hours. Through the Kaspi.kz Super App, consumers can research products and services and complete purchases in-store with Kaspi QR and BNPL products.

•

Kaspi Travel allows consumers to purchase rail and air tickets, as well as international package holidays within the Kaspi.kz Super App, with payments fully integrated with Kaspi Gold and BNPL products.

•	Kaspi Classifieds allows consumers and businesses to advertise their used and new goods, services and jobs to consumers.

1P Marketplace:

•

e-Grocery enables consumers to order groceries through the Kaspi.kz Super App with free home delivery within 24 hours. We target households’ typical weekly shopping needs, which is predictable and comes with a high average ticket size and healthy unit economics. By using data and modern digital products, we aim to transform the grocery shopping experience in Kazakhstan. Unlike with other Marketplace Platform services, due to the more complex operational and logistical requirements of the grocery business, we operate e-Grocery as a 1P model, ensuring that all aspects of the user experience meet our high standards.

e-Commerce. Purchase with BNPL and Kaspi Postomat

e-Commerce
Search results
Product page
Seller selection
Shopping cart
Delivery selection
Select Kaspi Postomat
Look up Kaspi Postomat's location on the map
BNPL selection
BNPL approval
Confirmation
Order notifications
Sellers
Cart
Continue
Delivery method
Go to the checkout
Kaspi Postomats
Choose
Pick up from here
Payment
Checkout
65%
We are making a decision
Thank you for your purchase!
Delivery tomorrow
Shop on Kaspi.kz

Delivery Services:

•

Kaspi Delivery Smart Logistics Platform integrates third-party delivery partners with customer orders placed through our e-Commerce service. Delivery options include “to-door” delivery, Kaspi Postomats, express delivery and in-store pick-up. In 2022, 97% of e-Commerce orders were delivered free of charge to consumers, with 50% of orders delivered in less than 48 hours. We initially prioritized scaling delivery volumes, but given the range of services that Kaspi Delivery currently offers, revenue generated by delivery services is becoming more meaningful. For the nine months ended September 30, 2023, revenue from delivery was equivalent to 1.4% of e-Commerce GMV.

•

Kaspi Postomats is our network of 5,223 proprietary APMs as of September 30, 2023 and represents our fastest-growing delivery channel. APMs increase the share of successful first-time deliveries, lower the cost of last-mile delivery and are expected to help us support long-term profitability of the Marketplace Platform. Kaspi Postomats is our most cost-efficient, environmentally friendly and reliable delivery channel, and provides a fully integrated consumer experience within the Kaspi.kz Super App. For the nine months ended September 30, 2023, approximately 37% of deliveries were through the network of Kaspi Postomats, less than two years from its launch.

Advertising Services:

•

Kaspi Advertising provides advertising campaigns on our Marketplace Platform, through which merchants may display ads on the Kaspi.kz Super App to users through product searches, suggested products and banner ads. Kaspi Advertising has a dedicated section in the Kaspi Pay Super App, where a merchant can launch and manage its campaign and evaluate its efficiency. Advertising revenue was equivalent to 0.4% of e-Commerce GMV for the nine months ended September 30, 2023 and, we believe, is expected to scale quickly going forward.

•

Kaspi Juma is our three-day national shopping festival, which we organize twice a year. In 2022, GMV from Juma’s two events represented 14.2% of Marketplace GMV. In 2023, GMV of Juma’s two events increased by 45% year-over-year compared to the 2022 Juma’s events (₸592 billion compared to ₸408 billion). Kaspi Juma gives Marketplace consumers an opportunity to shop on highly attractive and affordable terms, including special payments terms such as extended financing periods, and collect additional Kaspi Bonus loyalty points, while merchants benefit from the nationwide marketing campaign we run to promote the event.

Kaspi Advertising

Fintech Platform

Our Fintech Platform provides consumers with BNPL, finance and savings products; and merchants with merchant finance services. All of our Fintech services can be accessed digitally through our Super Apps with users identified using Kaspi ID biometrics technology.

With our proprietary technology, we originate 99.9% of our lending transactions in less than six seconds, while maintaining a consistently low Cost of Risk. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, consumers typically keep more of their deposits with us.

We believe that Fintech Platform’s profitability is a function of our Super App business model’s scalability and network effects, as well as the low-risk nature of our Fintech products, our highly attractive deposit products and our ability to leverage unique proprietary transactional, behavioral and shopping data that we have from all our platforms and Kaspi.kz Super App usage.

For the year ended December 31, 2022, net income, adjusted net income and TFV of our Fintech segment were ₸237 billion ($500 million), ₸253 billion ($533 million) and ₸5,411 billion ($11 billion), respectively, which represented an increase of 14%, 14% and 25%, respectively, compared to the year ended December 31, 2021. The majority of our revenue is generated from our Fintech segment. For the year ended December 31, 2022, our Fintech segment accounted for 57% of our total segment revenue.

Key services in our Fintech Platform include:

•

Buy-now-pay-later (BNPL) is available for consumer purchases on the Marketplace Platform. All financing is unsecured and is generally provided for a period of up to three months, and from six to 24 months during various promotions during the year, including Kaspi Juma. BNPL products with a maturity of three months are provided to consumers interest-free. Kaspi Red BNPL provides consumers with a pre-approved revolving shopping limit for purchases on the Marketplace Platform, on an interest-free basis for up to three months.

•	General Purpose Loans are loans extended to consumers for day-to-day purchases outside of our Marketplace Platform.

•	Car Finance are car loans for purchases through Kolesa.kz, the most recognized online car classifieds platform in Kazakhstan, according to KResearch. Purchased cars act as collateral for loans.

•

Kaspi Deposit are customer deposit accounts available through the Kaspi.kz Super App. Kaspi Deposit accounts are predominately denominated in tenge and U.S. dollars (90% and 10%, respectively, as of September 30, 2023, compared to 87% and 13%, respectively, as of December 31, 2022) and are current and term accounts.

•

Merchant and Micro Business Finance is a working capital finance product for merchants and small businesses. Our merchant finance product is designed to help merchants invest in their inventory and grow their sales volumes. The amount of funds merchants can borrow is linked to their turnover and GMV through our Payments and Marketplace Platforms, which incentivizes merchants to shift more of their business to us, which leads to higher sales, more transactions through our Payments and Marketplace Platforms and greater network effects.

Kaspi Red. BNPL Product

Kaspi Red
BNPL approval
Verify identity with Kaspi ID Biometrics
Why Kaspi Red?
Where to buy with Kaspi Red?
RED
65%
We are making a decision
Move your head
Sign docs digitally with Kaspi e-Sign
Confirmation
Kaspi Red page
Sign documents
Your Kaspi Red is open
150 000 ₸
75 000 ₸
Manage your shopping limit
Pay with Kaspi Red in Kaspi QR
Pay with Kaspi Red in e-Commerce
Choose a new buy-now-pay-later purchase limit
225 000 ₸
200 000 ₸
175 000 ₸
150 000 ₸

Government Services

Our Government Services is our GovTech platform that provides digital access to everyday government services thus serving our mission to make everyday life in Kazakhstan better. Government Services offered through the Kaspi.kz Super App include Digital Documents, which enable consumers to store and access ID documents in the Kaspi.kz Super App, renew driving licenses, transfer car ownership and register business. Entrepreneurs can also register new businesses, calculate and pay taxes, and file tax reports.

Although we do not generate revenue directly from Government Services, it is synergetic with our other products and contributes to higher Super App user engagement. For example, entrepreneurs need to register their businesses in order to use our Kaspi Pay Super App. Consumers can display their digital ID when boarding a flight, having purchased their ticket with Kaspi Travel. Consumers can register car ownership using the Kaspi.kz Super App after purchase with our car loan product available on Kolesa.kz.

As of December 31, 2022, 9.6 million people in Kazakhstan had visited our Government Services platform through our Kaspi.kz Super App.

Government Services. Driving License Renewal

Our Competitive Strengths

We have established a strong operational and financial track record and believe that the following competitive strengths have contributed and are expected to continue to contribute to our long-term growth and success.

Kazakhstan’s leading Super Apps with powerful self-reinforcing network effects

With our popular products and services available through our Super Apps, consumers and merchants can manage their day-to-day household and business needs in one place. Our products are highly integrated, which we believe improves the user experience and is difficult for competitors to replicate.

For consumers, the Kaspi.kz Super App is the most recognized mobile app in Kazakhstan, with 13.5 million Average MAU as of September 30, 2023. The depth and breadth of services and products available through the Kaspi.kz Super App makes it a one-stop solution where consumers can shop, pay and manage their personal finances. Our Average DAU to Average MAU ratio reached 65% in September 2023, which is one of the highest levels of daily engagement among selected major mobile applications globally as of June 30, 2023, according to the ADL Report. As of September 30, 2023, the number of Monthly Transactions per Active Consumer was 68, which, in our opinion, is an extremely high level of “super app” user engagement by global standards.

For merchants, the Kaspi Pay Super App has quickly become the merchants’ digital platform of choice in Kazakhstan, with merchants attracted to its selling proposition of instant access to our large and highly engaged consumer bases.

Our Kaspi Pay Super App is a one-stop solution where merchants can accept digital payments, increase their sales, reach new customers and access our full range of value-added services, including merchant financing, Kaspi Advertising and Kaspi Delivery.

With our two-sided Super App business model, the Kaspi.kz and Kaspi Pay Super Apps connect and facilitate transactions between and among consumers and merchants: popular payments and shopping products on our platforms attract more customers to our platforms, which in turn attracts more merchants, which in turn leads to more consumers.

Our product and service offerings are further supported by financing options for both consumers and merchants through our Fintech Platform, which contribute to higher engagement and merchant retention. These self-reinforcing network effects create additional value for users and enable us to rapidly scale additional services.

Our common brand and single Super Apps technology platform lead to high levels of operational efficiency and offer a powerful mix of scale and profitability. We aim to keep growing transaction volumes, revenue and net income by increasing engagement and by expanding the range of services available through our Super Apps.

We leverage extensive proprietary data and customer feedback to plan future product upgrades and launches. We continue to see numerous opportunities to grow our range of Super App services and aim to keep adding more transaction-based products that bring more utility to users, scale quickly and help us grow our business further.

We typically target large addressable markets, such as grocery and travel, where scale translates into meaningful net income and net income growth. As a result, we believe our Super App business model creates a structurally more profitable business than a stand-alone equivalent service model, as evidenced by our strong net income growth of 35% year-over-year for the year ended December 31, 2022 and 50% for the nine months ended September 30, 2023.

Leading and trusted brand

High-quality, innovative digital services available through our Super Apps have helped us make the “Kaspi” brand among the most recognized and popular brands in Kazakhstan. Based on the results of a survey conducted by KResearch for October 2022 – September 2023, Kaspi.kz was number one in brand awareness across our major product categories:

•	#1 in mobile applications, with 44% of respondents naming Kaspi.kz compared to 9% for the nearest brand;

•	#1 in e-commerce, with 41% of respondents naming Kaspi.kz compared to 11% for the nearest brand;

•	#1 in payments, with 81% of respondents naming Kaspi.kz compared to 5% for the nearest brand;

•	#1 in travel, with 47% of respondents naming Kaspi.kz compared to 20% for the nearest brand;

•	#1 in consumer finance, with 47% of respondents naming Kaspi.kz compared to 13% for the nearest brand; and

•	#1 in deposits, with 56% of respondents naming Kaspi.kz compared to 19% for the nearest brand.

Extensive proprietary technology and data capabilities

We believe that our proprietary technology and data capabilities provide us with a significant competitive advantage. We prioritize building our own technology, leverage machine learning and artificial intelligence to handle large volumes of data, process high numbers of transactions, orders, payments, consumer finance and deposit applications, make real-time decisions and handle customer requests and interactions.

In 2022, our systems analyzed over one million user behavior signals per minute from our Super Apps, and processed over 2.5 million chat conversations with our consumers and merchants using our virtual assistant.

Our data models have been built using billions of data points, including data from over 22 billion transactions, 23 billion user sessions in our Super Apps and 80 million loan applications since 2020. Such a high number of digital interactions with consumers provide us with large volumes of proprietary data, which we use to power our artificial intelligence and machine learning algorithms and provide a highly personalized user experience, manage risk and improve all aspects of our business.

The roll out of Kaspi Postomats, for example, was enhanced by our payments and shopping transaction data, which we used to identify the most convenient locations for our consumers. As a result, 74% of our Marketplace Active Consumers are located within five-minute walking time (approximately 400 meters) from a Kaspi Postomat, as of September 30, 2023.

Moreover, by leveraging our data and machine learning capabilities, our Kaspi Delivery Smart Logistics Platform builds routes for every phase of the delivery chain, including first mile, sorting, transit between cities and all last mile delivery options. The system selects the closest last mile courier, resulting in a significantly reduced courier mileage and improved delivery efficiency.

We have developed a highly automated machine learning and AI-powered process for capturing data and training, calibrating and validating our models. We developed our AI-powered virtual assistant several years ago and now leverage this powerful tool across many of our consumer-facing functions. Even with rapid growth, the total number of our full-time employees has been reduced from 9,310 in 2020 to 7,802 in 2022. Our virtual assistant, “Ruslan,” now does the work of approximately 1,000 employees across multiple functions, saving us approximately ₸5.3 billion (approximately $11 million) annually.

Our data scientists leverage our technology and proprietary data to make our credit and transaction risk management procedures more efficient. Our risk models analyze over 3,600 data points in order to assess the credit risk of a consumer and allow us to make 99.9% of consumer loan approvals within six seconds. This results in consistently low Cost of Risk in our Fintech Platform, which was 1.9% for the year ended December 31, 2022.

With the launch of Kaspi B2B Payments, e-Grocery, Kaspi Classifieds and Kaspi Shopping Register, we expect to be able to capture even more unique transaction observations and leverage these to better meet our customers’ needs and further improve the lending decisions we make, reduce risk, make our business more efficient and increase our competitive advantage.

Integrated technology infrastructure

Over the years, we have continuously invested in our underlying technology infrastructure to achieve an integrated end-to-end user experience and control the transaction and delivery value chain, which we believe provides us with a competitive advantage that is difficult to replicate.

In 2019, we launched our proprietary payments network driven by Kaspi QR technology. We provide end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants integrated with our Household Bill Payments product or using the Kaspi POS Terminal or Kaspi Mobile POS. In 2022, we processed more transactions through our proprietary payment network than were processed by Mastercard and Visa combined in Kazakhstan.

Kaspi Delivery Smart Logistics Platform is our in-house developed technology platform designed to provide a best-in class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. As of September 30, 2023, 2,179 couriers, 49 delivery companies and 607 sorting warehouse employees across the country were connected to our platform. Our platform is further reinforced by 5,223 Kaspi Postomats, which we believe is the largest last-mile delivery infrastructure in the country.

We leverage our biometrics technology to enable transactions, which prevents fraud and provides extra security to our consumers. Face recognition technology also enables transactions in our Super Apps and at our ATMs.

In order to provide reliable and continued access to business data and services, our IT systems are located in four dedicated data centers. Our data centers ensure a 99.99% availability across our platforms and services.

User-centric approach leads to innovative and highly relevant products

We believe that the popularity of our Super Apps is the result of our leading digital product development and relentless focus on a high-quality user experience. We work hard to ensure that our customers receive a seamless service and delightful experience when using our products. We also aim to ensure that our products are secure and meet the highest quality standard.

As a technology company, when it comes to innovation, we focus on the needs of our users. Kaspi B2B Payments, for example, was born out of customer behavior on our Household Bill Payments and P2P Payments products. We are a user-centric organization and work to ensure that everyone involved in the creation and execution of our products does so with a user-centered design philosophy. Our teams design products based upon the experiences of the people who use them.

We always proactively seek consumer feedback to evaluate if we are delivering on our mission. Through our Kaspi.kz Super App, we send push notifications asking our consumers to evaluate the quality of specific services and provide us with feedback, shortly after use. On average, approximately 200,000 consumers per month give us such feedback. The data and results we derive from feedback form an integral part of our product development process. For our employees, consumer feedback forms the main KPIs by which they are held accountable.

Our key priorities in the product development cycle are high-quality end-products and fast consumer adoption. We leverage our proprietary data to better identify, analyze and address the needs of our consumers and merchants. Our technology investments enable us to innovate and develop new products and services, while improving existing ones, and provide an integrated Super App experience.

Execution-driven corporate culture fostered by a highly motivated long-standing team

Our corporate culture is central to our success and is based on our mission of leveraging technology to improve people’s daily lives. The key members of the management team have each been with Kaspi.kz for more than ten years. The team combines both global and regional perspectives with experience acquired at the world’s leading academic, financial and technology institutions.

As a large, well-established organization, we maintain the conviction that staying agile and innovative is essential for any enterprise’s continued success. Therefore, we aim to foster an environment that inspires teamwork and continuous improvement with a goal to relentlessly deliver the best possible experience to our customers.

Following our listing on the LSE, we introduced an LTIP program in 2020, which now includes 110 senior executives and other key personnel that are eligible to receive stock options. The expansion of our equity-settled LTIP program is another step aimed at differentiating our corporate culture in Kazakhstan and ensuring our best employees are incentivized over the long term.

Our Growth Strategy

We aim to grow the number of transactions between consumers and merchants, by ensuring that our existing products are adopted by more users and that we launch new products which we expect to lead to the enlargement of our addressable markets and an increase in loyalty to our brand, further reinforcing the network effects inherent in our business model. Our core growth initiatives are based upon the following pillars:

Capitalizing on structural growth in digitalization

Over the next decade, we believe digitalization will remain a powerful driver of economic transformation globally, and particularly in Kazakhstan and the surrounding region, where consumers are increasingly demanding digital solutions that improve more aspects of their lives.

Merchants and entrepreneurs in Kazakhstan are still in the early stages of experiencing the benefits that come from digitalization, and the only way to meet customers’ continually rising expectations is by adopting innovative, best-in-class technology. We believe that we are the largest and most advanced technology company in our region, as we have successfully designed and executed our Super App business model, incorporating a wide range of digital products and services across multiple verticals.

We believe that the growth opportunity ahead is substantial and that we are very well-positioned to keep growing by leading through innovation and digitalizing more aspects of daily life. In practice, this requires us to increase user engagement and grow transactions between consumers and merchants, by increasing adoption of existing services, by existing consumers and merchants, by adding more opportunities to transact, by launching new products and by expanding the range of transaction-linked value-added services available through our Super Apps.

Within our Payments Platform, growth in TPV has been driven by Kaspi Pay payments between consumers and merchants and Household Bill Payments. As we add more opportunities to pay, we expect that consumers will transact more frequently. The data we derive from our Payments Platform will help us identify new opportunities for use of the existing Payments Platform products, as well as design products that digitalize completely new payments verticals.

Kaspi B2B Payments, which has emerged as an important growth driver more recently, is an example of how we can grow our Payments Platform by identifying new, earlier-stage verticals.

Payments Platform cohort analysis reinforces the growth opportunity as TPV per consumer has increased by approximately twenty times over the last five years, with all consumers, new and existing, continuing to contribute to strong TPV growth. With 75% of Payments Active Consumers as of December 31, 2022 coming from our 2019, 2020, 2021 and 2022 cohorts, we expect strong TPV growth to continue into the medium term.

Our Marketplace Platform is similarly well positioned to see an increase in the use of all its digital shopping services, which are designed to meet a wide range of consumers’ and merchants’ rapidly evolving needs. As we continue to make our Marketplace Platform more attractive to merchants, we expect that our consumers will quickly adopt new opportunities to shop and transact more frequently.

Marketplace Platform cohort analysis reinforces the growth opportunity as Marketplace GMV per consumer has increased by approximately four times over the last five years, and both new and existing consumers continue to contribute to strong Marketplace GMV growth. With 54% of our Marketplace Active Consumers as of December 31, 2022 coming from our 2019, 2020, 2021 and 2022 cohorts, we expect strong GMV growth to continue into the medium term.

TPV per Payments Active Consumer

Marketplace GMV per Marketplace Active Consumer

Having created the most recognized brand in online travel in Kazakhstan, according to KResearch, Kaspi Travel is driving the structural shift from offline travel services to online travel services. The popularity of using online travel services is gaining momentum in Kazakhstan, particularly following the recovery in international travel following the end of the COVID-19 pandemic. Having initially launched Kaspi Travel with domestic and international flight bookings, we subsequently added domestic rail booking services and recently have expanded our product line by adding an international package holidays offering. We expect to continue expanding Kaspi Travel’s addressable market with the addition of more product verticals.

For our Fintech Platform, as total consumer indebtedness in Kazakhstan is relatively low and stable, especially compared with other emerging markets, we see opportunities for increased adoption of digital financial products that are integrated with the shopping experience, which we expect will further stimulate consumer purchasing power and support growth across our other platforms.

In addition, our financing products for SMEs are aimed at bringing affordable digital financing to previously underserved small businesses and individual entrepreneurs, which we believe offers a significant growth opportunity in the medium term.

In underpenetrated markets, increase adoption of existing digital services

We have a strong track record of increasing user adoption of less penetrated businesses by designing high quality products that are relevant to the large and engaged user base of our more mature businesses and platforms.

With 13.5 million Average MAU as of September 30, 2023, who in turn can shop at approximately 565,000 Active Merchants, there is still a significant opportunity to grow less penetrated products and services. Going forward, we expect to grow less mature services including e-Commerce, Kaspi Travel’s full range of products, e-Grocery and Kaspi Classifieds. These services help our consumers discover the products they need, at the best possible prices, from local merchants, with free delivery, saving time and money. With consumer penetration across our full range of Super App services still low, a significant opportunity remains.

Consumer Services Penetration

Note: Average MAU data as of December 31, 2022; percentage growth reflects data for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Within our Marketplace Platform, there is an opportunity to further increase e-Commerce penetration, as its consumers comprised only 28% of our Average MAU for the year ended December 31, 2022. In the last year, we have taken strategic steps with the aim to increase engagement. In particular, we have added more e-Commerce merchants across more shopping verticals, with more SKUs, expanded free delivery and increased the number of Kaspi Postomats. According to the ADL Report, the e-commerce market only accounted for 7.6% of total Kazakhstan retail in 2022, but is expected to reach 20.5% of total retail by 2027, which represents a CAGR of 38% from 2022 to 2027.

Similarly, Kaspi Travel comprised only 15% of our Average MAU for the year ended December 31, 2022. We expect Kaspi Travel’s flight and rail ticketing proposition to continue growing rapidly, with international package holidays offerings contributing to Kaspi Travel’s GMV growth. According to the ADL Report, the outbound package holiday market was worth ₸220 billion ($464 million) in 2022, and we expect to achieve a leading market position in Kazakhstan over the medium term, similar to our performance with flights and rail verticals.

With only 2% of our Average MAU and ₸19.4 billion ($41 million) GMV for the year ended December 31, 2022, e-Grocery is our most underpenetrated major business, which offers a significant market opportunity and growth potential. The grocery market in Kazakhstan was valued at ₸6.6 trillion ($14 billion) in 2022, according to the ADL Report, but the online and digital grocery market remains nascent. We believe that with the Kaspi.kz Super App, we have established our market leading position, according to KResearch, and with the use of data and modern digital products, we aim to transform the grocery shopping experience and turn e-Grocery into a major component of the overall grocery market.

Among our merchants, financing products for SMEs and individual entrepreneurs were only used by 21% of merchants for the year ended December 31, 2022. Over time as merchants grow and modernize their businesses in part due to digitalization, embedded financing is likely to become an increasingly integral part of their operations.

Kaspi Advertising and Kaspi Delivery are earlier-stage Marketplace products only used by 4% and 8% of merchants, respectively, as of December 31, 2022. In recent years, we have prioritized building scale but expect their direct monetization to become more meaningful over time.

Merchant Services Penetration

Note: Active Merchants data as of December 31, 2022; percentage growth reflects data for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Develop new innovative digital services

Our mission is to improve people’s daily lives by developing innovative digital services. With a wide and growing range of Super App products that customers use regularly, we aim to continue developing products that will bring significant utility to consumers and merchants, deliver strong and profitable growth, and create further value for all our stakeholders.

We have a proven track record of introducing products and services that have been quickly adopted, enabling us to expand our addressable markets and create new revenue streams. In the last three years, among other services, we have launched Kaspi Travel, Kaspi B2B Payments, e-Grocery, Kaspi Postomats, Kaspi Classifieds, Merchant and Micro Business Finance and Kaspi Advertising. All those services are currently at early stage but, in our opinion, represent sizeable medium-term growth opportunities. These services are in different areas, but they will benefit from the powerful network effect our Super App business model brings. We also try to keep developing value added tools and services for merchants, such as instant invoicing, sales analytics, shopping register, tax payments and payroll taxes, which are aimed at improving their operational performance and increasing the importance of our platform to them, while providing us with increased data and monetization opportunities.

We believe that our success in profitably growing our business and achieving scale in all these areas is mainly due to our Super App strategy. In addition, we also believe that our success illustrates the talent and skills of our team in designing and integrating products that bring practical solutions to consumers and merchants. With the opportunities offered by digitalization, the pipeline of our new products remains strong and, over the medium term, we are particularly excited about digitalization opportunity for merchants’ operations, including accounting, inventory management and HR.

Replicate successful track record into new geographies

Over the long term, our ambition is to extend our geographical reach and profitably serve 100 million users, up from 13.5 million we currently serve. We believe that our asset-light, Super App business model is highly scalable and will allow us to expand into new geographies as quickly and efficiently as we have expanded into new business line verticals in Kazakhstan. We regularly review and assess the status of markets in neighboring countries in Central Asia, the Caucasus region, Central and Eastern Europe as well as other select markets, with the aim of identifying the right country, product opportunity and timing.

Every new product that we develop in Kazakhstan gives us more options to enter new countries. In addition to expansion with our Payments and Marketplace Platforms, we may consider entry strategies using Kaspi Travel, e-Grocery or Kaspi Classifieds. As we expand, our strategy will be driven by our Super App business model, and we will aim to target large addressable and profitable market segments, with the opportunity to scale all our platforms and offer a deep suite of products, relevant to consumers’ and merchants’ daily lives. Any new market entry could be organic or through the acquisition of, or other strategic partnership with, an existing leading local incumbent.

Since 2021, we have operated the payments platform Portmone in Ukraine. Although the business is small, Portmone’s payment license gives us the ability to launch other payments and related products, when the geopolitical situation stabilizes.

As part of our international expansion strategy, in 2019, we acquired Azerbaijan’s leading classifieds platforms Turbo.az (cars), Tap.az (new and used items) and Bina.az (real estate). These platforms continue to scale their users and merchants, with over 2 million MAU as of September 30, 2023 in total.

Following the completion of our investment in Kolesa (see “Related Party Transactions—Kolesa”), we have access to the most recognized classifieds platforms in Kazakhstan and Autoelon.uz, an Uzbekistan car marketplace and member of the Kolesa group. With an on-the-ground presence, we will be better positioned to understand consumers’ and merchants’ digital needs and develop the right products and services, when we believe the time is right. Kolesa is fast-growing and highly profitable. For the six months ended June 30, 2023, Kolesa reported revenue and total comprehensive income of ₸27 billion ($60 million) and ₸6 billion ($13 million), respectively, which represented an increase of 302% and 84%, respectively, compared to ₸7 billion ($15 million) and ₸3 billion ($6 million) for the six months ended June 30, 2022, respectively.

Based on the results of a survey conducted by KResearch for October 2022 – September 2023, Kolesa.kz (car) and Krisha.kz (real estate) brands were also the preferred consumer choices:

•	#1 in car classifieds, with 74% of respondents naming Kolesa.kz compared to 6% for the nearest brand; and

•	#1 in real estate classifieds, with 71% of respondents naming Krisha.kz compared to 15% for the nearest brand.

Combined with our classifieds business in Azerbaijan, we believe we will have a portfolio of leading, fast growing classifieds with over 10 million MAU across three countries.

Our Classifieds

Note: Data as of September 30, 2023.

Technology and Data

We develop technology and leverage data to create new markets and grow in our existing markets. The value that we create for consumers and merchants from developing technology at scale is enhanced by the inherent network effects in our Super App business model. While developing our technology and data analysis capabilities, we have a strong focus on scalability, security, performance and speed.

We prioritize building our own technology and use our proprietary data as part of the product development process. We believe that our proprietary technology and extensive data capabilities provide us with significant competitive advantages that are very difficult to replicate.

We are mobile-only and have developed our mobile technology with a view to distributing new releases and upgrades as soon as they are ready. This has become possible by investments in end-to-end automation and comprehensive test suites.

Our technology is built to handle large amounts of data and support exponential transaction growth, which includes shopping orders, payments, consumer finance and deposit applications.

We capture large volumes of data, which we use to power our artificial intelligence and machine learning algorithms and provide a highly personalized user experience. In addition, our technology enables us to make decisions and handle customer requests and interactions in real time. For example, in 2022, our systems allowed us to make 99.9% of consumer loan approvals within six seconds and analyze and process over 1 million user behavior signals per minute taken from our Super Apps.

Our people are the main reason we are able to build best-in-class technology and infrastructure in-house. Their experience is a massive advantage as we continue to innovate across a broad range of sectors and keep growing our unique Super App driven business model. As of September 30, 2023, we had 2,012 full-time employees in functions relating to product development, technology, design, user experience and data science.

Kaspi Data Factory

Kaspi Data Factory is our dedicated data-science and AI unit that is focused on developing technology that transforms the data we collect into a strategic asset that can be leveraged across all areas of our business to create further competitive advantages. This includes using data to automate decision-making systems, create new innovative products and services, improve the customer experience and improve our business processes.

Key responsibilities of the Kaspi Data Factory include:

•

AI and machine learning: We develop and constantly refine our AI and machine learning capabilities, which are foundational to our AI virtual assistance, risk management models and high-level user experience personalization across all our products and services.

•	Analytics and insight: We use data to generate insights that can help make better business decisions and improve our products, services and customer experience.

•	Data quality: We enhance data collection and processing, maintain and improve data quality, including the elimination of errors and inconsistencies.

•	Improve our approach and technologies that work with data: This includes testing and management of our AI, machine learning and decision-making systems.

•

Centralize data in an easily scalable environment: We use a data lake concept to optimally store both structured and unstructured information, with a single client data profile available for use across all areas of Kaspi.kz.

•	Optimize the cost of storage and processing: We regularly evaluate and test alternative ways to store data.

•	Data security: We develop and implement data security policies and procedures.

•	Compliance with laws and regulations: We ensure that we comply with all applicable data laws and regulations, including privacy and data protection.

Proprietary Technology Networks

Our Super Apps are the main gateway to all of our products and services, and continue to have a profound and transformative impact on how we interact with consumers and merchants. We also invest in the underlying proprietary technology networks to achieve an integrated end-to-end user experience across all our platforms.

Proprietary Payments Network

In 2019, we launched our proprietary payments network, disrupting the payments industry value chain. We provide end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants integrated with our Household Bill Payments product or using the Kaspi POS Terminal or Kaspi Mobile POS. Our payments network eliminates the need for a card and third-party payment network, such as Visa and Mastercard.

In order to execute on this strategy, we created Kaspi QR technology with the purpose of shifting our consumers’ payment experience in merchant stores from payments by card to payments through the Kaspi.kz Super App.

Our proprietary payment network reduces transaction costs by eliminating the need to rely on third parties and allows us to fully control the customer experience, as well as collect substantial amounts of proprietary data.

In 2022, we processed more transactions through our proprietary payment network than were processed by Mastercard and Visa combined in Kazakhstan. According to the NBK, in 2022, our proprietary payment network transactions (including TPV transactions and other transactions of consumers from their cards to their own accounts through our proprietary network) accounted for 74% of the total payment network transactions in Kazakhstan, while other payment networks, including Visa and Mastercard, had an aggregate share of 26% of total payment transactions processed in the country.

Kaspi Delivery Smart Logistics Platform

Kaspi Delivery Smart Logistics Platform is our proprietary delivery technology platform and network designed to provide a best-in-class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat.

The Kaspi Delivery Smart Logistics Platform’s functionalities include:

•

Delivery Courier Management enables third-party courier companies to deliver for us. Courier companies can manage the delivery process from pick-up and storage to delivery and returns. As of September 30, 2023, 607 sorting warehouse employees and 2,179 couriers from 49 delivery companies worked under the Kaspi Delivery brand.

•

Smart Routing selects the most efficient and fastest delivery routes. Leveraging our data and machine learning capabilities, the system builds routes for every phase of the delivery chain, including first-mile, sorting, transit between cities and all last-mile delivery options. By selecting the closest last-mile courier, our technology significantly reduces courier mileage, which leads to cost-efficiency and improves speed of delivery.

•	Logistics Order Management provides real-time tracking of orders as they move between merchants, couriers and consumers.

•

Logistics Offer Management estimates delivery times for products listed on the e-Commerce business of our Marketplace Platform and matches products with the best delivery method by city. The main aim of this service is to enable consumers to see when items can be delivered while shopping or at check-out and manage their expectations.

•

Mobile Application for Couriers is a stand-alone mobile application for couriers with personalized task management from order pick-up to delivery to the consumer or Kaspi Postomats. It also includes confirmation functionality for the courier to pass the order to the consumer.

Last-mile Delivery Proprietary Network (Kaspi Postomats)

We started to roll out Kaspi Postomats in late 2021 and had 5,223 APMs as of September 30, 2023. By the end of 2023, we are aiming to have rolled out approximately 6,000 APMs. Despite being a relatively new type of delivery service for consumers in Kazakhstan, around one-third of orders are already delivered using Kaspi Postomats.

Kaspi Postomat is managed by a dedicated technology platform that enables each individual APM to be monitored in real time for accessibility and utilization. Kaspi Postomats are also integrated with our Kaspi Delivery Smart Logistics Platform, as well the Kaspi.kz Super App. Consumers are notified when their order has been delivered and can access their parcel contact-free.

Our Technology Infrastructure

Data Centers

In order to provide reliable and continued access to business data and services, our IT systems are located in four dedicated data centers, including one data center used for testing purposes. The data centers provide 24/7 power, cooling, connectivity and security capabilities to protect critical operations and preserve business continuity for IT systems, ensuring a 99.99% availability across our platforms and services.

Payment Kiosks, ATMs and Kaspi Kartomats

As of September 30, 2023, we had a nationwide network of 3,797 payment kiosks, 3,281 ATMs and 143 Kaspi Kartomats. Payment kiosks and ATMs enable consumers to top up their Kaspi Gold wallets, repay financing or make deposits into their saving account. Customers can access this network by entering their pin-code or alternatively use contactless Kaspi QR and face recognition. Kaspi Kartomat is self-service device powered by our propriety technology that allows consumers to receive a Kaspi Gold debit card in approximately 60 seconds.

Customer Support

We believe that excellence in customer service is crucial for our continued market leadership. By helping our customers navigate our services and quickly responding to their requests, we build trust with our clients, which increases their loyalty and enhances our reputation. We provide customer support through Kaspi Message and Kaspi Guide embedded in our Kaspi.kz Super App, Kaspi Allo, our 24/7 call center and Kaspi Outlets.

For the nine months ended September 30, 2023, more than 10 million calls and messages were processed by our internally developed virtual assistant, “Ruslan,” powered by our proprietary AI technology. Our virtual assistant does the work of approximately 1,000 employees across multiple consumer-facing functions.

As of September 30, 2023, we operated 115 Kaspi.kz outlets throughout Kazakhstan. Our outlets are located in high footfall locations, and we leverage them for e-Commerce delivery by locating Kaspi Postomats inside. This works particularly well for the delivery of high-value items. We also locate our ATMs and Kartomats in and around our outlets.

Risk Management

The main objective of our risk management policy is to ensure the safe and sustainable growth of our business with a systematic approach to identification, measuring, managing and monitoring all risks we are exposed to. The risk level is subject to regular stress tests that are performed internally and as part of the annual supervisory review and evaluation process carried out by the ARDFM. Material risks arise mainly from credit, liquidity, market, operational, IT and information security risks.

Credit Underwriting

We believe that our credit risk management and underwriting are key competitive advantages. Our models have been built on billions of data points, including data from over 80 million loans, 22 billion transactions and 23 billion user sessions in our Super Apps over the last three years.

Our approach to risk management is core to our Fintech Platform’s profitability and has been proven to lead to low levels of fraud and low credit losses. Our Cost of Risk was 1.5% for the nine months ended September 30, 2023 and 1.9%, 1.6% and 1.8% for the years ended December 31, 2022, 2021 and 2020, respectively. Our vintages demonstrate consistently high-quality loan origination.

First and Second Payment Default

Delinquency Rate

Loss Rate Vintages

Unlike traditional lenders, we do not rely solely on a static consumer credit score. In addition to standard financial data, we leverage shopping, payments and behavioral data to predict repayment ability. Integration with merchant partners enables us to consider the product or service being purchased and when combined with Super App usage data gives unique and superior insights.

As a result, our risk models analyze over 3,600 data points in order to access the credit risk of a consumer. We make 99.9% of loan approvals within six seconds, enabling a seamless shopping on our Marketplace Platform and another important competitive advantage.

Our risk management models are designed to continuously improve over time and are becoming more accurate and efficient with each additional transaction we enable. Our continuously learning models benefit from increasing scale as new transaction data is integrated into our risk algorithms. As we launch new services and capture more data, we continually retrain our models, leading to exponential growth in transactions.

We have developed a highly automated machine learning and AI powered process for capturing data and training, calibrating and validating our models. This allows our data scientists, risk analysts and engineers to focus on innovation and speed. We can add a new data point within one second and fully update our model in less than one hour.

During our underwriting process, our proprietary data is supplemented by external data, including data received from credit bureaus, allowing us to estimate and monitor total consumer borrowings, and the Pension Center, which maintains a database containing information on the pension savings and payroll of Kazakhstan consumers, allowing us to additionally verify the solvency of potential borrowers.

Collection

Unlike legacy banks and lenders, which typically terminate their relationship with consumers, particularly after 90 days delinquent, we continue to treat delinquent customers as our consumer. Consumers continue to have access to all our services, except for new loans. This is important because by staying in touch we continue to capture additional data, which enables us to better understand the consumers financial position and adjust our collection strategies accordingly.

Similar to our approach to underwriting, our collection processes are powered by our technology and data. We have highly targeted collection models for specific consumer segments, which leads to high levels of collection efficiency.

90+ Collection Vintages

We use various forms of communication to remind consumers about how and when to pay. Calls by our AI powered virtual assistant, operator calls, push notification through our Super Apps and reminders through the Kaspi Message service are sent shortly prior to the loan payment date. If a consumer cannot be reached, we reach out to alternative contact persons whose information we have received as part of the loan application process, where we require loan applicants to provide at least two such contacts.

We divide the loan collection process into two stages—before and after 90 days past due. Collection of loans less than 90 days past due is performed internally. Collection of loans more than 90 days past due is outsourced to external debt collection companies whose activities are regulated and supervised by the ARDFM and the NBK.

At the early stages of the process, our primary objective is to understand and assess the reasons why a consumer missed their payment in order to develop an appropriate course of action. Upon the 15th day of a loan being past due, we place a lien on any account of the consumer opened with any bank in Kazakhstan, which ultimately reduces the balance on the consumer’s account by the amount of the delinquent payment that is debited. During later stages of delinquency, typically 60 to 90 days past due, we communicate with consumers more frequently to explain the consequences of non-repayment of the loan.

We provide collection companies with technologies and tools to enhance collection effectiveness. We have a dedicated business unit that constantly monitors the work of collection companies, as we treat delinquent consumer as our own consumer. We monitor calls, contacts and make sure that consumers are treated fairly.

Different to many traditional lenders, we do not accrue any interest or penalties beyond 90 days past due and freeze the outstanding amount. By freezing the loan amount, the consumers financial position does not continue to deteriorate. Very importantly it is easier to agree a repayment schedule when the amount is fixed, compared to when the amount is constantly changing due to interest and penalties being accrued.

Write-offs

We write off loans to customers overdue for more than 1,080 days against the allowance for loan impairment losses, which is in line with our collection procedures and statistics.

During the year ended December 31, 2022, we changed our estimate for days past due write-off criteria from 761 days to 1,080 days. This resulted in the continuation of recognition of gross loans to customers of ₸19,584 million and related allowance for impairment of ₸12,964 million as of December 31, 2022.

When loans are written-off, we continue to pursue collection. Subsequent recoveries of amounts previously written off are reflected as an offset to the charge for impairment of financial assets in our consolidated statements of profit or loss for the period when the loan recovery occurred.

Security and Fraud Prevention

All our consumers and merchants are fully identified and verified individuals or companies. We leverage our biometrics technology to enable transactions, which prevents fraud and provides extra security to our consumers. Face recognition technology enables transactions in our Super Apps and at our ATMs. If a transaction is identified as a high risk, verification is enhanced by an additional authentication process where a transaction has to be confirmed by a unique code, which is delivered to a consumer’s smartphone or by an automated or actual voice call.

We continually develop our systems to keep fraud risk at or below acceptable levels. In order to prevent fraud, we leverage our comprehensive real-time monitoring and analysis technology to identify suspicious transactions. This allows us to detect and decline suspicions transactions at the authorization stage, and we make such decisions within 0.5 seconds.

To ensure security of clients’ transactions in our Kaspi.kz Super App, certain documents, in particular, relating to financial products should be confirmed and signed through Kaspi e-Sign, an electronic signature that is required to confirm the identity of the borrower.

Our ESG Strategy

Our mission includes working to advance the needs of a broad group of stakeholders, namely our employees and the community in which we live and operate, while striving to reduce the environmental impact of our growing operations.

In 2023, we published our first detailed Social Impact Report, covering our activities carried out in 2022. Going forward, we intend to provide updates annually on the progress that we make across four key pillars: social innovation, employees and culture, environmental sustainability and responsible business practices.

Some of our most important environmental, social and governance (ESG) initiatives include:

Environmental Sustainability

As part of our environmental strategy, we work to mitigate our carbon footprint by carefully considering how we consume resources and integrating the best environmentally-focused technology into our business. In our 2022 sustainability report, for the first time, we disclosed scope 1 and scope 2 emissions. Despite rapid growth, our carbon footprint has been broadly stable over the last three years. Going forward, measurement of scope 1 and scope 2 emissions will better enable us to take steps to reduce our carbon intensity, even as our business continues to expand.

We believe our biggest impact comes from enabling others to reduce their scope 3 emissions. We design innovative digital services that transform consumer behavior. Kaspi Postomats, cardless QR payments and the ability to bank fully digitally through our Kaspi.kz Super App are just some of the examples by which we can change customer habits, with positive implications for our users’ carbon emissions footprint.

Social Innovation

Our most important stakeholders are our customers, both consumers and merchants. Every transaction we facilitate deepens our relationship with our customers and leads to a bigger multiplier effect across society.

Merchants

We promote inclusion and the formalization of payments and commerce. With a focus on domestic Kazakh merchants and brands, including entrepreneurs and SMEs, our Super Apps help local businesses to participate in the modern digital economy and operate efficiently. We give entrepreneurs and SMEs digital tools that were previously only available to larger businesses and the ability to grow their businesses nationwide.

Consumers

We help our consumers buy a broad selection of products and services at the best possible prices from a wide range of merchants. At the same time, we help consumers save for everyday purchases and fulfill their long-term financial goals. In 2022, 3.8 million Fintech Active Consumers (deposits) were able to save, earn competitive rates of interest and immediately access their money without losing interest.

Government

As part of our Government Services, we work with Kazakhstan’s Ministry of Digital Development and other government agencies to help digitalize important public services in the country. Digital documents, car ownership registration, driver’s license issuance and new business registration were our most widely used government services in 2022. We participate in the IT Committee of the Kazakhstan President, which enables us to share our experience and help remove obstacles to digitalization in Kazakhstan.

Responsible Business Practices

Safeguarding customer trust and operating in a consistent and ethical manner is fundamental to achieving our long-term business strategy. These efforts are underpinned by our approach to risk management and oversight, including policies and standards to protect our customers and platform.

Our cybersecurity systems comply with international SWIFT standards, PCI DSS and ISO 27001-5 in information security. In 2022, we did not register any cybersecurity incidents.

All of our employees undergo mandatory information security training and testing annually. In addition, annually, as part of our security program awareness, we hold a week of programming dedicated to information security, during which we discuss issues arising throughout the year, including the main types of information security threats and best practices in combatting them.

Information about data management and personal data protection measures is available in our customer guide. We also publish privacy policies and policies on processing of personal data on our website and Super Apps.

Employees and Culture

Fostering an engaged, diverse and resilient workforce is critical to achieving our mission. Lessons learned from the COVID-19 pandemic allow us to offer a more flexible approach to work for our employees and hire people located in all regions of Kazakhstan.

We continue to hire the best professionals on the market to support both our existing products and future plans. Our Kaspi Lab’s corporate university program is specifically designed to recruit Kazakhstan’s top university graduates and is just one example of the investments we make to find the best talent.

Our internal culture promotes long-term learning and development. We have well-developed review systems to help employees identify where they are today and a wide array of talent and development programs to support them on the journey to get to where they want to be.

The combination of the career progression we offer, education and training, and our approach to financial rewards is helping us to not only deliver on all aspects of our strategy but also play a major role in ensuring that Kazakhstan has the right human capital for the evolving digital future.

In addition, we provide multiple opportunities for employees at all levels to provide feedback to the management team. For example, eNPS is our main tool to collect feedback on our HR initiatives, including working conditions, compensation and quality of leadership.

Subsidiaries

We are a joint-stock company incorporated in Kazakhstan and a parent company for our group, which offers its products and services under the “Kaspi.kz” brand. The Issuer has the status of the regulated bank holding company of Kaspi Bank under Kazakhstan laws. See “Regulation.” Our registered address is at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan, and our telephone number is +7 727 3306710. Our investor relations website address is ir.kaspi.kz. Any information contained on our investor relations or other websites does not form part of this prospectus.

Kaspi Shop is a limited liability company incorporated in Kazakhstan that facilitates the operation of our Marketplace Platform.

JSC Kaspi Group is a joint-stock company incorporated in Kazakhstan and is our intermediary holding subsidiary. JSC Kaspi Group has the status of the bank holding company of Kaspi Bank under Kazakhstan laws. See “Regulation.”

Kaspi Travel (previously, LLP Traveleasy) is a company incorporated in Kazakhstan and acquired by us in July 2020, whose primary business is selling online airline and railway tickets.

Kaspi Pay is a company incorporated in Kazakhstan that operates our mobile payments platform for merchants enabled by QR technology and our Kaspi Pay Super App.

Portmone Group is a payments company incorporated in Ukraine and acquired by us in October 2021.

Kaspi Cloud is a company incorporated in Kazakhstan that provides data center services to our other group companies supporting the storage, maintenance and processing of information using server software and equipment.

Kaspi Office is a company incorporated in Kazakhstan that provides real estate management services for our group companies and owns our two main head office buildings in Almaty.

Magnum E-commerce Kazakhstan is a company incorporated in Kazakhstan, through which we operate our e-Grocery business. We acquired a 90.01% share in Magnum E-commerce Kazakhstan in February 2023 with an investment of ₸70 billion in its share capital. Prior to our acquisition, Magnum E-commerce Kazakhstan was a wholly-owned subsidiary of Magnum, the largest retail food chain in Kazakhstan, who retained a 9.99% share in the company.

Kaspi Bank is a joint-stock company incorporated in Kazakhstan. Kaspi Bank is regulated by the ARDFM and the NBK and conducts its business under a license for conducting banking and other operations and activity on securities market (No. 1.2.245/61 dated February 3, 2020). Kaspi Bank’s primary business consists of consumer banking activities.

Intellectual Property

We develop and own various types of intellectual property that are important to our business. We also rely on a significant amount of licensed software. We actively protect our intellectual property and seek to adhere to the terms of our licenses. We own or have the right to use all of the material intellectual property that we use. Our most significant brand names and logos relate to “Kaspi.kz,” all of which have been registered as trademarks and service marks in Kazakhstan. We have several domain names that we own, including www.kaspi.kz and ir.kaspi.kz.

Employees

We believe that our team is one of our most important assets. Our culture reflects our teamwork and innovation-driven focus, instilling in our professionals a passion for our clients.

The following table sets forth the number of our full-time employees by job category or functions as of the dates indicated:

	As of December 31,			As of September 30,
	2020	2021	2022	2023
Technology and product development	1,226	1,572	1,787	2,012
Call center, outlets and customer support	4,966	3,391	2,893	3,030
Administration and other functions	3,118	3,030	3,122	3,017

Total full-time employees	9,310	7,993	7,802	8,059

Geographical Information

The following table sets forth the number of our full-time employees by geographic location as of the dates indicated:

	As of December 31,			As of September 30,
	2020	2021	2022	2023
Kazakhstan	9,220	7,822	7,625	7,865
Azerbaijan	90	98	105	115
Ukraine	—	73	72	79

Total full-time employees	9,310	7,993	7,802	8,059

We employ incentive programs that reward our people with payment of bonuses based on achieving key quantitative performance indicators or success in specific projects for a particular business area, or a position under clearly defined criteria. We have developed our own evaluation and feedback processes based on customer feedback.

None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We have not experienced any work stoppages.

Competition

We do not compete with one single competitor across all our products, services and platforms. Rather, we seek to differentiate ourselves from competitors primarily based on our integrated consumer and merchant focused platforms, and the high adoption of our Super Apps is a significant competitive advantage.

Although we believe that we do not have directly comparable competitors, we face competition in each separate product and service:

•

Payments: Competes with foreign and domestic payment service providers and with retail banks (both domestic banks and subsidiaries of foreign banks) that look to gain a competitive edge through contracts with merchants.

•

Marketplace: Competes with global marketplace platforms and online and offline retailers. Even though global marketplace platforms currently have limited presence in Kazakhstan, they seek to differentiate themselves mostly by the broad selection of listed items.

•

Fintech: Competes with retail banks (both domestic banks and subsidiaries of foreign banks) that seek to differentiate themselves by offering retail deposits and consumer loans through their branch networks and points of sale at stores and shopping centers.

We are offering all of the above services through an integrated Super App business model, which we believe gives us an edge over competitors.

Legal Proceedings

From time to time, we are involved in litigation in the ordinary course of our business activities. There have been no governmental, legal or arbitration proceedings against us (including any such proceedings which are pending or threatened of which we are aware) in the recent past which may have, or have had in the recent past, significant effects on our financial position or profitability.

Facilities

Our headquarters are located at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan. We own our headquarters and lease most of the remaining real estate space.

REGULATION

We are subject to a number of laws and regulations in Kazakhstan that regulate, among other matters, payment services, anti-money laundering, data protection, information security and employment. Kaspi Bank is also subject to numerous laws and regulations governing banking activities in Kazakhstan.

The following is only a summary and, as such, is not intended to provide an exhaustive description of all of the regulatory requirements to which we are subject in Kazakhstan. We believe that we are generally in compliance with applicable laws and regulations in Kazakhstan in all material respects. Although we cannot predict the effect of changes to existing laws and regulations, we are not aware of any proposed changes or proposed new laws and regulations that would have a material adverse effect on our business, other than outlined below.

We note that the application of the regulations that are, in our opinion, material to our business and listed below may be subject to certain uncertainties and, therefore, may be associated with risks related to our business. We refer to such uncertainties below. In addition, we note that general uncertainties in the Kazakhstan regulatory, enforcement and judicial landscape may also affect our business and results of operations, including:

•

inconsistent interpretations, applications and enforcement of the law, including inconsistencies among laws, decrees, orders and regulations issued by the President of Kazakhstan, the Kazakhstan government, ministries and regulatory authorities and local laws, rules and regulations;

•	limited judicial and administrative guidance on interpreting Kazakhstan legislation;

•	the relative inexperience of judges, courts and arbitration tribunals in interpreting new principles of Kazakhstan legislation, particularly business and corporate law;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•

a high degree of unchecked discretion on the part of governmental and regulatory authorities, including in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits;

•	uncertainties related to protection of property rights against expropriation and nationalization;

•	underdeveloped or still maturing banking, insurance and securities markets laws and regulations; and

•	any future adverse changes in Kazakhstan tax law and advertising and e-commerce legislation.

See “Risk Factors—Risks Relating to Kazakhstan” and “Risk Factors—Risks Relating to Taxation” for more detail.

The main piece of Kazakhstan law regulating incorporation and management of joint stock companies is the JSC Law. See “Description of Share Capital and Charter” for more detail.

Regulation of Payment Services

The Payment Systems Law

The Law of the Republic of Kazakhstan No. 11-VI ZRK “On Payments and Payment Systems” dated July 26, 2016, as amended (the “Payment Systems Law”), is the main law establishing the legal framework for payment services in Kazakhstan. It sets forth the list of payment instruments, payments processing procedures and requirements with respect to payment services providers. Under the Payment Systems Law, it is prohibited to provide payment services in Kazakhstan without a corresponding license from the ARDFM or without registration with the NBK. A bank may provide payment services under the Payment Systems Law if it holds a license from the ARDFM for opening and maintaining clients’ bank accounts and performing transfer operations.

Kaspi Bank holds a license for conducting banking and other operations and activities in the securities market (License No. 1.2.245/61 dated February 3, 2020), including, among other things, opening and maintaining clients’ bank accounts and performing transfer operations (the “Banking License”). The Banking License allows Kaspi Bank to provide payment services under the Payment Systems Law.

Kaspi Bank was included into the Register of Significant Payment Services Providers as of May 1, 2018 and remains included therein as of the date of this prospectus. The payment services provider is considered significant if it, among others, carries out payments or money transfers in a systemically important or significant payment system in the amount of at least 25% of the total volume of payments or money transfers made in such payment system per year, or processes transactions using payment cards in the amount of at least 25% of the total volume of payments or money transfers made using payment cards per year, or processes e-money transactions in the amount of at least 25% of the total volume of these e-money transactions per year. Under the Payment Systems Law, a significant payment service provider, among other things, must determine a risk management system with respect to the risks attributable to the activities of a significant payment service provider and the procedure for resolving conflicts of interest between a significant payment service provider and interested parties. The risk management system must establish procedures for identifying, measuring, monitoring and managing risks, procedures for ensuring continuity of payment service activities and a plan for the restoration of its activities. Under the Payment Systems Law, a significant payment service provider must submit to the NBK information on the payment services it provides, assess the quality of the provided payment services and present the results of such assessment to the NBK in accordance with the procedure established by the NBK.

Accounts and Payment Processing

Under the Payment Systems Law, the NBK determines rules and procedures for maintaining bank accounts, forms of payment documents, and terms and conditions for payments processing. In particular, the Rules for the Opening, Maintaining and Closing of Clients’ Bank Accounts approved by the Decree of the Management Board of the NBK No. 207 dated August 31, 2016, as amended, set forth, among other things, know-your-client procedures, the legal framework for bank account agreements to be entered into with clients, and a unified bank account number structure. The Rules for Making Non-Cash Payments or Money Transfers in the Republic of Kazakhstan approved by the Decree of the Management Board of the NBK No. 208 dated August 31, 2016, as amended, set forth requirements for payment documents and terms and conditions of payment processing.

The NBK and the ARDFM

The NBK monitors and supervises the payment services market and:

•	analyzes the market for payment services and the use of payment instruments;

•	analyzes and evaluates the services provided by payment service providers;

•	receives information from relevant payment service providers;

•	carries out record registration of payment organizations and maintains a register of payment organizations;

•

exercises control and supervision over the observance by payment service providers that are not banks and organizations carrying out certain types of banking operations, payment system operators and payment system operating centers of the requirements of the Kazakhstan legislation on payments and payment systems;

•	conducts audits of the activities of payment service providers, payment system operating centers and other participants of the payment services market; and

•	applies restrictions and sanctions in case of non-compliance with legislation requirements.

Under a law, effective from January 1, 2020, the NBK was reorganized, and a new state agency, the ARDFM, was spun off the NBK. The ARDFM controls and supervises the compliance of banks with the payments and payment system regulation. The NBK ceased to perform its main functions as the state authority responsible for regulation, control and supervision of the financial market and financial organizations; however, it continues to perform certain key regulatory functions, such as conducting macroprudential policies and imposing a special regulatory regime. The macroprudential policy of the NBK involves, among other things, the monitoring of systemic risks in the financial system and, at its own discretion or jointly with the Kazakhstan government, imposing limitations on the performance of certain types of banking and other operations of financial organizations in case of occurrence, or a threat, of a systemic financial turmoil. Both the NBK and the ARDFM may introduce a special regulatory regime within their scope of regulation. The special regulatory regime is introduced for the purposes of increasing competition in the payment services market, the financial services market and investment attractiveness of the financial market, introduction of new services and development of the financial market to increase the degree of satisfaction and compliance with the interests of consumers, business entities and the state, and development of optimal regulation, control and supervision of the payment services market, the financial market and financial organizations, ensuring financial stability and protection of the interests of consumers.

Special Regulatory Regime of the NBK

The special regulatory regime of the NBK is a set of special conditions for conducting activities relating to payment services that may be imposed by a decree of the Management Board of the NBK for a period of up to five years in relation to payment organizations or other legal entities that are not financial organizations. The relevant decree should contain the types of payment services or related activity, the special conditions of rendering such services while the special regulatory regime is in force, and the terms of applicability of the Kazakhstan legislation to entities subject to the special regulatory regime. An entity which satisfies certain criteria established by the NBK may enter into a contract with the NBK for performance of activities as part of the special regulatory regime must be entered into with the NBK. A standard form of the contract is approved by the NBK. A payment service provider must notify its clients on that it is subject to the special regulatory regime. The NBK conducts a monthly monitoring of the entity’s compliance with the obligations under the contract.

Special Regulatory Regime of the ARDFM

The special regulatory regime of the ARDFM is similar to the special regulatory regime of the NBK and is a set of special conditions for conducting activities in the financial sector or activities related to the concentration of financial resources or payment services, that may be imposed by a decree of the Management Board of the ARDFM in consultation and coordination with the NBK for a period of up to five years. The relevant decree should contain the types of activities in the financial sector or activities related to the concentration of financial resources or payment services, and the special conditions of rendering such services while the special regulatory regime is in force, and the terms of applicability of the Kazakhstan legislation to entities subject to the special regulatory regime. An entity which satisfies certain criteria established by the ARDFM may enter into a contract with the ARDFM for performance of activities as part of the special regulatory regime. A financial service provider must notify its clients on that it is subject to the special regulatory regime. The ARDFM conducts a monthly monitoring of the entity’s compliance with the obligations under the contract.

Financial Stability Council

The Financial Stability Council is an advisory and consultative body under the President of Kazakhstan and performs interagency coordination to ensure financial stability. The Financial Stability Council consists of the Chairman of the NBK (Chairman of Financial Stability Council); Deputy of Presidential Chief of Staff of Kazakhstan or Presidential aide (overseeing social and economic issues); Chairman of the ARDFM; Minister of Finance of Kazakhstan; and Minister of the National Economy of Kazakhstan.

The primary objective of the Financial Stability Council is assisting in ensuring the financial stability of Kazakhstan and preventing or mitigating systemic risks. The Financial Stability Council initially considers and provides recommendations on issues related to ensuring financial stability, including:

•	macroprudential policy implementation measures aimed at mitigating systemic risks of the financial system;

•	measures for preventing financial turmoil and mitigation of its consequences;

•	rehabilitation measures for insolvent banks, the forced liquidation of which may lead to systemic risks for the financial system, including state participation in such rehabilitation; and

•	financing measures for rehabilitation of Second-Tier Banks (as defined below), including at the expense of the NBK or its subsidiaries.

The operating entity of the Financial Stability Council is the NBK. The Financial Stability Council may request and receive materials required for the implementation of the functions and objectives of the Financial Stability Council from Kazakhstan state authorities and other organizations on the terms set out in the Kazakhstan legislation. Such materials include, among other things, information from the NBK on identified systemic risks, results of assessments and the monitoring of systemic risks and proposed measures for their mitigation in terms of macroprudential issues, and information from the ARDFM on the financial condition and risks of financial organizations, supervisory and regulatory measures in terms of macroprudential policy and the financial condition and material position of insolvent banks, proposed measures for rehabilitation of insolvent banks and the rationale of necessity, practicability and efficiency of state participation in consideration of issues related to rehabilitation measures for an insolvent bank.

The Anti-Money Laundering Law

The Law of the Republic of Kazakhstan No. 191-IV ZRK “On Countering the Legalization (Laundering) of Criminally Obtained Income and the Financing of Terrorism” dated August 28, 2009, as amended (the “Anti-Money Laundering Law”), covers a broad scope of persons (including certain types of companies and notaries) which can be designated as financial monitoring subjects and imposes a number of requirements that these persons have to comply with, including, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and the reporting of suspicious operations. In particular, payment organizations, insurance companies and banks are to be recognized as financial monitoring subjects.

Under the Anti-Money Laundering Law, one of the main obligations imposed on financial monitoring subjects is the appropriate identification of clients and verification of certain operations, including:

•	cash transactions;

•	certain transactions where one of the counterparties is a legal entity registered, or an individual domiciled, in an offshore jurisdiction, or has a bank account in such jurisdiction;

•	transfer of money to or from a bank account or deposit opened in a foreign jurisdiction where such bank account or deposit has been opened for an anonymous person;

•	transactions conducted by a legal entity existing for less than three months; and

•	certain other transactions with property subject to mandatory registration,

in each case, exceeding ₸1 million or such higher amounts depending on the type of the transaction.

Under the Anti-Money Laundering Law, suspicious transactions must be reported immediately by financial monitoring subjects to the Financial Monitoring Agency of the Republic of Kazakhstan (the “Agency”), which has the authority to order suspension of suspicious transactions by the financial monitoring subjects, and in any case before the suspicious transaction has been processed. Transactions with money or other property that were not recognized as suspicious before they were processed must be submitted by the financial monitoring subject to the Agency no later than twenty-four hours after the transaction is recognized as suspicious.

In addition, financial monitoring subjects must carry out certain actions if an operation involves an individual or organization known to participate in extremist or terrorist activities. If the officer of a financial monitoring subject suspects that an operation is conducted to legalize any funds received from illegal activities, such operation must be reported whether or not it is qualified as suspicious. Financial monitoring subjects must not inform their clients that transactions are being reported and bear no liability for damages to their clients that may be caused by the suspension of the transactions or the refusal to process them.

Regulation of Banking Activities

Kazakhstan has a two-tier banking system, with the NBK comprising the first tier and all other commercial banks, including Kaspi Bank, comprising the second tier (“Second-Tier Banks”), with the exception of the Development Bank of Kazakhstan (DBK), which as a state development bank has a special status and belongs to neither tier. Generally, all financial institutions in Kazakhstan are required to be licensed and regulated by the ARDFM.

The NBK

The NBK is the central bank of Kazakhstan and the state authority that develops and conducts monetary policy, ensures the functioning of payment systems, conducts currency regulation and control and assists in ensuring the stability of the financial system and price stability in Kazakhstan. Although the NBK is an independent institution, it reports directly to the President of Kazakhstan. The NBK is authorized, among other things, to license legal entities conducting currency exchange operations and legal entities whose exclusive activity is the collection of banknotes, coins and valuables.

The Law of the Republic of Kazakhstan No. 2155 “On the National Bank of the Republic of Kazakhstan” dated March 30, 1995, as amended (the “NBK Law”), sets forth the legal framework relating to the NBK’s status, organizational structure and authorities.

The Banking Law

The Banking Law is the main law regulating the banking sector in Kazakhstan. It establishes a framework for banking activities, registration and licensing of banks and regulation of banking activities by the ARDFM and the NBK.

The Banking Law provides for a list of banking operations that cannot be conducted without an appropriate license from the ARDFM and sets forth a list of activities permitted for banks and Bank Holdings (as defined below).

Kaspi Bank holds the Banking License for performing banking and other certain operations and conducting activity in the securities market.

Systemically Important Financial Institutions

Under the NBK Law, to ensure the stability of the financial system, the NBK performs regular monitoring of macroeconomic and macrofinancial factors affecting the stability of Kazakhstan’s financial system and establishes a macroprudential policy, which includes a set of measures aimed at lowering the systemic risks of the financial system. Such systemic risks include the risks of interruption of the provision of financial services, which could possibly lead to the deterioration of the financial condition of the whole financial system or its parts, or the risk of interruption of the stable functioning of the financial system. Systemic risks also include risks relating to the operation of systemically important financial institutions, whose stable functioning determines the overall stability of the financial system.

Among other functions, the NBK, subject to the approval of the ARDFM, determines the criteria for classifying financial institutions as systemically important and manages the list of such financial organizations. Second-Tier Banks may be assigned the status of a systemically important financial institution subject to the NBK’s determination.

The following criteria are used for determining whether a Second-Tier Bank is a systemically important financial institution:

•	scale of the bank, i.e., the share of the bank’s total assets and liabilities of the total assets and liabilities of all Second-Tier Banks;

•	interrelatedness of the bank with financial market participants:

•	share of the bank’s inter-bank assets, contingent assets towards Second-Tier Banks and investments in its subsidiaries of the total amounts for Second-Tier Banks;

•

share of the bank’s inter-bank liabilities, contingent liabilities towards Second-Tier Banks and liabilities on pension assets of the Unified Accumulative Pension Fund invested by deposits and securities of the total amounts for Second-Tier Banks; and

•

share of the amount of individuals’ deposits placed with the bank guaranteed by the Kazakhstan Deposit Guarantee Fund, of the total amount of such deposits, placed with all banks guaranteed by the Kazakhstan Deposit Guarantee Fund;

•	fungibility of the bank:

•

share of the total amount of payments made by the bank through the inter-bank money transfer system, inter-bank clearing system, payments in the e-banking market (in a banking network), payments and transfers made through correspondent accounts opened between the bank and its counterparties, through international money transfer systems in the total amounts for Second-Tier Banks;

•	share of the bank’s loan portfolio of the total loan portfolio of Second-Tier Banks; and

•	share of assets accepted by the bank for custody services of the total assets accepted by Second-Tier Banks for custody services; and

•	complexity of banking operations performed by the bank:

•	share of total contingent claims of the bank on derivatives and foreign currency of the total amounts for Second-Tier Banks;

•	share of total contingent liabilities of the bank on derivatives and foreign currency of the total amounts for Second-Tier Banks; and

•

proportion of the total amount of securities at fair value through profit or loss and securities at fair value through other comprehensive income held by banks in the total amounts for Second-Tier Banks.

Kaspi Bank currently is a systemically important financial institution.

Capital Adequacy, Liquidity Ratios

All Second-Tier Banks are subject to regulations regarding regulatory capital and risk management. These regulations represent a substantial step towards the implementation of the Basel II accord. The NBK sets limits and rules for calculating capital adequacy, maximum credit exposures to single borrowers, liquidity ratios and open currency positions limits.

According to the Decree of the Management Board of the NBK No. 170 dated September 13, 2017, as amended, main capital and Tier 1 capital are defined through an exhaustive list of different categories of debt and equity that qualify for treatment as capital and certain ratios, as applicable.

The NBK requires banks to maintain a K1 capital adequacy ratio (base capital to total assets weighted for risk) of 5.5%, and a K1-2 capital adequacy ratio (Tier 1 capital to total assets weighted for risk) of 6.5%. The K2 capital adequacy ratio (own capital to total assets weighted for risk) requirement is 8%.

In addition, all banks, except for systemically important financial institutions, must maintain levels of K1, K1-2 and K2 ratios, accounting for the conservation buffer and system buffer, of 7.5%, 8.5% and 10%, respectively, while systemically important financial institutions must maintain such ratios at minimum levels of 9.5%, 10.5%, and 12%, respectively. Kaspi Bank is required to comply with the ratios applicable to systemically important financial institutions. Where K1, K1-2 and K2 ratios of a bank comply with capital adequacy requirements but at least one of them is below the capital adequacy ratios calculated together with capital buffer requirements, the NBK regulations provide for certain limitations for any such bank to pay dividends or buy back shares except as provided by JSC Law.

Shareholders of a bank who have the status of the Bank Holding or Major Participant (each, as defined below) of the bank are obliged to take measures provided for by the NBK regulations to maintain the capital adequacy ratios of the bank.

As of the date of this prospectus, the minimum charter capital for a newly-established bank was set at the level of ₸10 billion. In turn, the minimum capital base for a bank currently amounts to ₸10 billion.

Second-Tier Banks must make calculations of risk-weighted assets for unsecured consumer lending by calculation of a consumer’s debt ratio, dependent on whether a consumer’s payroll is officially confirmed. Therefore, certain loans granted to customers with no formal payroll or a high level of indebtedness may bear risk weights in excess of 150%.

Regulation of Retail Lending

Kazakhstan banks are required to maintain calculations of a debtor’s debt ratio in two forms: calculation of a borrower’s credit score and calculation of a borrower’s debt ratio. Calculation of the borrower’s debt ratio is required to determine whether the bank can grant unsecured consumer loans.

Consumers are able to meet the required borrower’s credit score if their wage ratio exceeds the Minimum Subsistence Level (“MSL”), which is ₸40,567 as of the date of the prospectus. The formula set for determining the minimum borrower’s credit score is as follows:

Monthly wage ≥ MSL + 0.5*MSL*(number of infant family members).

If a borrower’s monthly wage is lower than the amount calculated per the above and the debtor’s debt ratio exceeds 0.5, banks cannot provide loans or credit lines to such a borrower and cannot refinance such borrower’s existing loans if such refinancing would increase the borrower’s debt ratio.

The calculation of the monthly wage is made taking into account, among other things, the following:

•

official wage for a period from three to 12 months preceding the borrower’s application for the loan, which could be confirmed by documental means, among others, in the form of an extract from the Unified Accumulative Pension Fund, the database of State Corporation “Government for Citizens,” or an extract from the borrower’s bank account(s);

•	the borrower’s average expenses with the use of a debit card for a period from three to 12 months prior to the application for loan;

•	average balances on the borrower’s debit cards for a period from three to 12 months prior to the application for loan;

•	outstanding amounts on the borrower’s deposit(s) or current bank account(s) as of the date of application for loan; and

•	ownership of a vehicle or immovable property, the market value of which exceeds the contemplated amount of the loan.

In addition, the Banking Law provides that under a loan agreement granted to an individual who is not engaged in entrepreneurial activity, a bank or any other organization performing various types of banking activities is not allowed to accrue and claim interest, penalty (fees or charges), or fees or other payments connected with such loan, following 90 consecutive calendar days of the individual’s delay in repaying any payments of the principal debt amount or interest on the loan. This restriction, however, does not apply to retail loans entered into with an individual if, as of the effective date of the loan agreement, the principal amount under the loan was secured in full by a property subject to registration or cash collateral.

Deposit Insurance

In December 1999, a self-funded domestic deposit insurance scheme was established. As of the date of this prospectus, 19 banks, including Kaspi Bank, are covered by this scheme. At present, the insurance coverage is limited to personal deposits in any currency and current accounts up to a maximum amount per customer of ₸20 million for a saving deposit in tenge, ₸10 million for other deposits in tenge and ₸5 million for deposits in a foreign currency at any given bank. Only banks participating in the deposit insurance scheme are authorized to open accounts and take deposits from private individuals and participation in the deposit insurance scheme is mandatory for Second-Tier Banks. If a customer holds several deposits of different kinds and in different currencies with a bank, such customer is entitled to receive aggregate guaranteed compensation in respect of such deposits in an amount not exceeding ₸20 million.

Deposit Interest Rate Caps

As of the date of this prospectus, under Kazakhstan law, interest rates on deposits for individuals that we offer were capped at 15.5% for tenge-denominated deposits and 1.0% for U.S. dollar-denominated deposits.

Starting from January 1, 2024, a new regulation in relation to deposit interest rates will come into force. Under this new regulation, the interest rate caps for tenge-denominated deposits with fixed interest rates will apply only to the so-called “less than well capitalized banks.” The caps for deposits in foreign currency will remain to apply to all banks. The criteria for classifying as a less than well capitalized bank are established by the internal rules of Kazakhstan Deposit Insurance Fund JSC, a wholly owned subsidiary of the NBK. Kaspi Bank currently does not fall within the criteria for being classified as “less than well capitalized bank.”

Acquisition of Shares of Kazakhstan Banks

Shareholders of a Kazakhstan bank

Under the Banking Law, any individual or legal entity can be a shareholder of a Kazakhstan bank except as follows:

•

a legal entity registered in an Offshore Jurisdiction (as defined below) cannot be a shareholder in a Kazakhstan bank, unless such Kazakhstan bank is a subsidiary of a non-resident bank and such non-resident bank has the minimum required credit rating issued by one of the rating agencies determined by the ARDFM; or

•	an individual or a legal entity cannot own shares in a Kazakhstan bank exceeding a certain threshold established by the Banking Law without the prior written consent of the ARDFM (as described below).

General ownership restriction

Direct or indirect acquisition of shares in a Kazakhstan bank may require the prior written consent of the ARDFM if certain thresholds set out under the Banking Law are met or exceeded.

In particular, without obtaining the prior written consent of the ARDFM no person (whether independently or jointly with another person) can directly or indirectly:

•	own, use or manage 10% more of the Kazakhstan bank’s placed shares (excluding preferred shares and shares redeemed by the respective Kazakhstan bank), and also

•

have control or the ability to influence the decisions made by the respective Kazakhstan bank in the amount of 10% or more of the Kazakhstan bank’s placed shares (excluding preferred shares and shares redeemed by the respective Kazakhstan bank).

This requirement, among other things, does not apply to the state or the national managing holding, an organization specializing in improving the quality of loan portfolios of Second-Tier Banks, subsidiaries of the NBK, and a single accumulative pension fund if it owns 10% or more of a Kazakhstan bank’s placed shares (excluding preferred shares and shares redeemed by a Kazakhstan bank) at the expense of pension assets.

If a person acquires (whether independently or jointly with another person), directly or indirectly, 10% or more of the voting shares of a bank without obtaining the prior written consent of the ARDFM, the ARDFM has the right to apply the supervisory response measures envisaged by the Banking Law, which includes, among others, the requirement for the sale of shares in a bank by the respective person within a period not exceeding six months. In addition, exercising a right to vote at a general meeting of shareholders without the relevant ARDFM consent may be subject to a legal challenge by the ARDFM or any other interested party of the legality of the general meeting and any decision taken at such general meeting of shareholders.

A person who has acquired 10% or more of the voting shares of a Kazakhstan bank is considered its affiliate and must disclose its identity to the respective Kazakhstan bank in the manner prescribed by the law. Information about the identity of an affiliate is publicly available. The owner of 10% or more of the voting shares in a Kazakhstan bank also assumes certain obligations, including the obligation to support the respective bank in remedying any financial problems it may incur (primarily through providing equity capital or subordinated debt), an obligation to obtain a credit rating and ongoing reporting obligations.

The Banking Law also provides for such terms as “Major Participant” and “Bank Holding” in relation to shareholders of a Kazakhstan bank.

Major Participant status

Under the Banking Law, an individual or a legal entity (except for, among others, the state, the national managing holding, an organization specializing in improving the quality of credit portfolios of Second-Tier Banks and subsidiaries of the NBK), which (whether independently or jointly with another person):

•	may directly or indirectly own 10% or more of placed shares of a Kazakhstan bank (excluding preferred shares and shares redeemed by a Kazakhstan bank);

•	may directly or indirectly be able to vote with 10% or more of the Kazakhstan bank’s voting shares; or

•	may influence the decisions taken by the Kazakhstan bank by virtue of a contract or otherwise,

will be deemed to be a major participant of a Kazakhstan bank (the “Major Participant”) and will need to obtain the prior written consent of the ARDFM before acquiring such status.

Bank Holding status

Under the Banking Law, a legal entity (except for, among others, the state, the national managing holding, an organization specializing in improving the quality of credit portfolios of Second-Tier Banks and subsidiaries of the NBK), which (whether independently or jointly with another person):

•	may directly or indirectly own 25% or more of the Kazakhstan bank’s placed shares (excluding preferred shares and shares redeemed by a Kazakhstan bank);

•	may directly or indirectly be able to vote with 25% or more of the Kazakhstan bank’s voting shares; or

•	may determine the decisions taken by the Kazakhstan bank, by virtue of a contract or otherwise, or have control,

will be deemed to be a bank holding of a Kazakhstan bank (a “Bank Holding”) and will need to obtain the prior written consent of the ARDFM before acquiring such status.

Where a foreign legal entity directly holds 25% or more of the placed shares (excluding preferred shares and shares redeemed by a Kazakhstan bank) of a Kazakhstan bank, or has the ability to vote directly with 25% or more of the Kazakhstan bank’s voting shares, such foreign legal entity must be a financial organization having a minimum required rating and subject to consolidated supervision in its country of residence.

The Banking Law sets forth a list of activities permitted for a Bank Holding. Such permitted activities include, among others:

•	establishment or acquiring shares by a Bank Holding of certain legal entities, including, (i) financial organizations, (ii) organizations engaged in development, implementation and support of software used by financial organizations, (iii) legal entities-non-residents of the Republic of Kazakhstan having the status of banks, insurance organizations, pension funds, professional participants in the securities market, (iv) organizations providing services to enable transactions between financial institutions or issuers and consumers of financial services using information system via the Internet;

•

acquiring the bonds of, among others: (i) international financial organizations, including, Asian Development Bank, Eurasian Development Bank, European Bank for Reconstruction and Development, International Monetary Fund, International Finance Corporation, (ii) bonds that meet the requirements established by the NBK, such as bonds issued by the Ministry of Finance of the Republic of Kazakhstan, the National Bank of the Republic of Kazakhstan or local executive bodies of the Republic of Kazakhstan, bonds of foreign issuers having S&P rating not lower than “B” (or equivalent Fitch or Moody’s rating), and bonds issued by the governments of foreign countries having S&P sovereign rating of at least “BBB-” (or equivalent Fitch or Moody’s rating), (iii) own bonds of a Bank Holding and bonds issued by subsidiaries of the Bank Holding that are guaranteed by the Bank Holding;

•	acquiring assets from a person not associated with the Bank Holding by special relations for the Bank Holding’s own needs;

•	providing consulting services on issues related to financial activities;

•	sale of own assets.

Bank Holdings that indirectly own the shares of the bank through ownership of shares of a Bank Holding-resident of the Republic of Kazakhstan that directly owns the shares of the bank are exempt from limitations established by the Banking Law in relation to permitted activities. We are exempt from such limitations as we indirectly own shares in Kaspi Bank through JSC Kaspi Group.

Consent of the ARDFM

Under the Banking Law, the ARDFM’s consent for a Major Participant or Bank Holding status is issued by the ARDFM within 50 business days after the relevant application is submitted to the ARDFM subject to the provision of required documents and absence of grounds for the ARDFM’s refusal to issue the consent established by the Banking Law, which include, among others:

•	unstable financial condition of the applicant;

•	breach of requirements of Kazakhstan competition regulations as a result of acquiring the Major Participant or Bank Holding status;

•	potential deterioration of financial condition of the bank;

•	inefficiency of the provided recapitalization plan in the case of deterioration of a bank’s financial condition; and

•	lack of impeccable business reputation of an applicant who is an individual or of a business executive of an applicant which is a legal entity.

Minimum credit rating requirement

Non-resident legal entities may obtain the consent of the ARDFM to acquire the status of a Bank Holding or a Major Participant if such non-resident legal entities or their parent companies meet a minimum required credit rating determined by the ARDFM.

Offshore Jurisdictions prohibition

In accordance with Article 17(5) of the Banking Law, legal entities registered in any of the Offshore Jurisdictions (as listed below) cannot directly or indirectly own, use, or dispose of voting shares of a

Kazakhstan resident bank, unless such Kazakhstan resident bank is a subsidiary of a non-resident bank and such non-resident bank has the minimum required rating of one of the rating agencies determined by the ARDFM.

The exact list of Offshore Jurisdictions is determined by the ARDFM. The following are currently Offshore Jurisdictions: Principality of Andorra; State of Antigua and Barbuda; Commonwealth of the Bahamas; Barbados State; State of Belize; The state of Brunei Darussalam; Republic of Vanuatu; Republic of Guatemala; State of Grenada; Republic of Djibouti; Dominican Republic; the Canary Islands (Spain); Macau Special Administrative Region (People’s Republic of China); Federal Islamic Republic of Comoros; Republic of Costa Rica; Labuan enclave (Malaysia); Republic of Liberia; Principality of Liechtenstein; Madeira Islands (Portugal); Republic of Maldives; Republic of Malta; Republic of Marshall Islands; Union of Myanmar; Republic of Nauru; Aruba and the dependent territories of the Antilles (Netherlands); Federal Republic of Nigeria; Cook Islands and Niue (New Zealand); Republic of Palau; Republic of Panama; Independent State of Samoa; Republic of Seychelles; State of Saint Vincent and the Grenadines; Federation of Saint Kitts and Nevis; State of Saint Lucia; Anguilla Islands, Bermuda, British Virgin Islands, Gibraltar, Cayman Islands, Montserrat Island, Turks and Caicos Islands, the Channel Islands of Sark and Alderney, South Georgia Island, South Sandwich Islands and Chagos Island (United Kingdom); U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico (United States); Kingdom of Tonga; Republic of the Philippines; Republic of Montenegro; Democratic Republic of Sri Lanka; United Republic of Tanzania; Commonwealth of Dominica; Cooperative Republic of Guyana; Lebanese Republic; Islamic Republic of Mauritania; Mariana Islands; City of Tangier (Kingdom of Morocco); Republic of Suriname; Republic of Trinidad and Tobago; Sovereign Democratic Republic of Fiji; Kerguelen Islands, French Guiana and French Polynesia (France); and Jamaica.

Financial Stability

Under the Banking Law, in the event of a breach by a bank of capital adequacy or liquidity ratios, or two or more breaches by a bank in any 12-month period of any other prudential or other mandatory requirements, the Kazakhstan government, based on the proposal of the ARDFM, may acquire, either directly or through a national management holding company, the issued shares of any bank in Kazakhstan to the extent necessary (but not less than 10% of the total amount of placed shares of such bank, including those to be acquired by the Kazakhstan government or the national management holding company) to improve such bank’s financial condition and ensure compliance with prudential or other mandatory requirements. If all authorized shares are outstanding or the number of unplaced or treasury shares is insufficient for the acquisition, the Kazakhstan government may approve the increase of the number of authorized shares of the bank, the number of shares to be placed in favor of the Kazakhstan government and the placement price. The Banking Law provides that the management and shareholders of an affected bank are not granted any right to approve any such acquisition, and any shares issued as part of any such acquisition may be issued without granting pre-emptive rights to existing shareholders. Following such an acquisition, the state body authorized to manage state property or the national management holding company is authorized to appoint no more than 30% of the members of the board of directors and the management board of the affected bank.

The Kazakhstan government or the national management holding company must sell the acquired shares by way of direct sale or through the stock exchange in case of improvement to the financial condition of the bank.

If a bank’s liabilities exceed its assets, the ARDFM may buy out shares of such bank subject to the consequent sale of the shares to an investor guaranteeing improvement of the bank’s financial condition. The buyout is carried out under the ARDFM’s decision at the price determined by the ARDFM taking into account the ratio of the bank’s assets to its liabilities as of the date of the ARDFM’s decision. The shares are subsequently sold at the price the ARDFM bought the shares from the original shareholder to the investor that complies with the requirements set out by the Banking Law on the shareholders of the bank. See “—Acquisition of Shares of Kazakhstan Banks—Shareholders of a Kazakhstan bank.”

The main objectives of these regulations are to improve early detection mechanisms for risks in the financial system, provide powers to the Kazakhstan government and the ARDFM to acquire shares in commercial banks that face financial problems, and improve the overall condition of financial institutions in Kazakhstan.

Other Regulations

The Banking Law establishes an exhaustive list of activities allowed for a Bank Holding and lists the types of legal entities whose shares may be acquired by a bank or a Bank Holding.

Under the Banking Law, the ARDFM’s consent is required for election or appointment of the top management at the level of a bank and at the level of a Bank Holding. For consent purposes, top management of a bank includes members of the board of directors, members of the management board, chief accountant, deputy chief accountant and other managers of a bank coordinating or monitoring the activities of more than one structural unit of the bank and is authorized to sign documents on the basis of which banking operations are conducted. Top management of a Bank Holding includes members of the board of directors, members of the management board, chief accountant, deputy chief accountant and other managers of a Bank Holding coordinating or monitoring the activities of subsidiaries or organizations where a bank holding holds (directly or indirectly) significant participation in the capital of such organization (i.e., holds 20% and more of voting shares (participatory interests in the charter capital) (whether independently or jointly with another legal entity)).

Management of Distressed Assets

The Banking Law allows a bank, upon receipt of the consent of the ARDFM, to establish or acquire a subsidiary organization acquiring distressed assets of the parent bank. One of our subsidiaries, ARK Balance LLP, was established on December 20, 2013 for the purposes of managing Kaspi Bank’s distressed assets.

The procedure for a subsidiary acquiring distressed assets of the parent bank, the period during which the subsidiary manages the acquired distressed assets, as well as the requirements for such assets are established by the ARDFM. Such subsidiary organization may conduct only those activities related to the management of distressed assets which are in line with the regulations of the ARDFM.

A subsidiary organization acquiring distressed assets is obliged to transfer the money received from its activities to the parent bank, except for amounts of expenses related to the implementation of the activities related to acquisition and disposal of distressed assets under the Banking Law.

Authority of the ARDFM under the Banking Law

Under the Banking Law, the ARDFM may apply a number of supervisory response measures with respect to banks (including Second-Tier Banks in Kazakhstan such as Kaspi Bank), Bank Holdings, the top management of the respective bank and the Bank Holding, their respective Major Participants, a bank conglomerate or organizations included in a bank conglomerate in order to protect the interests of depositors, creditors, clients and correspondents of banks, ensure the financial stability of banks and prevent deterioration of financial conditions and increasing risks related to bank’s banking activities.

Supervisory Response Measures

The Banking Law allows the ARDFM to apply the following supervisory response measures:

•	recommended supervisory response measures;

•	measures for improvement of financial condition and minimization of risks; and

•	compulsory measures of supervisory response.

Recommended supervisory response measures

“Recommended supervisory response measures” are taken by the ARDFM when deficiencies, risks or violations in the activities of banks, organizations engaged in certain types of banking operations, Major Participants, Bank Holdings, the bank conglomerate or organizations included in the bank conglomerate do not have material impact on financial stability and do not threaten their financial condition and / or interests of the bank’s depositors. Such measures include making a notification on discovered instances of non-compliance to a bank’s governing bodies, Major Participants, Bank Holdings or bank conglomerate member entity, recommendation on mitigation of revealed instances of non-compliance and warning on implementation of other supervisory response measures.

Measures on improvement of financial conditions and minimization of risks

The Banking Law allows the ARDFM to apply a number of measures aimed at the improvement of the financial conditions and minimization of risks of the banks, organizations engaged in certain types of banking operations, Major Participants, Bank Holdings, the bank conglomerate or organizations included in the bank conglomerate. In particular, Article 46 of the Banking Law allows the ARDFM to apply, among other things, the following measures aimed at the improvement of financial condition and minimization of risks, including:

•	requiring that the bank maintains the capital adequacy ratios or liquidity ratios above the minimum levels established by the NBK;

•	removing the top management of a bank;

•	suspending or restricting carrying out certain types of banking and other operations, carrying out certain types of transactions or establishing a special procedure for their implementation;

•	restructuring of assets or bank liabilities, including changes in their structure;

•

reduction of expenses, including through the termination or limitation of additional hiring of employees, closure of branches and representative offices, subsidiaries, restriction of remuneration and other types of material incentives for top management;

•	suspension or restriction of investments in certain types of assets or the establishment of their special order of implementation;

•	forming provisions or reserves according to international financial reporting standards;

•	restricting operations with persons connected with a bank by special relations; and

•	suspending accrual or payment of dividends on shares or unlimited financial instruments.

The ARDFM can apply the above compulsory measures by way of:

•	issuing mandatory written instructions to a bank setting out compulsory measures to be taken by the bank or requiring that the bank develops an action plan to restore such bank’s financial condition;

•	entering into an agreement with a bank setting out measures to be taken by the bank to remedy any identified breaches.

While not being directly named “compulsory” these measures on improvement of financial conditions and minimization of risks are effectively compulsory in nature.

Compulsory measures of supervisory response

The Banking Law sets out a list of compulsory measures of supervisory response. ARDFM applies compulsory measures of supervisory response to Major Participants and Bank Holdings, as well as organizations that are part of a banking conglomerate if, among others:

•

the use of other supervisory response measures cannot ensure the protection of the interests of depositors and creditors, the financial stability of a bank, and the minimization of risks associated with the activities of a bank; or

•	the actions or inaction of a Bank Holding or a Major Participant could lead to a further deterioration in the financial position of the bank or Bank Holding.

If a bank’s shareholders include a Major Participant or a Bank Holding, the ARDFM may require such shareholders to decrease their direct or indirect ownership of the relevant bank to less than 10% of the bank’s voting shares in the case of a Major Participant and less than 25% of the bank’s voting shares in the case of a Bank Holding. Such measures can be applied to a bank’s shareholder when, for example, the bank’s shareholders which are Major Participants or a Bank Holding are in an unstable financial condition, which may negatively affect the bank concerned.

ARDFM may apply measures on the improvement of financial conditions, the minimization of risks, and compulsory measures of supervisory response when it discovers any deficiencies, risks or violations including based on its justified judgment.

Bank with an Unstable Financial Situation

The ARDFM can classify a bank as a bank with an unstable financial situation threatening the interests of its depositors and creditors or threatening the stability of the financial system if certain criteria are met by the bank. Such criteria, among others, include situations when the bank’s capital adequacy ratios fall below the minimum levels, or the bank fails to fulfill monetary obligations and other claims of its creditors due to the absence or insufficiency of money in the bank. The ARDFM may apply any supervisory response measures to the bank with an unstable financial situation. If a bank’s unstable financial situation is not remedied within the period established by the ARDFM, the ARDFM may qualify this bank as an insolvent bank and apply certain measures, such as, for example:

•	requiring the bank to carry out compulsory restructuring of its liabilities;

•	requiring the bank to transfer all or part of its assets and liabilities to another bank(s);

•	creating a stabilization bank, and requiring the bank to transfer all or part of its assets and liabilities to such stabilization bank; or

•	deprivation of a license to conduct banking and other operations with the subsequent forced liquidation of the insolvent bank.

Sanctions

The ARDFM has the right to apply to the bank, the Major Participant, the Bank Holding, organizations that are part of a banking conglomerate, as well as organizations carrying out certain types of banking operations, sanctions (regardless of the supervisory response measures applied to them earlier, if any) in the form of suspension or deprivation of a bank’s license or annexes to a bank’s license for all or certain banking operations on the grounds provided for in Article 48 of the Banking Law.

Personal Data Protection

The Personal Data Law applies to us. Among other things, the Personal Data Law requires that an individual must consent to the processing (i.e., any action on the accumulation, storage, modification, addition, use, distribution, depersonalization, blocking and destruction) of their personal data and must provide such consent prior to the personal data being processed. Under the Personal Data Law, personal data processing consent may be provided in several forms, most commonly in writing.

Under the Personal Data Law, the storage of personal data must be carried out by the owners or operators of personal data bases, as well as by any third party which has contractual relationships with such owners or operators, in the database which is physically located and stored within the territory of the Republic of Kazakhstan.

Under the Personal Data Law, owners and operators of personal data databases must ensure security of personal data through legal, technical and organizational measures and in accordance with the requirements set forth by the Law of the Republic of Kazakhstan No. 418-V ZRK “On Informatization” dated November 24, 2015, as amended.

Employment

Employment matters in Kazakhstan are governed mainly by the Labor Code of the Republic of Kazakhstan No. 414-V dated November 23, 2015 (the “Labor Code”). The Labor Code sets out minimum rights of employees that must be complied with by any employer in Kazakhstan. Employment is required to be documented by an employment agreement that may be entered into either for an indefinite term or a fixed term (generally not less than one year). Foreigners may be employed in Kazakhstan equally as Kazakhstan citizens. However, as a general rule, a work permit is required prior to employment of foreign citizens. The permits are issued within the annual quota limits for employing foreigners in Kazakhstan established by the Ministry of Labor and Social Protection of the Republic of Kazakhstan.

Under the Labor Code, employees are granted certain rights and protections. For instance, a regular duration of working hours must not exceed forty hours a week. Overtime work must not exceed two hours a day for each employee and must be compensated. The total duration of overtime work must not exceed twelve hours a month and one hundred and twenty hours a year. The paid annual leave must be at least twenty-four calendar days.

An employment agreement may be terminated, among others, by mutual consent of the employer and the employee, upon expiration of the employment agreement, at the employee’s initiative, or at the employer’s initiative. Unilateral early termination of employment agreements by an employer is possible only for certain reasons expressly outlined in the Labor Code, and generally requires a prior termination notice and compensation. The Labor Code establishes cases when early termination of employment agreements by an employer is prohibited, including during the period of temporary disability of employee and during the annual leave, as well as in relation to pregnant women, women with children under the age of three and single mothers of children under the age of fourteen or children with disabilities under the age of eighteen.

Entering into a collective bargaining agreement is allowed by the Labor Code but is not compulsory. An employer must maintain a compulsory occupational accident insurance and social insurance.

Consumer Protection

Consumer protection in Kazakhstan is designed to safeguard the rights and interests of consumers and is regulated by Law of the Republic of Kazakhstan No. 274-IV “On Protection of Consumer Rights” dated May 4, 2010 (the “Consumer Protection Law”). The Consumer Protection Law guarantees the rights of consumers to, among others, have accurate and complete information about goods, works or services, as well as about the seller or producer, acquire goods, works or services that meet the required quality and safety standards, free choice of goods, works or services, exchange and return of goods, compensation for personal injury or property damages due to defects in goods, works or services.

While the Consumer Protection Law mostly regulates the activity of sellers or producers of goods and service provides, it also imposes certain obligations on e-trading platforms, such as the e-Commerce business of our Marketplace Platform. Under the Consumer Protection Law, e-trading platforms must adopt adequate internal procedures targeted at the prevention of inappropriate actions of sellers and provision of false information for the purposes of preventing illegal trade. E-trading platforms must also ensure the use of secure communication channels in their operations.

Commerce Regulation

As we operate an e-marketplace, we are subject to e-commerce regulation in Kazakhstan under Law of the Republic of Kazakhstan No. 544-II “On Regulation of Commerce” dated April 12, 2004. Under this law, the infrastructure of e-commerce via e-trading platforms must provide for the user terms of service, electronic payment options for goods, works and services using banking payment systems, delivery options for goods or services, settlement of payments between sellers and purchasers and possibility of entering into contracts electronically.

An e-trading platform must also develop procedures for ensuring the integrity and confidentiality of information. An e-trading platform generally must not disclose information on transactions and user data, transfer electronic documents to third parties, electronic messages or their copies and change the content of electronic documents or electronic messages or the procedure for their use.

Advertising Regulation

Advertising regulations in Kazakhstan aim to ensure fair and transparent practices, protect consumers, and maintain ethical standards in advertising. Law of the Republic of Kazakhstan No. 508-II “On Advertising” dated December 19, 2003 defines advertising as information distributed or placed in any form by any means, intended for an undefined audience and designed to form or maintain interest in an individual or legal entity, goods, trademarks or services and facilitate the sale thereof.

Advertising regulations set out general rules and requirements for advertising, such as that:

•	advertising must be reliable and recognizable without special knowledge or the use of special tools;

•	advertising must be distributed in Kazakhstan in the Kazakh language, and at the discretion of the advertiser also in Russian or other languages;

•	advertising of goods, works and services prohibited for production and sale is not allowed;

•

if the activity carried out by the advertiser is subject to licensing, then advertising of relevant goods, works and services, as well as advertising of the advertiser shall indicate the number of the license and the name of the authorized body that issued the license;

•	in advertising of goods, works and services sold on the territory of Kazakhstan the price, tariffs or rates must be indicated in tenge;

•

advertising must not be used to promote or agitate changes in the constitutional order, violation of the integrity of the Republic of Kazakhstan, undermining the security of the state, war, social, racial, national, religious, class and tribal superiority, the cult of cruelty and violence, pornography, as well as dissemination of information constituting state secrets of Kazakhstan and other secrets protected by law;

•	advertising must not cause panic in society, induce individuals to aggression, as well as to other illegal actions or inaction;

•	false, inaccurate, misleading, unethical, hidden advertising is prohibited.

When producing, distributing, advertising financial (including banking), insurance, investment and other services related to the use of money of individuals and legal entities, securities, it is prohibited, among others, to:

•	provide information in advertising that is not directly related to the advertised services or securities;

•	guarantee income and the amount of dividends on common shares;

•	advertise securities without registration of their issue, as well as in the case of suspension or recognition of the issue of securities invalid;

•	provide any guarantees or proposals on the future profitability of activities, including by announcing an increase in the market value of securities; and

•	conceal any material terms stipulated in the contracts.

Bankruptcy of Individuals

On December 30, 2022, new Law of the Republic of Kazakhstan No. 178-VII “On Restoration of Solvency and Bankruptcy of Citizens of the Republic of Kazakhstan” (the “Citizens Bankruptcy Law”) was signed by the President introducing for the first time the concept of bankruptcy of individuals that are not individual entrepreneurs with the objective to reduce the debt burden of citizens. The Citizens Bankruptcy Law sets outs court and out-of-court bankruptcy procedures, as well as procedures for restoration of individuals’ solvency. The application for bankruptcy or restoration of solvency can only be filed by an individual and not their creditors.

Out-of-court bankruptcy is available only if the creditor is a bank, a branch of a foreign bank, a microfinance organization or, in certain cases, a collection agency, only if the amount of debt does not exceed 1,600 MCI and subject to certain other conditions. The application for an out-of-court bankruptcy must be filed through the specialized governmental web portal, and once the resolution on bankruptcy is published, obligations of the debtor are deemed terminated. In respect of debts exceeding 1,600 MCI and meeting certain other conditions, individuals are able to apply for court bankruptcy. The court procedure includes appointment of a financial receiver who, among others, lists inventory of the debtor’s assets, coordinates with the Ministry of Finance the publication on the Ministry’s website of commencement of court procedure, collection of creditors’ claims, sale of the debtor’s assets, settlement of creditors’ claims, and issues a final report which includes a statement on whether there are grounds for termination of the debtor’s obligations. If the court is satisfied, it will pass a decision and once the decision is entered into force, obligations of the debtor are deemed terminated.

An individual declared bankrupt is barred from getting a loan from banks and microfinance institutions for five years from the date of completion of the bankruptcy procedure and declaration of bankruptcy. In addition, a bankrupt individual is prohibited from providing collateral in the form of a pledge, guarantee or surety under any bank loan and microcredit agreement for the same period.

See “Risk Factors—Risks Relating to Our Business and Industry—Our business depends on consumers’ consumption and income levels.”

MANAGEMENT

Executive Officers

The following table sets forth our executive officers, their ages and titles as of the date of this prospectus.

Name	Age	Title
Mikheil Lomtadze	48	Chairman of the Management Board (CEO), Director
Tengiz Mosidze	49	Deputy Chairman of the Management Board (CFO)
Yuri Didenko	49	Deputy Chairman of the Management Board (Capital Markets)
Pavel Mironov	44	Deputy Chairman of the Management Board (COO)

The following is a brief summary of the business experience of our executive officers.

Mikheil Lomtadze is our co-founder and has been with us since our inception. He currently serves as Chairman of the Management Board, our Chief Executive Officer and an executive director. Prior to joining us in 2007, Mr. Lomtadze was a partner at Baring Vostok Capital Partners. From 1995 to 2000, Mr. Lomtadze founded and developed GCG Audit, a strategy consulting and auditing firm in Georgia, which later became part of the Ernst & Young global network. From 2018 to 2022, Mr. Lomtadze was named the best CEO in Kazakhstan by members of the Kazakhstan Growth Forum. He was also named the best CEO in Kazakhstan according to the survey carried out by Forbes and PricewaterhouseCoopers from 2017 to 2022. Mr. Lomtadze received a bachelor’s degree from the European School of Management (Georgia) and holds an MBA degree from Harvard Business School (class of 2002). Mr. Lomtadze is currently a member of Harvard Business School’s Middle East & North Africa Advisory Board.

Tengiz Mosidze joined us as a member of the founding management team in 2008 and currently serves as a Deputy Chairman of the Management Board and our Chief Financial Officer. Mr. Mosidze has extensive experience in the area of finance. Prior to joining us, Mr. Mosidze worked at Ernst & Young as a financial manager for the Caucasus and Central Asia region. Prior to that, Mr. Mosidze was part of the World Bank team responsible for the development of microfinance organizations in Georgia. Mr. Mosidze received a bachelor’s degree and a master’s degree in finance from the European School of Management (Georgia). Mr. Mosidze also graduated from the Harvard Business School GMP program (class of 2013).

Yuri Didenko joined us as a member of the founding management team in 2007 and currently serves as a Deputy Chairman of the Management Board, responsible for capital markets and treasury. Mr. Didenko has extensive experience in investment and financial analysis. Prior to joining us, Mr. Didenko was a director of investments at Baring Vostok Capital Partners. Mr. Didenko graduated from the Kyiv National Economic University with a degree in finance and is a CFA charterholder. Mr. Didenko also graduated from the Harvard Business School GMP program (class of 2015).

Pavel Mironov joined us as a member of the founding management team in 2008 and currently serves as a Deputy Chairman of the Management Board, responsible for our daily operations. Mr. Mironov has extensive experience in technology. Prior to joining us, he worked at Tieto, a European IT and software company, and covered projects in Russia, Georgia, Kazakhstan and other CIS countries. Mr. Mironov graduated from the Moscow Institute of Electronics and Mathematics of the Higher School of Economics with a degree in computer science. Mr. Mironov also graduated from the Harvard Business School GMP program (class of 2015).

Board of Directors

Our board of directors is comprised of six members. Members of our board of directors are elected by our general meeting of shareholders in accordance with our charter to serve until their successors are duly elected and qualified. See “Description of Share Capital and Charter—Board of Directors.”

The following table sets forth the members of our board of directors, their ages and titles as of the date of this prospectus.

Name	Age	Title
Vyacheslav Kim	54	Chairman of the Board of Directors
Mikheil Lomtadze	48	Director, Chairman of the Management Board (CEO)
Douglas Gardner	61	Director
Szymon Gutkowski	53	Director
Alina Prawdzik	55	Director
Nikolay Zinovyev	50	Director

Our board of directors has determined that each of Douglas Gardner, Szymon Gutkowski and Alina Prawdzik are “independent” as defined under Nasdaq listing requirements and SEC rules and regulations.

The following is a brief summary of the business experience of members of our board of directors.

Vyacheslav Kim is our co-founder and has been with us since our inception. He currently serves as the Chairman of the Board of Directors. Mr. Kim is a prominent businessman with extensive experience in the sphere of retail. He currently serves as a member of the Board of Directors of Magnum, the largest food retailer in Kazakhstan. He is also on the Board of Governors of the Physics and Mathematics School. He graduated from the Almaty State University, majoring in finance, and the Russian-Kazakh Modern Humanitarian University, majoring in management.

Mikheil Lomtadze is the Chairman of the Management Board, our Chief Executive Officer and a director. See “—Executive Officers” for a description of Mr. Lomtadze’s biographical information and business experience.

Douglas Gardner has served as a director since 2019. Since 2007, he has been a founder and CEO of CAIGAN Capital, an advisory, consulting and director services firm. From 2002 to 2006, Mr. Gardner was a managing partner for Russia, Kazakhstan and the CIS at Ernst & Young. From 2001 to 2002, he was a managing partner for the Central Asia region at Arthur Andersen. Mr. Gardner is a Certified Public Accountant. Mr. Gardner has previously held board and audit committee chairman positions for banks, brokerage, investment and retail enterprises, real estate development firms and family offices. Mr. Gardner graduated from the University of Oklahoma with a bachelor’s degree in business administration in accounting.

Szymon Gutkowski has served as a director since 2019. Mr. Gutkowski has been a managing partner of DDB Poland, a marketing strategy company in Poland since 2000, and has served as a board member of some of its group companies since 2003. His expertise lies in the field of brand building, marketing and communications strategy. From 2014 to 2018, Mr. Gutkowski was a president of the Polish Marketing Communication Association, and since 2017, Mr. Gutkowski has been a member of the Client Advisory Board of Meta in Poland. Since 2020, he has been a board member of the Stefan Batory Foundation. Mr. Gutkowski graduated from the Warsaw University with a degree in theoretical mathematics and economy and obtained an executive MBA and master’s degree from the joint program of the University of Illinois Urbana-Champaign and the International Management Center of the Warsaw University.

Alina Prawdzik has served as a director since 2019. From February to December 2022, she was a business director at Meta in Poland. From 2017 to 2020, Ms. Prawdzik was a managing partner at Innogy Innovation Hub, where she was responsible for operations in Central Eastern Europe and was a head of its “Smart & Connected Buildings” investment focus. From 2016 to 2017, she was an adviser to the management board on digital strategy and e-commerce at Eurocash (Poland). From 2014 to 2015, Ms. Prawdzik was a chief operating officer at Audioteka (Poland). From 2006 to 2013, she worked at eBay as a country manager (Poland), regional manager responsible for European Emerging Markets and general manager responsible for International Expansion Europe. From 1993 to 2005, she was a brand manager and assistant brand manager at Procter & Gamble (Poland and Baltics). Ms. Prawdzik graduated from the University of Gdansk (Poland) with a master’s degree in economics and organization of international trade.

Nikolay Zinovyev has served as a director since 2019. Since November 2017, Mr. Zinovyev has been a founder and CEO of Superbrands.ru, a Russian B2B online marketplace. In 1999, Mr. Zinovyev founded Europlan, a car leasing company in Russia, and from 2002 to 2015, he served as its CEO. Prior to that, from 2000 to 2002, he was a vice-president at the U.S.-Russia Investment Fund, established by the U.S. government to provide equity and debt financing to small and medium size enterprises in Russia. Mr. Zinovyev received an English Language Teacher diploma from the State Pedagogical University, Rostov-on-Don, and a bachelor’s degree in economics from the Moscow State University of Commerce.

Committees of the Board of Directors

Upon the listing of the ADSs, our board of directors will maintain an audit committee, a nominating committee and a remuneration and strategic review committee.

Audit Committee

The audit committee, which will consist of Douglas Gardner, Szymon Gutkowski and Alina Prawdzik, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Gardner will serve as chairperson of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate, and our board of directors has determined that Mr. Gardner is considered an “audit committee financial expert” as defined in applicable SEC rules. Under Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. Our board of directors has determined that Mr. Gardner, Mr. Gutkowski and Ms. Prawdzik each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules and will be published on our website.

To the extent permitted by Kazakhstan law, the audit committee will be responsible for:

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•

reviewing and discussing with the board of directors and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction in accordance with our related person transaction policy.

To the extent the audit committee is not permitted to engage in any of its responsibilities due to Kazakhstan law, the audit committee will instead recommend such matters to the full board of directors.

The audit committee will meet as often as one or more members of the audit committee deem necessary but, in any event, not less than four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Nominating Committee

The nominating committee, which will consist of Alina Prawdzik and Douglas Gardner, will assist our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Ms. Prawdzik will serve as chairperson of the committee. Our nominating committee will consist exclusively of independent members of our board of directors. The nominating committee will be governed by a charter that complies with Nasdaq rules and will be published on our website.

The nominating committee will be responsible for:

•	drawing up selection criteria for members of our board of directors;

•	reviewing and evaluating the composition of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to our board of directors as to criteria of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and

•	developing recommendations to our board of directors regarding governance matters.

Remuneration and Strategic Review Committee

The remuneration and strategic review committee, which will consist of Szymon Gutkowski and Alina Prawdzik, will assist our board of directors in developing our corporate governance principles, determining executive officer compensation and compensation of members of our board of directors and reviewing our strategic development. Mr. Gutkowski will serve as chairperson of the committee. Our remuneration and strategic review committee will consist exclusively of independent members of our board of directors. The remuneration and strategic review committee will be governed by a charter that complies with Nasdaq rules and will be published on our website.

The remuneration and strategic review committee will be responsible for determining and reviewing, among other matters, our remuneration policies, compensation and benefits plans, including incentive compensation and equity-based plans.

Corporate Governance

As a foreign private issuer whose shares will be listed on Nasdaq, we will have the option to follow certain home country practices, such as Kazakhstan corporate governance practices, rather than those of Nasdaq except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following.

We intend to rely on this “foreign private issuer exemption” and will follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act). Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Relating to the Offering and Ownership of the ADSs—As we are a “foreign private issuer” within the meaning of the SEC rules, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies and are permitted to follow certain home country corporate governance practices rather than those of Nasdaq, and ADS holders may not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements.”

Corporate Governance Code

Our board of directors is committed to the highest standards of corporate governance appropriate for a company of our size and country of incorporation. Our corporate governance code, which was adopted in 2018, is largely consistent with the principles of governance applicable to Kazakhstan companies whose shares are listed on the KASE. We comply with the corporate governance regime under Kazakhstan laws. We have appointed three non-executive directors that are independent under Law of the Republic of Kazakhstan No. 415-II “On Joint Stock Companies” dated May 13, 2003, as amended (the “JSC Law”), two other non-executive directors and one executive director.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a code of business conduct and ethics that covers a broad range of matters, including the handling of conflicts of interest, compliance issues and other corporate policies, such as equal opportunity and non-discrimination standards. This code of business conduct and ethics will apply to all of the members of our board of directors, our executive officers and employees and executive officers and employees of our group companies.

Executive Officer and Director Compensation

The compensation for our executive officers and members of our board of directors consists of a base salary and share-based awards. The total amount of compensation paid to our executive officers and members of our board of directors for the year ended December 31, 2022 was ₸8,098 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers and members of our board of directors. However, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units.

Long-term Incentive Plan

In 2020, we adopted the LTIP, which sets forth the provision of equity incentives to our key employees and members of our board of directors. Our board of directors, upon recommendation from the remuneration and strategic review committee, is responsible for determining who may participate in the LTIP, the terms of any such individual’s participation and the administration of the LTIP. As of the date of this prospectus, 110 employees and directors were subject to the LTIP.

Prior to the third quarter of 2021, awards under the LTIP were issued in the form of nominal-cost options and cash-settled rights (adjusted for the prevailing market price of the GDRs) with a five-year vesting schedule.

Since the third quarter of 2021, all awards under the LTIP are issued in the form of nominal-cost options, including replacement of the unvested cash-settled rights with nominal-cost options. Options initially granted under the LTIP vest in five equal annual installments, subject to the recipients continued employment or service on our board of directors through the applicable vesting date. In connection with each grant, each LTIP participant paid a de minimis premium in tenge or U.S. dollars. Awards are generally exercisable from the second calendar date after the release of our annual results, depending on the tranche. New LTIP participants may be added and additional grants of option awards for existing LTIP participants may be made during each year, increasing options to existing tranches or adding new option tranches and therefore extending the individual vesting schedules. In the case of a termination, all of a recipient’s options, whether vested or unvested, will be canceled effective upon such individual’s termination of employment or service as a director. The LTIP terms for participants, other than members of our board of directors, members of our management board and 17 key employees, contain a provision that allows for a reduction of up to 50% in the number of exercisable LTIP awards at the full discretion of our chief executive officer if an LTIP participant underperforms in any period covered by the LTIP.

All options granted under the LTIP are exercisable into GDRs and, following the completion of this offering, into ADSs held by the Issuer in treasury. We have reserved a total of 7,575,000 ADSs currently held in treasury for the LTIP, of which 2,198,562 ADSs relate to outstanding unvested options and 3,876 ADSs relate to outstanding vested options. Each LTIP participant has been granted less than 1% of the total number of outstanding GDRs.

The following table sets forth the options granted to our executive officers and members of our board of directors as of the date of this prospectus:

Name	Number of GDRs	Exercise Price per GDR	Grant Date	Expiration Date
Tengiz Mosidze	*	₸1	November 12, 2020

•  Tranche 1: 30 days after release of 2020 annual results(1)

•  Tranche 2: 30 days after release of 2021 annual results(1)

•  Tranche 3: 30 days after release of 2022 annual results(1)

•  Tranche 4: 30 days after release of 2023 annual results

•  Tranche 5: 30 days after release of 2024 annual results

	*	₸1	November 30, 2022	• Tranche 3: 30 days after release of 2022 annual results(1) • Tranche 4: 30 days after release of 2023 annual results • Tranche 5: 30 days after release of 2024 annual results

Yuri Didenko	*	₸1	November 12, 2020

•  Tranche 1: 30 days after release of 2020 annual results(1)

•  Tranche 2: 30 days after release of 2021 annual results(1)

•  Tranche 3: 30 days after release of 2022 annual results(1)

•  Tranche 4: 30 days after release of 2023 annual results

•  Tranche 5: 30 days after release of 2024 annual results

	*	₸1	November 30, 2022	• Tranche 3: 30 days after release of 2022 annual results(1) • Tranche 4: 30 days after release of 2023 annual results • Tranche 5: 30 days after release of 2024 annual results

Pavel Mironov	*	₸1	November 12, 2020

•  Tranche 1: 30 days after release of 2020 annual results(1)

•  Tranche 2: 30 days after release of 2021 annual results(1)

•  Tranche 3: 30 days after release of 2022 annual results(1)

•  Tranche 4: 30 days after release of 2023 annual results

•  Tranche 5: 30 days after release of 2024 annual results

Name	Number of GDRs	Exercise Price per GDR	Grant Date	Expiration Date
	*	₸1	November 30, 2022	• Tranche 3: 30 days after release of 2022 annual results(1) • Tranche 4: 30 days after release of 2023 annual results • Tranche 5: 30 days after release of 2024 annual results

Nikolay Zinovyev	*	$0.01	September 23, 2020	• Tranche 1: 30 days after release of 2020 annual results(1) • Tranches 2-3: December 31, 2025 • Tranches 4-5: December 31, 2025

	*	$0.01	April 10, 2023	• Tranche 6: December 31, 2026

Douglas Gardner	*	$0.01	September 23, 2020	• Tranche 1: 30 days after release of 2020 annual results(1) • Tranches 2-3: December 31, 2025(1) • Tranches 4-5: December 31, 2025

	*	$0.01	April 10, 2023	• Tranche 6: December 31, 2026

Szymon Gutkowski	*	$0.01	September 23, 2020	• Tranche 1: 30 days after release of 2020 annual results(1) • Tranches 2-3: December 31, 2025(1) • Tranches 4-5: December 31, 2025

	*	$0.01	April 10, 2023	• Tranche 6: December 31, 2026

Alina Prawdzik	*	$0.01	September 23, 2020	• Tranche 1: 30 days after release of 2020 annual results(1) • Tranches 2-3: December 31, 2025(1) • Tranches 4-5: December 31, 2025

	*	$0.01	April 10, 2023	• Tranche 6: December 31, 2026

*	Indicates less than 1% of our total outstanding common shares.

(1)	Options have been exercised in full.

Family Relationships

There are no family relationships among any of executive officers or members of our board of directors.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our common shares (including through the ownership of GDRs) as of September 30, 2023 prior to the completion of this offering and as adjusted to reflect the sale of the ADSs in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;

•	each of our executive officers and members of our board of directors individually;

•	our executive officers and members of our board of directors as a group; and

•	each selling shareholder.

The number of common shares beneficially owned by each entity, person, executive officer or member of our board of directors is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of September 30, 2023 through the exercise of any option, warrant or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all common shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of 189,684,528 common shares outstanding as of September 30, 2023. The percentage of shares beneficially owned after the offering is based on the number of our common shares to be outstanding after this offering, including             ADSs representing common shares that the Selling Shareholders are selling in this offering. Common shares that a person has the right to acquire within 60 days of September 30, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and members of our board of directors as a group. As of September 30, 2023, we had two U.S. record holders of our common shares. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering
	Number	Percentage	Shares Being Offered		Number	Percentage
Vyacheslav Kim(1)	56,694,621	29.89%					%
Mikheil Lomtadze	46,717,289	24.63%					%
Asia Equity Partners Limited(2)	39,870,370	21.02%					%
Baring Fintech Nexus Limited(1)(3)	12,257,305	6.46%	—		12,257,305	6.46%
Tengiz Mosidze	*	*	—	*		*
Yuri Didenko	*	*	—	*		*
Pavel Mironov	*	*	—	*		*
Nikolay Zinovyev	*	*	—	*		*
Douglas Gardner	*	*	—	*		*
Szymon Gutkowski	*	*	—	*		*
Alina Prawdzik	*	*	—	*		*
All executive officers and members of our board of directors as a group (9 persons)	108,116,347	57.00%				%

*	Indicates less than 1% of our outstanding common shares.

(1)

Includes 44,437,316 GDRs held by Mr. Vyacheslav Kim and 12,257,305 common shares held under the participation deed between Mr. Vyacheslav Kim and Baring Fintech Nexus Limited (“BFNL”) dated June 25, 2019 (the “Participation Deed”), whereby Mr. Vyacheslav Kim is a shareholder of record and exercises the voting rights relating to the common shares while BFNL has all economic rights relating to the common shares, including the right to dividend distributions and to transfer or dispose of the common shares.

(2)

Asia Equity Partners Limited (“AEPL”) holds its securities on behalf of Baring Fintech Private Equity Fund III L.P.1 (“BF Fund III L.P.1”) and the other partnerships comprising Baring Fintech Private Equity Fund III (63.55%), Baring Vostok Private Equity Fund V (33.95%) and Baring Vostok Fund V Supplemental Fund (2.50%) (collectively, the “Funds”). AEPL’s sole parent is BFNL, a Guernsey company, and the Funds each own shares of BFNL proportionally. The voting and investment control over the ADSs held by AEPL is exercised by the board of directors of Baring Fintech Fund III Managers Limited (“BF Fund III ML”) as the general partner to Baring Fintech Fund III (GP) LP (“BF Fund III (GP) LP”), who is the general partner of BF Fund III L.P.1, which is the controlling shareholder of BFNL. The board of directors of BF Fund III ML is comprised of Holly Nielsen, Julian Timms and Gillian Newton. Each member of the BF Fund III ML board of directors disclaims beneficial ownership of the securities held by AEPL. The address for AEPL is 32 Kritis Street, Papachristoforou Building, 4th Floor, 3087 Limassol, Cyprus. The address for BF Fund III ML, BF Fund III (GP) LP, BF Fund III L.P.1 and BFNL is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

(3)

Investment control over the securities held by Mr. Vyacheslav Kim pursuant to the Participation Deed is exercised by the board of directors of BF Fund III ML as the general partner to BF Fund III (GP) LP, who is the general partner of BF Fund III L.P.1, which is the controlling shareholder of BFNL. The board of directors of BF Fund III ML is comprised of Holly Nielsen, Julian Timms and Gillian Newton. Each member of the BF Fund III ML board of directors disclaims beneficial ownership of the securities held pursuant to the Participation Deed. The address for BF Fund III ML, BF Fund III (GP) LP, BF Fund III L.P.1 and BFNL is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

RELATED PARTY TRANSACTIONS

Since January 1, 2020 and up to the date of this prospectus, we have entered into a number of transactions with related parties in the ordinary course of business.

Kolesa

We are party to various agreements with Kolesa, the largest car and real estate classifieds platform in Kazakhstan. Mr. Mikheil Lomtadze, the chairman of our management board, our chief executive officer, a member of our board of directors and our significant shareholder, is a significant shareholder of Kolesa, and Mr. Yuri Didenko, deputy chairman of the management board, is the chairman of the board of directors of Kolesa. Under these agreements, we pay fees to Kolesa for car loans generated on Kolesa’s car classifieds platform and Kolesa pays to us fees for acquiring services and account-related fees. For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, our payments to Kolesa under such arrangements amounted to ₸4,853 million, ₸4,862 million, ₸10,981 million and ₸12,527 million, respectively. For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, Kolesa’s payments to us amounted to ₸31 million, ₸16 million, ₸7 million and ₸3 million, respectively.

On July 21, 2023, we entered into an agreement with an indirect subsidiary of Baring Vostok Private Equity Fund V to acquire 39.758% of the shares of Kolesa for $88.5 million. The transaction was completed in October 2023. In October 2023, Mr. Mikheil Lomtadze, the chairman of our management board, our chief executive officer, a member of our board of directors and our significant shareholder, who is also a significant shareholder of Kolesa, transferred 11% of the shares of Kolesa to us in trust, for no consideration, under a trust management agreement, which enabled us to hold approximately 51% of the voting rights in Kolesa and gave us control over the board of directors of Kolesa. We expect to consolidate Kolesa’s results of operations in our consolidated financial statements on the basis of control under IFRS 10.

Magnum

We are party to various agreements with Magnum, the largest retail food chain in Kazakhstan. Mr. Vyacheslav Kim, the chairman of our board of directors and a significant shareholder, is the beneficial owner of a controlling stake in Magnum. Under these agreements, we pay rent to Magnum for placing our ATMs and payment kiosks on Magnum’s retail premises, and Magnum pays to us fees for the provision of QR and acquiring services and fees for sales made through m-Commerce and, previously, e-Commerce businesses of our Marketplace Platform.

For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, our payments to Magnum amounted to ₸141 million, ₸84 million, ₸50 million and ₸53 million, respectively. For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, Magnum’s payments to us, other than finance lease payments set out below, amounted to ₸2,964 million, ₸3,780 million, ₸3,062 million and ₸1,250 million, respectively.

Two commercial properties owned by the subsidiary of Kaspi Bank are leased to Magnum under finance leases maturing in 2027. Legal title to these properties will be transferred to Magnum upon maturity of each lease schedule. For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, Magnum’s payments to us under such finance leases amounted to ₸199 million, ₸311 million, ₸358 million and ₸129 million, respectively.

In February 2023, we acquired a 90.01% share in Magnum E-commerce Kazakhstan, a company through which we operate our e-Grocery business, with an investment of ₸70 billion in its share capital. Prior to our acquisition, Magnum E-commerce Kazakhstan was a wholly-owned subsidiary of Magnum, who retains a 9.99% share in the company.

Magnum E-commerce Kazakhstan rents multiple commercial properties from Magnum. Aggregate rent payments for such properties were ₸305 million for the nine months ended September 30, 2023. In addition, in June 2023, Magnum E-commerce Kazakhstan acquired from Magnum a commercial property to use as a dark store for our e-Grocery business for ₸4,779 million.

Due to the substantial bargaining power of Magnum with suppliers, Magnum E-commerce Kazakhstan purchases certain of its goods for sale from Magnum on terms better than Magnum E-commerce Kazakhstan could otherwise obtain directly from suppliers. For the nine months ended September 30, 2023, the total purchase price of goods sold by Magnum to Magnum E-commerce Kazakhstan was ₸2,507 million.

Ordinary Course Loans

Since January 1, 2020, Kaspi Bank has issued loans in the form of Kaspi Red to Mr. Pavel Mironov, our Deputy Chairman of the Management Board. All such loans were made in the ordinary course of our business, usually to evaluate products and ensure a high level of clients’ satisfaction, were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons (in particular, these loans had the same three-month interest-free period, similarly to Kaspi Red loans issued to other persons, and there were no outstanding balances after the end of each interest-free period; and these loans were not collateralized, similarly to Kaspi Red loans issued to other persons), and did not involve more than normal risk of collectability or present other unfavorable features. For the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, we did not receive interest income from loans to Pavel Mironov as there were no delinquencies in repayments of the amounts due during interest-free periods of Kaspi Red. As of September 30, 2023, and December 31, 2022, 2021 and 2020, respectively, the outstanding amounts of such loans were ₸23,750, ₸41,366, ₸15,152 and ₸16,133, respectively. As of the date of this prospectus, all such loans have been repaid in full.

Ordinary Course Deposit Accounts

Since January 1, 2020, our executive officers and key management personnel have maintained deposit accounts with Kaspi Bank. All respective deposit account agreements were made in the ordinary course of our business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons, and did not present other unfavorable features.

In connection with such deposit accounts, for the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020, interest expense on deposits of entities controlled by our key management personnel was ₸409 million, ₸176 million, ₸6 million and ₸44 million, respectively, interest expense on deposits of key management personnel was ₸16 million, ₸13 million, ₸19 million and ₸12 million, respectively, and interest expense on deposits of other related parties was ₸2 million, ₸4 million, ₸1 million and ₸32 million, respectively.

Related Person Transaction Policy

Prior to the completion of this offering, we intend to adopt a written related person transaction policy, which will set forth the policies and procedures for the review and approval, or ratification of, related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds a certain threshold and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND CHARTER

The following is a summary of certain provisions of our charter and Kazakhstan law insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our charter and Kazakhstan law. Prospective investors are urged to read our charter, which has been filed with the SEC as an exhibit to our registration statement of which this prospectus is a part.

Share Capital

As of September 30, 2023 and December 31, 2022, our authorized share capital consisted of 216,742,000 common shares, no par value, of which 199,500,000 were issued and fully paid. As of September 30, 2023 and December 31, 2022, 189,684,528 and 190,309,970 common shares were outstanding, respectively, with 9,815,472 and 9,190,030 common shares in treasury, respectively.

Summary of the Charter

Our charter was approved by the sole shareholder of the Issuer on October 15, 2014 as amended by Amendment No. 1 approved on May 30, 2017, Amendment No. 2 approved on April 2, 2018, Amendment No. 3 approved on July 9, 2018, Amendment No. 4 approved on November 26, 2018, Amendment No. 5 approved on August 19, 2019, Amendment No. 6 approved on June 22, 2020 and Amendment No. 7 approved on April 10, 2023. The charter provides that the Issuer’s purpose, among others, is to engage in the investment-financing activities, finance consulting, and other activities not prohibited by the laws of Kazakhstan and required for the Issuer. The Issuer’s main objects and activities are set out in full in Section 3 of the charter.

Changes in Our Share Capital during the Last Three Fiscal Years

Since January 1, 2020, there have been no changes to our issued share capital.

Common Shares

General

There are no limitations on the rights to own our common shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares under Kazakhstan law or our charter, other than those discussed below.

Under the Banking Law, companies registered in the so-called “offshore zones” cannot directly or indirectly own, use or dispose of voting shares of a Kazakhstan-resident bank unless such Kazakhstan-resident bank is a subsidiary of a non-resident bank and such non-resident bank has the minimum required rating from one of the rating agencies determined by the ARDFM. The offshore zones are listed in the Resolution of the Management Board of the ARDFM No. 8 dated February 24, 2020 and include the following countries and territories: Principality of Andorra; State of Antigua and Barbuda; Commonwealth of the Bahamas; Barbados State; State of Belize; The state of Brunei Darussalam; Republic of Vanuatu; Republic of Guatemala; State of Grenada; Republic of Djibouti; Dominican Republic; the Canary Islands (Spain); Macau Special Administrative Region (People’s Republic of China); Federal Islamic Republic of Comoros; Republic of Costa Rica; Labuan enclave (Malaysia); Republic of Liberia; Principality of Liechtenstein; Madeira Islands (Portugal); Republic of Maldives; Republic of Malta; Republic of Marshall Islands; Union of Myanmar; Republic of Nauru; Aruba and the dependent territories of the Antilles (Netherlands); Federal Republic of Nigeria; Cook

Islands and Niue (New Zealand); Republic of Palau; Republic of Panama; Independent State of Samoa; Republic of Seychelles; State of Saint Vincent and the Grenadines; Federation of Saint Kitts and Nevis; State of Saint Lucia; Anguilla Islands, Bermuda, British Virgin Islands, Gibraltar, Cayman Islands, Montserrat Island, Turks and Caicos Islands, the Channel Islands of Sark and Alderney, South Georgia Island, South Sandwich Islands and Chagos Island (United Kingdom); U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico (United States); Kingdom of Tonga; Republic of the Philippines; Republic of Montenegro; Democratic Republic of Sri Lanka; United Republic of Tanzania; Commonwealth of Dominica; Cooperative Republic of Guyana; Lebanese Republic; Islamic Republic of Mauritania; Mariana Islands; City of Tangier (Kingdom of Morocco); Republic of Suriname; Republic of Trinidad and Tobago; Sovereign Democratic Republic of Fiji; Kerguelen Islands, French Guiana and French Polynesia (France); and Jamaica.

As the Issuer is a Bank Holding for the purposes of the Banking Law that indirectly holds the voting shares of Kaspi Bank, an entity listed above is prohibited from holding any of our voting shares. Accordingly, any entity registered in a restricted “offshore zone” that holds ADSs will not be able to receive delivery of common shares upon surrender of ADSs and will not be able to hold or dispose of common shares. Further, under Kazakhstan law, any entity that holds ADSs and that is registered in a restricted “offshore zone” will not be entitled to exercise any voting rights in respect of such ADSs at general shareholders’ meetings.

In addition, an individual or a legal entity cannot directly or indirectly own shares in a Kazakhstan bank exceeding a certain threshold established by the Banking Law without prior written consent of the ARDFM (see “Regulation—Acquisition of Shares of Kazakhstan Banks”).

Voting Rights

Subject to any rights or restrictions attached to any class of shares by or in accordance with our charter or the JSC Law, each holder of voting shares present at the meeting of shareholders, whether in person or by proxy, has:

•	one vote on all procedural issues decided by the meeting of shareholders; and

•

one vote per each fully paid share of which he is the holder, on all substantive issues decided by the meeting of shareholders (except in the case of electing the directors, where the number of votes such holder has is equal to the number of fully paid shares of which he is the holder multiplied by the number of directors being elected at such a meeting) (see “Management—Board of Directors”).

A resolution of shareholders in writing is not effective without a quorum, which requires the attendance of persons holding 50% or more of the voting share capital or, for a repeated meeting called due to the absence of the 50% quorum, persons holding 40% or more of the voting share capital. No holder of our common shares has voting rights that differ from those of any other holder of our common shares.

Under Kazakhstan law, a holder of ADSs will not be entitled to exercise any voting rights in respect of such ADSs through the depositary at shareholder meetings unless such holder discloses its identity to the Central Depository. See “—Disclosure of Interests in Shares” and “Risk Factors—Risks relating to Our Legal and Regulatory Framework—Disclosure requirements and voting procedures under Kazakhstan law may restrict voting rights.”

Dividends

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Our net income must be distributed in accordance with the procedure provided for by Kazakhstan law, our charter and our Corporate Governance Code. See “Dividend Policy.”

Pre-emptive Rights

Under the JSC Law, our shareholders have a pre-emptive right to acquire newly placed shares (including newly issued shares or shares previously repurchased by us) or other securities convertible into common shares, except for shares placed as a result of joinder of another company to the Company. Holders of common shares have pre-emptive rights for common shares or for securities convertible into common shares and holders of preferred shares have pre-emptive rights for preferred shares.

Within 10 calendar days of the date on which we adopt a resolution to place a specified number of shares, we must make an offer to each existing shareholder (either by written notification or by way of publication in the mass media) for the shareholder to acquire the shares pro rata to its shareholding at the placement price. Each shareholder then has 30 calendar days from the date of such notification or publication to apply to acquire shares (i.e., to exercise its pre-emptive right). Upon the expiry of such period, the right to apply will lapse. Where a shareholder applies to acquire shares, the shareholder then has 30 calendar days from the date of the application to pay for the shares being acquired, unless provided otherwise in the charter. If no payment is made upon the expiry of such period, the application is deemed to be void.

The board of directors has the right to approve the placement of shares or other securities convertible into common shares without the pre-emptive rights procedure in the following cases: payment of remuneration to the members of the board of directors in shares or other securities convertible into common shares; provision of incentive awards to employees of the Company in the form of shares or other securities convertible into common shares; and initial placement of shares or depositary receipts on a Kazakhstan or foreign stock exchange. The procedure, maximum number and terms of placement of shares or other securities convertible into common shares without the pre-emptive rights procedure may be determined by the resolution of the general meeting of shareholders.

Variation of Rights

The JSC Law provides for two types of shares for a joint-stock company: common and preferred. Each type has attached to it the rights set out in the JSC Law. These rights may be extended by a company’s charter, but these rights cannot be restricted. Our charter does not extend such rights.

A holder of our common shares has the right:

•	to participate in the management of the company in the manner provided for under the JSC Law or our charter;

•	to receive dividends;

•

to familiarize him or herself with the financial statements of the company and to receive information on its activities using the procedure established at the general meeting of shareholders or in our charter (except for the information that is, among other things, publicly available on the website of the depository of financial statements or requested repeatedly within the last three years or related to the periods of the company’s activity preceding the date of the shareholder’s request by more than three years);

•	to receive extracts from the Central Depository or, if appropriate, a nominee holder confirming the shareholder’s ownership right to the securities;

•	to propose to a general meeting of shareholders candidates for election to the board of directors;

•	to challenge in court the resolutions adopted by the governing bodies of the company;

•	to file with the company written requests for information regarding its activities and to receive a response from the company within 30 calendar days of the date of the filing of such request;

•	to receive part of the company’s assets in the event of liquidation;

•	of pre-emption to acquire common shares or other securities convertible into shares in the manner established under the JSC Law;

•	to participate in the adoption of resolutions by the general meeting of shareholders in respect of a change in the amount or type of the shares in the manner established under the JSC Law; and

•	if such shareholder or a group of shareholders holds 5% or more of our voting shares to:

•

file a claim with a court seeking compensation in favor of the company for losses caused by the company’s officials, as well as a return to the company, by the officials or their affiliates, of the profit or income received by them as a result of adopting a resolution that proposes entry into Major Transactions (as defined below) or related party transactions;

•	propose to the board of directors to include additional matters to the agenda of the general meeting of shareholders; and

•

receive information on the amount of yearly remuneration of each member of the board of directors or the management board, in the manner established under the JSC Law, provided that the following conditions are simultaneously met: (i) determination by the court of the fact of deliberately misleading the company’s shareholders by the respective member of the board of directors or the management board of the company in order to obtain profit (income) by such member of the board of directors or the management board, or their affiliated persons; and (ii) if it is proved that unfair actions or inaction of the respective member of the board of directors or the management board resulted in a loss being incurred by the company.

In addition to the above, a major shareholder, being any shareholder or group of shareholders representing not less than 10% of the voting shares (individually or collectively) (a “Major Shareholder”) has the right:

•

to request the convening of an extraordinary general meeting of shareholders, or to file a claim with the court seeking the same where the board of directors refuses to convene a general meeting of shareholders;

•	to request to call a meeting of the board of directors of the company; and

•	to request that an audit of the company be performed at the expense of the relevant Major Shareholder.

Distributions to Shareholders on Liquidation

In the event of liquidation, the property of the company which is available after the satisfaction of the creditors’ claims is distributed among the shareholders in the following order of priority:

•	first—payments for shares which must be repurchased pursuant to the JSC Law;

•	second—payments of accrued and outstanding dividends on preferred shares; and

•	third—payments of accrued and outstanding dividends on common shares.

If the property of the liquidated company is insufficient to pay the accrued and outstanding dividends on preferred shares, such property is distributed among the holders of preferred shares in proportion to the number of shares held by them. The remaining property of the company is distributed among the holders of shares in proportion to the number of shares held by them subject to the JSC Law’s requirement that holders of preferred shares have a priority right to receive dividends and a share in the joint-stock company’s property in the event of its liquidation.

Exchange of Shares

The JSC Law and our charter permit us to issue common and preferred shares. We may exchange our placed shares of one type to shares of another type. The general meeting of shareholders has the exclusive authority to determine any exchange of shares, including as to the terms, timing and procedure of such exchange.

Split of Shares

Under the JSC Law, a general meeting of shareholders has the power to approve the split of our shares with indication of the type of shares to be split, split ratio, the timing for the split and other information. In the event of the split of common shares, the company must carry out the split of preferred shares based on the same ratio used for split of common shares and reduce the guaranteed amount of dividend on preferred shares. In the event of the split of preferred shares, we must carry out the split of common shares based on the same ratio used for split of preferred shares and reduce the guaranteed amount of dividend on preferred shares. Following the split, we must submit amendments to the report on the results of the placement of shares to the ARDFM. The split of shares does not lead to a change in the size of the authorized capital of the company. If the total amount of authorized shares is not sufficient to carry out the split, we must increase the number of our authorized shares by a resolution of the general meeting of shareholders.

Unpaid Shares and Repurchased Shares

The JSC Law states that, until a share has been paid in full, such share cannot be placed, and the respective company must refrain from instructing that the share be credited to the personal account of the would-be acquirer. Instead, the share is credited to the personal account of the company with the Central Depository. Shares which have been repurchased by a company are credited to another special account of the company with the Central Depository. No dividends accrue or are payable on unplaced shares or shares repurchased by us, and such shares are not counted for the purposes of determining a quorum and do not carry the right to vote.

Transfer of Shares

To transfer a share, the shareholder (or its representative) must sign a written order and submit it to the Central Depository or nominee holder for execution or, in the alternative, give suitable electronic instructions as permitted by law. The Central Depository or nominee holder will execute a sell order by pairing it with a buy order signed by the buyer (or its representative), and vice versa. All dealings with the shares must be registered by making entries in the relevant personal accounts in the registry system or the nominee holder’s books. Legal title to a share passes at the moment when the transaction is so registered (unless each party to the transaction has a different nominee holder, in which case legal title passes at the moment when the transaction is registered in the personal accounts of each nominee holder with the Central Depository). An extract from the personal account of a shareholder in the registry system or a nominee holder’s books is evidence of that holder’s legal right to a share. The Central Depository or a nominee holder can refuse to register a transaction if the documents submitted do not conform to legislative requirements. Additionally, the ARDFM has the right (by notifying the relevant issuer and the Central Depository) to suspend trading in securities by blocking all or certain personal accounts in the registry or nominee holder systems if legal requirements establishing the rights and interests of shareholders when acquiring securities or the terms and procedures for trading securities have been violated.

A fee will ordinarily be payable to the Central Depository or nominee holder for registering the transfer of shares, under contractual terms.

Alteration of Capital

We may from time to time, by a three-quarters vote of the total number of outstanding voting shares, increase our authorized share capital. Our board of directors may place the shares within the permitted authorized number of shares. Any resolution of the board of directors on the placement of shares must state the number, the price and the manner of placement of the shares.

Buyback of Shares

Subject to the JSC Law and Law of the Republic of Kazakhstan No. 461-II “On Securities Market” dated July 2, 2003, as amended (the “Securities Market Law”), and without prejudice to any relevant special rights attached to any class of shares, we may purchase any of our shares of any class in any way and at any price (whether at par or otherwise). Such shares will be credited to our account with the Central Depository.

We cannot purchase any of our shares which are being placed in a primary offering. Any purchase by us must be effected with the consent of the relevant selling shareholder using a valuation method that has been approved during incorporation of the Company by a meeting of the Company’s founders or later amended by a general meeting of shareholders, other than a purchase effected through a stock exchange by way of an open-market trade. In certain circumstances provided for by the JSC Law, and subject to certain conditions set out in the JSC Law, we must repurchase shares held by a shareholder within 30 days of receiving a duly formalized request from such shareholder.

In both cases, shares being repurchased by us cannot exceed 25% of the total number of our placed shares, and the purchase price for such shares cannot exceed 10% of the size of our net assets.

General Meetings of Shareholders

Our board of directors must convene and we must hold general meetings (including annual and extraordinary general meetings) in accordance with the requirements of the JSC Law. Our board of directors may call general meetings at such times as it determines. In addition, an extraordinary general meeting may be convened on the written request of a Major Shareholder.

Our board of directors cannot of its own initiative introduce any changes to the agenda or the procedure for the conduct of a general meeting convened at the request of the Major Shareholder. However, our board of directors may include additional items onto the agenda at its own discretion. Shareholders are entitled to receive not less than 30 (or, in the event of an absentee ballot voting or mixed voting procedures, 45) days’ notice of the holding of any general meeting.

The general meeting of shareholders has exclusive competence to determine certain matters, including the following:

•	the introduction of amendments and supplements to, or the approval of new version of the charter and the Corporate Governance Code;

•	our voluntary reorganization (including in relation to our status as a joint-stock company) or liquidation;

•	any increase in the amount of our authorized shares or any change in the type of any authorized shares which have not been placed;

•	the amendment of the valuation method for determining the price for the repurchase of shares by us;

•	approval of the procedure, maximum number and terms of placement of the company’s shares or other securities convertible into common shares of the company without the pre-emptive rights procedure;

•	the split of shares and determination of the terms of, and procedure for, such split;

•

the appointment of auditors to undertake the audit of our company, the determination of the scope and the expiry dates of the powers of our board of directors, the selection of members of our board of directors and early termination of their powers, as well as the determination of the amount and payment terms of remuneration to members of our board of directors;

•	approval of annual financial statements and the amount of dividends paid on shares, if any; and

•	if such decision is not taken by our board of directors, decisions for us to conclude any related party transaction.

On issues related to our internal organization, a general meeting of shareholders has the right to cancel any decision made by our other management bodies.

Board of Directors

Our charter provides that our board of directors must comprise at least three persons. The exact number of members of our board of directors must be established by the resolution of the general meeting of shareholders. Under the JSC Law and in accordance with our charter, not less than 30% of the members of our board of directors must be independent directors under the criteria set out in the JSC Law. We have appointed three non-executive directors that are independent under the JSC Law, two other non-executive directors and one executive director, and have established three committees of the board of directors, the audit committee, the nominating committee and the remuneration and strategic review committee, in each case comprised of independent non-executive directors.

Directors are elected by the general meeting of shareholders by way of cumulative voting (where the number of votes a shareholder has is equal to the number of fully paid shares of which it is the holder of, multiplied by the number of directors being elected at a meeting of shareholders) and a shareholder has a right to give all such votes fully for one candidate or to distribute votes among several candidates for membership of our board of directors. Candidates who receive a majority of votes cast are considered to be elected to our board of directors. If two or more candidates gain an equal number of votes then additional cumulative voting is carried out with regard to such candidates.

The quorum required for a duly convened meeting of our board of directors is 50% of the members of our board of directors.

Each member of our board of directors has one vote. The decisions of our board of directors are made by a majority of those members present at the meeting of our board of directors. In case of an equal number of votes, the vote of the chairman of our board of directors prevails.

The general meeting of shareholders has the right of early termination with respect to the powers of any or all members of our board of directors and to remove any member of our board of directors from office.

Our board of directors has exclusive competence to determine certain matters, including the following:

•	the placement of shares, including the price, number and the manner of placement of such shares;

•	in relation to the chairman of the management board, the appointment, the term of appointment and the dismissal ahead of the expiry of the term of appointment of such chairman of the management board;

•	preliminary approval of our annual financial statements;

•	the placement of the company’s shares or other securities convertible into common shares of the company without the pre-emptive rights procedure in cases set out in the JSC Law;

•	the remuneration and incentive plan for the members of the management board and other officers;

•	the increase of our liabilities;

•

entry into any Major Transaction (as defined below) and any related party transaction, except for Major Transactions in which the company acquires or alienates property with a value of 50% or more of the total book value of the company’s assets and Major Transactions which are also related party transactions that are subject to approval by the general meeting of shareholders; or

•	the determination of the scope and the expiry dates of the powers of our internal audit service.

According to the Banking Law, the election of the chairman and a member of our board of directors requires the consent of the ARDFM. Such consent must be obtained within 60 calendar days from the date of election.

Management Board and Chairman of the Management Board

Under the JSC Law, an executive body of a company may be either sole or collegial. Our executive body, the management board, is collegial. The members of our management board and its chairman are appointed by our board of directors for a term established thereby. The management board runs our day-to-day operations. The management board is entitled to make decisions on any matters relating to our activity that are not, under the JSC Law, other legislative acts of Kazakhstan or the charter, within the competence of our other bodies or officers. The management board must carry out decisions of the general meeting of shareholders and board of directors.

The chairman of the management board is entitled to, among other things, hire personnel and represent us before third parties and arrange for the performance of actions contemplated by resolutions of our general meeting of shareholders and board of directors. The chairman of the management board is entitled to enter on behalf of the Company into the following transactions subject to preliminary approval of our board of directors:

•	any transaction or linked transactions in respect of disposal, pledge or other lien or granting any rights with respect to the securities held by us;

•	any transaction or linked transactions in respect to borrowing or lending by us irrespective of a loan amount; and

•	granting to our employees any option rights in respect of our securities.

According to the Banking Law, the appointment of the chairman and a member of our management board requires the consent of the ARDFM. Such consent must be obtained within 60 calendar days from the date of appointment.

Remuneration of Directors

The remuneration of members of our board of directors is determined by the general meeting of shareholders.

Disclosure of Interests in Shares

A list of shareholders that have the right to participate in a meeting of shareholders and vote at the meeting will be prepared by the Central Depository on the basis of information recorded in the register of our shareholders. However, any shareholder holding shares through a nominee and whose identity is not disclosed to the Central Depository is not entitled to vote at a meeting of shareholders. Holders of ADSs will be able to exercise their voting rights in accordance with and subject to their limitations (see “Description of American Depositary Shares”).

In addition, any person acquiring 10% or more of our voting shares, or otherwise falling within the definition of an affiliate as provided for in Article 64 of the JSC Law, is considered our affiliate and must disclose to us its identity and information about its affiliated persons. Information about the identity of such person and its affiliates is not confidential.

Related Party Transactions

Under the JSC Law, a related party transaction is a transaction in which an affiliate of the company either is a party to such transaction or participates in the transaction as a representative or an intermediary, or an affiliate of the company is an affiliate of the legal entity which either is a party to such transaction or participates in the transaction as a representative or an intermediary. The JSC Law excludes certain types of transactions from the definition of a related party transaction (such as, for instance, an acquisition of the company’s shares or other securities by its shareholder or a repurchase by the company of the placed shares of the company).

Under the JSC Law, related party transactions must be approved by a majority of disinterested members of the board of directors or, if all members of the board of directors are interested, by the resolution of a general meeting of shareholders made by the majority of disinterested shareholders; or a majority of the total number of voting shares of the company if all members of the board of directors and all shareholders are interested or there are not enough votes of disinterested directors.

A member of our board of directors cannot participate in voting on any related party transaction proposed to be entered into by us if:

•	such director is a party to the transaction or participates in the transaction as a representative or intermediary; or

•	such director is an affiliate of a legal entity that is a party to the transaction or such legal entity participates in the transaction as a representative or intermediary.

Under our charter, it is necessary to have at least one vote of a member of the board of directors disinterested in the transaction. If the number of members of our board of directors is three and two out of the three have an interest in the related party transaction, such related party transaction may be approved by the resolution of the board of directors taken by at least one vote of a disinterested member of the board of directors.

Major Transactions

Under the JSC Law, a transaction or a series of inter-related transactions, as a result of which a company acquires or alienates (or will acquire or alienate) property with a value of 25% or more of the total book value of a company’s assets, buys its placed securities or sells the securities bought by the company in an amount of 25% or more of the total number of placed securities of the same type, or any another transaction recognized as such in a company’s charter, constitutes a “Major Transaction.”

Under the JSC Law, Major Transactions must be approved by the board of directors. In the event the company enters into a Major Transaction, in which the company acquires or alienates (may be acquired or alienated) property the value of which equals 50% or more of the total book value of the company’s assets (as of the date of adoption of the resolution on entering into such transaction), such transaction must be approved by the general meeting of shareholders.

The resolution on entering into a Major Transaction that is also a related party transaction must be approved by the general meeting of shareholders by a majority of votes of the total number of outstanding voting shares in the company.

Provisions Relevant to Takeovers

Mandatory Offers

Under the JSC Law, a person who, acting either alone or jointly with its affiliated persons, acquires:

•	30% or more of the voting shares of the company; or

•	voting shares of the company that results in such person alone or jointly with its affiliated persons holding 30% or more of the voting shares of the company,

is required to make an offer (the “Mandatory Offer”) to the remaining shareholders to purchase their voting shares at the highest price of the following:

•

in respect of shares listed on a stock exchange operating in Kazakhstan and included in the representative list, the weighted average price on the stock exchange determined for the six months preceding the date on which the acquirer became the owner of 30% or more of the voting shares of the company, or the purchase price in the transaction resulting in the acquisition of 30% or more of the voting shares of the company; or

•

in relation to shares not listed on a stock exchange operating in Kazakhstan and included in the representative list, the market price determined by the appraiser or the purchase price in the transaction resulting in the acquisition of 30% or more of the voting shares of the company.

Any failure by the acquirer to make such an offer would result in the acquirer being obligated to reduce its shareholding to not more than 29%. Under the Entrepreneurship Code of the Republic of Kazakhstan No. 375-V dated October 29, 2015, any person, acting either alone or jointly with its affiliates, must obtain prior consent from the Agency for Protection and Development of Competition of the Republic of Kazakhstan prior to acquiring more than 50%.

Squeeze-out Rules

Under the JSC Law, a person who, acting either solely or jointly with its affiliated persons, acquires:

•	95% or more of the voting shares of the company; or

•

other number of voting shares in aggregate constituting not less than 10% of the voting shares of the company, as a result of which this person acquired, independently or jointly with its affiliates, 95% or more of the voting shares of the company, has the right to purchase the other voting shares from the other shareholders of the company (the “Squeeze-Out”). The offer price for such shares must be the highest of the following:

•

in respect of shares listed on a stock exchange operating in Kazakhstan and included in the representative list, the weighted average price on the stock exchange determined for the six months preceding the date on which the acquirer became the owner of 95% or more of the voting shares of the company, or the purchase price under the transaction resulting in the acquisition of 95% or more of the voting shares of the company; or

•

in relation to shares not listed on a stock exchange operating in Kazakhstan and included in the representative list, the market price determined by the appraiser, or the purchase price under the transaction resulting in the acquisition of 95% or more of the voting shares of the company.

The remaining shareholders are obligated to sell their voting shares within 60 calendar days after the date of publication of the request on the internet resource of the depository of financial statements. Remaining shareholders are prohibited from entering into any other transactions with the company’s voting shares (except for transactions on termination of the pledge of, trust management over, or arrest of the said shares) within such 60-day period.

The requirements of the JSC Law regarding the Mandatory Offer do not apply to an acquirer who exercises their right to initiate a Squeeze-Out.

Material Differences in Kazakhstan law and our Charter and Delaware Law

	Kazakhstan Law / Our Charter	Delaware Law
General Meetings

Under Kazakhstan law and our charter, the two types of general meetings of shareholders are annual general meetings (“AGM”) and extraordinary general meetings (“EGM”). An AGM must be held within five months after the end of the fiscal year with an option to extend for three more months if it is impossible to complete the audit of the Company within the first five months. At the AGM, shareholders must, among others, approve the annual audited financial statements, determine the procedure for distribution of profits for the preceding year and the amount of dividends, consider the shareholders’ appeals with respect to the Company’s activity and its officers and the results of consideration of such appeals. Other shareholder meetings are considered to be EGMs. AGMs are convened by the board of directors while EGMs may be convened by either the board of directors or a Major Shareholder. A notice of the meeting must be published on the website of the depository of financial statements or sent to shareholders, if the number of the Company’s shareholders does not exceed 50. The shareholders must be informed about the upcoming meeting not later than 30 calendar days prior to the meeting (or 45 calendar days for meetings using absentee ballot voting or mixed voting procedures). The notice must include, among others, details of the convening person, the date, time and place of the meeting and the agenda.

Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The meeting may be held inside or outside Delaware. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting (“notice record date”), and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Quorum Requirements for General Meetings

Under Kazakhstan law and our charter, the general meeting of shareholders is quorate if at least 50% of holders of voting shares are registered for the respective meeting (or 40% for a repeated meeting called due to the absence of the 50% quorum).

The certificate of incorporation or bylaws may specify the number of shares or other voting securities that constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting, except that, where a separate vote by class or series is required, of the shares of that class or

	Kazakhstan Law / Our Charter	Delaware Law
series. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

Removal of Directors

Under Kazakhstan law and our charter, removal of directors is an exclusive power of the general meeting of shareholders. Such power may be exercised by a majority vote of the total number of voting shares of the Company present at the meeting. The general meeting of shareholders is entitled to terminate the powers of all or some of the members of the board of directors. In such case, a new member of the board of directors must be elected by the general meeting of shareholders through cumulative voting with the powers of the newly elected member terminating simultaneously with powers of the remaining members of the board of directors.

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may affect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Directors’ Fiduciary Duties

Under Kazakhstan law and our charter, officers and directors of the Company must: perform their duties in good faith and in the best interests of the Company and its shareholders; not use the Company’s assets or permit the use of the Company’s assets in violation of the Company’s charter, the resolutions of the general meeting of the shareholders and the board of directors, as well as for personal use and abuse when making transactions with such officer’s or director’s affiliates; ensure integrity of the accounting and financial reporting, including the independent audit; and control disclosure of information on the Company’s activities, maintain its confidentiality, including for the period

Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner such director reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or

	Kazakhstan Law / Our Charter	Delaware Law

of three years after termination of such officer’s or director’s powers unless otherwise provided by the Company’s internal regulations.

The members of the board of directors must act in accordance with the requirements of Kazakhstan law, the charter and the internal regulations of the Company for the benefit of the Company and its shareholders based on the principles of being well informed, transparent and fair, and exercising objective independent judgment on corporate issues.

Under Kazakhstan Law, transactions in which one or more of the Company’s directors have an interest are permitted if, after full disclosure of the material facts the transaction is approved by either: a majority vote of disinterested directors; by a majority vote of disinterested shareholders if all directors are interested or there are not enough votes of disinterested directors or by a majority vote of the total number of holders of voting shares if all directors and shareholders are interested or there are not enough votes of disinterested directors.

Under our charter, it is necessary to have at least one vote of a member of the board of directors disinterested in the transaction. If two out of the three members of the board of directors have interest in the related party transaction, such related party transaction may be approved by the resolution of the board of directors taken by at least one vote of a disinterested member of the board of directors.

transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the disinterested directors must approve in good faith any such contract or transaction by a majority vote after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was authorized, approved or ratified by the disinterested directors or the shareholders.

Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee which authorizes the contract or transaction.

Cumulative Voting	Under Kazakhstan law and our charter, the election of all directors is carried out only through cumulative voting.	The certificate of incorporation can contain provisions in relation to cumulative voting with regards to all or some elections of directors.

	Kazakhstan Law / Our Charter	Delaware Law

Shareholder Action by Written Consent

The concept of shareholder action by written consent is not recognized by either Kazakhstan law or our charter. However, Kazakhstan law and our charter provide for a possibility to cast votes through an absentee ballot voting procedure. In case the absentee ballot voting is used, there is no need to hold a regular in-person meeting of shareholders. The absentee ballots are sent to shareholders and must contain, among other things, the final date for the submission of ballots, the closing date of the general meeting of shareholders, the agenda, voting options for each item on the agenda expressed in the words “for,” “against,” “abstained,” details of the procedure for voting on each item on the agenda. The ballot must be filled out, signed by the shareholders and sent to the Company for the calculation of results.

Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

Business Combinations

Under Kazakhstan law and our charter, a voluntary reorganization (including merger, joinder and other forms) requires the vote of at least 75% of the total number of outstanding voting shares of the Company.

Under the Banking Law, the reorganization of a bank holding generally requires the prior consent of the ARDFM.

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) each share of stock of the surviving corporation outstanding immediately prior to the

	Kazakhstan Law / Our Charter	Delaware Law

effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such surviving corporation outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

Interested Shareholders	Under Kazakhstan law and our charter, there are no restrictions on the Company’s ability to engage in a business combination with an interested shareholder.

Section 203 of the Delaware General Corporation Law provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (a) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (i) the business combination or (ii) the transaction in which the stockholder becomes an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder

	Kazakhstan Law / Our Charter	Delaware Law

owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the Delaware General Corporation Law, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (a) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Limitations on Personal Liability of Directors and Officers

Under Kazakhstan law, officers and directors of the Company (except for a director or officer interested in the transaction and who proposed to enter into a transaction that resulted in losses to a Company) are exempted from liability if such officers and directors voted against the decision that resulted in the Company’s or shareholder’s losses or did not participate in voting for valid reasons.

Officers and directors of the Company are exempted from liability for losses incurred as a result of a business decision, if such officer acted properly in compliance with the law, was well informed and reasonably believed that such decision served the interests of the Company.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or (d) any transaction from which the director derives an improper personal benefit.

	Kazakhstan Law / Our Charter	Delaware Law

Indemnification of Directors and Officers	Indemnification is not recognized by either Kazakhstan law or our charter.

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful (the termination of the proceeding by judgment etc. shall not, of itself, create a presumption of bad faith or reasonable cause, except on a guilty plea).

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the

	Kazakhstan Law / Our Charter	Delaware Law

action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for expenses incurred in connection therewith. Expenses (including attorneys’ fees) actually and reasonably incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights

Neither Kazakhstan law nor our charter recognize appraisal rights in mergers similar to that under Delaware law. Under Kazakhstan law, in a merger, shareholders of merging companies receive shares of the new company in the following order (i) the number of authorized shares of the new company, to be distributed among shareholders, is determined based on the ratio of equity capitals of the merging companies and (ii) the number of shares so determined is distributed among shareholders of each merging company in proportion to the ratio of the number of shares such shareholders had in the merging company to the number of placed shares of such new company. Shareholders do not receive any cash and therefore no appraisal rights are provided for by Kazakhstan law.

The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits	A shareholder has the right to challenge in court the decisions made by the Company’s governing bodies.	Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may

	Kazakhstan Law / Our Charter	Delaware Law

In addition, a Major Shareholder may file a claim to court demanding the convening of an EGM if the governing bodies of the Company did not comply with such Major Shareholder’s request to hold the EGM.

Shareholders have the right to challenge in court a resolution of the Company’s board of directors adopted in violation of the requirements of the law and the Company’s charter if such resolution violates the rights and interests of the Company or the respective shareholder.

Shareholders holding 5% or more of the voting shares of the Company have the right to sue the officer or the director of the Company for losses caused to the Company in cases provided by Kazakhstan law. Shareholders have such rights to sue in the interests of the Company.

commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Inspection of Books and Records

A shareholder has the right to request the company to provide to such shareholder the Company’s books, records and documents except for documents that are publicly available on the website of the depository of financial statements, requested repeatedly within the last three years, related to the periods of the Company’s activity preceding the date of the shareholder’s request by more than three years, or related to the periods of the Company’s activity preceding the date of the shareholder’s acquisition of the Company’s shares by more than 12 months.

Under the Delaware General Corporation Law, any shareholder may inspect, in person or by agent and for any proper purpose, certain of the corporation’s books and records during the corporation’s usual hours of business.

Amendment of Governing Documents

Under Kazakhstan law and our charter, the resolution on amendment of the Company’s charter may be adopted by the general meeting of shareholders and requires the majority of votes of holders of voting shares present at the meeting.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and a majority of each class entitled to a class vote, and the bylaws may be

	Kazakhstan Law / Our Charter	Delaware Law
amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Dividends and Repurchases

Under Kazakhstan law and our charter, dividends are paid in cash or in the form of the Company’s securities, provided that the dividend payment was approved by general meeting of shareholders by a majority of the voting shares of the Company, with the exception of dividends on preferred shares. The Company is prohibited from paying dividends if the net assets of the Company are negative or if the net assets of the Company become negative as a result of payment of dividends, and if the Company is insolvent or becomes insolvent as a result of payment of dividends.

Payment of dividends on common shares of the Company based on the results of a quarter, six months or a year is carried out only after audit of the financial statements of the Company for the relevant period. The resolution to pay dividends on common shares of the Company based on the results of a quarter or six months is made at the general meeting of shareholders. The resolution to pay dividends on common shares of the Company at the end of the year is made at the AGM. The resolution of the general meeting of shareholders on the payment of dividends on common shares must indicate the amount of dividend per common share. The general meeting of shareholders of the Company has the right to resolve not to pay any dividends on common shares of the Company.

The payment of dividends on preferred shares of the Company does not require a resolution of any governing body of the Company. The frequency of payment of dividends

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.

Under the Delaware General Corporate Law, a Delaware corporation may purchase or redeem shares of its capital stock so long as the capital of the corporation is not impaired and the purchase or redemption would not cause the capital of the corporation to become impaired. A purchase or redemption by a corporation of its shares would impair a corporation’s capital if the funds used in the purchase or redemption exceeded the amount of the corporation’s surplus.

In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value.

	Kazakhstan Law / Our Charter	Delaware Law

and the amount of dividend per preferred share are established by the charter of the Company. Our charter provides that dividends on preferred shares are paid four times a year based on the results of each quarter ending March 31, June 30, September 30 and December 31. The guaranteed amount of dividend per one preferred share is ₸0.01. If at the end of the respective dividend payment period the Company’s income is negative or zero, the dividend on preferred shares is paid in the guaranteed amount. The board of directors is entitled to fix the amount of dividend per preferred share in an amount exceeding the guaranteed amount.

The Company may purchase any of its own shares. Any purchase by the Company must be made with the consent of the relevant selling shareholder using a valuation method that has been approved during incorporation of the Company by a meeting of the Company’s founders or later amended by a general meeting of shareholders (save for any purchase which is effected through a stock exchange by way of an open trade). In certain circumstances provided for by Kazakhstan law, and subject to certain conditions, the Company must repurchase shares belonging to a shareholder within 30 days of receiving a duly formalized request from such shareholder. In both cases, shares being repurchased by the Company cannot exceed 25% of the total number of outstanding shares of the Company, and the purchase price for such shares cannot exceed 10% of the amount of the Company’s net assets.

Pre-emptive Rights	The existing shareholders have a pre-emptive right to acquire newly placed shares (including newly issued shares or shares previously repurchased by us) or other securities	Under the Delaware General Corporation Law, shareholders have no pre-emption rights to subscribe for additional issues of stock or to any security convertible into such stock

Kazakhstan Law / Our Charter	Delaware Law

convertible into common shares, except when shares are placed as a result of joinder of another company to the Company. The board of directors has the right to approve the placement of the Company’s shares or other securities convertible into common shares without the pre-emptive rights procedure in the following cases: payment of remuneration to the members of the board of directors of the Company in shares or other securities convertible into common shares of the Company; provision of incentive awards to employees of the Company in the form of shares or other securities convertible into common shares of the Company; and initial placement of the Company’s shares or depositary receipts on a Kazakhstan or foreign stock exchange. The procedure, maximum number and terms of placement of the Company’s shares or other securities convertible into common shares of the Company without the pre-emptive rights procedure may be determined by the resolution of the general meeting of shareholders.

unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

SHARES AND DEPOSITARY RECEIPTS ELIGIBLE FOR FUTURE SALE

We cannot assure you that a significant public market for the ADSs in the United States will develop or be sustained after this offering. Future sales of substantial amounts of the ADSs in the public market after this offering, or the possibility of these sales occurring, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of the ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of the ADSs and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon completion of this offering, we will have              common shares outstanding, including common shares represented by outstanding ADSs and Rule 144A GDRs, and we will have a total of ADSs outstanding. All of the ADSs which have been amended and re-designated as ADSs from the Regulation S GDRs, which includes ADSs expected to be sold in this offering, will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased or held by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The common shares held by existing shareholders and outstanding Rule 144A GDRs are “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including exemptions provided by Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below, ADSs held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned our common shares that are restricted securities for at least six months would be entitled to sell those common shares, provided that:

•	such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and

•	we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Persons who have beneficially owned our common shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions that would limit the number of common shares such person would be entitled to sell within any three-month period to the greater of either of the following:

•	1% of the number of our common shares then outstanding, in the form of ADSs or otherwise; or

•	the average weekly trading volume of our common shares represented by ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, members of our board of directors, officers, consultants or advisors who purchase common shares or ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell those securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S under the Securities Act (“Regulation S”) provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We, the Selling Shareholders and our executive officers and members of our board of directors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, each will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, GDRs or ADSs beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the lock-up party or any other securities so owned or convertible into or exercisable or exchangeable for common shares, GDRs or ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, GDRs or ADSs, in each case, regardless of whether any such transaction is to be settled by delivery of ADSs, GDRs, common shares or any other securities convertible into or exercisable or exchangeable for ADSs, GDRs or common shares in cash or otherwise, subject to certain exceptions. See “Underwriting.”

LTIP Stock Options

Upon the completion of this offering, we intend to file one or more registration statements under the Securities Act to register our common shares represented by ADSs to be reserved under our LTIP. As a result, all ADSs acquired upon exercise of options granted under the LTIP will, subject to a 180-day lock-up period in the case of our executive officers and members of our board of directors, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 7,575,000 ADSs will be available for grants of equity awards under the LTIP (2,202,438 of which relate to currently outstanding options).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with Halyk Bank JSC, as custodian for the depositary in Kazakhstan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or other financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Kazakhstan law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 285.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights

to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights on behalf of ADS holders and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so under any applicable law, including the laws of Kazakhstan. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other

Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

Subject to providing identity and other information as to the beneficial ownership of the ADSs, to the depositary, and subject to the depositary’s provision of such information to JSC “Kazakhstan Central Depositary,” and, if requested by the ARDFM, to the ARDFM, as required under Kazakhstan law and compliance with the applicable provisions of Kazakhstan law and our charter or similar documents, ADS holders may instruct the depositary how to vote on their behalf the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote and include a statement as to the manner in which the relevant identity information may be given to the depositary and a number of placed (outstanding) common shares and preference shares, that carry voting rights under Kazakhstan law and will be Voting Shares (as defined below) if suitable identity information is provided by us that ADS holders may rely on in making the representation required below. For instructions to be valid, they must reach the depositary by a date set by the depositary and be accompanied by the relevant identity information. The depositary will try, as far as practical, subject to the laws of Kazakhstan and the provisions of our charter or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders, to the extent those instructions (i) include the names and addresses of the beneficial owners of the relevant ADSs, (ii) contain statements that (x) those beneficial owners are not, and do not have direct or indirect shareholders or participants that are, legal entities registered under the laws of an Offshore Jurisdiction and (y) if, based solely on the number of potential Voting Shares provided by us, those beneficial owners are Major Participants or Bank Holdings, that those beneficial owners have received the approval of the ARDFM to exercise voting rights and (iii) meet any other relevant requirement imposed by a relevant authority in Kazakhstan. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, subject to satisfying the conditions described above, but it is not required to do so. For the purposes of this paragraph, (i) “Major Participant” means an individual or a legal entity (except for, among others, the state of Kazakhstan, the national managing holding, an organization specializing in improving the quality of credit portfolios of second-tier banks and subsidiaries of the NBK), which, directly or indirectly (whether independently or jointly with another person), in accordance with the relevant approval of the ARDFM, (a) owns 10% or more of the Voting Shares of a Bank (excluding preferred shares and shares redeemed by such Bank), (b) has the power to vote 10% or more of a Bank’s Voting Shares or (c) has the ability to influence the decisions taken by a Bank by virtue of an agreement or otherwise, (ii) “Bank Holding” means a legal entity (except for, among others, the state of Kazakhstan, the national managing holding, an organization specializing in improving the quality of credit portfolios of second-tier banks and subsidiaries of the NBK), which, directly or indirectly (whether independently or jointly with another person), in accordance with the relevant approval of the ARDFM, (a) owns 25% or more of the Voting Shares of a Bank (excluding preferred shares and shares redeemed by such Bank), (b) has the power to vote 25% or more of a Bank’s Voting Shares or (c) has the ability to determine the decisions taken by a Bank by virtue of an agreement or otherwise, (iii) “Bank” means any second-tier bank incorporated in Kazakhstan from time to time, (iv) “Offshore Jurisdiction” means the Principality of Andorra; State of Antigua and Barbuda; Commonwealth of the Bahamas; Barbados State; State of Belize; The state of Brunei Darussalam; Republic of Vanuatu; Republic of Guatemala; State of Grenada; Republic of Djibouti; Dominican Republic; the Canary Islands (Spain); Macau Special Administrative Region (People’s Republic of China); Federal Islamic Republic of Comoros; Republic of Costa Rica; Labuan enclave (Malaysia); Republic of Liberia; Principality of Liechtenstein; Madeira Islands (Portugal); Republic of Maldives; Republic of Malta; Republic of Marshall Islands; Union of Myanmar; Republic of Nauru; Aruba and the dependent territories of the Antilles (Netherlands); Federal Republic of Nigeria; Cook Islands and Niue (New Zealand); Republic of Palau; Republic of Panama; Independent State of Samoa; Republic of Seychelles; State of Saint Vincent and the Grenadines; Federation of Saint Kitts and Nevis; State of Saint Lucia; Anguilla Islands, Bermuda, British Virgin Islands, Gibraltar, Cayman Islands, Montserrat Island, Turks and Caicos Islands, the Channel Islands of Sark and Alderney, South Georgia Island, South Sandwich Islands and Chagos Island (United Kingdom); U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico (United States); Kingdom of Tonga; Republic of the Philippines; Republic of Montenegro; Democratic Republic of Sri Lanka; United Republic of Tanzania; Commonwealth of Dominica; Cooperative Republic of Guyana; Lebanese Republic; Islamic Republic of Mauritania; Mariana Islands; City of Tangier (Kingdom of Morocco); Republic of Suriname; Republic of Trinidad and Tobago; Sovereign Democratic Republic of Fiji; Kerguelen Islands, French Guiana and French Polynesia (France); and Jamaica, as such list may be amended by the ARDFM from time to time and (v) “Voting Shares” means the number of placed (outstanding) common shares and preference shares, that carry voting rights under Kazakhstan law and for which suitable Identity Information has been provided, if required by law.

A holder of our shares that votes at a shareholders’ meeting will have a larger percentage of Voting Shares with respect to that meeting than the percentage of outstanding shares it holds if other shareholders do not provide identity Information with respect to that meeting. As a result, a beneficial owner of ADSs that intends to give voting instructions will not be able to determine in advance of the shareholders’ meeting what percentage of Voting Shares it will be deemed to be voting at that meeting or whether it might be treated as a Bank Holding or Major Participant with respect to that meeting. Even if ADS holders comply with all the requirements for voting that are described here, we may block the depositary’s votes from being cast if we reasonably believe that the beneficial owner of ADSs is not entitled to exercise voting rights under our charter or applicable Kazakhstan law. The depositary shall have no responsibility to examine or verify any information provided by ADS holders in connection with their voting instructions and shall have no liability if that information is not correct or if we block the depositary’s votes from being cast.

Notwithstanding the second preceding paragraph, the depositary will not be required to endeavor to vote any deposited shares unless the depositary has received a favorable legal opinion from our counsel as specified in the deposit agreement.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting sufficiently in advance to withdraw the shares or you may be restricted from withdrawing and holding the shares if you are an entity registered in an Offshore Jurisdiction. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Charges of the Depositary

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities for and on behalf of ADS holders as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	120 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement. Kazakhstan law provides that legal entities registered in certain jurisdictions may not own, use or dispose of voting shares in a Kazakhstan bank, such as Kaspi Bank. See “Risk Factors—Risks Relating to Our Legal and Regulatory Framework—Kazakhstan law prohibits or restricts the ability of legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, to own our common shares or exercise voting rights in respect of the ADSs.”

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Arbitration Provision

The deposit agreement gives the depositary or an ADS holder asserting a claim against us the right to require us to submit that claim to binding arbitration in New York under the International Arbitration Rules of the American Arbitration Association, including any U.S. federal securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us or the depositary the right to require any ADS holder to submit to arbitration, whether in respect to a claim against us or otherwise.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

MATERIAL TAX CONSIDERATIONS

The following is a discussion of the material Kazakhstan tax considerations and U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. Each person considering an investment in an ADS should consult its own tax advisor regarding the tax considerations relating to the acquisition, ownership and disposition of an ADS in light of such person’s particular circumstances.

Material Kazakhstan Tax Considerations

This summary discusses the Kazakhstan tax consequences of the acquisition, ownership and disposal of the ADSs. The following summary of certain Kazakhstan taxation matters is based on the laws as of the date of this prospectus and is subject to any changes in the laws and their interpretation and application, which changes could be made with retroactive effect. The following summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to acquire, hold or dispose of the ADSs, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. This summary only addresses the position of investors who do not have any connection with Kazakhstan other than through acquiring, holding or disposing of the ADSs. Investors should consult their professional advisers on the tax consequences of their acquiring, holding and disposing of the ADSs, including their eligibility for the benefits of double tax treaties, under the laws of their country of citizenship, residence, domicile or incorporation, and seek Kazakhstan tax advice as necessary.

In general, Kazakhstan tax legislation with respect to the taxation of securities and financial instruments is not well developed and, in many cases, the exact scope of Kazakhstan tax compliance rules and enforcement mechanisms are unclear or open to different interpretations.

The only tax that may, under certain circumstances, apply in Kazakhstan to the above transactions is the withholding tax (i.e., income tax taxable at the source of payment). No other taxes or duties should be levied in Kazakhstan with respect to the above transactions. For all relevant purposes of this summary, except as noted below (for example, in relation to tax relief), legal entities and individuals are subject to similar withholding tax treatment.

Tax Residence

Non-resident persons should not become residents in Kazakhstan for Kazakhstan tax purposes only by reason of the acquisition, ownership or disposal of the ADSs. Therefore, under the Kazakhstan tax law, holders of the ADSs (the “ADS Holders”), being non-residents for Kazakhstan tax purposes with no presence in Kazakhstan, should only be taxed on their income earned from sources in Kazakhstan rather than on their worldwide income.

For all relevant purposes of this section, all of the ADS Holders are not considered tax residents of Kazakhstan.

Taxation of Disposals of ADSs under the AIFC Law and the Tax Code – General Matters

Disposals include almost all types of title transfers, including sales and exchanges.

Save as discussed in “Exempt Disposals of ADSs” below, income (capital gain) from disposals of ADSs is taxable in Kazakhstan.

Capital gain is a positive difference between the sale price of the ADSs and their initial value (tax basis). If a transferor fails to provide an acquirer with documents confirming the initial value of the ADSs (tax basis of the transferor), the acquirer should apply withholding tax on a gross basis (i.e., to the purchase price).

Exempt Disposals of ADSs

AIFC Law

Under the AIFC Law, capital gains derived by the ADS Holders from the disposal of their ADSs should be exempt from taxation in Kazakhstan until January 1, 2066 provided that such securities are included on the official list of the AIX as of the date of such disposal. Accordingly, by virtue of the ADSs being admitted to the official list of the AIX, any income derived from the disposal of the ADSs included on the official list of the AIX as of the date of such disposal should be exempt from taxation in Kazakhstan.

After the expiration of the above term and in any other cases when AIFC Law may become ineffective or not applicable, the provisions of the Tax Code would apply. See “—Tax Code.”

Tax Code

The Tax Code provides a relief from withholding tax in respect of capital gains derived by the ADS Holders (other than individuals) from the disposal of the ADSs on a stock exchange operating in Kazakhstan or a foreign stock exchange under the open trade method if the ADSs are included on the official lists of such stock exchanges on the date of their disposal. The Tax Code provides quite similar relief from withholding tax for the ADS Holders that are individuals, however only in the case of disposal on a stock exchange operating in Kazakhstan (i.e., there is no possibility to obtain such relief in case of the disposal of the ADSs on a foreign stock exchange).

Treaty Protection

If the above exemptions set out by the AIFC Law or the Tax Code are not available, the ADS Holders who are residents in jurisdictions with which Kazakhstan has double tax treaties may be entitled to withholding tax exemption if certain conditions are met.

However, treaty protection could be achieved through withholding tax refund only, i.e., after withholding tax is paid to the Kazakhstan state budget. Thus, the ADS Holders who are eligible for withholding tax exemption should file a withholding tax refund claim along with documents set out in the Kazakhstan lax legislation to the respective tax authority within the required timeframe.

In practice, however, this process may be administratively burdensome and time-consuming with no guarantee of a successful outcome.

Taxable Disposals of ADSs

This discussion applies only to disposals that are not exempt as described above. In addition, the Kazakhstan tax legislation does not provide a clear and explicit treatment of certain operations performed on stock exchanges. This ambiguity, including, in particular, the uncertainty surrounding the taxation of certain transactions with depositary receipts, including the ADSs, creates a risk that the tax authorities may take a view different than that outlined below.

Under the Tax Code, both depositary receipts, including the ADSs, and shares, including our common shares, are treated as securities. If a sale of the ADSs is treated as a sale of the respective underlying assets (i.e., our common shares), a disposal of ADSs might be subject to taxation in accordance with provisions on the taxation of capital gains derived from a disposal of our common shares. Accordingly, conditions for tax relief of capital gain derived from a disposal of the ADSs should be identical to the conditions for tax relief of capital gain derived from a disposal of our common shares.

Non-resident buyers of the ADSs are not subject to taxation in Kazakhstan upon acquisition of the ADSs. However, obligations on assessment, declaration, withholding and remittance to the state budget of withholding tax on capital gains shall be fulfilled by an acquirer acting as a tax agent, regardless of whether the acquirer is a resident or non-resident for Kazakhstan tax purposes. In order to fulfill their tax agent obligations, non-residents should register with the tax authorities of Kazakhstan.

As a general rule, capital gain derived from a disposal of the ADSs is subject to Kazakhstan withholding tax at the rate of 15%. However, if the transferor is registered in a Country with a Favorable Tax Regime (as defined below), capital gain derived from a disposal of the ADSs is subject to withholding tax at the rate of 20%.

The Tax Code defines a “Country with a Favorable Tax Regime” as either a foreign country or a territory that meets one of the following criteria:

•	the profit tax rate in such a country or territory is less than 10%; or

•

such a country or territory has laws on confidentiality of financial information or laws that allow to keep confidential information about the actual owner of property or income or the actual owners, participants, founders or shareholders of a legal entity (except for a foreign country or a territory that has entered into an international treaty with Kazakhstan providing for exchange of information on tax matters between the competent authorities, save for the cases when the foreign country or territory does not ensure the exchange of information on tax matters between the competent authorities). A foreign country or territory is regarded as having failed to ensure the exchange of information with the competent Kazakhstan authority for tax purposes if one of the following conditions is met: a Kazakhstan competent authority receives an official refusal of a foreign competent authority for the provision of information, even though such exchange is set out in the relevant international treaty; or a competent foreign authority fails to provide the requested information within the period exceeding two years after the Kazakhstan competent authority’s request.

The following jurisdictions are currently included on the list of the Countries with a Favorable Tax Regime: Principality of Andorra, Antigua and Barbuda, Commonwealth of The Bahamas, Barbados, Kingdom of Bahrain, Belize, the state of Brunei Darussalam, Republic of Vanuatu, Republic of Guyana, Republic of Guatemala, Grenada, Republic of Djibouti, Dominican Republic, Commonwealth of Dominica, Kingdom of Spain (in respect of the territories of the Canary Islands only), People’s Republic of China (in respect of the territories of the special administrative regions of Macau and Hong Kong only), Republic of Colombia, Union of the Comoros, Republic of Costa Rica, Malaysia (in respect of the territory of Labuan enclave only), Republic of Liberia, Republic of Lebanon, Republic of Mauritius, Islamic Republic of Mauritania, Republic of Portugal (in respect of the territory of the islands of Madeira only), Republic of Maldives, Republic of the Marshall Islands, Principality of Monaco, Republic of Malta, Mariana Islands, Kingdom of Morocco (in respect of the territory of the city of Tangier only), Republic of the Union of Myanmar, Republic of Nauru, Kingdom of the Netherlands (in respect of the territories of the island of Aruba and dependent territories of the Antilles islands only), Federal Republic of Nigeria, New Zealand (in respect of the territories of the Cook Islands and Niue only), Republic of Palau, Republic of Panama, Independent State of Samoa, Republic of San Marino, Republic of Seychelles, Saint Vincent and the Grenadines, Federation of Saint Kitts and Nevis, Saint Lucia, United Kingdom (in

respect of the following territories only: Anguilla, Bermuda, the British Virgin Islands, Gibraltar, the Cayman Islands, Montserrat, the Turks and Caicos Islands, Isle of Man; the Channel Islands (Guernsey, Jersey, Sark and Alderney), South Georgia and the South Sandwich Islands, and Chagos Island), United States (in respect of the following territories only: the Virgin Islands of the United States, Territory of Guam, Commonwealth of Puerto Rico and State of Wyoming), Republic of Suriname, United Republic of Tanzania, Kingdom of Tonga, Republic of Trinidad and Tobago, Republic of Fiji, Republic of the Philippines, Republic of France (in respect of the following territories only: Kerguelen Islands, French Polynesia and French Guiana), Montenegro, Democratic Socialist Republic of Sri Lanka and Jamaica.

Taxation of Dividends under the AIFC Law and the Tax Code

Dividends due to the ADS Holders actually represent dividends on underlying assets, i.e., dividends on our common shares. Dividends due to the ADS Holders should therefore be subject to taxation in accordance with provisions on the taxation of dividends on our common shares. Accordingly, the conditions for tax relief of income in the form of dividends on ADSs are identical to the conditions for tax relief of dividends on our common shares, except for the procedures for applying the treaty protection as set out below.

Under the AIFC Law, dividends paid on the securities are exempt from taxation in Kazakhstan until January 1, 2066 provided that such securities are included on the official list of the AIX at the time the dividends are accrued and provided the Active Trading Criteria discussed below are met. Accordingly, as the ADSs are admitted to the official list of the AIX, dividends paid on the common shares underlying the ADSs are currently exempt from taxation in Kazakhstan, provided the Active Trading Criteria discussed below are met.

After the expiration of the above term and in any other cases when AIFC Law may become ineffective or not applicable, the provisions of the Tax Code would apply.

The Tax Code provides relief from withholding tax in respect of dividends paid to the ADS Holders (both individuals and legal entities) if the ADSs are included on the official list of a stock exchange operating in Kazakhstan on the date when the dividends are accrued.

Since January 1, 2023, under the new amendments to the AIFC Law and the Tax Code, the dividend tax exemption described above applies only if Active Trading Criteria are met. The Active Trading Criteria include the volume of deals with such securities being not less than ₸25 million a month and the number of deals with such securities being not less than 50 a month, and the criteria are satisfied only on the basis of executed deals. However, the current legislation of Kazakhstan and AIFC does not specify the period within the relevant tax year during which the Active Trading Criteria must be met. See “Risk Factors—Risks Relating to Taxation—The ADSs need to be listed on the official list of the AIX or the KASE and there should be certain trading in such securities in order for the holders of ADSs to enjoy the applicable tax exemptions provided under the Tax Code and the AIFC Law.”

If dividends on the ADSs are not exempt as set out above, such dividends are subject to withholding tax at the rate of 15% (or 10% if the non-resident ADS holder has held the ADSs for more than three years on the date of accrual of dividends). However, dividends on the ADSs held by a resident of a Country with a Favorable Tax Regime are subject to withholding tax at the rate of 20%. The withholding tax is applied to the gross amount of dividends without allowance for any deductions. The ADS Holders should not be subject to any other tax reporting, payment, registration or compliance requirements with respect to dividends on the ADSs. The ADS Holders who are resident in countries with which Kazakhstan has double tax treaties may be entitled to a reduced rate of withholding tax if certain conditions are met.

Subject to the above, depending on the country of residence and satisfaction of certain other conditions, the dividend withholding tax rates under Kazakhstan’s double tax treaties in effect as of the date of this prospectus may be between 5% and 15%. Under the double tax treaties effective on the date of this prospectus, reduction of the dividend withholding tax to a rate below 15% may only be available to beneficial owners of dividends that are companies (depending on a particular double tax treaty, certain other requirements should also be met for reduction of withholding tax rate).

In order to avail themselves of this relief, eligible ADS Holders have to provide us with a document issued by the competent authority of their country of tax residence confirming their tax residence in a treaty jurisdiction. The document should be provided within the deadlines set out in the Kazakhstan tax legislation and meet the requirements of the Tax Code. To be valid in Kazakhstan, a stamp of the competent authority and signature of the authorized official in this document should be apostilled or legalized by an ADS Holder’s home country’s competent authority. If an ADS Holder provides a copy of such document, the signature and stamp of a foreign notary should be apostilled or legalized as well.

Apostille or legalization of the above signatures and stamps are not required if such document is published on the official website of the competent authority or other authentication procedures are set out in international agreements to which Kazakhstan is a party, mutual agreement procedures between Kazakhstan and foreign competent authorities or the decision of the Eurasian Economic Union authority.

In addition, to apply the treaty protection, we will need to have available the list of the ADS Holders containing the information required by the Kazakhstan tax legislation. Depending on how a contract for keeping records and proof of ownership over the ADSs is structured, the list of the ADS Holders should be provided to us either by a central depository or organization having the right to conduct depositary activities on a foreign security market.

If the document confirming tax residency of an ADS Holder is not made available to us prior to March 31 of the year following the year when dividends are paid or if the list of the ADS Holders is not provided to us, we, acting as tax agent, should withhold withholding tax at a standard 15% rate (or a 20% rate if the recipient is a resident of a Country with a Favorable Tax Regime) and account for the withheld amounts to the relevant authority. The ADS Holders who are eligible for a lower withholding tax rate should later be able to claim a refund of the excessively withheld amount of withholding tax from us. In doing so, the ADS Holders should provide us with a notarized copy of a document confirming their title to the ADSs and the document confirming tax residency of ADS Holders meeting the requirements mentioned above.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs by U.S. Holders (as defined below) that purchase such ADSs pursuant to this offering and hold such ADSs as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States of America and Kazakhstan, as amended (the “Tax Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold the ADSs as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of the Issuer’s stock or U.S. Holders that receive the ADSs as compensation). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ADS that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes invests in an ADS, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of an ADS.

Except as discussed below under “—Passive Foreign Investment Company Considerations,” this discussion assumes that the Issuer is not and will not be a passive foreign investment company for U.S. federal income tax purposes.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. EACH PERSON CONSIDERING AN INVESTMENT IN AN ADS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ADS IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

Treatment of the ADSs

A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as the owner of its proportionate interest in the common shares of the Issuer held by the depositary (or its custodian) that are represented and evidenced by such ADS. However, such treatment could be affected by actions taken by the depositary (or its custodian) that are inconsistent with a U.S. Holder’s beneficial ownership interest in the common shares of the Company. If a U.S. Holder is treated as the owner of its proportionate interest in the common shares of the Company held by the depositary (or its custodian), any deposit or withdrawal of the common shares of the Company by such U.S. Holder in exchange for ADS generally will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes. If the U.S. Holder is not so treated, the U.S. tax considerations relating to an investment in an ADS may be different from those described herein.

The discussion below assumes that a U.S. Holder will be treated for U.S. federal income tax purposes as the owner of its proportionate interest in the common shares of the Issuer held by the depositary (or its custodian) that are represented and evidenced by such ADS.

Distributions

A U.S. Holder that receives a distribution of cash or other property (other than certain distributions of the Issuer’s stock or rights to acquire the Issuer’s stock) with respect to an ADS generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. tax withheld from such distribution) to the extent of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADS and then as gain (which will be treated in the manner described below under “Sale, Exchange or Other Disposition of the ADSs”). The Issuer has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The amount of any distribution on an ADS made in non-U.S. currency is the U.S. dollar value of the amount distributed translated at the spot rate of exchange on the date such distribution is received by the depositary or the U.S. Holder, respectively. Such U.S. Holder generally will have a basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of such receipt. Any gain or loss on a conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss from sources within the United States.

A distribution on an ADS that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Such dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any non-refundable non-U.S. tax withheld from distributions received in respect of an ADS. A U.S. Holder that does not elect to claim a U.S. foreign tax credit for non-U.S. income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. If Kazakhstan tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. See “Material Kazakhstan Tax Considerations—Taxation of Dividends under the AIFC Law and the Tax Code.” The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) from a “qualified foreign corporation” or in respect of stock of a non-U.S. corporation that is readily tradable on an established securities market in the United States generally qualifies for preferential rates of tax so long as (i) the distributing corporation is not a passive foreign investment company (as described below under “—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. So long as the ADSs are listed on Nasdaq, if the conditions in clauses (i) and (ii) above are met, dividends paid on an ADS should qualify for the preferential rates of tax. Special rules apply with respect to dividends qualifying for the preferential rates for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of an ADS in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such ADS. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ADS for more than one year at the time of such sale, exchange or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States. As discussed above under “Material Tax Considerations—Material Kazakhstan Tax Considerations—Taxable Disposals of ADSs,” gain realized on the sale, exchange or other disposition of an ADS by a U.S. Holder may be subject to Kazakhstan taxes. Each U.S. Holder should consult its own tax advisor regarding its ability to credit such Kazakhstan taxes against its U.S. federal income tax liability in its particular circumstances.

Passive Foreign Investment Company Considerations

The Issuer believes that it was not in 2022, and it does not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Issuer’s control, such as the value of its assets (including goodwill) and the amount and type of its income, there can be no assurance that the Issuer will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (“IRS”) will agree with the Issuer’s conclusion regarding its PFIC status in any taxable year. If the Issuer is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and net gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Certain exceptions apply to treat “banking income” earned by a non-U.S. corporation that is an “active bank” or by certain affiliates of the non-U.S. corporation that are also active banks as non-passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

If the Issuer is a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by the Issuer or upon a sale, exchange or other disposition of an ADS at a gain, whether or not the Issuer continues to be a PFIC. The tax would be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which the Issuer is a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge would also be imposed on the amount of taxes so derived for each such taxable year. In addition, a person who acquires an ADS from a deceased U.S. Holder who held such ADS in a taxable year in which the Issuer was a PFIC generally would be denied the step-up of the tax basis in such ADS for U.S. federal income tax purposes to the fair market value of such ADS at the date of such deceased U.S. Holder’s death. Instead, such person would have a tax basis in such ADS equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis in such ADS.

The tax consequences that would apply if the Issuer were a PFIC would be different from those described above if a “mark-to-market” election were available and a U.S. Holder validly made such an election as of the beginning of such U.S. Holder’s holding period. If such election were made, (i) such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, an ADS at the end of each taxable year in which the Issuer was a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such ADS and (ii) any gain from a sale, exchange or other disposition of such ADS in a taxable year in which the Issuer was a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election would be available to a U.S. Holder only if the ADS is considered “marketable stock.” Generally, stock is considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of the applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Nasdaq constitutes a qualified exchange.

The tax consequences that would apply if the Issuer were a PFIC would also be different from those described above if a U.S. Holder were eligible for and timely made a valid “qualified electing fund” (“QEF”) election. In order for a U.S. Holder to be able to make a QEF election, however, the Issuer would be required to provide such U.S. Holder with certain information. As the Issuer does not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election would not be available.

If the Issuer is a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which the Issuer has a direct or indirect equity interest and (ii) generally will be required to file annually a statement setting forth certain information with its U.S. federal income tax returns.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC, including the potential extension of the period of limitations on assessment and collection of U.S. federal income taxes arising from a failure to file the statement described in the preceding paragraph.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to an ADS and net gain from the sale, exchange or other disposition of an ADS.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of an ADS, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Reportable Transactions

A U.S. Holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a distribution on an ADSs.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include an ADSs if it is not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Considerations for Non-U.S. Holders under the U.S. Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on (i) payments of certain U.S. source income, including interest and dividends (“withholdable payments”) and (ii) payments that are “attributable” to withholdable payments (“foreign passthru payments”) made by “foreign financial institutions” (such as banks, brokers, investment funds or certain holding companies) (“FFI”). It is uncertain at present when payments will be treated as “attributable” to withholdable payments.

If the Issuer is treated as an FFI for purposes of FATCA, it is possible that, in order to comply with FATCA, the Issuer or the depository (or if an ADS is held through a financial institution, such financial institution) may be required, pursuant to an “FFI Agreement” with the United States or under applicable law (including pursuant to the terms of any applicable intergovernmental agreement relating to FATCA entered into between the United States and another jurisdiction (an “IGA”)) to request certain information from the holders or beneficial owners of the ADS, which information may be provided to the IRS. In addition, it is possible that the Issuer or the depository or such other financial institution may be required to apply the FATCA withholding tax to any portion of any payment with respect to an ADS treated as a foreign passthru payment made on or after the date that is two years after the date on which the final U.S. Treasury regulations that define “foreign passthru payments” are published if such information is not provided or if payments are made to certain financial institutions that have not agreed to comply with an FFI Agreement with the United States (and are not otherwise required to comply with the FATCA regime under applicable law (including pursuant to the terms of any applicable IGA)). Each holder and beneficial owner an ADS should consult its own tax advisor regarding the application of FATCA to an ADS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Nomura Securities International, Inc.
Susquehanna Financial Group, LLLP
WR Securities, LLC

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from the Selling Shareholders and subject to prior sale. The underwriting agreement between the representatives and the Selling Shareholders provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including, among other things, that the company support agreement entered into between us and the representatives and dated the date of this prospectus is in full force and effect. Among other things, the company support agreement provides for certain representations and warranties to, and indemnification of, the underwriters by the Company in connection with the offering. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

	Per ADS	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We estimate that our share of the total expenses of the offering will be approximately $              . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with FINRA up to $40,000.

We have applied to have the ADSs listed on Nasdaq under the symbol “KSPI.” Since 2020, Regulation S GDRs and Rule 144A GDRs, each representing one common share, have been listed and traded on the LSE under the symbols “KSPI” and “80TE,” respectively. Our common shares, Regulation S GDRs and Rule 144A GDRs are listed and traded on the KASE under the symbols “KSPI,” “KSPId” and “KSPId,” respectively. The Regulation S GDRs are also listed and traded on the AIX under the symbol “KSPI,” and our common shares are listed on the AIX under the symbol “KSPI.S.” Prior to or concurrent with, and conditional upon, the completion of this offering, we intend to amend the terms and rename the outstanding Regulation S GDRs so as to designate them as ADSs. The ADSs being offered by this prospectus represent only a portion of the Regulation S GDRs, all of which will be redesignated as ADSs. Therefore, upon completion of the offering, a total of              ADSs will be outstanding, which includes the ADSs being offered by this prospectus. The ADSs will then trade on Nasdaq, the LSE, the KASE and the AIX, in each case, quoted in U.S. dollars. Rule 144A GDRs will continue to be listed and traded on the LSE and the KASE, in each case, quoted in U.S. dollars, and our common shares will continue to be listed and traded on the KASE, quoted in Kazakhstan tenge, and listed on the AIX.

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”) (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, GDRs or ADSs or any securities convertible into or exercisable or exchangeable for common shares, GDRs or ADSs, (ii) file any registration statement with the SEC relating to the offering of any common shares, GDRs or ADSs or any securities convertible into or exercisable or exchangeable for common shares, GDRs or ADSs, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, GDRs or ADSs, in each case, regardless of whether any such transaction is to be settled by delivery of ADSs, GDRs, common shares or any other securities convertible into or exercisable or exchangeable for ADSs, GDRs or common shares in cash or otherwise. The restrictions described in this paragraph do not apply to:

(a)	the ADSs to be sold pursuant to the underwriting agreement;

(b)

the issuance by the Company of common shares, ADSs or GDRs upon the exercise of an option or warrant or the conversion of a security outstanding on or prior to the date of the company support agreement;

(c)	the issuance by the Company of common shares, ADSs or GDRs upon any award or vesting event pursuant to our long-term incentive plan described in this prospectus;

(d)

the establishment or amendment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, ADSs or GDRs;

(e)

the issuance by the Company of common shares, ADSs or GDRs in connection with the acquisition by the Company or any of its subsidiaries of the securities, business, technology, property or other assets of one or more persons or entities, or any joint ventures, commercial relationships and other strategic relationships of the Company or its subsidiaries; provided that the aggregate number of common shares that we may sell or issue or agree to sell or issue pursuant to this clause shall not exceed 10% of the total number of common shares outstanding immediately following the sale of ADSs contemplated by the underwriting agreement and the recipient of such common shares must deliver a lock-up agreement; and

(f)

the filing of any registration statement(s) on Form S-8 relating to the securities (including underlying securities granted or to be granted pursuant to our long-term incentive plan described in this prospectus or any assumed employee benefit plan or long-term incentive plan contemplated by this clause).

These exceptions are subject to certain limitations and provisos as set out in full in the company support agreement filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part.

The Selling Shareholders and our executive officers and members of our board of directors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the restricted period (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, GDRs or ADSs beneficially owned by the lock-up signatory or any other securities so owned convertible into or exercisable or exchangeable for common shares, GDRs or ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, GDRs or ADSs, in each case, regardless of whether any such transaction is to be settled by delivery of ADSs, GDRs, common shares or any other securities convertible into or exercisable or exchangeable for ADSs, GDRs or common shares in cash or otherwise. The restrictions described in this paragraph do not apply to:

(a)	the registration of the offer and sale of the ADSs and the sale of such ADSs to the underwriters;

(b)	the deposit of our common shares with the depositary in exchange for the issuance of either ADSs or GDRs, or the cancellation of ADSs or GDRs and the withdrawal of the underlying common shares;

(c)	transactions relating to our common shares, ADSs and GDRs or other securities acquired in open market transactions after the date of the prospectus;

(d)

transfers of our common shares, ADSs and GDRs as a bona fide gift, by will or by intestate succession to an immediate family member or to a trust whose beneficiaries consist exclusively of one or more of the lock-up parties and/or an immediate family member;

(e)

transfers of our common shares, ADSs and GDRs to any trust, partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the lock-up party or an immediate family member of the lock-up party;

(f)	transfers of our common shares, ADSs and GDRs to the lock-up party’s affiliates or to any investment fund or other entity controlled or managed by the lock-up party;

(g)

transfers or distributions of our common shares, ADSs and GDRs to direct or indirect general or limited partners, securityholders, unit holders, members or participants of the lock-up parties or to any company, limited partner, trust or fund of which a lock-up party or its affiliate is a managing general partner (including an ultimate general partner), a manager or a controlling investor, or to a legal entity that shares the same investment management or investment advisory company with, or acts solely as bare nominee on behalf of such lock-up party;

(h)	transfers of our common shares, ADSs and GDRs to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (d) through (g) above;

(i)

transfers of our common shares, ADSs and GDRs pursuant to an order of a court or regulatory agency or to comply with any regulations related to the lock-up party’s ownership of our common shares, ADSs and GDRs;

(j)	transfers of our common shares, ADSs and GDRs to the Company upon death, disability or termination of employment, in each case, of the lock-up party;

(k)

transfers of our common shares, ADSs and GDRs pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common shares, ADSs and GDRs involving a change of control of the Company following the consummation of the transactions contemplated by the underwriting agreement that has been approved by our board of directors;

(l)

the establishment or amendment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our common shares, ADSs and GDRs;

(m)

transfers or dispositions of our common shares, ADSs and GDRs to or by the Company or the retention of our common shares, ADSs and GDRs by the Company in connection with our long-term incentive plan as described in this prospectus;

(n)

the granting of any charge, pledge, lien or other security interest over our common shares, ADSs and GDRs pursuant to, or in connection with, any financing agreement or arrangement or with any restructuring, refinancing or amendment of any financing agreement or arrangement; and

(o)

with respect to Mr. Vyacheslav Kim and Baring Fintech Nexus Limited only, the transfer of our common shares, ADSs and GDRs held by Mr. Vyacheslav Kim from time to time under the Participation Deed to Baring Fintech Nexus Limited.

These exceptions are subject to certain limitations and provisos as set out in full in the lock-up agreement appended to the underwriting agreement filed as Exhibit 1.1 to the registration statement of which this prospectus forms a part.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their sole discretion, may release the ADSs, GDRs, common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the underwriters’ option to purchase additional ADSs. The underwriters may also sell ADSs in excess of their option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, including J.P. Morgan Securities plc’s role as principal in connection with our GDR repurchase program that is described elsewhere in this prospectus, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in this offering. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Pricing of the Offering

Prior to this offering, there has been no public market for the ADSs. Since 2020, Regulation S GDRs and Rule 144A GDRs, each representing one common share, have been listed and traded on the LSE under the symbols “KSPI” and “80TE,” respectively. Our common shares, Regulation S GDRs and Rule 144A GDRs are listed and traded on the KASE under the symbols “KSPI,” “KSPId” and “KSPId,” respectively. The Regulation S GDRs are also listed and traded on the AIX under the symbol “KSPI,” and our common shares are listed on the AIX under the symbol “KSPI.S.” Prior to or concurrent with, and conditional upon, the completion of this offering, we intend to amend the terms and rename the outstanding Regulation S GDRs so as to designate them as ADSs. The ADSs being offered by this prospectus represent only a portion of the Regulation S GDRs, all of which will be redesignated as ADSs. Therefore, upon completion of the offering, a total of              ADSs will be outstanding, which includes the ADSs being offered by this prospectus. The ADSs will then trade on Nasdaq, the LSE, the KASE and the AIX, in each case, quoted in U.S. dollars. Rule 144A GDRs will continue to be listed and traded on the LSE and the KASE, in each case, quoted in U.S. dollars, and our common shares will continue to be listed and traded on the KASE, quoted in Kazakhstan tenge, and listed on the AIX.

The initial public offering price of the ADRs was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were the trading price of our GDRs on the LSE and our common shares on the KASE, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that ADSs may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of ADSs shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer securities in Kazakhstan to or for the benefit of any Kazakhstan person or entity except for those persons or entities that are capable to do so under the Kazakhstan laws and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws. The ADSs will not, directly or indirectly, be offered for subscription or purchase in Kazakhstan, nor will invitations to subscribe for or buy or sell ADSs be issued in Kazakhstan, nor will any draft or definitive document in relation to any such offer, invitation or sale be distributed in Kazakhstan, except in compliance with Kazakhstan laws.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the securities are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the securities.

Accordingly, the securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

China

This prospectus will not be circulated or distributed in the PRC and the securities will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee		$(1)
FINRA filing fee		$(1)
Stock exchange listing fee		$(1)
Printing expenses		$(1)
Legal fees and expenses		$(1)
Accounting fees and expenses		$(1)
Miscellaneous costs		$(1)
Total		$(1)

(1)	To be completed by amendment.

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Certain matters of U.S. federal law in connection with this offering will be passed upon for us by Debevoise & Plimpton LLP. The validity of the common shares underlying the ADSs and certain other matters of Kazakhstan law in connection with this offering will be passed upon for us by Kinstellar LLP. Certain matters of U.S. federal law in connection with this offering will be passed upon for the underwriters by White & Case LLP. Certain matters of Kazakhstan law in connection with this offering will be passed upon for the underwriters by White & Case Kazakhstan LLP.

EXPERTS

Our financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon reports of such firm given their authority as experts in accounting and auditing.

Certain statistical data contained herein has been derived from and included herein in reliance upon the ADL Report, a research report prepared by ADL, an independent provider of research and analysis, commissioned by us and issued in August 2023, upon the authority of said firm as experts with respect to the matters covered by its report. ADL does not have any interest in our securities.

ENFORCEMENT OF CIVIL LIABILITIES

We are organized in Kazakhstan, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all of members of our board of directors reside outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Kazakhstan courts will not enforce any judgment obtained in a court established in a country other than Kazakhstan unless (i) there is in effect a treaty between such country and Kazakhstan providing for reciprocal enforcement of judgments and then only in accordance with the terms of such treaty or (ii) there is actual reciprocity in such country with regard to judgments obtained in Kazakhstan (i.e., the particular judge is satisfied that there is evidence that judgments obtained in Kazakhstan are enforceable (or were actually enforced) in such other country). There is no such treaty in effect between Kazakhstan and the United States, and the existence of actual reciprocity in the United States with regard to Kazakhstan could be difficult or even impossible to prove.

In the absence of an applicable treaty, enforcement of a final judgment rendered by a foreign court may still be recognized by a Kazakhstan court on the basis of reciprocity, if courts of the country where the foreign judgment is rendered have previously enforced judgments issued by Kazakhstan courts. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Kazakhstan. In any event, the existence of reciprocity must be established at the time the recognition and enforcement of a foreign judgment is sought, and it is not possible to predict whether a Kazakhstan court will in the future recognize and enforce on the basis of reciprocity a judgment issued by a foreign court, including a U.S. court.

Kazakhstan is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Kazakhstan due to a number of factors, including compliance with the procedure for the recognition and enforcement of foreign arbitral awards by Kazakhstan courts established by Kazakhstan law, limited experience of Kazakhstan courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Kazakhstan companies in favor of foreign investors, Kazakhstan courts’ inability to enforce such orders and corruption.

Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Kazakhstan court of competent jurisdiction. The possible need to re-litigate a judgment obtained in a foreign court on the merits in Kazakhstan may also significantly delay the enforcement of such judgment. Under Kazakhstan law, certain amounts may be payable by the claimant upon the initiation of any action or proceeding in any Kazakhstan court. These amounts, in many instances, depend on the amount of the relevant claim.

Shareholders may originate actions in Kazakhstan based upon applicable Kazakhstan laws. However, it is doubtful whether a Kazakhstan court would accept jurisdiction and impose civil liability in an original action commenced in Kazakhstan and predicated solely upon U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain websites at www.kaspi.kz and ir.kaspi.kz. Our websites and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase the ADSs or common shares.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the nine and three months ended 30 September 2022 and 2023 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Nine Months Ended		Three Months Ended
		30 September 2022	30 September 2023	30 September 2022	30 September 2023
REVENUE	4,5	877,692	1,342,697	337,529	508,436

Net fee revenue	18	457,276	682,287	182,603	266,833
Interest revenue	18	407,973	602,604	152,454	217,166
Retail revenue		—	37,133	—	16,027
Other gains	18	12,443	20,673	2,472	8,410
COSTS AND OPERATING EXPENSES	6	(387,887)	(621,834)	(135,972)	(228,873)

Interest expenses	18	(190,519)	(344,431)	(75,176)	(123,957)
Transaction expenses	18	(16,200)	(20,078)	(5,568)	(7,238)
Cost of goods and services	18	(57,097)	(108,085)	(21,340)	(40,749)
Technology & product development		(41,664)	(60,079)	(15,056)	(22,138)
Sales & marketing		(19,390)	(13,802)	(4,034)	(5,073)
General & administrative expenses		(16,604)	(18,194)	(5,520)	(6,515)
Provision expenses	7	(46,413)	(57,165)	(9,278)	(23,203)

NET INCOME BEFORE TAX		489,805	720,863	201,557	279,563

Income tax	8	(89,210)	(120,086)	(35,271)	(47,071)

NET INCOME		400,595	600,777	166,286	232,492

Attributable to:
Shareholders of the Company		397,882	597,073	165,243	231,156
Non-controlling interest		2,713	3,704	1,043	1,336

NET INCOME		400,595	600,777	166,286	232,492

Earnings per share
Basic (KZT)	9	2,072	3,143	860	1,218
Diluted (KZT)	9	2,054	3,116	852	1,207

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the nine and three months ended 30 September 2022 and 2023 (Unaudited)

(in millions of KZT)

	Nine Months Ended		Three Months Ended
	30 September 2022	30 September 2023	30 September 2022	30 September 2023
NET INCOME	400,595	600,777	166,286	232,492

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(56)	67	24	48
Items that may be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for debt instruments at FVTOCI:
(Losses)/gains arising during the period, net of tax KZT Nil	(18,671)	14,334	3,561	(2,458)
Expected credit losses/(recoveries) recognised in profit or loss	1,473	720	(194)	536
Reclassification of losses included in profit or loss, net of tax KZT Nil	508	3,116	13	2,015
Foreign exchange differences on translation of foreign operations	(22)	(59)	(48)	(247)

Other comprehensive (loss)/gain for the period	(16,768)	18,178	3,356	(106)

TOTAL COMPREHENSIVE INCOME	383,827	618,955	169,642	232,386

Attributable to:
Shareholders of the Company	381,290	615,060	168,563	231,051
Non-controlling interest	2,537	3,895	1,079	1,335

TOTAL COMPREHENSIVE INCOME	383,827	618,955	169,642	232,386

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2022 and 30 September 2023 (Unaudited)

(in millions of KZT)

	Notes	31 December 2022	30 September 2023
ASSETS:
Cash and cash equivalents	10	615,360	528,515
Mandatory cash balances with National Bank of the Republic of Kazakhstan		42,917	46,931
Due from banks		25,668	29,589
Investment securities and derivatives	11	1,076,272	1,424,422
Loans to customers	12,18	3,154,810	3,789,852
Property, equipment and intangible assets		131,840	151,913
Other assets	18	74,780	108,053

TOTAL ASSETS		5,121,647	6,079,275

LIABILITIES AND EQUITY
LIABILITIES:
Due to banks	13	16,432	5,011
Customer accounts	14,18	4,000,690	4,821,439
Debt securities issued		140,378	97,104
Subordinated debt		67,608	60,783
Other liabilities	18	70,850	85,492

TOTAL LIABILITIES		4,295,958	5,069,829

EQUITY:
Issued capital	15	130,144	130,144
Treasury shares	15	(94,058)	(136,532)
Additional paid-in-capital		506	506
Revaluation (deficit)/reserve of financial assets and other reserves		(9,201)	8,786
Share-based compensation reserve	16	29,274	25,602
Retained earnings		762,500	970,989

Total equity attributable to Shareholders of the Company		819,165	999,495
Non-controlling interest		6,524	9,951

TOTAL EQUITY		825,689	1,009,446

TOTAL LIABILITIES AND EQUITY		5,121,647	6,079,275

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the nine months ended 30 September 2022 and 2023 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation (deficit)/reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2021	130,144	(32,614)	506	2,597	21,242	377,852	499,727	4,968	504,695

Net income	—	—	—	—	—	397,882	397,882	2,713	400,595
Other comprehensive loss	—	—	—	(16,592)	—		(16,592)	(176)	(16,768)

Total comprehensive income	—	—	—	(16,592)	—	397,882	381,290	2,537	383,827

Dividends declared	—	—	—	—	—	(95,787)	(95,787)	—	(95,787)
Dividends declared by subsidiary to non-controlling interest	—	—	—	—	—	—	—	(1,703)	(1,703)
Share options accrued	—	—	—	—	11,082	—	11,082	—	11,082
Share options exercised	—	2,223	—	—	(11,937)	9,714	—	—	—
Share buy-back program	—	(36,344)	—	—	—	—	(36,344)	—	(36,344)

Balance at 30 September 2022	130,144	(66,735)	506	(13,995)	20,387	689,661	759,968	5,802	765,770

Balance at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689

Net Income	—	—	—	—	—	597,073	597,073	3,704	600,777
Other comprehensive income	—	—	—	17,987	—	—	17,987	191	18,178

Total comprehensive income	—	—	—	17,987	—	597,073	615,060	3,895	618,955

Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	(2,080)	(2,080)	2,080	—
Dividends declared	—	—	—	—	—	(399,067)	(399,067)	—	(399,067)
Dividends declared by subsidiary to non-controlling interest	—	—	—	—	—	—	—	(2,548)	(2,548)
Share options accrued	—	—	—	—	11,651	—	11,651	—	11,651
Share options exercised	—	2,760	—	—	(15,323)	12,563	—	—	—
Share buyback program	—	(45,234)	—	—	—	—	(45,234)	—	(45,234)

Balance at 30 September 2023	130,144	(136,532)	506	8,786	25,602	970,989	999,495	9,951	1,009,446

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended 30 September 2022 and 2023 (Unaudited)

(in millions of KZT)

	Nine months ended 30 September 2022	Nine months ended 30 September 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net fee revenue received	452,570	693,922
Interest received from loans to customers	339,162	424,259
Other interest received	31,870	57,208
Retail revenue received	—	37,133
Other income received	28,986	21,289
Interest paid	(180,816)	(330,833)
Expenses paid on obligatory insurance of individual deposits	(5,090)	(7,604)
Transaction expenses	(16,200)	(20,078)
Cost of goods and services purchased	(52,481)	(106,822)
Technology & product development	(27,545)	(51,158)
Fees & commissions paid	(20,070)	(25,115)
General & administrative expenses	(9,465)	(11,554)

Cash flows from operating activities before changes in operating assets and liabilities	540,921	680,647

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(8,578)	(4,014)
Due from banks	18,493	(3,425)
Financial assets at FVTPL	9,779	3,303
Loans to customers	(430,148)	(669,550)
Other assets	(23,705)	(31,311)
Increase/(decrease) in operating liabilities:
Due to banks	30,540	(11,368)
Customer accounts	559,841	813,091
Financial liabilities at FVTPL	(2,140)	881
Other liabilities	(2,400)	2,243

Cash inflow from operating activities before income tax	692,603	780,497
Income tax paid	(86,896)	(110,435)

Net cash inflow from operating activities	605,707	670,062

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(34,655)	(43,301)
Proceeds on sale of property and equipment	3,807	155
Proceeds on disposal of investment securities at FVTOCI	609,552	1,751,639
Purchase of financial assets at FVTOCI	(897,048)	(1,976,849)
Acquisition of subsidiary, net of cash acquired	—	(4,820)

Net cash outflow from investing activities	(318,344)	(273,176)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (Continued)

For the nine months ended 30 September 2022 and 2023 (Unaudited)

(in millions of KZT)

	Nine months ended 30 September 2022	Nine months ended 30 September 2023
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(95,787)	(399,067)
Purchase of treasury shares	(36,344)	(45,234)
Dividends paid by subsidiary to non-controlling interest	(1,703)	(2,548)
Repayment of debt securities issued	—	(41,261)
Repayment of subordinated debt	—	(5,300)

Net cash outflow from financing activities	(133,834)	(493,410)

Effect of changes in foreign exchange rate on cash and cash equivalents	22,033	9,679
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	175,562	(86,845)
CASH AND CASH EQUIVALENTS, beginning of period	342,101	615,360

CASH AND CASH EQUIVALENTS, end of period	517,663	528,515

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

1.	Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•

Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool. We consider our Payments Platform to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings disproportionately more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

•

Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Other than in e-Grocery, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•

Fintech: Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services. All Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, consumers typically keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “Kaspi.kz”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

The Group structure did not change since 31 December 2022, except for acquisition of a 51% share in “Magnum E-commerce Kazakhstan” LLC in February 2023 with an investment of KZT 5 billion in its share capital, followed by an increase of the share of the Group in “Magnum E-commerce Kazakhstan” LLC to 90.01% with an additional commitment to invest KZT 65 billion during the next 3 years. The remaining 9.99% is owned by “Magnum Cash&Carry” LLC, the largest retail food chain in Kazakhstan. The net assets recognised in this interim condensed consolidated financial information were based on a provisional assessment of their fair value while the Group sought an independent valuation for the assets and liabilities owned by “Magnum E-commerce Kazakhstan” LLC. The valuation had not been completed at the time the financial information was authorised for issue.

The shareholders are as follows:

	31 December 2022%	30 September 2023%
Baring Funds*	28.80	27.48
Mikheil Lomtadze	24.55	24.63
Vyacheslav Kim	23.35	23.43
Public Investors	20.18	21.06
Management	3.12	3.40

Total	100.00	100.00

*

As at 31 December 2022 and 30 September 2023, Asia Equity Partners Limited held 22.36% and 21.02% of total shares, respectively and Baring Fintech Nexus Limited held 6.44% and 6.46% of total shares, respectively, on behalf of Baring Funds.

The Board of Directors of the Company authorised the issuance of this interim condensed consolidated financial information on 09 November 2023.

2.	Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, the management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures,

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December 2022	30 September 2023
KZT/USD	462.65	474.47
KZT/EUR	492.86	503.51

3.	Significant accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2022.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning 1 January 2023:

Amendments to IAS 1	Classification of liabilities as current or non-current
Amendments to IAS 1	Classification of Liabilities as Current or Non-current — Deferral of Effective Date
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 12	Deferred Tax Relating to Assets and Liabilities Arising from a Single Transaction
Amendments to IAS 8	Definition of Accounting Estimates

The above standards and interpretations were reviewed by the Group’s management, and determined to not have a significant effect on the consolidated financial information of the Group.

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.	Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains . Rewards earned by retail customers of the Group are deducted from revenue.

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
REVENUE	877,692	1,342,697	337,529	508,436

Fee revenue	489,235	710,162	193,817	276,318
Interest revenue	407,973	602,604	152,454	217,166
Retail revenue	—	37,133	—	16,027
Rewards	(31,959)	(27,875)	(11,214)	(9,485)
Other gains	12,443	20,673	2,472	8,410

Revenue by segments is presented below:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
Marketplace	148,922	283,566	67,868	125,250

Marketplace fee revenue	146,946	243,479	67,153	108,158
Retail revenue	—	37,133	—	16,027
Other gains	1,976	2,954	715	1,065
Payments	228,223	339,014	88,479	124,873

Payments fee revenue	174,664	260,788	68,254	97,009
Interest revenue	53,559	78,226	20,225	27,864
Fintech	534,929	747,992	192,396	267,798

Interest revenue	356,837	524,378	132,229	189,302
Fintech fee revenue	167,625	205,895	58,410	71,151
Other gains	10,467	17,719	1,757	7,345

Intergroup	(2,423)	—	—	—

Segment Revenue	909,651	1,370,572	348,743	517,921

Rewards	(31,959)	(27,875)	(11,214)	(9,485)

REVENUE	877,692	1,342,697	337,529	508,436

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Intergroup represents Payments interest revenue that was offset by Fintech interest expenses (part of the Fintech costs and operating expenses) due to Fintech loans being partially funded from Payments’ interest free balances.

Other gains (losses) are mainly net gains (losses) on foreign exchange operations and financial assets and liabilities at FVTPL.

For the nine months ended 30 September 2022 and 2023, the net (loss) gain on foreign exchange operations were KZT (1,030) million and KZT 10,817 million, respectively. For the three months ended 30 September 2022 and 2023, the net gain (loss) on foreign exchange operations were KZT (1,624) million and KZT 6,251 million, respectively.

For the nine months ended 30 September 2022 and 2023, the net gain on financial assets and liabilities at FVTPL were KZT 10,956 million and KZT 3,419 million, respectively. For the three months ended 30 September 2022 and 2023, the net (losses) gains on financial assets and liabilities at FVTPL were KZT 2,152 million and KZT (1,016) million, respectively.

It also includes immaterial revenue from mobile classified app in the Republic of Azerbaijan, Digital Classifieds LLC.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
Goods and services transferred at point in time	308,244	527,892	131,050	216,615

Marketplace fee revenue – Seller Fees	146,946	243,479	67,153	108,158
Payments fee revenue – Transaction Revenue	161,298	247,280	63,897	92,430
Retail revenue	—	37,133	—	16,027

Goods and services transferred over time	180,991	219,403	62,767	75,730

Payments fee revenue – Membership Revenue	13,366	13,509	4,357	4,580
Fintech fee revenue – Membership Revenue	3,756	2,375	970	847
Fintech fee revenue – Fintech Banking Service Fees	163,869	203,519	57,440	70,303

Total fee and retail revenue	489,235	747,295	193,817	292,345

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

5.	Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
SEGMENT REVENUE	909,651	1,370,572	348,743	517,921

Marketplace	148,922	283,566	67,868	125,250
Payments	228,223	339,014	88,479	124,873
Fintech	534,929	747,992	192,396	267,798
Intergroup	(2,423)	—	—	—

NET INCOME	400,595	600,777	166,286	232,492

Marketplace	93,114	160,474	44,935	73,862
Payments	136,715	219,531	55,753	81,939
Fintech	170,766	220,772	65,598	76,691

Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

For the nine months ended 30 September 2022 and 2023, costs and operating expenses that are deducted from revenue, include interest expenses of KZT 190,519 million and KZT 344,431 million, respectively, and for the nine months ended 30 September 2022 and 2023, provision expenses were KZT 46,413 million and KZT 57,165 million, respectively, both attributable to Fintech Segment, share-based compensation expenses and other expenses recognised across the segments.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments.

The following table presents the summary of share-based compensation expense by segments:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
SHARE-BASED COMPENSATION	(11,082)	(11,651)	(3,695)	(3,952)

Marketplace	(1,192)	(1,194)	(405)	(398)
Payments	(3,013)	(3,775)	(1,040)	(1,262)
Fintech	(6,877)	(6,682)	(2,250)	(2,292)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

6.	Costs and operating expenses

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
COSTS AND OPERATING EXPENSES	(387,887)	(621,834)	(135,972)	(228,873)

Interest expenses	(190,519)	(344,431)	(75,176)	(123,957)
Transaction expenses	(16,200)	(20,078)	(5,568)	(7,238)
Cost of goods and services	(57,097)	(108,085)	(21,340)	(40,749)
Technology & product development	(41,664)	(60,079)	(15,056)	(22,138)
Sales & marketing	(19,390)	(13,802)	(4,034)	(5,073)
General & administrative expenses	(16,604)	(18,194)	(5,520)	(6,515)
Provision expenses (see Note 7)	(46,413)	(57,165)	(9,278)	(23,203)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales and marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activity. In the nine months ended 30 September 2022 it included also our KZT 10,000 million contribution to the Kazakhstan Halkyna fund.

General and administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions. In the nine months ended 30 September 2022 it included also our losses in the amount of KZT 690 million as a result of January events.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Nine months ended 30 September 2022			Nine months ended 30 September 2023
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(14,608)	(725)	(743)	(16,665)	(237)	(939)
Technology & product development	(21,281)	(9,030)	(1,817)	(28,011)	(15,854)	(2,426)
Sales & marketing	(769)	—	(21)	(1,254)	—	(85)
General & administrative expenses	(9,696)	(2,061)	(1,697)	(11,755)	(2,630)	(257)

Total	(46,354)	(11,816)	(4,278)	(57,685)	(18,721)	(3,707)

	Three months ended 30 September 2022			Three months ended 30 September 2023
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(4,756)	(276)	(273)	(5,682)	—	(290)
Technology & product development	(7,530)	(3,538)	(679)	(9,872)	(6,249)	(896)
Sales & marketing	(256)	—	(9)	(438)	—	(26)
General & administrative expenses	(3,269)	(730)	(575)	(4,049)	(891)	(132)

Total	(15,811)	(4,544)	(1,536)	(20,041)	(7,140)	(1,344)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months Ended 30 September 2022	Three months ended 30 September 2023
SHARE-BASED COMPENSATION	(11,082)	(11,651)	(3,695)	(3,952)

Cost of goods and services	(915)	(988)	(306)	(330)
Technology & product development	(5,089)	(5,192)	(1,696)	(1,696)
Sales & marketing	(369)	(377)	(123)	(125)
General & administrative expenses	(4,709)	(5,094)	(1,570)	(1,801)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

7.	Provision expenses

The movements in loss allowance for the nine months ended 30 September 2022 were as follows:

	Loans to customers			Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equivalents	Other assets	Contingencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2021	64,043	10,582	67,791	19	130	—	2,662	1	3,846	18	149,092

Changes in provisions
-Transfer to Stage 1	3,877	(1,320)	(2,557)	—	—	—	—	—	—	—	—
-Transfer to Stage 2	(5,264)	5,632	(368)	—	(24)	24	—	—	—	—	—
-Transfer to Stage 3	(11,646)	(6,678)	18,324	—	—	—	—	—	—	—	—

Net changes, resulting from changes in credit risk parameters	(23,429)	5,587	28,931	(9)	(11)	1,172	319	4	412	20	12,996
New assets issued or acquired	62,326	—	—	—	13	—	—	—	—	—	62,339
Repaid assets (except for write-off)	(22,621)	(1,630)	(9,787)	—	(20)	—	—	—	—	—	(34,058)
Modification effect	—	—	5,136	—	—	—	—	—	—	—	5,136

Total effect on Consolidated Statements of Profit or Loss	16,276	3,957	24,280	(9)	(18)	1,172	319	4	412	20	46,413
Write-off, net of recoveries	—	—	(11,201)	—	—	—	—	—	—	—	(11,201)
Foreign exchange difference	—	—	18	—	—	—	—	—	—	—	18

As at 30 September 2022	67,286	12,173	96,287	10	88	1,196	2,981	5	4,258	38	184,322

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the nine months ended 30 September 2023 were as follows:

	Loans to customers				Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equivalents	Other assets	Contingencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2022	67,604	11,785	135,313	—	6	82	656	—	3	7,794	39	223,282

Changes in provisions
-Transfer to Stage 1	14,411	(1,737)	(12,674)	—	—	—	—	—	—	—	—	—
-Transfer to Stage 2	(8,382)	13,579	(5,197)	—	—	(1)	1		—	—	—	—
-Transfer to Stage 3	(13,518)	(8,204)	21,722	—	—		(530)	530	—	—	—	—

Net changes, resulting from changes in credit risk parameters	(26,163)	1,385	46,641	70	7	(3)	39	656	3	1,322	(5)	23,952
New assets issued or acquired	57,322	—	—	—	—	28			—	—	—	57,350
Repaid assets (except for write-off)	(27,703)	(1,473)	(9,518)	—	—	—	—	—	—	—	—	(38,694)
Modification effect	—	—	14,557	—	—	—	—	—	—	—	—	14,557

Total effect on Consolidated Statements of Profit or Loss	3,456	(88)	51,680	70	7	25	39	656	3	1,322	(5)	57,165
Write-off, net of recoveries	—	—	(43,134)	—	—	—	—	—	—	(3,737)	—	(46,871)
Foreign exchange difference	—	—	(1)	—	—	—	—	—	—	(48)	—	(49)

As at 30 September 2023	63,571	15,335	147,709	70	13	106	166	1,186	6	5,331	34	233,527

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2022 and 30 September 2023, the allowance for impairment on financial assets at FVTOCI of KZT 738 million and

KZT 1,458 million, respectively, is included in the ‘Revaluation reserve/(deficit) of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

8.	Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of Kazakhstan, Azerbaijan and Ukraine, where the Company and its subsidiaries operate and which may differ from IFRS.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income. Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	31 December 2022	30 September 2023
Vacation reserve, accrued bonuses	873	860
Property, equipment and intangible assets	(4,078)	(4,012)
Losses carried forward	—	1,234

Net deferred tax liability	(3,205)	(1,918)

Relationships between income tax expenses and net income before tax are explained as follows:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
Net income before tax	489,805	720,863	201,557	279,563

Tax at the statutory tax rate of 20%	(97,961)	(144,173)	(40,311)	(55,913)
Non-taxable income	9,317	29,120	4,571	10,511
Non-deductible expense	(566)	(5,033)	469	(1,669)

Income tax expense	(89,210)	(120,086)	(35,271)	(47,071)

Current income tax expense	(88,946)	(121,373)	(35,155)	(47,153)
Deferred income tax (expense)/benefit	(264)	1,287	(116)	82

Income tax expense	(89,210)	(120,086)	(35,271)	(47,071)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Corporate income tax rate is 20% in Kazakhstan and Azerbaijan, and 18% in Ukraine.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

	30 September 2022	30 September 2023
Net deferred tax liability:
At the beginning of the period	(2,467)	(3,205)

Change in deferred income tax balances recognised in profit or loss	(264)	1,287

At the end of the period	(2,731)	(1,918)

9.	Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share options.

	30 September 2022	30 September 2023
Net income attributable to the shareholders of the Company	397,882	597,073
Weighted average number of common shares for basic earnings per share	192,060,553	189,976,406
Weighted average number of common shares for diluted earnings per share	193,716,263	191,624,662

Earnings per share – basic (KZT)	2,072	3,143
Earnings per share – diluted (KZT)	2,054	3,116

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 September 2022	30 September 2023
Weighted average number of common shares for basic earnings per share	192,060,553	189,976,406
Number of potential common shares attributable to share-based compensation	1,655,710	1,648,256

Weighted average number of common shares for diluted earnings per share	193,716,263	191,624,662

10.	Cash and cash equivalents

	31 December 2022	30 September 2023
Cash on hand	179,766	195,479
Current accounts with banks	196,194	165,779
Short-term deposits with banks	229,389	156,295
Reverse repurchase agreements	10,011	10,962

Total cash and cash equivalents	615,360	528,515

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Cash on hand includes cash balances with ATMs and cash in transit. As at 31 December 2022 and 30 September 2023, current accounts and short-term deposits with NBRK are KZT 220,109 million and KZT 21,298 million, respectively.

As at 31 December 2022 and 30 September 2023, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 9,544 million and KZT 10,497 million, respectively.

11.	Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2022	30 September 2023
Total financial assets at FVTOCI	1,076,242	1,424,275
Total financial assets at FVTPL	30	147

Total investment securities and derivatives	1,076,272	1,424,422

Financial assets at FVTOCI comprise:

	31 December 2022	30 September 2023
Debt securities	1,075,955	1,423,843
Equity investments	287	432

Total financial assets at FVTOCI	1,076,242	1,424,275

	Interest rate, %	31 December 2022	Interest rate, %	30 September 2023
Debt securities
Discount notes of the NBRK	16.03	538,100	16.1	336,632
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.03	350,670	0.60-16.70	863,742
Corporate bonds	2.00-11.80	186,819	2.00-15.88	222,019
Sovereign bonds of foreign countries	0.63	366	0.63-3.50	1,450

Total debt securities		1,075,955		1,423,843

As at 31 December 2022 and 30 September 2023, sovereign debt securities represented by discount notes of the NBRK, bonds of the Ministry of Finance of the Republic of Kazakhstan, sovereign bonds of foreign countries amounted to KZT 889,136 million and KZT 1,201,824 million, respectively.

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2022	558	1,070,752	2,393	2,252	1,075,955
Debt securities as at 30 September 2023	10,787	1,405,543	4,067	3,446	1,423,843

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

As at 31 December 2022, financial assets at FVTOCI of the Group of KZT 1,073,703 million and KZT 2,252 million are classified in Stage 1 and Stage 2, respectively. As at 30 September 2023, financial assets at FVTOCI of the Group of KZT 1,420,395 million, KZT 2,217 million and KZT 1,231 million are classified in Stage 1, Stage 2 and Stage 3, respectively.

Financial assets at FVTPL comprise:

	31 December 2022	30 September 2023
Derivative financial instruments	30	147

Total financial assets at FVTPL	30	147

As at 31 December 2022 and 30 September 2023, financial assets at FVTPL included swap and spot instruments of KZT 30 million and KZT 56 million, respectively, with a notional amount of KZT 102,563 million and KZT 259,571 million, respectively and forwards of KZT Nil and KZT 91 million with a notional amount of KZT Nil and KZT 13,522 million.

As at 31 December 2022 and 30 September 2023, financial liabilities at FVTPL included swap and spot instruments of KZT 3 million and KZT 1,009 million, respectively with a notional amount of KZT 102,498 million and KZT 260,159 million, respectively, and forwards of KZT 144 million and KZT 18 million with a notional amount of KZT 8,598 million and KZT 14,738 million.

As at 31 December 2022 and 30 September 2023, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 22,720 million and KZT 25,351 million, respectively, and in favor of non-deliverable forwards of KZT 2,125 million and KZT 2,966 million, respectively.

As at 31 December 2022 and 30 September 2023, investment securities were not pledged or somehow restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling KZT 16,119 million and KZT 5,011 million, respectively.

12.	Loans to customers

	31 December 2022	30 September 2023
Gross loans to customers	3,369,512	4,016,537
Less: allowance for impairment losses (Note 7)	(214,702)	(226,685)

Total loans to customers	3,154,810	3,789,852

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

Movements in allowances for impairment losses on loans to customers for the nine months ended 30 September 2022 and 2023 are disclosed in Note 7.

As at 31 December 2022 and 30 September 2023, accrued interest of KZT 35,924 million and KZT 45,210 million, respectively, was included in loans to customers.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). Allowance for impairment to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents impairment loan loss allowances for all loans as a percentage of NPLs, the ratio can be more than 100%. These loans were classified in Stage 3.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment to gross NPLs
As at 31 December 2022	211,581	214,702	101%

As at 30 September 2023	229,129	226,685	99%

Provision expenses on loans to customers:

	Nine months ended 30 September 2022	Nine months ended 30 September 2023	Three months ended 30 September 2022	Three months ended 30 September 2023
Provision expenses on loans to customers:
Loans to customers	(44,513)	(55,118)	(9,624)	(22,569)

Total provision expenses on loans to customers	(44,513)	(55,118)	(9,624)	(22,569)

The Group did not provide loans, which individually exceeded 10% of the Group’s equity.

The gross carrying amount and related loss allowance on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	3,058,897	40,934	264,927	4,754	3,369,512
Loss allowance	(67,604)	(11,785)	(135,313)	—	(214,702)

Carrying amount as at 31 December 2022	2,991,293	29,149	129,614	4,754	3,154,810

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	3,625,014	53,378	329,614	8,531	4,016,537
Loss allowance	(63,571)	(15,335)	(147,709)	(70)	(226,685)

Carrying amount as at 30 September 2023	3,561,443	38,043	181,905	8,461	3,789,852

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

As at 31 December 2022 and 30 September 2023, loans to customers of KZT 30,969 million and KZT 63,857 million, respectively, that were restructured classified to Stage 3 with respective recognition of gross carrying amount of KZT 22,534 million and KZT 51,029 million, respectively.

As at 31 December 2022 and 30 September 2023, loans to customers of KZT nil and KZT 7,189 million, respectively, that were restructured more than 12 month ago classified to Stage 2 with respective recognition of gross carrying amount of KZT nil and KZT 5,909 million, respectively.

As at 31 December 2022 and 30 September 2023, loans to customers of KZT 18,720 million and KZT 26,046 million, respectively, that were restructured classified as POCI loans with respective recognition of gross carrying amount KZT 4,754 million and of KZT 8,531 million, respectively.

13.	Due to banks

	31 December 2022	30 September 2023
Recorded at amortised cost:
Repurchase agreements	16,119	5,011
Time deposits of banks and other financial institutions	313	—

Total due to banks	16,432	5,011

As at 31 December 2022 and 30 September 2023, accrued interest of KZT 58 million and KZT 7 million, respectively, was included in due to banks.

Fair value of collateral of repurchase agreements, which were classified as due to banks as at 31 December 2022 and 30 September 2023, amounted to KZT 15,014 million and KZT 4,890 million, respectively.

14.	Customer accounts

	31 December 2022	30 September 2023
Individuals
Term deposits	3,057,870	3,846,040
Current accounts	700,957	726,310

Total due to individuals	3,758,827	4,572,350

Corporate customers
Term deposits	59,638	57,276
Current accounts	182,225	191,813

Total due to corporate customers	241,863	249,089

Total customer accounts	4,000,690	4,821,439

As at 31 December 2022 and 30 September 2023, accrued interest of KZT 29,214 million and KZT 41,092 million, respectively, was included in customer accounts.

As at 31 December 2022 and 30 September 2023, customer accounts of KZT 42,733 million and KZT 43,963 million, respectively, were held as security against loans.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

As at 31 December 2022 and 30 September 2023, customer accounts of KZT 108,665 million (2.72% of total customer accounts) and KZT 107,126 million (2.22% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2022 and 30 September 2023, customer accounts were predominately denominated in KZT, comprising 87% and 90%, respectively and customer accounts in other foreign currencies were 13% and 10%, respectively.

15.	Share capital

The table below provides a reconciliation of the change in the number of authorised shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding
Common shares
1 January 2022	216,742,000	199,500,000	(7,312,777)	192,187,223
GDR options exercised (Note 16)	—	—	499,472	499,472
GDR buyback program	—	—	(2,376,725)	(2,376,725)

31 December 2022	216,742,000	199,500,000	(9,190,030)	190,309,970

GDR options exercised (Note 16)	—	—	618,788	618,788
GDR buyback program	—	—	(1,244,230)	(1,244,230)

30 September 2023	216,742,000	199,500,000	(9,815,472)	189,684,528

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed income.

During the periods ended 31 December 2022 and 30 September 2023, the Board of Directors approved five separate GDR buyback programs. The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital. One GDR represents one share.

The following table summarizes the details of the GDR buyback programs:

	Start date	Maturity date	Number of GDRs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2022	531,995	18,740
5th buy-back program (ongoing)	22 July 2023	21 October 2023	170,998	7,526

As at 30 September 2023			3,620,955	108,906

On 20 July 2023, the Board of Directors approved fifth share buyback program through October 2023 in the amount of up to USD 100 million.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
Balance at 1 January 2022	130,144	(32,614)	97,530
GDR options exercised	—	2,228	2,228
GDR buyback program	—	(63,672)	(63,672)

31 December 2022	130,144	(94,058)	36,086

GDR options exercised	—	2,760	2,760
GDR buyback program	—	(45,234)	(45,234)

30 September 2023	130,144	(136,532)	(6,388)

The following tables represent dividends declared:

	Dividends declared	Dividend per share
September 2022	95,787	KZT 500

Total for the period ended 30 September 2022	95,787

	Dividends declared	Dividend per share
March 2023	269,365	KZT 1,350
September 2023	129,702	KZT 750

Total for the period ended 30 September 2023	399,067

16.	Share-based compensation

In the fourth quarter 2022, the share option program was expanded to include more senior executives and other core Group personnel The share options will vest in annual installments over five years.

The management of the Group believes that share-based awards are vital to attract, incentivise and retain employees over the long-term.

Share-based compensation expense

The Group applies the graded vesting method, under which granted equity instruments are vested in instalments over the vesting period. Each installment is separately measured and attributed to expense over the vesting period. According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

GDR Options

The fair value of GDR options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

on the Group’s estimate of the number of GDR options that will eventually vest. Recipients of GDR Options are entitled to receive dividends once GDR options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December 2022	30 September 2023
Weighted average share price in USD	63.67	63.70
Expected volatility	43.48%	43.47%
Risk-free rate	3.57%	3.57%
Dividend yield	7.019%	7.016%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the GDR options outstanding:

	31 December 2022 (GDRs)	30 September 2023 (GDRs)
Outstanding at the beginning of the period	2,154,082	2,266,166

Granted	611,556	8,652
Forfeited	—	(7,774)
Exercised	(499,472)	(618,788)
Expired	—	—

Outstanding at the end of the period	2,266,166	1,648,256

In the period ended 31 December 2022 and 30 September 2023, 499,472 GDR options and 618,788 GDR options, respectively, were exercised and GDRs were issued from treasury shares.

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2022	21,242
GDR options accrued	19,984
GDR options exercised	(11,952)

31 December 2022	29,274

GDR options accrued	11,651
GDR options exercised	(15,323)

30 September 2023	25,602

17.	Fair value of financial instruments

a.	Fair value of financial instruments

IFRS defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

b.	Fair value of the Group’s financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2022	Fair value as at 30 September 2023	Fair value hierarchy	Valuation technique(s) and key input(s)
Non-derivative financial assets at FVTOCI (Note 11)	1,236	4,825	Level 1	Quoted prices in an active market.

Non-derivative financial assets at FVTOCI (Note 11)	1,074,972	1,417,200	Level 2	Quoted prices in markets that are not active.

Non-derivative financial assets at FVTOCI (Note 11)	—	2,216	Level 3	DCF method with weighted average discount ratio 18.3%

Unlisted Equity investments classified as financial assets at FVTOCI (Note 11)	34	34	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.

Derivative financial assets (Note 11)	30	147	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivative financial liabilities (Note 11)	147	1,027	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2022, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 534,108 million and KZT 664,469 million, respectively. As at 30 September 2023, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 534,108 million and KZT 664,469 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

There were no transfers between Level 1 and Level 2 in the period.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total
1 January 2023	—	—
Total gains or losses:
- in profit or loss	—	—
- in other comprehensive income	—	—
Purchases	—	—
Issues	—	—
Disposals/settlements	—	—
Transfer into level 3	2,216	2,216
Transfers out of level 3	—	—

30 September 2023	2,216	2,216

Transfer into Level 3

As at 30 September 2023, the Group has transferred debt securities with a fair value of KZT 2,217 million from level 2 to Level 3, as there were no recent observable arm’s length transactions on the market for more than 30 days, and in accordance with valuation technique, the fair value of these securities was categorised as Level 3.

c.	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2022
	Carrying amount	Fair value	Fair value hierarchy
Due from banks	25,668	25,234	Level 2
Loans to customers	3,154,810	3,192,581	Level 3
Due to banks	16,432	15,324	Level 2
Customer accounts	4,000,690	3,899,302	Level 2
Debt securities issued	140,378	133,825	Level 2
Subordinated debt	67,608	63,500	Level 2

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

	30 September 2023
	Carrying amount	Fair value	Fair value hierarchy
Due from banks	29,589	29,093	Level 2
Loans to customers	3,789,852	3,730,868	Level 3
Due to banks	5,011	4,890	Level 2
Customer accounts	4,821,439	4,758,209	Level 2
Debt securities issued	97,104	92,878	Level 2
Subordinated debt	60,783	57,238	Level 2

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to market rates available at the reporting date for loans with a similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

18.	Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	As at 31 December 2022		As at 30 September 2023
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Interim condensed consolidated statements of financial position
Loans to customers	3,057	3,369,512	2,586	4,016,537
- entities controlled by the key management personnel of the Group	—		2,586
- other related parties	3,057		—
Allowance for losses on loans to customers	(7)	(214,702)	(2)	(226,685)
- entities controlled by the key management personnel of the Group			(2)
- other related parties	(7)		—
Other assets	20	74,780	725	108,053
- entities controlled by the key management personnel of the Group	3		725
- other related parties	17		—
Customer accounts	16,442	4,000,690	36,848	4,821,439
- entities controlled by the key management personnel of the Group	5,462		18,050
- key management personnel of the Group	478		18,718
- other related parties	10,502		80
Other liabilities	1,339	70,850	1,213	85,492
- entities controlled by the key management personnel of the Group	198		1,167
- key management personnel of the Group	—		46
- other related parties	1,141		—

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

	As at 30 September 2022		As at 30 September 2023
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Interim condensed consolidated statements of profit or loss
REVENUE
Net fee revenue	—	457,276	3,107	682,287
- entities controlled by the key management personnel of the Group	—		2,994
- key management personnel of the Group	—		113
Interest revenue	240	407,973	199	602,604
- entities controlled by the key management personnel of the Group	—		199
- other related parties	240		—
Other gains	—	12,443	2	20,673
- entities controlled by the key management personnel of the Group	—		2

COSTS AND OPERATING EXPENSES
Interest expense	(283)	(190,519)	(427)	(344,431)
- entities controlled by the key management personnel of the Group	(116)		(409)
- key management personnel of the Group	(16)		(16)
- other related parties	(151)		(2)
Transaction expenses	—	(16,200)	(113)	(20,078)
- entities controlled by the key management personnel of the Group	—		(113)
Cost of goods and services	—	(57,097)	(3,065)	(108,085)
- entities controlled by the key management personnel of the Group	—		(3,065)

Transaction expenses attributable to loans to customers	(2,917)		(4,853)
- entities controlled by the key management personnel of the Group	(2,917)		(4,853)

For the nine months ended 30 September 2023 the total value of goods purchased from entities controlled by the key management personnel was KZT 2,507 million, from which KZT 2,600 million recognised in cost of goods sold.

We are party to agreement with Kolesa JSC, the largest car and real estate classifieds platform in Kazakhstan and an entity controlled by the key management personnel of the Group. Under this agreement, we pay fees to Kolesa JSC for car loans generated on Kolesa’s car classifieds platform, which are presented as transaction expenses attributable to loans to customers in the table above.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

Compensation to directors and other members of key management is presented as follows:

	Nine months ended 30 September 2022		Nine months ended 30 September 2023
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Compensation to key management personnel:
Employee benefits	(586)	(46,354)	(402)	(57,685)
Share-based compensation	(4,316)	(11,082)	(3,157)	(11,651)

19.	Regulatory matters

The management of “Kaspi Bank” JSC (“the Bank”-subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December 2022	30 September 2023
Tier 1 capital (k1.2)	17.0%	16.7%
Total capital (k.2)	18.0%	17.4%

The Bank complies with NBRK’s capital requirements. The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December 2022	30 September 2023
Tier 1 capital (k1.2)	12.2%	12.2%
Total capital (k.2)	13.1%	12.6%

20.	Subsequent events

On 12 October 2023, Kaspi Shop LLC, subsidiary, acquired 39.758% of the shares of Kolesa JSC from Krysha & Kolesa Holding B.V., an indirect subsidiary of Baring Vostok Private Equity Fund V, for USD 88.5 million.

On 12 October 2023, Mikheil Lomtadze, Chairman of the Management Board and significant shareholder, who is also a significant shareholder of Kolesa JSC, have transferred 11% of the shares of Kolesa JSC to Kaspi Shop LLC in trust, for no consideration, under a trust management agreement, which will enable Kaspi Shop LLC to hold approximately 51% of the voting rights in Kolesa JSC and give control over the board of directors of Kolesa JSC.

On 19 October 2023, the Board of Directors of the Company proposed a dividend of KZT 850 per share, subject to shareholder approval.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Nine months ended 30 September 2023 (Unaudited)

(in millions of KZT)

On 20 October 2023, the Board of Directors approved another share buyback program for up to USD 100 million, which will be in force until 01 March 2024.

As at 21 October 2023, fifth GDR buyback program was completed, totalling 283,689 GDRs equivalent to KZT 12,614 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Joint Stock Company Kaspi.kz

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Joint Stock Company Kaspi.kz and subsidiaries (the “Group”) as at 31 December 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 December 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2022 and 2021 Financial Statements

As discussed in Note 24 to the financial statements, certain information therein has been restated to correct misclassifications relating to the disclosures of the fair value hierarchy.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relate.

Expected Credit Loss Measurement – Refer to Note 3, Note 7, Note 12, and Note 26

Critical Audit Matter Description

As disclosed in Note 12 as at 31 December 2022, the loss allowance for expected credit loss (“ECL”) on loans to customers amounted to ₸214,702 million.

The Group calculates the ECL on a collective basis for loans with shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD). In addition, the Group’s model to determine the ECL includes significant judgment in incorporating forward looking information in its impairment calculations via macroeconomic models and use of scenarios for a direct adjustment of default probabilities.

There is also a significant volume of data used in the ECL model, which is sourced from relevant IT systems. In addition, material weaknesses were identified in certain entity level controls and the control over the review and validation of the allowance for impairment loss models.

Given the significant amount of judgment used by management to determine the assumptions within the calculations of the macroeconomic models, PD, LGD, and EAD and the material weaknesses identified, performing audit procedures to evaluate the reasonableness of the calculations required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to ECL measurement included the following, among others:

•

We involved internal credit specialists to assist us in evaluating and challenged the assumptions and methodologies used to develop the PD, LGD, and EAD, which included testing the mathematical accuracy of the ECL model;

•

With the support of the internal credit specialists, we challenged the reasonableness of management’s assumptions and input data related to the forecasted macroeconomic variables used in the for ECL model;

•	We tested the completeness and accuracy of the underlying statistical data used in the ECL model;

•

We tested of operating effectiveness of certain manual and IT controls over data transfer, information capture and processing in the generation of the underlying statistical data, as well as IT general controls related to user access for the relevant IT systems; and

•	We considered the adequacy and completeness of the Group’s disclosures with respect to significant judgments and sources of estimation uncertainty in ECL.

/s/ Deloitte LLP

Almaty, Kazakhstan

11 September 2023

We have served as the Group’s auditor since 2015.

Joint Stock Company Kaspi.kz

Consolidated Statements of Profit or Loss

For the Years Ended 31 December 2020, 2021, and 2022

(in millions of ₸, except for earnings per share which are in ₸)

	Notes	2020	2021	2022
REVENUE	4,5	602,869	884,822	1,270,592

Net fee revenue		284,999	467,493	679,782
Interest revenue		322,913	422,075	574,426
Other gains (losses)		(5,043)	(4,746)	16,384
COSTS AND OPERATING EXPENSES	6	(285,045)	(356,020)	(550,018)

Interest expenses		(139,002)	(171,491)	(278,676)
Transaction expenses		(14,074)	(16,542)	(22,188)
Cost of goods and services		(46,237)	(56,829)	(82,747)
Technology & product development		(30,818)	(44,388)	(60,807)
Sales & marketing		(7,191)	(8,702)	(25,618)
General & administrative expenses		(20,101)	(23,685)	(24,772)
Provision expenses	7	(27,622)	(34,383)	(55,210)

NET INCOME BEFORE TAX		317,824	528,802	720,574

Income tax	8	(54,476)	(93,588)	(131,730)

NET INCOME		263,348	435,214	588,844

Attributable to:
Shareholders of the Company		260,964	431,914	585,026
Non-controlling Interests		2,384	3,300	3,818

NET INCOME		263,348	435,214	588,844

Earnings per share
Basic (₸)	9	1,361	2,247	3,051
Diluted (₸)	9	1,347	2,222	3,016

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Other Comprehensive Income

For the Years Ended 31 December 2020, 2021, and 2022

(in millions of ₸)

	2020	2021	2022
NET INCOME	263,348	435,214	588,844

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(5)	86	(68)
Items that may be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for debt instruments at FVTOCI:
Losses arising during the period, net of tax ₸ Nil	3,609	(2,201)	(9,623)
Foreign exchange differences on translation of foreign operations	—	(18)	(161)
(Recoveries)/expected credit losses recognised in profit or loss	1,846	43	(2,053)
Reclassification of losses included in profit or loss, net of tax ₸ Nil	(701)	(511)	(18)

Other comprehensive loss for the year	4,749	(2,601)	(11,923)

TOTAL COMPREHENSIVE INCOME	268,097	432,613	576,921

Attributable to:
Shareholders of the Company	265,663	429,340	573,228
Non-controlling Interests	2,434	3,273	3,693

TOTAL COMPREHENSIVE INCOME	268,097	432,613	576,921

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Financial Position

As at 31 December 2021 and 2022

(in millions of ₸)

	Notes	2021	2022
ASSETS:
Cash and cash equivalents	10	342,101	615,360
Mandatory cash balances with National Bank of the Republic of Kazakhstan		32,734	42,917
Due from banks		50,903	25,668
Investment securities and derivatives	11	607,417	1,076,272
Loans to customers	12,23	2,430,737	3,154,810
Property, equipment and intangible assets	13	85,101	131,840
Other assets	14	58,931	74,780

TOTAL ASSETS		3,607,924	5,121,647

LIABILITIES AND EQUITY
LIABILITIES:
Due to banks	15	76,492	16,432
Customer accounts	16,23	2,763,043	4,000,690
Debt securities issued	17	139,711	140,378
Subordinated debt	19	67,665	67,608
Other liabilities	18	56,318	70,850

TOTAL LIABILITIES		3,103,229	4,295,958

EQUITY:
Issued capital	20	130,144	130,144
Treasury shares	20	(32,614)	(94,058)
Additional paid-in-capital		506	506
Revaluation (deficit)/reserve of financial assets and other reserves		2,597	(9,201)
Share-based compensation reserve	21	21,242	29,274
Retained earnings		377,852	762,500

Total equity attributable to Shareholders of the Company		499,727	819,165
Non-controlling interests		4,968	6,524

TOTAL EQUITY		504,695	825,689

TOTAL LIABILITIES AND EQUITY		3,607,924	5,121,647

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation (deficit)/reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non- controlling interest	Total equity
Balance as at 31 December 2019	130,144	(34,319)	506	472	—	195,232	292,035	3,587	295,622

Net Income	—	—	—	—	—	260,964	260,964	2,384	263,348
Other comprehensive income	—	—	—	4,699	—	—	4,699	50	4,749

Total comprehensive income	—	—	—	4,699	—	260,964	265,663	2,434	268,097

Dividends declared	—	—	—	—	—	(175,368)	(175,368)	—	(175,368)
Dividends declared by subsidiary to non-controlling interest	—	—	—	—	—	—	—	(2,479)	(2,479)
Share options accrued	—	—	—	—	8,788	—	8,788	—	8,788

Balance as at 31 December 2020	130,144	(34,319)	506	5,171	8,788	280,828	391,118	3,542	394,660

Net income	—	—	—	—	—	431,914	431,914	3,300	435,214
Other comprehensive loss	—	—	—	(2,574)	—	—	(2,574)	(27)	(2,601)

Total comprehensive income	—	—	—	(2,574)	—	431,914	429,340	3,273	432,613

Dividends declared	—	—	—	—	—	(340,362)	(340,362)	—	(340,362)
Dividends declared by subsidiary to non-controlling interest	—	—	—	—	—	—	—	(1,847)	(1,847)
Share options accrued	—	—	—	—	19,631	—	19,631	—	19,631
Share options exercised	—	1,705	—	—	(7,177)	5,472	—	—	—

Balance as at 31 December 2021	130,144	(32,614)	506	2,597	21,242	377,852	499,727	4,968	504,695

Balance at 31 December 2021	130,144	(32,614)	506	2,597	21,242	377,852	499,727	4,968	504,695

Net income	—	—	—	—	—	585,026	585,026	3,818	588,844
Other comprehensive loss	—	—	—	(11,798)	—	—	(11,798)	(125)	(11,923)

Total comprehensive income	—	—	—	(11,798)	—	585,026	573,228	3,693	576,921

Dividends declared	—	—	—	—	—	(210,102)	(210,102)	—	(210,102)
Dividends declared by subsidiary to non-controlling interest	—	—	—	—	—	—	—	(2,137)	(2,137)
Share options accrued	—	—	—	—	19,984	—	19,984	—	19,984
Share options exercised	—	2,228	—	—	(11,952)	9,724	—	—	—
Share buy-back	—	(63,672)	—	—	—	—	(63,672)	—	(63,672)

Balance at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Cash Flows

For the Years Ended 31 December 2020, 2021, and 2022

(in millions of ₸)

	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	256,824	334,300	465,989
Other interest received	16,608	30,747	46,387
Interest paid	(129,255)	(161,369)	(257,030)
Expenses paid on obligatory insurance of individual deposits	(5,721)	(6,688)	(7,251)
Net fee revenue received	289,338	467,320	673,289
Sales & marketing expenses paid	(14,741)	(12,112)	(24,440)
Other income received	7,778	10,585	27,017
Transaction expenses paid	(14,074)	(16,542)	(22,188)
Cost of goods and services paid	(42,048)	(56,158)	(78,287)
Technology & product development expenses paid	(19,312)	(26,009)	(38,810)
General & administrative expenses paid	(11,766)	(12,345)	(12,749)

Cash flows from operating activities before changes in operating assets and liabilities	333,631	551,729	771,927
Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(2,416)	(5,075)	(10,183)
Due from banks	2,869	(5,520)	27,319
Financial assets at FVTPL	3,844	(4,296)	12,396
Loans to customers	(143,528)	(1,057,590)	(760,660)
Other assets	896	(11,663)	(24,788)
Increase/(decrease) in operating liabilities:
Due to banks	(3,000)	76,430	(60,057)
Customer accounts	489,343	597,542	1,186,731
Financial liabilities at FVTPL	(5,846)	(585)	(2,261)
Other liabilities	(2,289)	14,500	13,982

Cash inflow from operating activities before income tax	673,504	155,472	1,154,406

Income tax paid	(55,775)	(85,121)	(133,422)

Net cash inflow from operating activities	617,729	70,351	1,020,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(18,189)	(24,901)	(59,468)
Proceeds on sale of property and equipment	694	383	528
Proceeds on sale of financial assets at FVTOCI	396,615	1,362,302	1,091,918
Purchase of financial assets at FVTOCI	(743,169)	(1,047,426)	(1,520,139)
Acquisition of subsidiary, net of cash acquired	(662)	(5,110)	—
Proceeds on sale of subsidiary	—	4,500	—

Net cash (outflow)/inflow from investing activities	(364,711)	289,748	(487,161)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(175,368)	(340,362)	(210,102)
Dividends paid by subsidiary to non-controlling interest	(2,125)	(1,847)	(2,137)
Purchase of treasury shares	—	—	(63,672)
Repayment of subordinated debt	—	(10,371)	—

Net cash outflow from financing activities	(177,493)	(352,580)	(275,911)

Effect of changes in foreign exchange rate on cash and cash equivalents	15,744	4,174	15,347
NET INCREASE IN CASH AND CASH EQUIVALENTS	91,269	11,693	273,259
CASH AND CASH EQUIVALENTS, beginning of period	239,140	330,409	342,101

CASH AND CASH EQUIVALENTS, end of period	330,409	342,101	615,360

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

1.	Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•

Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool. We consider our Payments Platform to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings disproportionately more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

•

Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Other than in e-Grocery, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•

Fintech: Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services. All Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, consumers typically keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “Kaspi.kz”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market (“the FMRDA”). The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

In August 2020, Kaspi Pay LLC (“the Kaspi Pay”), a separate legal entity fully owned by Kaspi.kz JSC, was established. Kaspi Pay incorporates our Payments Platform technology and benefits from greater flexibility to offer innovative payment products to customers, third-party online and offline merchants and financial institutions.

In June 2020, Kaspi Bank JSC (“the Bank”), subsidiary of the Company, entered into a preliminary agreement to sell its subsidiary IC “Basel” JSC to an unrelated third party. As at 31 December 2020, assets of the subsidiary IC “Basel” JSC include financial assets measured at fair value through other comprehensive income, were ₸7,407 million, property, equipment and intangible assets, were ₸743 million and other assets of ₸478 million. Liabilities included insurance reserves of ₸2,944 million and other liabilities of ₸94 million.

As at 31 December 2020, assets and liabilities of IC “Basel” JSC were classified as assets held for sale and liabilities associated with assets classified as held for sale in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations in these consolidated financial statements. On 26 January 2021, the sale was completed. As a result, no gain/loss was recognised by the Bank as net assets approximated the fair value of consideration received. IC “Basel” JSC was part of the Group’s Fintech segment.

On 8 October 2021, the Group acquired 100% of Portmone Group. This transaction was accounted as an asset acquisition as the Group did not acquire any substantive processes or activities that would constitute a “business”. Substantially all of the consideration paid has been allocated to the cost of intangible assets acquired, which is mainly represented by its customer base and software.

On 21 January 2022, Kaspi Cloud LLC, a separate legal entity fully owned by Kaspi Office LLC, was established. Kaspi Cloud LLC is providing data center services to other companies of the Group, that support the storage, maintenance and processing of information using server software and equipment.

On 12 December 2022, the Group acquired 100% of Kaspi Office 2 LLC. This transaction was accounted as an asset acquisition, as the concentration test applied in accordance with IFRS 3 “Business Combinations” indicated that substantially all of the gross assets’ fair value acquired are concentrated in a single identifiable asset, represented by one of the Group’s office buildings in Almaty. As such, the acquired assets are determined not to be a business. Substantially all of the consideration paid has been allocated to the cost of real estate acquired and liabilities assumed.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Company is the parent of the following directly and indirectly held subsidiaries:

Subsidiary	Type of operation	Country of operation	Ownership as at 31 December 2020	Ownership as at 31 December 2021	Ownership as at 31 December 2022
Kaspi Pay LLC	Payment processing services	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Shop LLC	E-commerce	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Travel LLC	Online travel	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Bank JSC	Banking	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
ARK Balance LLC	Distressed asset management	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
Kaspi Office LLC	Real estate	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Group JSC	Holding Company	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Digital Classifieds LLC	E-commerce	Azerbaijan	Directly (100%)	Indirectly (100%)	Indirectly (100%)
Portmone Group	Payment processing services	Ukraine	—	Indirectly (100%)	Indirectly (100%)
Kaspi Cloud LLC	Storage and processing of information	Kazakhstan	—	—	Indirectly (100%)
Kaspi Office 2 LLC	Real estate	Kazakhstan	—	—	Indirectly (100%)
IC Basel JSC	Insurance	Kazakhstan	Indirectly (98.95%)	—	—

The shareholders are as follows:

	2020%	2021%	2022%
Baring Funds*	31.07	28.71	28.80
Mikheil Lomtadze	22.92	23.30	24.55
Vyacheslav Kim	24.52	24.13	23.35
Public Investors	18.83	21.01	20.18
Management	2.66	2.85	3.12

Total	100.00	100.00	100.00

*

As at 31 December 2020, 2021 and 2022, Asia Equity Partners Limited, held 24.68%, 22.33% and 22.36% of total shares, respectively, and Baring Fintech Nexus Limited, held 6.39%, 6.38% and 6.44% of total shares, respectively, on behalf of Baring Funds.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Board of Directors of the Company authorized the issuance of these consolidated financial statements on 8 September 2023.

2.	Basis of presentation

Foreign currency translation

The consolidated financial statements have been prepared in Kazakhstani tenge, which is also the functional currency of the Company.

The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates (its functional currency). In preparing the financial statements of each individual entity, monetary assets and liabilities denominated in currencies other than the entity’s functional currency (foreign currencies) are translated at the appropriate spot rates or exchange rates prevailing at the reporting date. Transactions in foreign currencies are initially recorded at their spot rates at the date of the transaction.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Rates of exchange

The exchange rates at the period-end used by the Group in the preparation of the consolidated financial statements are as follows:

	2020	2021	2022
₸/USD	420.91	431.80	462.65
₸/EUR	516.79	489.10	492.86

Going concern

These consolidated financial statements have been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for the at least for the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

3.	Significant accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company and its subsidiaries maintain their accounting records in accordance with IFRS. The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

amounts or fair values at the end of each reporting period, as explained in the accounting policies below. The Group presents its statements of financial position in order of liquidity.

Offsetting

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expense is not offset in the consolidated statements of profit or loss unless required or permitted by any accounting standard or interpretation, and as specifically disclosed in the accounting policies of the Group.

The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

Non-controlling interests

Non-controlling interests represent the portion of profit or loss and net assets of subsidiaries not owned, directly or indirectly, by the Company. Non-controlling interests are presented separately in the consolidated statements of profit or loss and within equity in the consolidated statements of financial position, separately from those attributable to the shareholders of the Company.

Leases

The Group as lessee

The Group as lessee recognises a right-of-use asset and a corresponding liability to pay future rentals on the consolidated statements of financial position. The asset will be amortised over the shorter of the length of the lease and the useful economic life, subject to review for impairment, and the liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Group recognises lease payments for short-term leases (leases with lease period of one year or less) or leases in which the base asset has a low value as an expense during the lease period. In a long-term lease, assets are recognised at the lease commencement date as a right-of-use asset and a lease liability.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost, including value added tax, less accumulated depreciation and impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash balances with NBRK, reverse repurchase agreements and unrestricted balances on correspondent accounts and deposits with other banks with original maturities within three months and are free from contractual encumbrances. Cash and cash equivalents are measured at amortised cost.

Mandatory cash balances with NBRK

Mandatory cash balances with NBRK represent funds in correspondent accounts with the NBRK and cash which are not available to finance the Group’s day to day operations and, hence, are not considered as part of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

Due from banks

In the normal course of business, the Group maintains advances and deposits for various periods of time with other banks. Due from banks initially are recognised at fair value. Due from banks are subsequently measured at amortised cost using the effective interest method, and are carried net of allowance for impairment losses.

Property, equipment and intangible assets

Property, equipment and intangible assets, except land and buildings, are carried at historical cost less accumulated depreciation and any recognised impairment loss, if any. Depreciation on assets under construction and those not placed in service commences from the date the assets are ready for their intended use.

Depreciation of property, equipment and amortisation of intangible assets is charged on the carrying value of property, equipment and intangible assets and is designed to write off assets over their useful economic lives. Depreciation has been calculated on a straight-line basis at 2% per annum for buildings and construction and 10%-33.3% for furniture and computers and intangible assets.

Leasehold improvements are amortised over the shorter of the life of the related leased asset or the lease term. Expenses related to repairs and renewals are charged when incurred and included in cost of goods and services in the consolidated statements of profit or loss, unless they qualify for capitalisation.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Buildings and constructions held for use in the supply of services, or for administrative purposes, are stated in the consolidated statements of financial position at their revalued amounts, being the fair value at the date of revaluation determined on the basis of market data by qualified independent appraisers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of the reporting period.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment property is carried at historical cost net of accumulated depreciation and recognised impairment loss. Depreciation is calculated on a straight-line basis over the useful life of the assets.

The expenses associated with the registration of ownership, maintenance and valuation of investment property are included in the cost of goods and services.

The depreciation expense and payment of taxes associated with ownership of investment property are included in general and administrative expenses. Investment property is included within other non-financial assets (Note 14).

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net income before tax as reported in the consolidated statements of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated statements of financial position and the corresponding tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor net income before tax.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Deferred income tax assets and deferred income tax liabilities are offset and reported net on the consolidated statements of financial position if:

•	The Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and

•	Deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity, respectively.

Provision for Uncertain Tax Positions

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group’s best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

Taxes Other than Taxes on Income

The Republic of Kazakhstan also has various other taxes that are not taxes on income, which are assessed on the Group’s activities. These taxes are included as a component of cost of goods and services or general & administrative expenses in the consolidated statements of profit or loss.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Share-based compensation

Equity-settled share-based payments (such as “share options”) are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straightline basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

For cash-settled share-based payments (such as “phantom shares”), a liability is recognised for services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.

The Group applies the graded vesting method on granted share options that vest in instalments over the vesting period. Each installment is separately measured and attributed to expense over the vesting period.

Contingencies

Contingent liabilities are not recognised in the consolidated statements of the financial position but are disclosed unless the possibility of any outflow in settlement is remote. A contingent asset is not recognised in the consolidated statements of financial position but disclosed when an inflow of economic benefits is probable.

Financial instruments

The Group recognises financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contractual obligation of the instrument. Regular way purchases and sales of financial assets and liabilities are recognised using settlement date accounting.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

All recognised financial assets that are within the scope of IFRS 9 are required to be measured subsequently at amortised cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Under IFRS 9, all debt financial assets that do not meet a “solely payment of principal and interest” (“SPPI”) criterion, are classified at initial recognition as fair value through profit or loss (“FVTPL”). Under this criterion, debt instruments that do not correspond to a “basic lending arrangement”, are measured at FVTPL. For debt financial assets that meet the SPPI criterion, classification at initial recognition is determined based on the business model under which these instruments are managed:

•	Financial assets, other than equity investments, that are managed on a “hold to collect” basis are measured at amortised cost;

•	Financial assets, other than equity investments, that are managed on a “hold to collect and for sale” basis are measured at fair value through other comprehensive income (“FVTOCI”);

•	Financial assets, including equity investments, that are managed on another basis, including trading financial assets, will be measured at FVTPL.

Equity financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify an instrument as FVTOCI. For equity investments classified as FVTOCI, all realised and unrealised gains and losses, except for dividend income, are recognised in other comprehensive income with no subsequent reclassification to profit or loss.

Financial assets, other than equity investments, that are measured subsequently at amortised cost or at FVTOCI are subject to impairment.

After initial measurement, amortised cost financial assets are measured using the effective interest rate method, less any impairment losses. The fair value of FVTPL and FVTOCI financial assets is determined under IFRS 13 “Fair Value Measurement” (“IFRS 13”). The fair value gains or losses for FVTPL are recognised in the statements of profit or loss and for FVTOCI are recognised in the other comprehensive income, until these instruments are disposed.

Equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. These instruments are accounted for at fair value under IFRS 9. The Group has designated these investments in equity instruments at FVTOCI as the Group plans to hold them in the long term for strategic reasons.

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading and measured at fair value through profit or loss and are not designated for hedge accounting.

Expected credit loss (“ECL”) measurement – definitions

ECL is a probability-weighted measurement of the present value of future cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of default occurring in a given time period used as weights). An ECL measurement is unbiased and should be determined by evaluating a range of possible outcomes.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

An ECL measurement of allowance for impairment losses is based on four components used by the Group:

•

Exposure at Default (“EAD”) – an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.

•	Probability of Default (“PD”) – an estimate of the likelihood of default to occur over a given time period.

•

Loss Given Default (“LGD”) – an estimate of a loss arising on default. It is based on the difference between contractual cash flows due and those that the lender would expect to receive, including from any collateral. It usually expressed as a percentage of EAD.

•

Discount Rate – a tool to discount an expected loss from the present value at the reporting date. The discount rate represents the effective interest rate (“EIR”) for the financial instrument or an approximation thereof.

Default and credit-impaired assets

The financial asset is considered to be in default, or credit impaired, when it meets one or more of the following criteria:

For loans to customers:

•	The borrower is more than 90 days past due on its contractual payments;

•	The bank has sold the borrower’s debt with losses;

•	The loan had experienced a forced restructuring due to a deterioration in borrower creditworthiness;

•	The borrower is deceased (retail loans);

•	The borrower’s debt was partially or fully written off due to a significant increase in credit risk.

For other financial assets, debt securities and due from banks:

•	The counterparty or issuer rated at C or less per global rating agencies;

•	The counterparty or issuer is more than 30 days past due;

•	The counterparty or issuer has significant deterioration of operating results.

Significant increase in credit risk (“SICR”)

The SICR assessment is performed on an individual basis and on a portfolio basis. SICR for individually significant loans is assessed on an individual basis by monitoring the triggers stated below. The criteria used to identify a SICR are monitored and reviewed periodically for appropriateness by the Group’s risk department.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Group considers a financial instrument to have experienced a SICR when one or more of the following quantitative, qualitative or subsidiary criteria have been met:

For loans to customers:

•	Increase in lifetime probability of default over defined thresholds;

•	The number of days past due is more than 30 but less than 90;

•	External factors affect the solvency of individual groups of individuals (such as natural disasters, closure of the city-forming enterprise in the region, etc.).

For other financial assets, debt securities and due from banks:

•	Deterioration of the counterparty’s or issuer’s rating by 4 notches;

•	Deterioration of the counterparty’s or issuer’s rating up to CCC+ as per global rating agencies;

•	Deterioration of operating results of the counterparty or issuer.

ECL measurement – description of estimation techniques

General principle

For financial assets that are not purchased or originated credit impaired (“POCI”) assets ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement:

Stage 1: a group of financial instruments for which no significant increase in the credit risk level has been recorded since initial recognition and provisions for this group are created as 12-month ECL, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 2: a group of financial instruments for which a significant increase in the credit risk level has been recorded since the initial recognition and provisions for which equal ECL for the instrument’s lifetime, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 3: a group of credit-impaired financial instruments, for which provisions equal the ECL amount for the instrument’s lifetime, and interest income is accrued based on the carrying amount of the asset, net of the loss allowance.

ECL for POCI financial assets is always measured on a lifetime basis (Stage 3), and at the reporting date, the Group only recognises the cumulative changes in lifetime expected credit losses since initial recognition.

The Group performs individual assessments for credit-impaired loans.

The Group performs assessments on a portfolio basis for retail loans and loans issued to small and medium entities (“SMEs”). This approach incorporates aggregating the portfolio into homogeneous segments based on borrower-specific information, such as delinquency, historical data on losses and forward-looking macroeconomic information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Macroeconomic overlay and macroeconomic scenarios

The Group incorporates forward looking information in its impairment calculations via macroeconomic models, which leads to a direct adjustment of default probabilities. To develop a future realisation of these macroeconomic parameters, the Group uses three scenarios—a base scenario, an optimistic scenario and a pessimistic scenario The latter two scenarios are assigned weights of 17% and 33% (31 December 2021: 12% and 23%). The base scenario is assigned a weight of 50% (31 December 2021: 65%) in the calculation. For each scenario a set of values for the relevant macroeconomic variables is used as an input for the macroeconomic model, which subsequently is applied to adjust the relevant input parameter.

The List of Macroeconomic Indicators

•	Change of nominal exchange rate USD/₸;

•	Unemployment.

Based on the results of annual ECL model validation results, conducted during 4th quarter 2022, the Group introduced a number of changes based on behavour of our portfolios. The main changes were associated with portfolio segmentation and the replacement of a key macroeconomic indicator. Merchant and micro business finance loans to SMEs were launched in late 2020 and as the statistical data has become available, we have created a new portfolio segment to reflect this. Real GDP growth was replaced by nominal USD/₸ exchange rate, due to the loss of the influence of the former and increase in the relevance of the latter. The weights of forecasted scenarios were reassessed accordingly. Changes to the model in aggregate led to a change in the probability of default values. The effect on ECL was equivalent to a ₸5,405 million decrease in loss allowance as at 31 December 2022.

ECL measurement – description of estimation techniques

Principles of individual assessment – ECL assessments on an individual basis are done by weighting the estimates of credit losses for different possible outcomes against the probabilities of each outcome. The Group defines three possible outcomes for each loan.

Principles of portfolio assessments – to assess the staging of exposure and to measure a loss allowance on a collective basis, the Group combines its exposures into segments on the basis of shared credit risk characteristics, so that exposure to risk within a group are homogeneous.

Examples of shared characteristics include product type and the amount of loan.

Two types of PDs are used to calculate ECLs: 12-month and lifetime PD:

•

12-month PDs – the estimated probability of a default occurring within the next 12 months (or over the remaining life of a financial instrument if less than 12 months). This parameter is used to calculate 12-month ECLs. An assessment of a 12-month PD is based on the latest available historical default data and adjusted for forward-looking information;

•

Lifetime PDs – the estimated probability of a default occurring over the remaining life of a financial instrument. This parameter is used to calculate lifetime ECLs. An assessment of a lifetime PD is based on the latest available historic default data and adjusted for forward looking information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

To calculate lifetime PD, the Group uses different statistical approaches depending on the segment and product type, such as the extrapolation of 12-month PDs based on migration matrixes, developing lifetime PD curves based on the historical default data, hazard rate approach or other.

LGD represents the Group’s expectation of the extent of loss on a defaulted exposure and assessed on a collective basis based on the latest available recovery statistics.

For unsecured loans, the Group calculates LGD based on historical NPL collection statistics. For loans secured by cars, real estate, cash and liquid securities, the Group calculates LGD based on specific collateral characteristics, such as projected collateral values and historical sales discounts.

Modification of loans to customers

The Group modifies loans to customers in temporary financial difficulty in order to allow a borrower to recover solvency. Modification of loans is provided in the form of short-term revision of loan terms and may include the reduction of interest rate, reduction of monthly payment amount, extension of the loan term, or a combination of these measures that do not lead to derecognition of the financial asset. After the recovery period, pre-modification contractual terms are to be applied. The recovery period is agreed in the modification terms, but in most cases is set for 6 months.

Modification of loan is provided only once and to the borrowers with overdue less than 90 days on a modification date, where sufficient grounds exist to support its recoverability.

During the recovery period, such modified loans are classified to Stage 3, with corresponding increase in loss allowance. After the recovery period, such modified loans are allocated to the relevant impairment category, based on its days past due and impairment methodology.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss. On derecognition of a financial asset other than in its entirety, the Group allocates the previous carrying amount of the financial asset between the part it continues to recognise under continuing involvement, and the part it no longer recognises on the basis of the relative fair values of those parts on the date of the transfer.

Financial liabilities

Financial liabilities, such as due to banks, customer accounts, debt securities issued, subordinated debt and other financial liabilities are initially recognised at fair value. Subsequently amounts due are stated at amortised cost and any difference between carrying and redemption value is recognised in the consolidated statements of profit or loss over the period of the borrowings using the effective interest method as a component of interest expense.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled, or expired. Where an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in the consolidated statements of profit or loss.

Recognition of interest income and expense

Financial assets include products such as consumer loans, merchant financing, BNPL and car financing, securities and deposits placed with banks. Interest income from a financial asset is recognised when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income and expense are recognised on an accrual basis using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument or, (where appropriate) a shorter period to the gross carrying amount.

Interest earned on assets at fair value is classified within interest income.

All other fees and commissions are accounted for in accordance with IFRS 15.

Revenue recognition

Net fee revenue of the group is comprised of fee revenue from each of our segments, which is accounted for in accordance with IFRS 15, net of rewards. IFRS 15 requires the application of a “five steps” process to determine the appropriate manner and timing for revenue recognition. The following accounting policies describe each of these steps for our material sources of revenue.

Fintech fee revenue:

•

Banking service fees are recognized under banking service agreements with retail customers, our customers in this case (step 1). The Company’s performance obligations under these agreements are to provide access to the various services of Kaspi.kz, such as access to a wide network of Kaspi ATMs with cash withdrawals up to certain limits, 24-hour service line support, transfers between Kaspi customers’ accounts and bill payments for services via the kaspi.kz website and mobile application, SMS and mobile push notification services (step 2). The transaction price is determined as a fixed, monthly fee for access to these services (step 3) and is allocated on a single performance obligation basis over the period of the banking service

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

agreements (step 4). The Company is a principal under these agreements, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the prices for services. As a result, the revenue is recognized on a gross basis over the period in which the services are provided, typically monthly (step 5).

•

Membership fees are generated primarily from annual fees paid by retail customers, our customers in this case, for our Kaspi Red offering and are earned over time. Membership fee revenue is deferred and recognized over the term of the applicable membership, typically for one year, on a straight-line basis. Membership fees are paid entirely up front at the beginning of the applicable annual period by customers for accessing various Kaspi.kz services. Memberships are cancellable but payments are non-refundable.

Marketplace fee revenue includes seller fees paid by merchants from our 3P marketplace business, Kaspi Travel, advertising and delivery transactions originated during both online and in store shopping.

3P Marketplace business fee revenue is generated through merchants, our customer in this case, selling their products and services directly to retail consumers through Kaspi.kz SuperApp pursuant to contracts with the Company (step 1). The facilitation of transfer of products and services through the Kaspi.kz Super App from the merchant to the retail consumer is considered a performance obligation of the Company (step 2) and the transaction price is generally determined as a percentage of the value of goods or services being sold by the merchant to the retail consumer. The incentives in form of bonus (rewards) are accounted as variable consideration payable and are presented as a deduction from revenue (step 3). Allocation of the transaction price is based on the relative standalone selling price of the transaction service underlying each performance obligation (step 4). The Company recognizes revenue from the merchant when the retail customer obtains control over the merchant’s products or services (step 5). The Company is an agent in the transaction between a merchant and a retail consumer, as the Company does not obtain control over the specified good or service before it is transferred to the retail consumer, does not have discretion in establishing the prices for the specified good or service and is not primarily responsible for fulfilling the obligation to provide the specified good or service. Revenue is recognised on a net basis at point in time when the retail customer obtains control over the merchant’s products or services.

Payments fee revenue includes transaction revenue (from both merchants and retail customers) and membership revenue.

•

Transaction revenue from merchants, as our customers, is generated pursuant to for payments processing service agreements (step 1). The Company’s performance obligation is to process payments made to or by merchants (step 2) and the transaction price is determined as a percentage of the value of goods or services being sold by merchants and/or otherwise transacted by consumers and therefore processed through Kaspi.kz. The incentives in form of bonus (rewards) are accounted as variable consideration payable and are presented as a deduction from revenue (step 3). Allocation of the transaction price is based on the relative standalone selling prices and transactions underlying each performance obligation (step 4). Revenue is recognized at point in time when a transaction is processed (step 5). The Company has determined that it is a principal to payments processing services for merchants that use the Kaspi Payments platform, as it is primarily responsible for fulfilling the contractual terms

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

because it is primarily responsible for the quality of the payment processing services and directly deals with the retail customer and merchant. In addition, the Company has discretion in establishing the price that it charges to merchants for the specified services. Therefore, the Company recognizes revenue of the gross amount of agreed consideration to which it expects to be entitled in exchange for the services transferred. Transaction fees from merchants are earned for processing payment services such as bill payments for regular household needs, QR code payments for purchases both online and in-store, B2B (business to business) and processing of our debit cards and third-party issued cards through the Kaspi Payments platform.

•

Transaction revenue from retail customers, as our customers, is generated pursuant to debit payment card service agreements (step 1). The Company’s performance obligation is to process payments initiated by retail customers (step 2). The transaction price is determined as a percentage of the payment amount (step 3) and is allocated to each performance obligation (transaction processing) on a stand alone basis (step 4). Revenue is recognized at point in time when a transaction is processed (step 5). The Company is the principal for payment processing services relating to retail customers’ (debit card holders) use of the Kaspi Payments platform. As a result, revenue is recognized revenue on a gross basis, as the Company is primarily responsible for fulfilling the payment processing on its own payments platform and has discretion in establishing the selling price of the payment processing service to the retail customer, irrespective of the costs the Company incur in instances where the Company may utilize other payment intermediaries. Transaction fees from customers using Kaspi Payments platform are earned for processing payment services such as debit card transactions and P2P payments to other banks’ cards. When using third-party payments platforms or networks (e.g. Visa/Mastercard), the Company is an agent for the payment processing services to retail customers (debit card holders) and, therefore, revenue is recognized on a net basis, as the Company is not primarily responsible for fulfilling the payment processing on third parties’ payments platforms/networks and has no discretion in establishing the selling price of the payment processing service to the retail customer on third party payment platforms/networks. Transaction fees from customers using third-party payments platform are earned for processing debit card transactions.

•

Membership revenue is generated from annual and monthly fees earned during the period. Membership fee revenue is deferred and recognized over the terms of the applicable memberships on a straight-line basis. Membership fees are paid on a monthly basis or paid up front at the beginning of the applicable membership period by retail customers and merchants for accessing various Kaspi.kz services. Memberships are cancellable and non-refundable.

Rewards are designed to change customer behavior and promote daily use of our Super App and ensure growth in customer engagement across all our platforms. Retail customers of the Group earn and accumulate bonuses (rewards) for purchases/transactions made with merchants that are also customers of the Group. Retail customers can then use bonuses earned for future purchases/transactions. Liabilities to pay bonuses are accrued on a transactional basis as a percentage from the transaction price of products sold or services provided. They do not have an expiration and are accounted as 1 bonus = 1 KZT. Bonuses are accounted as variable consideration paid to customers and do not give rise to a future material right. In accordance with IFRS 15 “Revenue from contracts with customers” these bonuses are presented as a deduction

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

from revenue. For segment reporting purposes we continue to account for rewards as selling and marketing expenses and allocate accordingly.

Share capital and share premium

Contributions to share capital are recognised at cost. Non-cash contributions are not included into the share capital until realized in cash.

Costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Treasury shares repurchased from shareholders are recognised at cost of acquisition. When such repurchased treasury shares are further sold, any difference between their selling price and the cost of acquisition is charged to share capital (if positive) or to retained earnings (if negative). Where repurchased treasury shares are retired, the carrying value thereof is reduced by the amount paid by the Group at repurchase thereof, with the share capital respectively reduced by the par value of such retired shares restated, where applicable, for inflation, and the resulting difference is charged to retained earnings.

Dividends on common shares are recognised in equity as a reduction in the period in which they are declared. Dividends that are declared after the reporting date are treated as a subsequent event under IAS 10 “Events after the Reporting Period” (“IAS 10”) and disclosed accordingly.

Equity reserves

The reserves recorded in equity (other comprehensive income) on the Group’s consolidated statements of financial position include revaluation reserve of financial assets and other reserves, which comprise changes in fair value of financial assets at FVTOCI and allowance for impairment losses for debt instruments measured at FVTOCI, and foreign currency translation reserve, which is used to record exchange differences arising from the translation of the net investment in foreign operation.

Retirement and other benefit obligations

In accordance with the requirements of the Republic of Kazakhstan in which the Group operates, certain percentages of pension payments are withheld from total disbursements to employee to be transferred to pension fund, such that a portion of salary expense is withheld from the employee and instead paid to a pension fund on behalf of the employee. This expense is charged to the consolidated statements of profit or loss in the period in which the related salaries are earned. Upon retirement, all retirement benefit payments are made by the pension fund. The Group does not have any pension arrangements separate from the pension system of the Republic of Kazakhstan. In addition, the Group has no post-retirement benefits or other significant compensated benefits requiring accrual.

Areas of significant management judgment and sources of estimation uncertainty

The preparation of the Group’s consolidated financial statements requires management to make estimates, judgments and assumptions about the carrying amounts of assets and liabilities that

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying accounting policies

The critical judgments, apart from those involving estimations (see below), that the Group management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements. Significant judgments have been made in the business model assessment, significant increase in credit risk, models and assumptions used which are discussed in Note 3 below.

Restructuring of loans to customers

The Group restructures loans of the defaulted borrowers by providing interest free extended schedule. New schedule of a loan have an annuity structure with no grace period.

The Group restructures loans of the defaulted borrowers by providing interest free extended schedule. New schedule of a loan has an annuity structure with no grace period. The Group derecognises loan to customer, when the terms of such loan have been substantially renegotiated. Such newly recognised restructured loans are deemed to be POCI (purchased or originated credit impaired). The difference recognised as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded. The Group classifies restructured loans to Stage 3 for at least 1 year, when the terms of such loan have been renegotiated not substantially.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Assessment of significant increase of credit risk

As explained in Note 3, ECL are measured as an allowance equal to 12-month ECL for Stage 1 assets, or lifetime ECL assets for Stage 2 or Stage 3 assets. An asset moves to Stage 2 when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Group takes into account qualitative and quantitative reasonable and supportable forward looking information.

Incorporation of forward looking information

When measuring ECL the Group uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

these drivers will affect credit risk. Refer to Note 26 for more details, including analysis of the sensitivity of the reported ECL to changes in estimated forward looking information.

Models and assumptions used

The Group uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgement is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk. See Note 26 for more details on ECL and Note 24 for more details on fair value measurement.

Fair value measurement and valuation process

In estimating the fair value of a financial asset or a liability, the Group uses market-observable data to the extent it is available. Where such Level 1 inputs are not available, the Group uses valuation models to determine the fair value of its financial instruments. Refer to Note 24 for more details on fair value measurement.

The Group considers that the accounting estimate related to valuation of financial instruments where quoted markets prices are not available is a key source of estimation uncertainty because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific feature of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its consolidated statements of financial position as well as its profit or loss could be material.

Had the management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty and valuation adjustments, a larger or smaller change in the valuation of financial instruments where quoted market prices are not available, would have resulted that could have had a material impact on the Group’s reported net income.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group effective 1 January 2022:

Amendments to IAS 16	Property, Plant and Equipment — Proceeds before Intended Use
Annual Improvements to IFRS Standards 2018–2020 (May 2020)	Annual Improvements to IFRS Standards 2018–2020 (May 2020)
Amendments to IFRS 3 (May 2020)	Reference to the Conceptual Framework
Amendments to IAS 37 (May 2020)	Onerous Contracts — Cost of Fulfilling a Contract

The above standards and interpretations were reviewed by the Group’s management, and determined to not have a significant effect on the consolidated financial statements of the Group.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after

Amendments to IAS 1 – Classification of liabilities as current or non-current	1 January 2023
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current – Deferral of Effective Date	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2 – “Disclosure of Accounting Policies”	1 January 2023
Amendments to IAS 12 Deferred Tax Relating to Assets and Liabilities Arising from a Single Transaction	1 January 2023
Amendments to IAS 8 – “Definition of Accounting Estimates”	1 January 2023
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

The management does not expect that the adoption of the Standards listed above to have a material impact on the consolidated financial statements of the Group in future periods.

4.	Revenue

Revenue includes interest revenue, fee revenue, rewards and other gains (losses). Rewards earned by retail customers of the Group are deducted from revenue.

	2020	2021	2022
REVENUE	602,869	884,822	1,270,592

Fee revenue	323,567	519,474	724,742
Interest revenue	322,913	422,075	574,426
Rewards	(38,568)	(51,981)	(44,960)
Other gains (losses)	(5,043)	(4,746)	16,384

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Revenue by segments for the years ended 31 December 2020, 2021 and 2022 is presented below:

	2020	2021	2022
Marketplace	65,977	153,604	239,609

Marketplace fee revenue	63,196	151,742	236,884
Other gains	2,781	1,862	2,725
Payments	120,923	217,085	333,343

Payments fee revenue	88,347	166,449	256,750
Interest revenue	32,576	50,636	76,593
Fintech	454,537	566,114	745,023

Interest revenue	290,337	371,439	500,256
Fintech fee revenue	172,024	201,283	231,108
Other gains (losses)	(7,824)	(6,608)	13,659

Intergroup	—	—	(2,423)

Segment Revenue	641,437	936,803	1,315,552

Rewards	(38,568)	(51,981)	(44,960)

REVENUE	602,869	884,822	1,270,592

Fee revenue by timing of revenue:

	2020	2021	2022
Goods and services transferred at point in time	146,912	308,480	480,514

Marketplace fee revenue – Seller fees	63,196	151,742	236,884
Payments fee revenue – Transaction Revenue	83,716	156,738	243,630

Goods and services transferred over time	176,655	210,994	244,228

Payments fee revenue – Membership Revenue	4,631	9,711	13,120
Fintech fee revenue – Membership Revenue	6,574	9,452	4,568
Fintech fee revenue – Fintech banking service fees	165,450	191,831	226,540

Total fee revenue	323,567	519,474	724,742

Intergroup represents Payments interest revenue that was offset by Fintech interest expenses (part of the Fintech costs and operating expenses) due to Fintech loans being partially funded from Payments’ interest free balances.

Other gains (losses) are mainly due to net gains (losses) on foreign exchange operations and financial assets and liabilities at FVTPL. For the years ended 31 December 2020, 2021 and 2022, the net gain (loss) on foreign exchange operations were ₸(6,087) million, ₸(656) million and ₸1,377 million, respectively. For the years ended 31 December 2020, 2021 and 2022, the net gain (loss) on financial assets and liabilities at FVTPL were ₸6,124 million, ₸(7,066) million and ₸11,471 million, respectively. It also includes immaterial revenue from mobile classified app in the Republic of Azerbaijan, Digital Classifieds LLC.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

5.	Segment Reporting

The Group reports its business in three operating segments. The following tables present the summary of each segment’s revenue and net income:

	2020	2021	2022
SEGMENT REVENUE	641,437	936,803	1,315,552

Marketplace	65,977	153,604	239,609
Payments	120,923	217,085	333,343
Fintech	454,537	566,114	745,023
Intergroup	—	—	(2,423)
NET INCOME	263,348	435,214	588,844

Marketplace	38,587	99,716	152,248
Payments	60,554	126,653	199,489
Fintech	164,207	208,845	237,107

Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”).

The operating performance measure of each operating segment is segment revenue and net income. Costs and operating expenses that are deducted from revenue, include interest expenses (2020: ₸139,002 million; 2021: ₸171,491 million; 2022: ₸278,676 million) and provision expenses (2020: ₸27,622 million; 2021: ₸34,383 million; 2022: ₸55,210 million), both attributable to Fintech Segment, share-based compensation expenses and other expenses recognised across the segments. Management believes that other expenses dissagregated by segments are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments. The following table presents the summary of share-based compensation expense by segments:

	2020	2021	2022
SHARE-BASED COMPENSATION	(11,515)	(20,057)	(19,984)

Marketplace	(1,065)	(1,934)	(2,009)
Payments	(2,598)	(4,620)	(5,946)
Fintech	(7,852)	(13,503)	(12,029)

6.	Costs and operating expenses

	2020	2021	2022
COSTS AND OPERATING EXPENSES	(285,045)	(356,020)	(550,018)

Interest expenses	(139,002)	(171,491)	(278,676)
Transaction expenses	(14,074)	(16,542)	(22,188)
Cost of goods and services	(46,237)	(56,829)	(82,747)
Technology & product development	(30,818)	(44,388)	(60,807)
Sales & marketing	(7,191)	(8,702)	(25,618)
General & administrative expenses	(20,101)	(23,685)	(24,772)
Provision expenses (see Note 1,7)	(27,622)	(34,383)	(55,210)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales and marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activity. In 2022 it included also our ₸10,000 million contribution to the Kazakhstan Halkyna fund.

General and administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions. In 2022, it also included our losses in the amount of ₸690 million as a result of January events.

Employee benefits, depreciation and amortisation expenses and operating lease expenses are presented as follows:

	2020			2021			2022
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(17,596)	(625)	(1,302)	(17,361)	(831)	(1,084)	(20,408)	(1,085)	(1,040)
Technology & product development	(13,136)	(6,688)	(1,635)	(24,478)	(9,359)	(1,641)	(31,585)	(12,860)	(2,558)
Sales & marketing	(340)	—	(2)	(403)	—	—	(1,176)	—	(51)
General & administrative expenses	(15,074)	(2,035)	(1,959)	(16,043)	(1,876)	(2,097)	(15,340)	(2,849)	(2,112)

Total	(46,146)	(9,348)	(4,898)	(58,285)	(12,066)	(4,822)	(68,509)	(16,794)	(5,761)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	2020	2021	2022
SHARE-BASED COMPENSATION	(11,515)	(20,057)	(19,984)

Cost of goods and services	(397)	(1,148)	(1,673)
Technology & product development	(4,818)	(9,020)	(9,137)
Sales & marketing	—	(27)	(653)
General & administrative expenses	(6,300)	(9,862)	(8,521)

7.	Provision expense

The movements in loss allowance were as follows:

	Loans to customers			Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contingencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2019	31,983	5,235	70,195	22	304	789	—	9	2,378	51	110,966

Changes in provisions
-Transfer to Stage 1	3,445	(635)	(2,810)	—	—	—	—	—	—	—	—
-Transfer to Stage 2	(443)	892	(449)	—	—	—	—	—	—	—	—
-Transfer to Stage 3	(2,475)	(3,576)	6,051	—	—	(789)	789	—	—	—	—

Net changes, resulting from changes in credit risk parameters	(4,921)	6,541	16,356	—	(220)	—	1,775	(6)	298	(23)	19,800
New assets issued	27,343	—	—	4	296	—	—	—	—	—	27,643
Repaid assets (except for write off)	(14,870)	(783)	(4,162)	—	(6)	—	—	—	—	—	(19,821)

Total effect on Consolidated Statements of Profit or Loss	7,552	5,758	12,194	4	70	—	1,775	(6)	298	(23)	27,622
Write-off, net of recoveries	—	—	(11,136)	—	—	—	—	—	(36)	—	(11,172)
Foreign exchange difference	—	—	108	—	—	—	—	—	6	—	114
Loss allowance for assets, reclassified as Assets held for sale	—	—	—	—	—	—	—	—	(588)	—	(588)

As at 31 December 2020	40,062	7,674	74,153	26	374	—	2,564	3	2,058	28	126,942

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

As at 31 December 2020, 2021 and 2022, the allowance for impairment losses on financial assets at FVTOCI of ₸2,938 million, ₸2,792 million and ₸738 million respectively, is included in the ‘Revaluation reserve of financial assets’ within equity.

Reclassification of financial assets from financial assets carried at FVTOCI to other assets relates to the bonds, which have matured, but not repaid as at 31 December 2022.

	Loans to customers			Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contingencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2020	40,062	7,674	74,153	26	374	—	2,564	3	2,058	28	126,942

Changes in provisions
-Transfer to Stage 1	5,556	(1,145)	(4,411)	—	—	—	—	—	—	—	—
-Transfer to Stage 2	(335)	832	(497)	—	—	—	—	—	—	—	—
-Transfer to Stage 3	(2,033)	(4,723)	6,756	—	—	—	—	—	—	—	—

Net changes, resulting from changes in credit risk parameters	(8,490)	9,608	16,509	(8)	(54)	—	278	(2)	2,392	(14)	20,219
New assets issued	54,379	—	—	—	8	—	—	—	—	—	54,387
Repaid assets (except for write off)	(25,096)	(1,664)	(13,265)	—	(198)	—	—	—	—	—	(40,223)

Total effect on Consolidated Statements of Profit or Loss	20,793	7,944	3,244	(8)	(244)	—	278	(2)	2,392	(14)	34,383
Write-off, net of recoveries	—	—	(11,458)	—	—	—	(180)	—	(605)	4	(12,239)
Foreign exchange difference	—	—	4	1	—	—	—	—	1	—	6

As at 31 December 2021	64,043	10,582	67,791	19	130	—	2,662	1	3,846	18	149,092

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	Loans to customers			Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contingencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2021	64,043	10,582	67,791	19	130	—	2,662	1	3,846	18	149,092

Changes in provisions
-Transfer to Stage 1	3,544	(1,138)	(2,406)	—	—	—	—	—	—	—	—
-Transfer to Stage 2	(6,970)	7,208	(238)	—	(3)	3	—	—	—	—	—
-Transfer to Stage 3	(13,854)	(7,014)	20,868	—	—	—	—	—	—	—	—

Net changes, resulting from changes in credit risk parameters	(14,545)	4,429	33,307	(14)	3	653	—	2	1,348	21	25,204
New assets issued	65,888	—	—	—	10	—	—	—	—	—	65,898
Repaid assets (except for write off)	(30,502)	(2,282)	(11,485)	—	(58)	—	—	—	—	—	(44,327)
Modification effect	—	—	8,435	—	—	—	—	—	—	—	8,435

Total effect on Consolidated Statements of Profit or Loss	20,841	2,147	30,257	(14)	(45)	653	—	2	1,348	21	55,210
Write-off, net of recoveries	—	—	19,029	—	—	—	—	—	(80)	—	18,949
Reclassification of financial assets	—	—	—	—	—	—	(2,662)	—	2,662	—	—
Foreign exchange difference	—	—	12	1	—	—	—	—	18	—	31

As at 31 December 2022	67,604	11,785	135,313	6	82	656	—	3	7,794	39	223,282

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Year Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

8.	Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan and Ukraine, where the Company and its subsidiaries operate and which may differ from IFRS.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	2020	2021	2022
Vacation reserve, accrued bonuses and share-based compensation	1,155	779	873
Property, equipment and intangible assets	(3,485)	(3,263)	(4,078)
Other	11	17	—

Net deferred tax liability	(2,319)	(2,467)	(3,205)

Relationships between income tax expense and net income before tax are explained as follows:

	2020	2021	2022
Net income before tax	317,824	528,802	720,574

Tax at the statutory tax rate of 20%	(63,565)	(105,760)	(144,115)
Non-taxable income	9,793	12,303	12,892
Adjustment recognised in the period for current tax of prior periods	—	1,626	315
Non-deductible expense	(704)	(1,757)	(822)

Income tax expense	(54,476)	(93,588)	(131,730)

Current income tax expense	(54,465)	(95,066)	(131,307)
Adjustment recognised in the period for current tax of prior periods	—	1,626	315
Deferred income tax expense	(11)	(148)	(738)

Income tax expense	(54,476)	(93,588)	(131,730)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Corporate income tax rate is 20% in Kazakhstan and Azerbaijan, and 18% in Ukraine.

	2020	2021	2022
Net deferred tax liability:
At the beginning of the period	(2,373)	(2,319)	(2,467)
Change in deferred income tax balances recognised in profit or loss	(11)	(148)	(738)
Reclassified as liabilities directly associated with the assets classified as held for sale	65	—	—

At the end of the period	(2,319)	(2,467)	(3,205)

9.	Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting year. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share options.

	2020	2021	2022
Net income attributable to the shareholders of the Company	260,964	431,914	585,026
Weighted average number of common shares for basic earnings per share	191,805,000	192,187,223	191,725,280
Weighted average number of common shares for diluted earnings per share	193,716,115	194,341,305	193,991,446

Earnings per share – basic (₸)	1,361	2,247	3,051
Earnings per share – diluted (₸)	1,347	2,222	3,016

Reconciliation of the number of shares used for basic and diluted EPS:

	2020	2021	2022
Weighted average number of common shares for basic earnings per share	191,805,000	192,187,223	191,725,280
Number of potential common shares attributable to share options	1, 911,115	2,154,082	2,266,166

Weighted average number of common shares for diluted earnings per share	193,716,115	194,341,305	193,991,446

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

10.	Cash and cash equivalents

	2021	2022
Cash on hand	151,668	179,766
Current accounts with other banks	161,524	196,194
Short-term deposits with other banks	28,909	229,389
Reverse repurchase agreements	—	10,011

Total cash and cash equivalents	342,101	615,360

Cash on hand includes cash balances with ATMs and cash in transit. As at 31 December 2021 and 2022, current accounts and short-term deposits with National Bank of the Republic of Kazakhstan are ₸84,053 million and ₸220,109 million, respectively.

As at 31 December 2022, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents are ₸9,544 million.

11.	Investment securities and derivatives

Investment securities and derivatives comprise:

	2021	2022
Total financial assets at FVTOCI	606,462	1,076,242
Total financial assets at FVTPL	955	30

Total investment securities and derivatives	607,417	1,076,272

Financial assets at FVTOCI comprise:

	2021	2022
Debt securities	606,107	1,075,955
Equity investments	355	287

Total financial assets at FVTOCI	606,462	1,076,242

	Interest rate, %	2021	Interest rate, %	2022
Debt securities
Discount notes of the NBRK	8.92-9.39	54,448	16.03	538,100
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-10.50	292,717	0.60-16.03	350,670
Corporate bonds	2.00-13.00	258,538	2.00-11.80	186,819
Sovereign bonds of foreign countries	0.63	404	0.63	366

Total debt securities		606,107		1,075,955

As at 31 December 2022 and 2021, sovereign debt securities represented by discount notes of the NBRK, bonds of the Ministry of Finance of the Republic of Kazakhstan, sovereign bonds of foreign countries amounted to ₸347,569 million and ₸889,136 million, respectively. The contractual maturity of investment debt securities is disclosed in Note 26.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Financial assets at FVTPL comprise:

	2021	2022
Derivative financial instruments	955	30

Total financial assets at FVTPL	955	30

As at 31 December 2022, financial assets at FVTPL included swap and spot instruments of ₸30 million (2021: ₸98 million) with a notional amount of ₸102,563 million (2021: ₸60,914 million) and forwards of ₸ Nil (2021: ₸857 million) with a notional amount of ₸ Nil (2021: ₸126,348 million).

As at 31 December 2022, financial liabilities at FVTPL included swap and spot instruments of ₸3 million (2021: ₸67 million) with a notional amount of ₸102,498 million (2021: ₸60,986 million) and forwards of ₸144 million (2021: ₸2,341 million) with a notional amount of ₸8,598 million (2021: ₸134,704 million) and are disclosed in Note 18.

12.	Loans to customers

	2021	2022
Gross loans to customers	2,573,153	3,369,512
Less: allowance for impairment losses (Note 7)	(142,416)	(214,702)

Total loans to customers	2,430,737	3,154,810

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

Movements in allowances for impairment losses on loans to customers for the years ended 31 December 2020, 2021 and 2022 are disclosed in Note 7.

As at 31 December 2021 and 2022, accrued interest of ₸27,648 million and ₸35,924 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). Allowance for impairment to NPLs reflects the Group’s ability to absorb potential losses from NPLs. Considering the ratio represents impairment loan loss allowances for all loans as a percentage of NPLs, the ratio can be more than 100%. With the adoption of IFRS 9, these loans were classified in Stage 3.

The following tables sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	NPLs	Total allowance for impairment	Total allowance for impairment to NPLs
As at 31 December 2021	120,652	142,416	118%
As at 31 December 2022	211,581	214,702	101%

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

During the year ended 31 December 2022, the Group has changed its estimate for days past due write off criteria (increase from 761 days to 1,080 days). It has resulted in continue of recognition of gross loans to customers in the amount of ₸19,584 million and related allowance for impairment amounted to ₸12,964 million as at 31 December 2022.

Provision expense on loans to customers:

	2020	2021	2022
Provision expense on loans to customers:
Loans to customers	(25,504)	(31,981)	(53,245)

Total provision expenses on loans to customers	(25,504)	(31,981)	(53,245)

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

The gross carrying amount and related loss allowance on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	2,407,687	29,831	135,635	—	2,573,153
Loss allowance	(64,043)	(10,582)	(67,791)	—	(142,416)

Carrying amount as at 31 December 2021	2,343,644	19,249	67,844	—	2,430,737

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	3,058,897	40,934	264,927	4,754	3,369,512
Loss allowance	(67,604)	(11,785)	(135,313)	—	(214,702)

Carrying amount as at 31 December 2022	2,991,293	29,149	129,614	4,754	3,154,810

During the year ended 31 December 2022, the Group has restructured loans to customers, which were classified as NPL, in the amount of ₸55,190 million, by providing an interest free extended repayment schedule. During the year ended 31 December 2022, ₸5,951 million of restructured loans were collected. As at 31 December 2022, the Group recognized restructured loans as loans in Stage 3 and POCI loans with gross carrying amount of ₸22,534 million and ₸4,754 million respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

13.	Property, equipment and intangible assets

	Buildings and construction	Furniture and equipment	Intangible assets	Construc- tion in progress	Total
At initial/revalued cost
31 December 2020	36,886	52,944	19,268	3,002	112,100
Additions	1,158	16,270	8,578	1,528	27,534
Disposals	(282)	(3,947)	(694)	—	(4,923)
Transfers	4,504	—	—	(4,504)	—

31 December 2021	42,266	65,267	27,152	26	134,711
Additions	23,084	36,117	5,446	55	64,702
Disposals	(836)	(2,387)	(1,079)	—	(4,302)
Transfers	3	(3)	—	—	—

31 December 2022	64,517	98,994	31,519	81	195,111

Accumulated depreciation and impairment
31 December 2020	7,853	24,792	9,439	—	42,084
Charge for the year	785	7,286	4,265	—	12,336
Disposals	(281)	(3,835)	(694)	—	(4,810)

31 December 2021	8,357	28,243	13,010	—	49,610
Charge for the year	2,258	10,752	4,191	—	17,201
Disposals	(815)	(1,740)	(985)	—	(3,540)

31 December 2022	9,800	37,255	16,216	—	63,271

Net book value
31 December 2022	54,717	61,739	15,303	81	131,840

31 December 2021	33,909	37,024	14,142	26	85,101

As at 31 December 2021 and 2022, property and equipment included fully depreciated property and equipment of ₸9,922 million and ₸13,322 million, respectively.

The Group’s revaluation policy requires the entire class of buildings and construction to be revalued every five years. In 2021, the Group had its buildings and properties revalued by independent appraisers, and the revalued amounts approximate their carrying value.

The fair value of buildings and construction was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In measuring fair value of the Group’s buildings and construction, the measurements were categorized into Level 3. During the years ended 31 December 2021 and 2022, there were no movements between Level 3 and other levels.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

14.	Other assets

	2021	2022
Other financial assets:
Settlement with brokers	8,733	31,243
Prepayments for customers online transactions	5,014	5,166
Receivables from VISA and Master Card	9,594	3,498
Other	2,031	10,277

Total other financial assets	25,372	50,184
Less: allowance for impairment losses (Note 7)	(3,433)	(7,068)

Total net other financial assets	21,939	43,116

Other non-financial assets:
Investment property	18,574	16,829
Other	18,831	15,561

Total other non-financial assets	37,405	32,390
Less: allowance for impairment losses (Note 7)	(413)	(726)

Total net other non-financial assets	36,992	31,664

Total other assets	58,931	74,780

Movements in allowances for impairment of other assets are disclosed in Note 7.

Investment property movement is presented as follows:

	2021	2022
Cost
As at 1 January	24,643	19,556
Additions	1,440	—
Disposals	(6,527)	(1,602)

As at 31 December	19,556	17,954

Accumulated depreciation
As at 1 January	(855)	(982)
Depreciation charge	(342)	(244)
Disposals	215	101

As at 31 December	(982)	(1,125)

Net book value	18,574	16,829

During the years ended 31 December 2021 and 2022, the Group foreclosed collateral it held as security for loans. As a result, the Group received investment property of ₸1,440 and ₸ Nil million, respectively.

As at 31 December 2021 and 2022, the fair value of investment property was ₸22,718 million and ₸20,869 million, respectively. In measuring fair value of the Group’s investment property, the measurements were categorized into Level 3.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

15.	Due to banks

	2021	2022
Recorded at amortised cost:
Repurchase agreements	75,524	16,119
Time deposits of banks and other financial institutions	968	313

Total due to banks	76,492	16,432

As at 31 December 2021 and 2022, accrued interest of ₸62 million and ₸58 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2021 and 2022, amounted to ₸75,295 million and ₸15,014 million, respectively.

16.	Customer accounts

	2021	2022
Individuals
Term deposits	2,070,822	3,057,870
Current accounts	534,190	700,957

Total due to individuals	2,605,012	3,758,827

Corporate customers
Term deposits	43,131	59,638
Current accounts	114,900	182,225

Total due to corporate customers	158,031	241,863

Total customer accounts	2,763,043	4,000,690

As at 31 December 2021 and 2022, accrued interest of ₸15,423 million and ₸29,214 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2021 and 2022, customer accounts of ₸26,679 million and ₸42,733 million, respectively, were held as security against loans to customers.

As at 31 December 2021 and 2022, customer accounts of ₸41,490 million (1.50%) and ₸108,665 million (2.72%), respectively, were due to the top twenty customers.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

17.	Debt securities issued

	Currency	Maturity date month/ year	Nominal interest rate %	2021	2022
Third bond program – first issue	₸	January 2025	9.90	51,045	51,045
Third bond program – second issue	₸	January 2024	9.80	48,414	48,418
Third bond program – third issue	₸	January 2023	9.70	40,252	40,915

Total debt securities issued				139,711	140,378

As at 31 December 2021 and 2022, accrued interest of ₸5,620 million and ₸5,620 million, respectively, was included in debt securities issued. All debt securities issued are recorded at amortised cost. The Group did not have any defaults or other breaches with respect to its debt securities issued as at 31 December 2021 and 2022.

On 27 January 2023, the Bank fully repaid its outstanding debt under the third issue of third bond program.

18.	Other liabilities

	2021	2022
Other financial liabilities:
Payables for customers’ online transactions	12,080	23,542
Accrued expenses	2,281	3,080
Accrued dividends payable to non-controlling interest	1,003	1,235
Derivative financial liabilities	2,408	147
Other	1,177	238

Total financial liabilities	18,949	28,242

Other non-financial liabilities:
Deferred revenue	10,653	10,950
Other taxes payable	6,936	10,520
Current income tax payable	8,609	5,957
Accumulated employee benefits, vacation liabilities	3,938	4,521
Deferred tax liabilities	2,512	3,245
Other	4,721	7,415

Total non-financial liabilities	37,369	42,608

Total other liabilities	56,318	70,850

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

19.	Subordinated debt

	Currency	Maturity date month/ year	Nominal interest rate, %	2021	2022
Second bond program – third issue	₸	February 2023	2% plus inflation rate	5,317	5,249
Third bond program – fourth issue	₸	June 2025	10.7%	62,266	62,269
Debt component of preference shares	₸	n/a	n/a	82	90

Total subordinated debt				67,665	67,608

The debt component of preference shares relates to subsidiary Kaspi Bank JSC (“the Bank”—subsidiary of the Company), and is held by the non-controlling interest. As at 31 December 2021 and 2022, accrued interest of ₸3,457 million and ₸3,508 million, respectively, was included in subordinated debt.

All subordinated debt are recorded at amortised cost as at 31 December 2021 and 2022. The above liabilities are subordinated to the claims of depositors and other creditors of the issuer in the event of liquidation. The Group did not have any defaults or other breaches with respect to its subordinated debt as at 31 December 2021 and 2022.

In February 2023, the Bank fully repaid its outstanding debt under the third issue of second bond program.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	1 January 2021	Non-cash changes
		Financing cash flows	Foreign exchange movement	Changes in amortised cost	2021
Debt securities issued	139,111	—	—	600	139,711
Subordinated debt	78,009	(10,371)	—	27	67,665

	1 January 2022	Non-cash changes
		Financing cash flows	Foreign exchange movement	Changes in amortised cost	2022
Debt securities issued	139,711	—	—	667	140,378
Subordinated debt	67,665	—	—	(57)	67,608

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

20.	Share capital

The table below provides a reconciliation of the change in the number of authorised shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding
Common shares 1 January 2021	216,742,000	199,500,000	7,695,000	191,805,000

Share options exercised (Note 21)	—	—	382,223	382,223

31 December 2021	216,742,000	199,500,000	(7,312,777)	192,187,223

Share options exercised (Note 21)	—	—	499,472	499,472
Share buy-back program	—	—	(2,376,725)	(2,376,725)

31 December 2022	216,742,000	199,500,000	(9,190,030)	190,309,970

During the year ended 31 December 2022, the Board of Directors approved three separate share buy-back programs.

As at 22 July 2022, the first 3-month Global Depositary Receipts (“GDR s”) buyback program was completed, totalling 998,429 GDRs equivalent to ₸22,841 million.

The second 3-month share buyback program was in force until 22 October 2022. As at the end of the program, the Group has acquired a total of 788,153 GDRs on the market for an aggregate consideration of ₸21,324 million.

On 22 October 2022, the Board of Directors approved another 4-month share buyback program for up to USD 100 million, which will be in force until 24 February 2023. As at 31 December 2022, the Group has acquired 590,143 GDRs equivalent to ₸19,506 million within the third GDR buyback program.

The Group accounts for GDRs repurchased as treasury shares.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
1 January 2021	130,144	(34,319)	95,825

Share options exercised	—	1,705	1,705

31 December 2021	130,144	(32,614)	97,530

Share options exercised	—	2,228	2,228
Share buyback program	—	(63,672)	(63,672)

31 December 2022	130,144	(94,058)	36,086

All shares are ₸ denominated. The Group has one class of common shares which carry no right to fixed dividend. Share premium represents an excess of contributions received over the

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

nominal value of shares issued and amounts received as a result of the resale of shares over their purchase price.

The following tables represent dividends declared:

	Dividends declared	Dividend per share
March 2021	170,662	₸	888
September 2021	79,758	₸	415
December 2021	89,942	₸	468

Total for 2021	340,362

	Dividends declared	Dividend per share
September 2022	95,787	₸	500
December 2022	114,315	₸	600

Total for 2022	210,102

21.	Share-based compensation

In the third quarter of 2021, the Group discontinued its phantom share program and replaced it with a share option program. As a result, the liability for outstanding phantom shares as at the date of replacement was derecognised and share options measured at their fair value at the date of the replacement were recognised. The share options will vest in annual installments over five years.

In addition, in the third quarter 2021 and fourth quarter 2022, the share option program was expanded to include more senior executives and other core Group personnel.

The management of the Group believes that share-based awards are vital to attract, incentivize and retain employees over the long-term.

Share-based compensation expense

	2020	2021	2022
Share-based compensation expense	(11,515)	(20,057)	(19,984)

Share options	(8,788)	(19,631)	(19,984)
Phantom shares	(2,727)	(426)	—

Phantom share expenses of ₸426 million represent revaluation during the 1st year of the previous phantom share program vested in 2021.

Share Options

The fair value of share options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

on the Group’s estimate of the number of share options that will eventually vest. Recipients of share options are entitled to receive dividends once share options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	2020	2021	2022
Weighted average share price in USD	45.1	60.7	63.7
Expected volatility	46.0%	45.3%	43.5%
Risk-free rate	3.2%	2.9%	3.6%
Dividend yield	7.6%	7.2%	7.0%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the share options outstanding:

	2021 (shares)	2022 (shares)
Outstanding at the beginning of the year	1,911,115	2,154,082

Granted	625,190	611,556
Forfeited	—	—
Exercised	(382,223)	(499,472)
Expired	—	—

Outstanding at the end of the year	2,154,082	2,266,166

In the years ended 31 December 2021 and 2022, 382,223 share options and 499,472 share options, respectively, were exercised and shares were issued from treasury shares.

The following table represents Share-based Compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2021	8,788

Share options accrued	19,631
Share options exercised	(7,177)

31 December 2021	21,242

Share options accrued	19,984
Share options exercised	(11,952)

31 December 2022	29,274

22.	Commitments and contingencies

In the normal course of business, in order to meet the needs of its customers, the Group became a party to financial instruments with off-balance sheet risk. Guarantees issued included below represent financial guarantees, where payment is not probable as at the respective reporting date, and therefore have not been recorded in the consolidated statements of financial position.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The Group uses the same credit policy in undertaking contingent commitments as it does for on-balance instruments.

As at 31 December 2021 and 2022, provision for losses on contingent liabilities were ₸18 million and ₸39 million, respectively.

The Group’s contingent liabilities and credit commitments comprised the following:

	2021	2022
	Nominal amount	Nominal amount
Commitments on loans and unused credit lines: Revocable loans	131,804	157,478

Guarantees issued and similar commitments	1,904	564

Total contingent liabilities and credit commitments	133,708	158,042

Commitments on loans and unused credit lines represent the Group’s revocable commitments to extend loans within unused credit line limits. Those commitments where the borrower has to apply each time it wants to draw the credit facility from unused credit lines and the Group may approve or deny the extension of the credit facility based on the borrower’s financial performance, debt service and other credit risk characteristics are considered revocable. Those commitments where the Group is contractually obligated with no conditions to extend the loan are considered to be irrevocable.

Legal proceedings

From time to time and in the normal course of business, claims against the Group are received from customers and counterparties. Management is of the opinion that no material losses will be incurred and, accordingly, no provision has been made in these consolidated financial statements.

Pensions and retirement plans

Employees of the Group receive pension benefits from pension funds in accordance with the laws and regulations of the Republic of Kazakhstan. As at 31 December 2021 and 2022, the Group was not liable for any supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

Taxes

Due to the presence in Kazakhstani commercial legislation and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment of business

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

activities, if a particular treatment based on management’s judgment of the Group’s business activities is to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Such uncertainty may relate to valuation of financial instruments, loss and impairment provisions and market level for deals’ pricing. The Group believes that it has already made all tax payments, and therefore no allowance has been made in the consolidated financial statements. Tax years remain open to review by the tax authorities for five years.

23.	Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions with related parties:

	2021		2022
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Consolidated statements of financial position
Loans to customers	3,568	2,573,153	3,057	3,369,512
- other related parties	3,568		3,057
Allowance for impairment losses on loans to customers	(13)	(142,416)	(7)	(214,702)
- other related parties	(13)		(7)
Other assets	6	58,931	20	74,780
- entities controlled by the key management personnel of the Group	2		3
- other related parties	4		17
Customer accounts	17,077	2,763,043	16,442	4,000,690
- entities controlled by the key management personnel of the Group	6,414		5,462
- key management personnel of the Group	2,421		478
- other related parties	8,242		10,502
Other liabilities	1,487	56,318	1,339	70,850
- entities controlled by the key management personnel of the Group	930		198
- other related parties	557		1,141

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	2020		2021		2022
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated statements of of profit or loss
Interest revenue
- other related parties	133	322,913	362	422,075	314	574,426
Interest expense	(164)	(139,002)	(166)	(171,491)	(403)	(278,676)
- entities controlled by the key management personnel of the Group	(44)		(6)		(176)
- key management personnel of the Group	(16)		(22)		(19)
- other related parties	(104)		(138)		(208)
Transaction expenses attributable to loans to customers
- entities controlled by the key management personnel of the Group	(12,527)		(10,981)		(4,862)

We are party to agreement with Kolesa JSC (“Kolesa”), the largest car and real estate classifieds platform in Kazakhstan and an entity controlled by the key management personnel of the Group. Under this agreement, we pay fees to Kolesa for car loans generated on Kolesa’s car classifieds platform, which are presented as transaction expenses in the table above.

Compensation to directors and other members of key management is presented as follows:

	2020		2021		2022
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Employee benefits	(783)	(46,146)	(782)	(58,285)	(800)	(68,509)
Share-based compensation	(8,446)	(11,515)	(11,381)	(20,057)	(7,298)	(19,984)

24.	Fair value of financial instruments (restated)

a.	Fair value of financial instruments

IFRS defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

b.	Fair value of the Group’s financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	2021	2022	Fair value hierarchy	Valuation technique(s) and key input(s)
Non-derivative financial assets at FVTOCI (Note 11)	5,342	1,236	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	601,086	1,074,972	Level 2	Quoted prices in markets that are not active.
Unlisted equity investments classified as financial assets at FVTOCI	34	34	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	955	30	Level 2	DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.
Derivative financial liabilities (Note 18)	2,408	147	Level 2	DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2021, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of ₸113,322 million and ₸233,843 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

As at 31 December 2022, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of ₸669,785 million and ₸218,985 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

There were no transfers between Level 1 and Level 2 during the years ended 31 December 2021 and 2022.

Subsequent to the issuance of the Group’s 2022 consolidated financial statements, the Group’s management determined that the previously issued financials contained misclassifications relating to the determination of whether the market in which the financial instruments were traded is considered active market or not. As a result, classification of fair value measurements of non-derivative financial assets at FVTOCI within the fair value hierarchy have been restated from the amounts previously reported under IFRS.

The impact of restatements is as follows:

Financial assets/ financial liabilities	Fair value hierarchy	2021 (as previously reported)	Adjustment	2021 (restated)
Non-derivative financial assets at FVTOCI (Note 11)	Level 1	230,847	(225,505)	5,342
Non-derivative financial assets at FVTOCI (Note 11)	Level 2	375,581	225,505	601,086

Financial assets/ financial liabilities	Fair value hierarchy	2022 (as previously reported)	Adjustment	2022 (restated)
Non-derivative financial assets at FVTOCI (Note 11)	Level 1	838,260	(837,024)	1,236
Non-derivative financial assets at FVTOCI (Note 11)	Level 2	237,948	837,024	1,074,972

The adjustment of these misclassifications did not result in any changes to the Group’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, consolidated statements of cash flows, or basic and diluted earnings per share.

c.	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	2021
	Carrying amount	Fair value	Fair value hierarchy
Due from banks	50,903	50,783	Level 2
Loans to customers	2,430,737	2,465,700	Level 3
Due to banks	76,492	75,870	Level 2
Customer accounts	2,763,043	2,751,213	Level 2
Debt securities issued	139,711	137,649	Level 2
Subordinated debt	67,665	67,272	Level 2

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	2022
	Carrying amount	Fair value	Fair value hierarchy
Due from banks	25,668	25,234	Level 2
Loans to customers	3,154,810	3,192,581	Level 3
Due to banks	16,432	15,324	Level 2
Customer accounts	4,000,690	3,899,302	Level 2
Debt securities issued	140,378	133,825	Level 2
Subordinated debt	67,608	63,500	Level 2

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

25.	Regulatory matters

The management of Kaspi Bank JSC monitors capital adequacy ratios based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	2021	2022
Tier 1 capital (k1.2)	15.9%	17.0%
Total capital (k.2)	18.0%	18.0%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each. The following table presents Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	2021	2022
Tier 1 capital (k1.2)	11.5%	12.2%
Total capital (k.2)	12.9%	13.1%

26.	Risk management policy

The Group permanently advances it’s risk management environment, to fit up-to-date challenges and risks the Group is exposed to. The Group is exposed to the following types of risks: credit risk, liquidity risk and market risk.

Credit risk

The Group is exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. The Group’s credit risk exposure arises primarily from our consumer finance business through the Fintech Platform. To manage credit risk during loan origination, the Group centralized all processes related to decision making, verification and accounting through it’s headquarters. The Group has developed an automated, centralised and big data-driven proprietary loan approval process that enables it to make instant credit decisions. The risk management division is responsible for maintaining credit risk assessment models and decision-making process. The quality of approved loans are monitored by risk management division on day-to-day basis with periodical validation of the models.

During the credit decision process, the Group uses proprietary risk algorithms and predictive credit risk assessment models for the evaluation of the risks of potential borrowers using statistical modelling based on (i) a wealth of proprietary internal data such as application, transactional, behavioural, shopping and payment history information, which is supplemented by (ii) external data such as data received from credit bureaus (First Credit Bureau LLP and State Credit Bureau JSC) and pension centre (the State Pension Payment Centre) with regard to each customer.

The additional proprietary data constantly accumulated around the Group’s customers’ activity that enables it to continuously deepen its credit decision process.

The risk management division, in terms of credit risk, consists of independent modelling, anti-fraud, monitoring and provisioning division.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Maximum Exposure

The Group’s maximum exposure to credit risk varies significantly and is dependent on both individual risks and general market economy risks. For financial assets recorded on statements of financial position, the maximum exposure equals to a carrying value of those assets prior to any offset or collateral. For financial guarantees and other contingent liabilities the maximum exposure to credit risk is the maximum amount the Group would have to pay if the guarantee was called on or in the case of commitments, if the loan amount was called on.

As at 31 December 2021 and 2022, the maximum exposure to credit risk after offset and collateral was equal to its carrying value of all financial assets except for loans to customers.

As at 31 December 2021 and 2022, the maximum exposure to credit risk after offset and collateral of loans to customers were ₸1,875,603 million and ₸2,750,424 million, respectively.

Collateral held as security and other credit enhancements

The Group holds collateral or other credit enhancements to mitigate credit risk associated with financial assets. The main types of collateral obtained are as follows:

•	For reverse repurchase transactions – securities;

•	For loans to customers that are secured – charges over real estate properties and vehicles.

Although, the Group uses collateral as credit enhancement to mitigate its exposure to credit risk, major part of its loan portfolio is represented by unsecured loans. Thus, as at 31 December 2021 and 2022, unsecured gross carrying amount of loans to customers were ₸1,989,342 million and ₸2,942,812 million, respectively.

As at 31 December 2021 and 2022, credit impaired loans with a net carrying value of ₸16,084 million and ₸29,174 million, respectively were either fully or partially collateralized, reflecting the extent to which collateral and other credit enhancements mitigate credit risk.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Credit quality of financial assets

The tables below present information about the significant changes in the gross carrying amount of loans during the period that contributed to changes in the loss allowance during the years ended 31 December 2021 and 2022:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans at amortised cost
Gross carrying amount as at 1 January 2021	1,351,855	20,500	154,088	—	1,526,443

Changes in the gross carrying amount
- Transfer to Stage 1	13,221	(3,124)	(10,097)	—	—
- Transfer to Stage 2	(30,543)	31,690	(1,147)	—	—
- Transfer to Stage 3	(58,892)	(12,232)	71,124	—	—
New financial assets originated or purchased	2,113,372	—	—	—	2,113,372
Financial assets that have been repaid	(981,326)	(7,003)	(32,014)	—	(1,020,343)
Write-offs	—	—	(46,324)	—	(46,324)
Other changes	—	—	5	—	5

Gross carrying amount as at 31 December 2021	2,407,687	29,831	135,635	—	2,573,153

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans at amortised cost
Gross carrying amount as at 1 January 2022	2,407,687	29,831	135,635	—	2,573,153

Changes in the gross carrying amount
- Transfer to Stage 1	8,927	(3,094)	(5,833)	—	—
- Transfer to Stage 2	(46,924)	47,497	(573)	—	—
- Transfer to Stage 3	(157,484)	(19,421)	176,905	—	—
New financial assets originated or purchased	2,422,809	—	—	4,754	2,427,563
Financial assets that have been repaid or derecognised	(1,576,118)	(13,879)	(29,049)	—	(1,619,046)
Write-offs	—	—	(64,231)	—	(64,231)
Recovery from off-balance	—	—	52,060	—	52,060
Other changes	—	—	13	—	13

Gross carrying amount as at 31 December 2022	3,058,897	40,934	264,927	4,754	3,369,512

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Group uses an internal rating model to classify individually significant loans to customers in different risk categories:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	22,526	—	—	—	22,526
Grade: Impaired	—	—	6,391	—	6,391
Loans to customers that are collectively assessed for impairment	2,385,161	29,831	129,244	—	2,544,236

Total gross carrying amount	2,407,687	29,831	135,635	—	2,573,153

Loss allowance	(64,043)	(10,582)	(67,791)	—	(142,416)

Carrying amount as at 31 December 2021	2,343,644	19,249	67,844	—	2,430,737

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	8,119	—	—	—	8,119
Grade: Impaired	—	—	6,636	—	6,636
Loans to customers that are collectively assessed for impairment	3,050,778	40,934	258,291	4,754	3,354,757

Total gross carrying amount	3,058,897	40,934	264,927	4,754	3,369,512

Loss allowance	(67,604)	(11,785)	(135,313)	—	(214,702)

Carrying amount as at 31 December 2022	2,991,293	29,149	129,614	4,754	3,154,810

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	20,504	—	—	20,504
Investment grade (BBB+ - BBB-)	29,710	—	—	29,710
Non-Investment grade (BB+ - B-)	708	—	—	708

Total gross carrying amount	50,922	—	—	50,922

Loss allowance	(19)	—	—	(19)

Carrying amount as at 31 December 2021	50,903	—	—	50,903

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	17,052	—	—	17,052
Investment grade (BBB+ - BBB-)	7,799	—	—	7,799
Not rated	823	—	—	823

Total gross carrying amount	25,674	—	—	25,674

Loss allowance	(6)	—	—	(6)

Carrying amount as at 31 December 2022	25,668	—	—	25,668

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	840	—	—	840
Investment grade (BBB+ - BBB-)	595,969	—	—	595,969
Non-Investment grade (BB+ - B-)	7,460	—	—	7,460
Low grade (CCC+ and lower)	—	—	1,838	1,838

Carrying amount as at 31 December 2021	604,269	—	1,838	606,107

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	558	—	—	558
Investment grade (BBB+ - BBB-)	1,070,752	—	—	1,070,752
Non-Investment grade (BB+ - B-)	2,393	—	—	2,393
Not rated	—	2,252	—	2,252

Carrying amount as at 31 December 2022	1,073,703	2,252	—	1,075,955

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Financial assets, other than loans to customers and other financial assets, are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services. The highest possible rating is AAA.

	A- and higher	BBB+ to BBB-	BB+ to B-	CCC+ and lower	Not rated	Total
Gross carrying value:

31 December 2021
Cash and cash equivalents, excluding cash on hand	102,514	86,884	41	—	994	190,433
Mandatory cash balances with NBRK	—	32,734	—	—	—	32,734
Due from banks	20,504	29,710	708	—	—	50,922
Investment securities and derivatives	1,217	596,643	7,848	4,501	—	610,209

31 December 2022
Cash and cash equivalents, excluding cash on hand	197,445	234,998	—	—	3,151	435,594
Mandatory cash balances with NBRK	—	42,917	—	—	—	42,917
Due from banks	17,052	7,799	—	—	823	25,674
Investment securities and derivatives	558	1,071,110	2,401	—	2,942	1,077,011

As at 31 December 2021 and 2022, all loan commitments and financial guarantee contracts of the Group are classified in Stage 1 (12-month ECL) and have “low to fair” risk grade.

Modified financial assets

As a result of the Group’s forbearance activities, financial assets might be modified. Modification doesn’t lead to a material change in the net present value (“NPV”), therefore the Group doesn’t recognise a modification gain/loss. The following tables refer to modified financial assets where modification does not result in derecognition.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Financial assets (with loss allowance based on lifetime ECL) modified during the years ended 31 December 2021 and 2022:

	2021	2022
Gross carrying amount of financial assets that are impaired after modification but not NPL as at 1 January	17,923	12,021

Gross carrying amount of modified loans within period	20,222	54,035
Loans transferred to non impaired category (cured loans)	(16,425)	(21,043)
Loans transferred to NPL	(6,875)	(12,789)
Repaid loans	(2,824)	(4,325)

Gross carrying amount of financial assets that are impaired after modification but not NPL as at 31 December	12,021	27,899

The net carrying amount of loans at time of modification that are modified during the years ended 31 December 2021 and 2022 were ₸13,079 million and ₸37,221 million, respectively. The gross carrying amount of modified loans for which the loss allowance changed from lifetime to 12-month ECL in the years ended 31 December 2021 and 2022 were ₸9,020 million and ₸12,656 million, respectively.

Macro sensitivity

The Group has performed ECL sensitivity analysis on its loan portfolio, in the event that key assumptions used to calculate ECL change by 1 percentage point. For the purpose of ECL estimation, the Group uses a change of the nominal USD/₸ exchange rate of:

•	3.90% and 1.40% for 2023 and 2024, respectively, as a baseline scenario,

•	1.35% and 0.50% for 2023 and 2024, respectively, as an upside scenario and

•	6.45% and 3.95% for 2023 and 2024, respectively, as a downside scenario.

A change in the baseline nominal USD/₸ exchange rate by +/- 1 percentage point, with respective correction of the upside and downside scenarios, leads to a change in the loss allowance by ₸-2,220/+1,920 million as at 31 December 2022, respectively.

Liquidity risk

The liquidity management framework of the Group mainly consists of following instruments:

-	Assessment of sufficient level of high quality liquid assets;
-	Cash flow forecasting;

-	Diversification of funding;

-	Social media marketing;

-	Up-to-date contingent funding plan;

The liquidity risk is managed considering specific aspects of Kazakhstan economy, in particular limited funding instruments and possible dollarization due to currency devaluation expectations.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

The Group devotes great significance to social media marketing, to support the brand of the Group and mitigate various risks such as liquidity and reputational risks. The division of social media marketing covers mass media, social networks, blogs and other sources of information, available to current or potential customers.

A major part of the Group’s obligations consists of customer accounts of individuals, with nominal maturity under 2 years. However, 95% of deposits in 2021 were rolled over, which absent a liquidity event such as a run on the bank, allows the Group to maintain a long-term stable funding base. The average amount of individuals’ customer accounts balance is ₸940 thousand as at 31 December 2022, which is another indicator of diversification and stability of the funding base.

The Group retains a significant amount of high quality liquid assets, which consists mainly of cash, deposits within NBRK, short-term and mid-term notes of NBRK and bonds issued by the Ministry of Finance of the Republic of Kazakhstan.

Market risk

Price Risk

The Group’s market risk arises from fluctuations in the value of financial instruments because of changes in market prices whether those changes are caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. The Group has established various limits on operations with securities, including instrument specific limits, in order to balance profit and risk in the securities portfolio. The Group’s portfolio is predominantly comprised of Kazakhstan government debt securities.

Interest rate risk

The contractual maturities of assets and liabilities of the Group has modest gaps, which provides possibilities of instant reactions on changes of market interest rates. The Group has significant amounts of high quality liquid assets with a short maturity which helps to minimize the sensitivity to a sharp increase of interest rates in case of a liquidity shortfall on the market.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

An analysis of the financial assets and liabilities liquidity and interest rate risks is presented in the following table on discounted basis:

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2021 Total
Cash and cash equivalents	67,031	8,636	—	—	—	75,667
Due from banks	5,660	6,010	39,233	—	—	50,903
Investment securities	48,076	38,190	187,599	320,060	12,181	606,106
Loans to customers	308,279	413,603	1,115,789	498,702	94,364	2,430,737

Total interest bearing financial assets	429,046	466,439	1,342,621	818,762	106,545	3,163,413

Cash and cash equivalents	266,434	—	—	—	—	266,434
Mandatory cash balances with National Bank of the Republic of Kazakhstan	32,734	—	—	—	—	32,734
Derivative financial assets	10	88	857	—	—	955
Investment securities	322	—	—	—	34	356
Other financial assets	21,939	—	—	—	—	21,939

Total non-interest bearing financial assets	321,439	88	857	—	34	322,418

Total financial assets	1,308,515	428,337	1,155,879	498,702	94,398	3,485,831

Due to banks	75,524	—	—	968	—	76,492
Customer accounts	171,451	454,685	1,387,036	99,770	5,526	2,118,468
Debt securities issued	5,620	—	—	134,091	—	139,711
Subordinated debt	3,243	197	18	64,207	—	67,665

Total interest bearing financial liabilities	255,838	454,882	1,387,054	299,036	5,526	2,402,336

Customer accounts	644,575	—	—	—	—	644,575
Derivative financial liabilities	1,294	691	423	—	—	2,408
Other financial liabilities	18,949	—	—	—	—	18,949

Total non-interest bearing financial liabilities	664,818	691	423	—	—	665,932

Total financial liabilities	920,656	455,573	1,387,477	299,036	5,526	3,068,268

Guarantees issued and similar commitments	317	110	—	4,500	—	4,927

Total financial liabilities and commitments	920,973	455,683	1,387,477	303,536	5,526	3,073,195

Liquidity gap	387,542	(27,346)	(231,598)	195,166	88,872

Cumulative liquidity gap	387,542	360,196	128,598	323,764	412,636

Interest sensitivity gap	173,208	11,557	(44,433)	519,726	101,019

Cumulative interest sensitivity gap	173,208	184,765	140,332	660,058	761,077

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2022 Total
Cash and cash equivalents	246,442	85,596	—	—	—	332,038
Due from banks	798	2,200	22,670	—	—	25,668
Investment securities	551,634	34,367	152,450	323,882	13,622	1,075,955
Loans to customers	320,313	441,337	1,305,181	955,362	132,617	3,154,810

Total interest bearing financial assets	1,119,187	563,500	1,480,301	1,279,244	146,239	4,588,472

Cash and cash equivalents	283,322	—	—	—	—	283,322
Mandatory cash balances with National Bank of the Republic of Kazakhstan	42,917	—	—	—	—	42,917
Derivative financial assets	30	—	—	—	—	30
Investment securities	253	—	—	—	34	287
Other financial assets	57,750	—	—	—	—	57,750

Total non-interest bearing financial assets	384,272	—	—	—	34	384,306

Total financial assets	1,503,459	563,500	1,480,302	1,279,244	146,273	4,972,778

Due to banks	16,432	—	—	—	—	16,432
Customer accounts	246,255	501,096	2,038,759	331,734	6,147	3,123,991
Debt securities issued	44,913	—	—	95,465	—	140,378
Subordinated debt	3,252	5,249	17	59,090	—	67,608

Total interest bearing financial liabilities	310,852	506,345	2,038,776	486,289	6,147	3,348,409

Customer accounts	876,699	—	—	—	—	876,699
Derivative financial liabilities	3	144	—	—	—	147
Other financial liabilities	35,297	143	—	—	—	35,440

Total non-interest bearing financial liabilities	911,999	287	—	—	—	912,286

Total financial liabilities	1,222,851	506,632	2,038,776	486,289	6,147	4,260,695

Guarantees issued and similar commitments	170	349	45	4,627	—	5,191

Total financial liabilities and commitments	1,223,021	506,981	2,038,821	490,916	6,147	4,265,886

Liquidity gap	280,438	56,519	(558,519)	788,328	140,126

Cumulative liquidity gap	280,438	336,957	(221,562)	566,766	706,892

Interest sensitivity gap	808,335	57,155	(558,475)	792,955	140,092
Cumulative interest sensitivity gap	808,335	865,490	307,015	1,099,970	1,240,062

As at 31 December 2021 and 2022, guarantee deposits in favour of international payments systems included in due from banks were ₸50,214 million and ₸24,823 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Based on prior experience, the Group considers it highly unlikely that all customer accounts seek repayment on maturity. Historically the majority of such deposits are rolled over.

Interest rate sensitivity analysis

The Group manages fair value interest rate risk through periodic estimation of potential losses that could arise from adverse changes in market conditions. The Risk Management Department conducts monitoring of the Group’s current financial performance, estimates the Group’s sensitivity to changes in interest rates and its influence on the Group’s profitability.

The sensitivity analysis includes interest rate risk, which has been determined based on “reasonably possible changes in the risk variable”. The level of these changes is determined by management and is contained within the risk reports provided to key management personnel.

As at 31 December 2022, the impact on profit before income tax due to a +/-3 p.p. change in interest rate amounted -/+ ₸150 million (2021: -/+ ₸150 million).

As at 31 December 2022, the impact on equity due to a +/-3 p.p. change in interest rate amounted ₸-20,705 million /₸+22,982 million (2021: ₸-24,236 million/ ₸+25,684 million).

Currency risk

The Group manages its currency risk by keeping modest open currency position. The Group only issues loans to customers in tenge, which protects the Group from hidden currency risk in case of a currency devaluation.

The Group’s exposure to foreign currency exchange rate risk is presented in the table below:

	Tenge	USD 1 USD = ₸431.80	EUR EUR 1 = ₸489.10	Other currency	2021 Total
Non-derivative financial assets
Total non-derivative financial assets	3,140,201	334,006	6,748	3,922	3,484,877

Non-derivative financial liabilities
Total non-derivative financial liabilities	2,550,500	506,102	5,574	1,272	3,063,448

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	589,701	(172,096)	1,174	2,650

Derivative financial instruments
Accounts payable on spot and derivative contracts	(184,863)	(5,035)	(3,913)	(4,287)	(198,098)
Accounts receivable on spot and derivative contracts	857	182,328	2,446	2,587	188,218
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(184,006)	177,293	(1,467)	(1,700)	(9,880)

NET POSITION	405,695	5,197	(293)	950

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	Tenge	USD 1 USD = ₸462.65	EUR EUR 1 = ₸492.86	Other currency	2022 Total
Non-derivative financial assets
Total non-derivative financial assets	4,411,208	514,781	25,753	6,371	4,958,113

Non-derivative financial liabilities
Total non-derivative financial liabilities	3,743,473	499,768	7,403	2,706	4,253,350

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	667,735	15,013	18,350	3,665

Derivative financial instruments
Accounts payable on spot and derivative contracts	(33,894)	(55,518)	(17,250)	(4,581)	(111,243)
Accounts receivable on spot and derivative contracts	50,898	55,419	—	4,604	110,921
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	17,004	(99)	(17,250)	23	(322)

NET POSITION	684,739	14,914	1,100	3,688

Currency risk sensitivity analysis

The Group analysed sensitivity to an increase and decrease in the USD and EUR against the ₸. 25% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign currency exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation as at 31 December 2021 and 2022 for a 25% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower.

As at 31 December 2022, the impact on profit or loss and on equity due to +/-25% change in USD rate were ₸+/-3,729 million (2021: ₸+/-1,299 million).

As at 31 December 2022, the impact on profit or loss and on equity due to +/-25% change in EUR rate were ₸+/-275 million (2021: ₸+/-73 million).

27.	Condensed financial information - parent company only

As described in Note 25, the Bank must comply with NBRK’s capital requirements. Further, the Bank cannot lend more than 10% of Bank’s total capital to the Company, which restricts the use of the Bank’s net assets. The Group performed a test on the restricted net assets of its bank subsidiary and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as of 31 December 2022. The following is condensed financial information for the Company.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

Condensed Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2020, 2021, and 2022.

	2020	2021	2022
REVENUE	287,044	317,436	432,661

Dividend income from banking subsidiaries*	233,086	173,709	200,930
Dividend income from other subsidiaries*	51,300	139,475	213,819
Interest income	2,679	4,211	16,762
Other gains (losses)	(21)	40	1,150
COSTS AND OPERATING EXPENSES	(9,964)	(20,476)	(21,173)

General and administrative expenses	(9,955)	(20,466)	(20,818)
Fee and commission expense	(9)	(10)	(355)

NET INCOME BEFORE TAX	277,080	296,960	411,488

Income tax	—	—	(3,357)

NET INCOME	277,080	296,340	408,131

OTHER COMPREHENSIVE INCOME	—	—	—

TOTAL COMPREHENSIVE INCOME	277,080	296,340	408,131

*

Joint Stock Company Kaspi.kz directly holds 100% ownership interest in Kaspi Group JSC, the parent company of banking group and indirectly holds 98.95% ownership interest in Kaspi Bank JSC through Kaspi Group JSC. As allowed under IAS 27.10, the investment in banking subsidiaries and other subsidiaries were accounted for under the cost method. Using the equity method, the income in undistributed earnings of banking subsidiaries were ₸(205) million, ₸6,622 million and ₸7,252 million for 2020, 2021 and 2022, respectively, and the income in undistributed earnings of other subsidiaries were ₸(6,909) million, ₸(354) million and ₸19,122 million for 2020, 2021 and 2022, respectively.

Condensed Statements of Financial Position as at 31 December 2021 and 2022.

	2021	2022
ASSETS:
Cash and cash equivalents	88,253	226,232
Investments in banking subsidiaries*	171,107	171,107
Investments in other subsidiaries*	27,852	44,103
Other assets	996	1,153

TOTAL ASSETS	288,208	442,595

LIABILITIES:
Other liabilities	44	90

TOTAL LIABILITIES	44	90

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

	2021	2022
EQUITY:
Issued capital	130,144	130,144
Treasury shares	(32,614)	(94,058)
Share-based compensation reserve	21,242	29,274
Retained earnings	169,392	377,145

TOTAL EQUITY	288,164	442,505

TOTAL LIABILITIES AND EQUITY	288,208	442,595

*

Using the equity method, the investment in banking subsidiaries were ₸192,614 million and ₸199,331 million for 31 December 2021 and 2022, respectively, and the investment in other subsidiaries were ₸37,717 million and ₸88,881 million for 31 December 2021 and 2022, respectively.

In accordance with NBK regulations, dividends paid by the Bank to the Company are subject to certain limitations. See Note 25 for more information.

Condensed Statements of Cash Flows For the Years ended 31 December 2020, 2021, and 2022.

	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest income received	2,277	3,577	14,221
Fees and commissions paid	(9)	(10)	(355)
General and administrative expenses paid	(1,167)	(835)	(835)

Cash flows from operating activities before changes in operating assets and liabilities	1,101	2,732	13,031
Changes in operating assets and liabilities (Increase)/decrease in operating assets:
Other assets	(90)	(486)	(378)
Other liabilities	4	(1)	46

Cash inflow from operating activities before income tax	1,015	2,245	12,699
Income tax paid	—	—	(594)

Net cash inflow from operating activities	1,015	2,245	12,105

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividends received from subsidiaries	284,386	313,185	414,749
Purchase of investments in subsidiaries	(1,493)	—	(16,251)
Proceed from repurchase of shares by subsidiary	3,100	—	—

Net cash inflow from investing activities	285,993	313,185	398,498

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(175,368)	(340,362)	(210,102)
Purchase of treasury shares	—	—	(63,672)

Net cash outflow from financing activities	(175,368)	(340,362)	(273,774)

Effect of changes in foreign exchange rate on cash and cash equivalents	(21)	40	1,150
NET INCREASE IN CASH AND CASH EQUIVALENTS	111,619	(24,892)	137,979
CASH AND CASH EQUIVALENTS, beginning of the year	1,526	113,145	88,253

CASH AND CASH EQUIVALENTS, end of the year	113,145	88,253	226,232

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2020, 2021 and 2022

(in millions of ₸)

28.	Subsequent events

On 24 February 2023, the Board of Directors of the Company proposed a dividend of ₸600 per share, subsequently approved by the Company’s shareholders in April 2023.

In February 2023, the Group acquired a 51% share in Magnum E-Commerce Kazakhstan LLC with an investment of ₸5 billion in its share capital, to be followed by an increase of the share of the Group in Magnum E-commerce Kazakhstan LLC to 90.01% with an additional commitment to invest ₸65 billion during the next 3 years. The remaining 9.99% is owned by Magnum Cash&Carry LLC, the largest retail food chain in Kazakhstan. At the time the financial statements were authorised for issue, the Group had not yet completed the accounting for the acquisition of Magnum E-commerce Kazakhstan LLC.

On 14 June 2023, Magnum E-Commerce Kazakhstan LLC entered into an agreement with Magnum Cash&Carry LLC to acquire a commercial property to use as a dark store for our e-Grocery business for ₸4,779 million.

The third share buyback program, which was approved on 22 October 2022, was in force until 24 February 2023. As at the end of the program, the Group has acquired a total of 1,131,380 GDRs on the market for an aggregate consideration of USD 84 million.

In April 2023, the Company has announced the commencement of a fourth share buyback program through July 2023, which resulted in the repurchased of 531,994 GDRs for ₸19 billion. Since the commencement of our first share buyback program in April 2022 through July 2023, we have repurchased 3,449,957 GDRs for ₸101 billion.

On 20 July 2023, the Board of Directors of the Company proposed a dividend of ₸750 per share, subject to shareholder approval.

On July 20, 2023, Board of Directors approved a fifth share buyback program through October 2023 in the amount of up to USD 100 million.

On 21 July 2023, Kaspi Shop LLC, subsidiary, has entered into an agreement with Krysha & Kolesa Holding B.V., an indirect subsidiary of Baring Vostok Private Equity Fund V, to acquire 39.758% of the shares of Kolesa JSC for USD 88.5 million.

Joint Stock Company Kaspi.kz

            ADSs

Representing                 Common Shares

$                per ADS

PROSPECTUS

                    , 2024

Morgan Stanley	J.P. Morgan	Citigroup

Susquehanna Financial Group, LLLP	Wolfe | Nomura Alliance

Through and including                     , 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in the Prospectus

Item 6. Indemnification of directors and officers

We expect to enter into arrangements on indemnification of our executive officers and members of our board of directors, on the form filed as Exhibit 10.11 to this registration statement, against all claims, charges, actions, proceedings, demands, liabilities, losses, damages, as well as reasonable and documented costs and expenses suffered or incurred by the executive officer or member of our board of directors in respect of all claims relating to actions or omissions committed or allegedly committed by them in connection with the performance of their duties as our executive officer or member of our board of directors. The indemnification of our executive officers and members of our board of directors is subject to certain exclusions and limitations, and will not apply, among other things, to any claim or liability to the extent prohibited by law; any recovery made by the officer or director under any policy of insurance; fines imposed on the officer or director in criminal proceedings; any claim or proceedings initiated or brought voluntarily by the officer or director and not by way of defense, counterclaim or crossclaim; and the officer or director’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct.

The underwriting agreement and the company support agreement filed as Exhibits 1.1 and 10.1, respectively, to this registration statement will provide for indemnification by the underwriters of us and our executive officers and members of our board of directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and members of our board of directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent sales of unregistered securities

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities by us that were not registered under the Securities Act. We believe that each of such sales was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

From January 1, 2023 to the date of this registration statement, we issued an aggregate of                 GDRs to our LTIP participants, upon the exercise of options, for cash consideration in the aggregate amount of ₸                .

For the year ended December 31, 2022, we issued an aggregate of 611,556 GDRs to our LTIP participants, upon the exercise of options, for cash consideration in the aggregate amount of ₸968,316.

For the year ended December 31, 2021, we issued an aggregate of 625,190 GDRs to our LTIP participants, upon the exercise of options, for cash consideration in the aggregate amount of ₸1,246,968.

For the year ended December 31, 2020, we issued an aggregate of 1,911,115 GDRs to our LTIP participants, upon the exercise of options, for nil cash consideration.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits

(a) Exhibits

See the exhibit index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

(c) Filing Fee Table

See Exhibit 107.

Item 9. Undertakings

The undersigned registrant hereby undertakes that:

1)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2)	The undersigned registrant hereby undertakes that:

a.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of the Underwriting Agreement.

3.1	English translation of the Charter of the Registrant (approved on October 15, 2014).

3.2	English translation of Amendment No. 1 to the Charter of the Registrant (approved on May 30, 2017).

3.3	English translation of Amendment No. 2 to the Charter of the Registrant (approved on April 2, 2018).

3.4	English translation of Amendment No. 3 to the Charter of the Registrant (approved on July 9, 2018).

3.5	English translation of Amendment No. 4 to the Charter of the Registrant (approved on November 26, 2018).

3.6	English translation of Amendment No. 5 to the Charter of the Registrant (approved on August 19, 2019).

3.7	English translation of Amendment No. 6 to the Charter of the Registrant (approved on June 22, 2020).

3.8	English translation of Amendment No. 7 to the Charter of the Registrant (approved on April 10, 2023).

4.1	Form of the Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary, and Owners and Holders of American Depositary Shares issued thereunder.

4.2	Form of American Depositary Receipt (included in Exhibit 4.1).

5.1	Opinion of Kinstellar LLP, counsel to the Registrant, regarding the validity of the common shares.

10.1	Form of the Company Support Agreement.

10.2#	English translation of form of option agreement (directors).

10.3#	Form of service contract (directors).

10.4#	English translation of form of option agreement (management board).

10.5#	English translation of form of option agreement.

10.6#	English translation of form of option agreement.

10.7	Share Purchase Agreement between Krysha & Kolesa Holding B.V. and Kaspi Shop, dated July 21, 2023.

10.8	English translation of the Trust Management Agreement between Kaspi Shop and Mr. Mikheil Lomtadze, dated October 11, 2023.

10.9	English translation of the Authorized Capital Contribution Agreement between Kaspi Shop and Magnum E-commerce Kazakhstan, dated February 3, 2023.

10.10	English translation of the Authorized Capital Contribution Agreement between Kaspi Shop and Magnum E-commerce Kazakhstan, dated February 21, 2023.

10.11	Form of Deed of Indemnity with executive officers and members of the board of directors.

21.1	List of subsidiaries of the Registrant.

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Kinstellar LLP (included in Exhibit 5.1).

23.3	Consent of ADL.

24.1	Powers of Attorney (included on signature page to the registration statement).

107	Filing Fee Table.

#	Indicates management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Almaty, Kazakhstan, on December 28, 2023.

Joint Stock Company Kaspi.kz

By:	/s/ Mikheil Lomtadze
Name: Mikheil Lomtadze
Title: Chief Executive Officer

By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mikheil Lomtadze and Yuri Didenko and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on December 28, 2023 in the capacities indicated:

Name	Title

/s/ Mikheil Lomtadze Mikheil Lomtadze	Chief Executive Officer, Member of the Board of Directors (principal executive officer)

/s/ Tengiz Mosidze Tengiz Mosidze	Chief Financial Officer (principal financial officer)

/s/ Nailya Ualibekova Nailya Ualibekova	Chief Accountant (principal accounting officer)

/s/ Vyacheslav Kim Vyacheslav Kim	Chairman of the Board of Directors

Name	Title

/s/ Nikolay Zinovyev Nikolay Zinovyev	Member of the Board of Directors

/s/ Douglas Gardner Douglas Gardner	Member of the Board of Directors

/s/ Szymon Gutkowski Szymon Gutkowski	Member of the Board of Directors

/s/ Alina Prawdzik Alina Prawdzik	Member of the Board of Directors

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Joint Stock Company Kaspi.kz has signed this registration statement on December 28, 2023.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director